CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83 OF THE U.S. SECURITIES EXCHANGE COMMISSION
As confidentially submitted to the U.S. Securities and Exchange Commission on November 2 , 2021
This Draft Registration Statement has not been filed publicly with the U.S. Securities Exchange Commission and all information contained herein remains strictly confidential.

    Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FLORA GROWTH CORP.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	2833	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Flora Growth Corp.
198 Davenport Road
Toronto, Ontario M4R 1J2
Tel: +1 (416) 861-2267
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005
Tel: +1 (302) 777-0200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Rebecca G. DiStefano Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, Florida 33301 Tel: +1 (954) 768-8221 Fax: +1 (561) 338-7099	Michael Rennie Wildeboer Dellelce LLP 365 Bay Street, Suite 800 Toronto, Ontario M5H 2V1 Tel: +1 (416) 361-4781 Fax: +1 (416) 361-1790	James T. Seery Duane Morris LLP 1540 Broadway New York, New York 10036 Tel: +1 (973) 424-2088 Fax: +1 (973) 556-1417

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  □

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  □

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.  ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  □

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Units, each consisting of one Common Share and one-half of one Unit Warrant		$	$
Common Shares included as part of Unit(3)
Unit Warrants included as part of Unit(3)
Common Shares underlying the Unit Warrants included in the Units		$	$
Underwriters’ Warrants (4)	-	-	-
Common Shares underlying Underwriters’ Warrants (4)		$	$
Total		$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457( o ) under the under the Securities Act of 1933, as amended (the “Securities Act”).  Includes the Common Shares and/or the Unit Warrants that the underwriters have the option to purchase to cover any over-allotments. See “Underwriting.”

(2)
Pursuant to Rule 416 under the Securities Act, there is also being registered hereby such indeterminate number of additional Common Shares of the Registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(3)	No fee required pursuant to Rule 457(g) of the Securities Act.
(4)
Represents underwriters’ warrants to purchase up to an aggregate of ______ percent (_%) of the Units sold in the offering at an exercise price equal to _________________________ percent (____%) of the public offering price.  As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters’ warrants is $_____.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED _______________________, 2021

$__________________

Flora Growth Corp.

  Units (each consisting of one Common Share and one-half Unit Warrant)
Common Shares Underlying the Unit Warrants

This is a follow-on public offering (the “offering”) of our Units, with each Unit consisting of (i) one of our common shares, no par value per share (which we refer to as our “Common Shares”) a nd (ii) one-half of one warrant to purchase a Common Share (which we refer to as the "Unit Warrants") . We are offering ______________________ Units, as well as up to an additional _________________ Common Shares and/or up to an additional           Unit Warrants   if the underwriters exercise in full their over-allotment option, in this offering. The Units will not be issued or certificated. The Common Shares and Unit Warrants part of a Unit are immediately separable and will be issued separately, but will be purchased together in this offering. The Unit Warrants will have an exercise price of $_________ per Common Share, will be exercisable at any time after the date of issuance and will expire ________ years from the date of issuance. Each Unit will be sold at a negotiated price of $_________ per Unit. The Common Shares issuable from time to time upon exercise of the Unit Warrants are also being offered by this prospectus.
Our Common Shares are listed on the NASDAQ Capital Market under the symbol “FLGC.” On _____, 2021, the last reported per share sale price of our Common Shares on the NASDAQ Capital Market was $____.  We do not intend to apply for listing of the Unit Warrants on any securities exchange or other nationally recognized trading system. There is no established public trading market for the Unit Warrants, and we do not expect a market to develop. Without an active trading market, the liquidity of the Unit Warrants will be limited.

We have assumed a public offering price of $_______ per Unit, the last reported sale price for our Common Shares as reported on NASDAQ on _____, 2021. The public offering price per Unit will be determined through negotiation between us and the underwriters in the offering and may be at a discount to the current market price. Therefore, the recent market price used as the assumed public offering price throughout this prospectus may not be indicative of the offering price.

We are organized under the laws of the Province of Ontario and are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Emerging Growth Company Status.”

Investing in our securities is highly speculative and involves a high degree of risk.  See “Risk Factors” for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

i

	Per Unit	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)(2)	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses and the underwriters will receive compensation in addition to underwriting discounts and commissions.  See “Underwriting” for additional disclosure regarding underwriters’ compensation and offering expenses.

(2)	The total estimated expenses related to this offering are set forth in the section entitled "Expenses Related to This Offering".

This offering is being conducted on a firm commitment basis.  The underwriters are obligated to take and purchase all of the Units offered under this prospectus if any such Units are taken.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to 15% of the total number of Common Shares and/or Warrants to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $___________________, and the total gross proceeds to us, before underwriting discounts and commission expenses, will be $__________________.  If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Common Shares to purchasers in the offering on or about           , 2021.

A.G.P.

The date of this prospectus is ____________________________, 2021.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us.  Neither we nor the underwriters have authorized anyone to provide you with information that is different, and neither we nor the underwriters take any responsibility for, and provide any assurance as to the reliability of, any information, other than the information in this prospectus and any free writing prospectus prepared by us.  We are offering to sell our securities, and seeking offers to buy our securities, only in jurisdictions where such offers and sales are permitted.

This prospectus is not an offer to sell, or a solicitation of an offer to buy, our securities in any jurisdictions where, or under any circumstances under which, the offer, sale, or solicitation is not permitted.  In particular, our securities have not been qualified for distribution by prospectus in Canada and may not be offered or sold in Canada during the course of their distribution hereunder except pursuant to a Canadian prospectus or prospectus exemption. The information in this prospectus and in any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of our securities.  Our business, results of operations, financial condition, or prospects may have changed since those dates.

Before you invest in our securities, you should read the registration statement (including the exhibits thereto and the documents incorporated by reference therein) of which this prospectus forms a part.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States.  You are required to inform yourselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus.

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or otherwise states, references to the “Company,” “we,” “us,” “our,” and similar references refer to Flora Growth Corp., a corporation formed under the laws of the Province of Ontario, and its subsidiaries
.
Our functional currency and reporting currency is the U.S. dollar, the legal currency of the United States (which we refer to as “USD”, “US$” or “$”).

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  Our fiscal year ends on December 31 of each year as does our reporting year.  Our most recent fiscal year ended on December 31, 2020.  See Notes 2 and 3 to our audited consolidated financial statements as of and for the year ended December 31, 2020, included elsewhere in this prospectus, for a discussion of the basis of presentation, functional currency, and translation of financial statements.

We have made rounding adjustments to some of the figures included in this prospectus.  Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

PROSPECTUS SUMMARY
This summary highlights selected information presented in greater detail elsewhere in this prospectus.  This summary does not include all the information you should consider before investing in our securities.  You should read this summary together with the more detailed information appearing elsewhere in this prospectus, including our audited and unaudited financial statements and related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus. Some of the statements in this summary and elsewhere in this prospectus constitute forward-looking statements.  See “Cautionary Note Regarding Forward-looking Statements.”

Our Company

Flora cultivates and processes natural, medicinal-grade cannabis and high quality cannabis derivatives for medical and wellbeing products. Flora’s primary supply channels include premium products to large channel distributors, including pharmacies, medical clinics, grocery, convenience and cosmetic companies, direct to consumer delivery, and wholesale business to business (“B2B”) cannabis flower and derivatives. With over 300 products and several brands in market, Flora utilizes its array of assets including outdoor cultivation an INVIMA GMP processing facility and in-house branding and distribution partners around the world and strives to deploy a vertically integrated structure in product classes or geographies that allow it. With cultivation operations based in Colombia, Flora is committed to becoming a competitive producer of low-cost, natural, medicinal-grade cannabis oils and extracts including both high potency THC and CBD.

Designed from the onset for global growth and expansion, we began to generate revenues in August 2020 through Flora Beauty LLC and the Hemp Textiles subsidiaries. In December 2020, Flora significantly expanded revenue with the acquisition of Cronomed, Flora Lab, and Kasa subsidiaries allowing for expanded distribution. Flora has a fully licensed 247 acre farm near Bucaramanga, Colombia producing several government approved high CBD and THC cultivars for integration and sales with a state of the art extraction and processing facility in construction with full operations expected in the fourth quarter 2021 and expects European Union Good Manufacturing Practices (“EU-GMP”) licensing in 2022.

Our Brands and Products

Flora has developed a series of in-house brands and completed accretive acquisitions to capitalize on consumer and competitive trends with initial operations focused on Colombia and Latin America. These divisions primarily fit within the global health and wellness space, where we estimate revenue growth can be accelerated with new product offerings derived from cannabinoids including CBD.  See “Risks Related to our Business and Industry”.

Our core products are inclusive of the following:

•	Medicinal-Grade Cannabis. Material revenues are expected to begin in the fourth quarter of 2021, through our 90%-owned subsidiary, Cosechemos YA SAS;

•	Cannabis Oils and Extracts. Material revenues are expected to begin in the fourth quarter of 2021, through our 90%-owned subsidiary, Cosechemos YA SAS;

•	Skincare and Beauty Products. Our revenues commenced in August 2020, through our 87% owned subsidiary, Flora Beauty LLC;

•
Dermo-Cosmetic Products. Our revenues commenced in December 2020, following our acquisition of our 90%-owned subsidiary, Breeze Laboratory S.A.S. (now Flora Lab Laboratory S.A.S.) which entity has generated revenues since January 2013;

•
Pharmaceutical Products. Our revenues commenced in December 2020, following our acquisition of our 100%-owned subsidiary, Grupo Farmaceutico Cronomed SAS, which entity has generated revenues since March 2005;

•	Loungewear and Textiles. Our revenues commenced in October 2020 through our 100%-owned subsidiaries, Hemp Textiles & Co LLC and Hemp Textiles & Co SAS; and

•
Food and Beverage Products. Our revenues commenced in December 2020, following our acquisition of our 90%-owned subsidiary Kasa Wholefoods Company SAS Colombia which entity has generated revenues since July 2013.

Our acquisitions have generated revenues as stand-alone entities prior to the December 2020 consolidation:  Cronomed since March 2005; Flora Lab since January 2013; and Kasa since July 2013.

The Global Cannabis Industry

The global cannabis market is growing at a 28% compound annual growth rate (CAGR) and projected to reach $120B by 2027 globally.  Flora’s initial focus is on selling products in Colombia, the United States (CBD only), the European Union (“EU”), Australia and Mexico in the short term, with expansion to other Latin American countries, and Canada, subject to regulatory conditions and import requirements in such countries. Consumer products, cosmetics and food and beverage products with a shifting focus away from dried flower and onto derivatives (extractions, oils, isolates and finished products) presents the biggest opportunity in the cannabis market globally. Flora believes that the cannabis market presents a natural and underutilized opportunity to diversify revenue streams across business and consumer segments including wholesale, wellness, beauty, apparel, technology, and food and beverages.

Our Competitive Strengths

The market for medicinal cannabis in Colombia is characterized by a structural shortage of supply, with few authorized producers of tetrahydrocannabinol, or THC, dominant cannabis. There are comparatively more producers of CBD dominant cannabis as production of Cannabidiol, or CBD, cannabis is not subject to the quota system in Colombia, which is a system established by the Colombian government to limit the production volume of cannabis plants and derivatives. Although competition in the Colombian market is growing, Flora believes that it is competitively positioned to capitalize as an early mover and to satisfy a significant portion of the market’s demand for medicinal cannabis. Flora also sees a lack of Colombian extractors striving for EU GMP certification to allow for global distribution of finished isolates and distillates.

We believe that the following competitive strengths have contributed to our success thus far and differentiated us from our competitors:

•
Experienced Management Team.  Our management is experienced and has a fundamental understanding of Colombia’s regulatory framework, the global cannabis market and the agricultural and scientific processes necessary to develop high quality and consistent medicinal cannabis products.

•
Change in the Global Cannabis Industry.  The global cannabis industry is experiencing significant change as governments embrace regulatory reform, liberalizing the production and consumption of cannabis. It is possible that foreign corporations may enter the Colombian market as a result of Colombia’s regulatory regime, creating the prospect of Colombia becoming a hub for future industry development.

•
Colombian Cultivation Advantage. Flora only grows cannabis outdoors in Colombia with favorable environmental conditions.  Further, the strength of the United States dollar is projected to provide us with a cost advantage over our competitors, and Colombia has a workforce highly-skilled in agriculture at a lower cost compared to the United States.

•
Healthy and Sustainable Products.  We produce cannabis and derivative products across food and beverage, cosmetics, and medicinal markets, which markets are projected to grow rapidly as consumers prioritize healthy and sustainable products that are good for themselves, their family, and their environment.

•	Efficient Manufacturing Practices. We have adopted efficient manufacturing practices and logistics, synergizing our operations between our technical and commercial teams.

Growth Strategies

Flora’s goal is to become a market leader in the cultivation and processing of natural, medicinal-grade cannabis and high quality cannabis derived medical and wellbeing products for large channel distributors, including pharmacies, medical clinics, and cosmetic companies.  Our primary strategies to achieve our goals include:

•	Expanding distribution capacity. In the near term, our primary strategy is to expand our distribution and channel access as quickly as possible to meet existing quotas and production.

•	Creating Sustainable and Natural Products. Flora sees sustainable innovation as key to achieving production objectives, and the main driver to our product development approach.

Our Acquisitions

Cosechemos Acquisition

Cosechemos YA SAS (“Cosechemos”) became our 90%-owned subsidiary effective October 15, 2019 pursuant to a share purchase agreement (the “Cosechemos Purchase Agreement”) between the Company and Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa (collectively, the “Cosechemos Vendors”). Pursuant to the Cosechemos Purchase Agreement, we acquired 4,500 shares of Cosechemos.  As part consideration for the Cosechemos shares, we granted the Cosechemos Vendors a 10% non-dilutive, free carried interest in Cosechemos (the “Free Carry”). Pursuant to a shareholders agreement with the Cosechemos Vendors (the “Shareholders Agreement”), we are funding the operations of Cosechemos and the Cosechemos Vendors’ equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect.

Kasa Acquisition

Kasa Wholefoods Company SAS Colombia (“Kasa”) became our 90%-owned subsidiary effective December 29, 2020 pursuant to a share purchase agreement (the “Kasa Purchase Agreement”) between the Company and Santiago Mora Bahamon, Laura Londono Tapia, Pablo Silva and Stefan Lauer.  Pursuant to the Kasa Purchase Agreement, we acquired an aggregate of 18,000 shares of Kasa. We agreed to provide aggregate consideration of $235,600, including cash in the amount of $148,300 and agreed to discharge debt owed by the sellers to the company in the amount of $87,300.

Breeze Acquisition

Breeze Laboratory S.A.S. (“Breeze”) became our 90%-owned subsidiary effective December 29, 2020 pursuant to a share purchase agreement (the “Breeze Purchase Agreement”) between the Company and Ángel Miguel Ramírez, Roberto Barreto, and Sandra Milena Barreto Garzón.  Pursuant to the Breeze Purchase Agreement, we acquired an aggregate of 46,800 shares of Breeze.  We agreed to provide aggregate consideration of $206,200, including cash in the amount of $147,300 and agreed to discharge debt owed by the sellers to the company in the amount of $58,900.

Cronomed Acquisition

Grupo Farmaceutico Cronomed SAS (“Cronomed”) became our 100%-owned subsidiary effective December 29, 2020 pursuant to a share purchase agreement (the “Cronomed Purchase Agreement”) between the Company and Luis Gerardo Tovar Osorio, Lucelida Castañeda de Corredor, Inversiones Multicentro S.A.S., Adriana Elizabeth Pérez Medina, Angie Zulanny Jiménez Castellanos, Diego Fernando Ramírez Pardo, Orladis Acero de Ospina, Mary Luz Gonzales Cortés, Olga Lucia Ruge León, Pharmades S.A.S., María Yolima Pedraza Moreno, Diana Patricia Elizalde

Arias, Jair Fernely Osuna López and Inversiones Montearroyo. Asociados S.A.S.  Pursuant to the Cronomed Purchase Agreement, we acquired 134 shares of Cronomed in exchange for an aggregate of COP$3,468,631,200 (approximately USD$992,000).

Corporate Structure
The following diagram illustrates our pro forma corporate structure.  For more detail on our corporate history please refer to “History and Corporate Structure.”

Corporate Information

Flora Growth Corp. was incorporated on March 13, 2019 in the Province of Ontario.  Our principal place of business and mailing address is Flora Growth Corp., 198 Davenport Road, Toronto, ON M5R 1J2, and our telephone number is +1 (416) 861-2267.  Our Colombian-based offices are located at Calle 93B # 13-50, Oficina 101, Edificio Hernandez, Bogotá, Colombia and Carrera 25 # 29 - 87 Local 17 A, Giron, Santander, Colombia.  Our website address is www.floragrowth.ca. The information contained on our website or accessible through our website is not incorporated into this prospectus.

Our Intellectual Property Portfolio

We rely on a combination of trademark, patent, copyright and trade secret protection laws in Colombia and other jurisdictions to protect our intellectual property and our brands. We have applied for, and we have received approvals from the Superintendency of Industry and Commerce and the Instituto Nacional de Vigilancia de Medicamentos y Alimentos, for our beauty and skincare, pharmaceutical, loungewear, and food and beverage products.  See “Business—Our Intellectual Property Portfolio” for a summary of such approvals and certificates.

Recent Developments

Reverse Split and Consolidation

On March 8, 2021, our board of directors and stockholders approved a prospective reverse split and consolidation of our common shares in a range of 1 for 2 and 7, which consolidation was effected April 30, 2021 in a reverse split ratio of 1-for-3. The reverse split and consolidation combines each three outstanding common shares into one common share and adjusts the conversion prices of our convertible securities. No fractional shares are expected to be issued in connection with the reverse split and consolidation, and any fractional shares resulting from the reverse split and consolidation are rounded down to the nearest whole share. All references to common shares, options to purchase common shares, restricted stock, share data, per share data and related information will be retroactively adjusted, where applicable, in this prospectus to reflect the reverse split and consolidation of our common shares as if it had occurred at the beginning of the earliest period presented.  Reference to “post-split” below are references to the number of our common shares after giving effect to this split.

Completed Acquisitions

Effective December 29, 2020, we acquired (i) a 90% equity interest in Kasa pursuant to the Kasa Purchase Agreement; (ii) a 90% equity interest in Breeze pursuant to the Breeze Purchase Agreement; and effective December 18, 2020 we acquired a 100% equity interest in Cronomed pursuant to the Cronomed Purchase Agreement.

On January 12, 2021, the Company acquired certain assets from Laboratorios Quipropharma SAS (“Quipropharma”), The purchase price is COP$1,200,000,000 ($350,000) which has been fully paid.  The Company also entered into an agreement with Quipropharma to purchase certain real estate assets for at total of COP$3,940,000,000 ($1,143,000). Subsequent to year end the Company advanced COP$1,300,000,000 ($377,000) related to the real estate acquisition.

Assignment of Interests

On December 29, 2020, we were assigned (i) a 10% membership interest in Flora Beauty LLC (5% owned by Andrés Restrepo and 5% owned by Luis Merchan); (ii) a 10% membership interest in Hemp Textiles & Co LLC owned by Luis Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% owned by Santiago Mora Bahamón, 5% owned by Luis Merchan and 10% owned by Nicolás Vásquez). As consideration for the assignment of such membership interests, we granted 190,000 shares of our Common Shares to Mr. Restrepo; 190,000 shares of our Common Shares to Mr. Vazquez; 95,000 shares of our Common Shares to Mr. Bahamón; and paid $300 to Mr. Merchan, who was appointed as the President and Chief Executive Officer by our Board on December 16, 2020.

Koch & Gsell Letter of Intent

On June 24, 2021, Flora signed a letter of intent to acquire 100% the outstanding equity interests of Koch & Gsell for consideration of CHF 20 million (Swiss Francs), or approximately US$22.2M, to be satisfied by the issuance of Flora common shares and repayment of certain Koch & Gsell outstanding debt. Koch & Gsell (K&G) is a Swiss brand and manufacturing company founded in 2015, that launched a new, innovative tobacco-and-hemp cigarette. In summer 2019, K&G further launched an industrially manufactured pre-roll cigarette containing pure hemp and has taken steps to protect the method they use to manufacture their hemp products.

Under the Heimat brand, Koch & Gsell has become one of the leading brands in the Swiss market for industrially manufactured hemp cigarettes and manufactures and distributes a range of hemp products that contain less than 1% THC, including pure hemp and blended hemp and tobacco cigarettes, as well as bulk flower and teas in over 2,500 stores across Switzerland.

As part of the potential  transaction, Flora anticipates acquiring all of Koch & Gsell’s hemp, blended hemp and tobacco cigarette manufacturing technology. The proprietary cigarette manufacturing technology can produce over 40,000 packs of 20 cigarettes per day. The technology is patented in over 80 jurisdictions throughout the world, where Flora anticipates bringing this technology into new markets to produce hemp, cannabis, or blended cigarette products, utilizing Flora’s high-quality, low-cost cannabis input.

The closing of the transaction is subject to customary closing conditions, including due diligence to the satisfaction of both parties and the entering into of definitive agreements.

Vessel Merger Agreement

On  October 27 , 2021, we entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which we will   acquire 100% of Vessel Brand Inc. (“Vessel”), a developer and retailer of high-end cannabis consumer technology, such as vape pens and associated accessories throughout the United States and internationally. Headquartered in Carlsbad, California, Vessel distributes its premium hardware and accessories throughout the United States and internationally and has numerous high-margin products in its development pipeline to drive incremental revenue and market share growth in new and existing categories.

The contemplated acquisition by Flora of Vessel is expected to be a substantive addition to the Flora brand portfolio as a rapidly growing company. Further, upon closing of the transaction, Flora is expected to leverage Vessel’s in-house design, sales, and marketing expertise to conduct an audit of Flora’s existing global brand and product portfolio. As part of this process, the Vessel team will develop a strategic plan to maximize consumer experience and resonance, increase market share and positioning, and reengineer the Flora brand portfolio, while staying true to its values, to make every consumer experience more expressive and personal.

Pursuant to the Merger Agreement, upon the closing of the transaction (the “Closing”), Vessel will merge into a wholly owned subsidiary of Flora, and Flora will acquire 100% of the equity interests of Vessel for consideration consisting of $8.0 million in cash and 4,557,318 privately issued Flora common shares .     Certain shareholders of Vessel that will receive in excess of a majority of the Flora common shares  issued as part of the transaction consideration, will be required to enter into  lock-up agreements restricting the transfer of such common shares for a period of six (6) months from the Closing. The Closing is subject to customary closing conditions, including the accuracy of representations and warranties and the fulfillment of certain covenants of the parties.  It is anticipated that the Closing will take place in the fourth quarter of 2021.

Following the Closing , and continuing for a period of three years thereafter, subject to review and approval by Flora’s Nominating and Corporate Governance Committee , one nominee of Vessel shall be nominated to the board of directors of Flora for approval by Flora’s shareholders at its annual shareholder’s meeting.

Hoshi Investment

On August 24, 2021, we closed our previously announced €2 million investment in Hoshi International Inc. (“Hoshi”) while also increasing our fully-diluted investment in Hoshi through a securities swap with Hoshi.  Hoshi is a European focused, fully integrated medical cannabis company led by a team of renowned cannabis entrepreneurs. Hoshi is focused on developing and operationalizing assets across the global cannabis industry with an emphasis on cultivating, manufacturing, and distributing cannabis products throughout the EU. Hoshi is uniquely positioned to become a leading provider of cannabis and derivative products for the emerging European market. In connection with the securities swap, we received 2,000,000 warrants from Hoshi management to acquire 2,000,000 common shares of Hoshi in exchange for 225,000 Flora common shares. This exchange is expected to strengthen the long-term strategic alignment between Hoshi management and us as well as increase Flora’s stake in Hoshi. As a component of the securities swap, the common shares Hoshi management  received are subject to a lock-up period of the lesser of  nine months or the listing of Hoshi’s shares on a stock exchange.
In addition, we signed a binding memorandum of agreement with Hoshi underlying the investment pursuant to which Hoshi shall:

•
name Flora as its preferred supplier of genetic material and finished cannabis derivative products, provided all regulatory and quality standards are met and subject to entering into a definitive agreement by no later than October 1, 2021;

•
(a) grant Flora a right of first refusal to supply any cannabis oil or derivative products acquired by Hoshi or any of its affiliates at its Malta processing facility, provided regulatory and quality standards are met; and (b) consult with Flora on equipment for processing and production to be installed in its Malta processing facility, including review of equipment, GMP design schematics, and proposed products to be manufactured in Malta, subject to entering into a definitive agreement by no later than October 1, 2021;

•
use commercially reasonable efforts to grant Flora access to its EU GMP auditors for the purposes of assisting Flora to obtain the EU-GMP certification at its Cosechemos Ya S.A.S. subsidiary in Colombia; and

•	use commercially reasonable efforts to assist with the development of Flora’s operations in Malta and Portugal.

•	Luis Merchan being named to the board of directors of Hoshi.

Kalaya JV

On July 26, 2021, we signed a non-binding letter of intent with Avaria Inc. (“Avaria”) to form a joint venture (the “Kalaya JV”) for the purposes of importing and distributing Avaria’s award winning “Kalaya” pain cream products across Flora’s network in Central and Latin America with the option to distribute to other countries around the world. Privately owned and operated since 1995 by experienced medical professionals, Avaria Inc, doing business as Avaria Health & Beauty Corp., has over 20 years of experience in the formulation, manufacturing and sale of topical creams, oils, emulsions, liquids, lotions, gels and salves. Avaria Health & Beauty Corp. brands enjoy distribution at all levels of retail and online, domestically, as well as in select international markets.

Upon entering into the Kalaya JV, we expect to manage the registration, sales, and distribution of KaLaya products in Colombia, Mexico, and other LATAM countries, while Avaria is expected to supply finished product to the Kalaya JV. The profits from the sale of KaLaya products under the Kalaya JV will be divided equally between Flora and Avaria.

Further, we will work to produce KaLaya’s CBD-infused products using cannabis from our cultivation and INVIMA GMP facility. These products are expected to be distributed across LATAM using our established distribution channels, with the aim of exporting to the U.S. market, where Avaria is currently launching the KaLaya brand. Avaria does not currently hold a license in Canada to produce cannabis derived versions of its products at a commercial scale.

The Kalaya JV is subject to customary conditions including each of Flora and Avaria being satisfied with their due diligence reviews and the parties entering into a definitive agreement.

Novel Coronavirus (COVID-19)

There is an ongoing outbreak of a novel strain of coronavirus (COVID-19), which was first identified in China and has since spread rapidly throughout the world.  The pandemic has resulted in quarantines, travel restrictions, and the temporary closures of stores and business facilities globally for the past few months.  In March 2020, the World Health organization declared COVID-19 to be a pandemic.  Given the rapidly expanding nature of COVID-19 pandemic, we believe there is a risk that our business, results of operations, and financial condition could be significantly adversely affected. We cannot accurately predict the effects COVID-19 will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and ability to finance our operations.  The effects of COVID-19 on our business, financial condition and results of operations, include, but are not limited to, the following:

•	Agricultural activity has been declared as an essential activity in Colombia. We are operating under a protocol authorized by the Colombian government.

•
At our farm in Santander, all employees receive a new mask and a new set of surgical gloves daily. Hand sanitizer is provided and hand washing protocols are in place. The employees are also provided a transparent face protection mask, which is replaced every 30 days.  All employees have their temperature taken three times daily and must report to the Health and Safety office if they are experiencing any symptoms, including diarrhea, cough, runny nose, or headache.  If an employee reports any of these symptoms, the employee is sent home to isolate for 14 days, if the symptoms persist for 72 hours, the employee is required to go to a hospital.

•	Our farm is located in a rural area, and to date, there have been five positive cases of COVID-19 reported to date.

Summary of Risks Related to Our Business and Industry

There are a number of risks that you should carefully consider before making an investment decision regarding this offering.  These risks are discussed more fully in the section entitled “Risk Factors.”   You should read and carefully consider these risks and all of the other information in this prospectus, including the financial statements and the related notes thereto included in this prospectus, before deciding whether to invest in our securities.  If any of these risks actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected.  In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment.  These risk factors include, but are not limited to:

• limited operating history and net losses;
• unpredictable events, such as the COVID-19 outbreak, and associated business disruptions;
• changes in cannabis laws, regulations and guidelines;
• decrease in demand for cannabis and derivative products due to certain research findings, proceedings, or negative media attention;
• damage to reputation as a result of negative publicity;
• exposure to product liability claims, actions and litigation;
• risks associated with product recalls;
• product viability;
• continuing research and development efforts to respond to technological and regulatory changes;
• shelf life of inventory;
• maintenance of effective quality control systems;
• changes to energy prices and supply;
• risks associated with expansion into new jurisdictions;
• regulatory compliance risks;
• opposition to the cannabinoid industry;
• risks related to our operations in Colombia; and
• potential delisting resulting in reduced liquidity of our Common Shares.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”).  As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to reporting companies that make filings with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”).  For so long as we remain an emerging growth company, we will not be required to, among other things:

•
present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”);
•	disclose certain executive compensation related items; and
•	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to us as a foreign private issuer.
We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, we report in accordance with the rules and regulations applicable to a “foreign private issuer.” As a foreign private issuer, we take advantage of certain provisions under the rules that allow us to follow the laws of the Province of Ontario for certain corporate governance matters.  Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC.  In addition, our executive officers, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules.  As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer.  We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter.  We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i)	the majority of our executive officers or directors are U.S. citizens or residents;
(ii)	more than 50% of our assets are located in the United States; or
(iii)	our business is administered principally in the United States.
In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer.  Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.  If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

THE OFFERING
Issuer	Flora Growth Corp.
Units Offered
_________________ Units, each consisting of (i) one Common Share and (ii) one-half Unit Warrant. Each Unit Warrant entitles the holder to purchase one Common Share. We may also offer up to an additional ______________________ Common Shares and/or up to an additional             Unit Warrants if the full over-allotment option is exercised by the underwriters.

The Units will not be certificated, and the Common Share and one-half Unit Warrant comprising each Unit are immediately separable and will be issued separately in this offering.

This prospectus also relates to the offering of Common Shares issuable upon the exercise of the Unit Warrants included in the Units.

Unit Warrants
Each Unit Warrant will have an exercise price of $_________ per Common Share, will be exercisable at any time after the date of issuance and will expire on the [                      ] anniversary of the date of issuance. To better understand the terms of the Unit Warrants, you should carefully read the “Description of Securities” section of this prospectus.

Common Shares Outstanding Before this Offering	_____________________ Common Shares.
Common Shares to be Outstanding Immediately After this Offering	______________________ Common Shares (or ______________________ if the underwriters exercise the over-allotment option in full).
Underwriting; Over-Allotment Option
This offering is being conducted on a firm commitment basis.  The underwriters are obligated to take and pay for all of the Units if any such Units are taken.  We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to _________________ additional Common Shares and/or up to            additional Unit Warrants, constituting 15% of the numbers of our Common Shares and Unit Warrants, respectively, underlying the Units to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the follow-on public offering price less the underwriting discount.

Underwriters’ Warrants
We will issue to ___________________________ (the “Representative”), the representative of the underwriters, or its permitted designees warrants to purchase up to __________________ Units if the underwriters exercise their over-allotment option in full. The underwriters’ warrants will have an exercise price of ____________% of the per Unit public offering price, will be exercisable upon issuance, will have a cashless exercise provision and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part.. The underwriters’ warrants are not exercisable or convertible for more than five years from the commencement of sales of the public offering.

Use of Proceeds
We estimate that the net proceeds to us from this offering will be approximately $___________________ ($______________________ if the full over-allotment option is exercised by the underwriters),, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will use these net proceeds for capital expenditures, operating capacity, working capital and general corporate purposes, and such other purposes described in “Use of Proceeds.”

Lock-ups
Our company and certain holders of our Common Shares have agreed with the underwriters not to, subject to certain exceptions, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, any of our securities for the following periods from the date upon which this Registration Statement (of which this prospectus forms a part) is declared effective: (i) a period of _____________ days in the case of our Company; (ii) a period of up to __________ days in the case of holders of our Common Shares, including founder warrant holders but excluding the holders of our Common Shares pursuant to our Regulation A offering. See “Underwriting—No Sales of Similar Securities” for more information.

Listing	Our Common Shares are listed on the NASDAQ Capital Market under the symbol “FLGC.”
Transfer Agent	The transfer agent and registrar for our Common Shares is TSX Trust Company.
Risk Factors
Investing in our securities is highly speculative and involves a high degree of risk.  You should carefully read and consider the information set forth under the heading “Risk Factors”, and all other information contained in this prospectus, before deciding to invest in our securities.

The number of Common Shares to be outstanding immediately after this offering is based on _____________________________Common Shares outstanding (post-split) and does not include:

(a)	Up to __________________common shares issuable upon the exercise in full by the underwriters of their over-allotment option to purchase additional common shares from us,
(b)
_____________ common shares issuable upon exercise of stock options outstanding which are exercisable at an average exercise price of $_______ per share and ___________ common shares issuable upon exercise of common share purchase warrants outstanding which are exercisable at an average exercise price of $________ per share.

(c)	__________________common shares issuable upon the exercise of unit warrants to be issued to investors in this offering at an exercise price of $_____ per common share; and
(d)	_____________ common shares issuable upon the exercise of the underwriters’ warrants with an exercise price of $____ per common share.

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-3 reverse split and consolidation of our Common Shares that was prospectively approved by our board of directors and stockholders on March 8, 2021, which was effected April 30, 2021; and
•	no exercise by the underwriters of their over-allotment option to purchase additional Common Shares from us.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
The following tables set forth our summary consolidated financial information and operating data as of the year ended December 31, 2020 and for the period of incorporation on March 13, 2019 through December 31, 2019.  You should read the following summary consolidated financial information and operating data in conjunction with, and it is qualified in its entirety by reference to, our audited consolidated financial statements and the related notes thereto and the sections entitled “Capitalization”, “Selected Consolidated Financial Information and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which are included elsewhere in this prospectus.

Our summary consolidated statement of income information and operating data for the year ended December 31, 2020, and our related summary consolidated balance sheet information as of December 31, 2020 have been derived from our audited consolidated financial statements for the year ended December 31, 2020 and for the period from incorporation March 13, 2019 (inception) through December 31, 2019 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which are included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 has been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the results of the unaudited interim periods.

Our historical results for the periods presented below are not necessarily indicative of the results to be expected for any future periods.
Consolidated Statements of Loss and Comprehensive Loss (Expressed in thousands of United States dollars, except per share amounts)	Six Months Period Ended June 30, 2021	Six Months Period Ended June 30, 2020	Year Ended December 31, 2020	March 13, 2019 (inception) through December 31, 2019
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues	$2,118	$-	$106	$-

Cost of sales	1,106	-	35	-
Gross profit	445	-	71	-
Expenses
Consulting and management fees	$2,262	$819	$4,752	2,001
Professional fees	766	218	794	183
General office expenses	2,661	715	1,400	175
Travel expenses	143	233	428	306
Share based compensation	95	344	4,901	107
Depreciation and amortization	119	57	113	26
Research and development	85	53	78	21
Foreign exchange (gain)	(78)	171	20	6
Total Expenses	6,053	2,610	12,486	2,825
Loss before the undernoted items	(5,041)	(2,610)	(12,415)	(2,825)
Goodwill Impairment	-	-	1,816	-
Interest expense	64	72	30	19
Transaction costs	-	-	132	-
Other income	(67)	(81)	(59)	-
Bad Debt Expense	100	-
Net loss for the period	$(5,138)	$(2,601)	$(14,334)	$(2,844)

Other comprehensive loss
Exchange differences on foreign operations	200	(19)	(16)	(23)
Total comprehensive loss for the period	$(5,338)	$(2,582)	$(14,350)	$(2,821)

Net loss attributable to:
Flora Growth Corp.	$(5,097)	$(2,555)	$(14,170)	$(2,824)
Non-controlling interests	$(41)	$(46)	$(164)	$(20)

Comprehensive loss attributable to:
Flora Growth Corp.	$(5,297)	$(2,536)	$(14,186)	$(2,801)
Non-controlling interests	$(41)	$(46)	$(164)	$(20)

Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.13)	$(0.09)	$(0.16)	$(0.06)
Weighted average number of Common Shares outstanding – basic and diluted	39,604	29,257	89,704	44,676

RISK FACTORS
An investment in our securities is highly speculative and involves a high degree of risk.  We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties.  You should carefully consider the factors described below, together with all of the other information contained in this prospectus, including the audited and unaudited financial statements and the related notes included in this prospectus, before deciding whether to invest in our securities.  These risk factors are not presented in the order of importance or probability of occurrence.  If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected.  In that event, the market price of our securities could decline, and you could lose part or all of your investment.  Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements.  Please refer to the section entitled “Cautionary note regarding forward-looking statements.”

Risks Related to our Business and Industry

We are an early-stage company with limited operating history and may never become profitable.

We are an early-stage company focused on cultivating, processing and supplying natural, medicinal-grade cannabis oil and high quality cannabis derived medical and wellbeing products to large channel distributors, newly-formed in March 2019, and have limited operating history. Flora has only started to grow and harvest commercial cannabis crops and has not yet produced oil extracts, and we will require time to maximize production and refine operating procedures. Further, until our Research Technology and Processing Center has been constructed and becomes operational, we will not have sufficient infrastructure as a processor nor have the ability to extract CBD oil in any material amounts. We are currently in discussions with distributors with whom we intend to engage although no definitive agreements have been signed until the import requirements are met with local jurisdictions. We have limited financial resources and minimal operating cash flow. In addition, we do not currently have significant revenues and for the year ended December 31, 2020, had losses of $14.33 million and an accumulated deficit of $17.29 million and for the six months ended June 30, 2021, had losses of $5.14 million and an accumulated deficit of $22.38 million.

Additionally, there can be no assurance that additional funding will be available to us for the development of our business, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we may be unable to:

•	successfully implement or execute our business plan, or that our business plan is sound;
•	adjust to changing conditions or keep pace with increased demand;
•	attract and retain an experienced management team; or
•	raise sufficient funds in the capital markets to effectuate our business plan, including product development, licensing and approvals.

The recent Coronavirus (“COVID-19”) outbreak or similar pandemics could adversely affect our operations.

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak a of respiratory illness caused by COVID-19 and the related economic repercussions. We cannot accurately predict the effects COVID-19 will have on our operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Agricultural activity has been declared as an essential activity in Colombia. Cosechemos is operating under a protocol authorized by the Colombian government. At the farm in Santander, all employees receive a new mask and a new set of surgical gloves daily. Hand sanitizer is provided and hand washing protocols are in place. The employees are also provided a transparent face protection mask, which is replaced every 30 days. All employees have their temperature taken three times daily and must report to the Health and Safety office if they are experiencing any symptoms, including diarrhea, cough, runny nose, or headache. If an employee reports any of these symptoms, the employee is sent home to isolate for 14 days and, if the symptoms persist for 72 hours, the employee is required to go to a hospital.

The farm is located in a rural area, and to date, there have been less than a dozen positive cases of COVID-19 reported.

Recent and future acquisitions and strategic investments could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

We have recently acquired the businesses of Kasa, Breeze, Cronomed, as well as the assets of the Quipropharma Lab, and we may in the future seek to acquire or invest in, businesses, products, or technologies that we believe could complement our operations or expand our breadth, enhance our capabilities, or otherwise offer growth opportunities, including the letters of intent signed with Vessel and K&G.  Our diversity of product offerings may not be successful. While our growth strategy includes broadening our service and product offerings, implementing an aggressive marketing plan and employing product diversification, there can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand.  We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of our planned growth and diversified product offerings, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. Additionally, the integration of our acquisitions and pursuit of potential future acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. Specifically, we may not successfully evaluate or utilize the acquired products, assets or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized, or we may be exposed to unknown risks or liabilities of our acquisitions.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer.  In some cases, minority shareholders may exist in certain of our non-wholly-owned acquisitions (for businesses we do not purchase as an 100% owned subsidiary) and  may retain minority shareholder rights which could make a future change of control or corporate approvals for actions more difficult to achieve and/or more costly.

We also make strategic investments in early-stage companies developing products or technologies that we believe could complement our business or expand our breadth, enhance our technical capabilities, or otherwise offer growth opportunities. These investments may be in early-stage private companies for restricted stock. Such investments are generally illiquid and may never generate value. Further, the companies in which we invest may not succeed, and our investments would lose their value.

Certain conditions or events could disrupt the Company’s supply chains, disrupt operations, and increase operating expenses.

Conditions or events including, but not limited to, the following could disrupt the Company’s supply chains and in particular its ability to deliver its products, interrupt operations at its facilities, increase operating expenses, resulting in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred: (i) extraordinary weather conditions or natural disasters such as hurricanes, tornadoes, floods, fires, extreme heat, earthquakes, etc.; (ii) a local, regional, national or international outbreak of a contagious disease, including the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, or any other similar illness could result in a general or acute decline in economic activity; (iii) political instability, social and labour unrest, war or terrorism; or (iv) interruptions in the availability of basic commercial and social services and infrastructure including power and water shortages, and shipping and freight forwarding services including via air, sea, rail and road.

Cannabis laws, regulations, and guidelines are dynamic and subject to changes.

Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in Colombia and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.

Demand for cannabis and derivative products could be adversely affected and significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention or other research findings.

The legal cannabis industry in Colombia is at an early stage of its development. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of medicinal cannabis are mixed and evolving and can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medicinal cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medicinal cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity, could have a material adverse effect on the demand for medicinal cannabis and on our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of medicinal cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medicinal cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Our ability to gain and increase market acceptance of our business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure to materialize into significant demand may have an adverse effect on our financial condition.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether such publicity is accurate or not.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes pride in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased ability to enter into new customer, distributor or supplier relationships, retain existing customers, distributors or suppliers, reduced investor confidence and access to capital, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse effect on our financial performance, financial condition, cash flows and growth prospects.

We are subject to the inherent risk of exposure to product liability claims, actions and litigation.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused bodily harm or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning health risks, possible side effects or interactions with other substances. Product liability claims or regulatory actions against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

We are subject to the inherent risks involved with product recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if our products are subject to recall, our reputation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses, and potential legal fees and other expenses.

The Company’s products could have unknown side effects.

If the products the Company sells are not perceived to have the effects intended by the end user, its business may suffer and the business may be subject to products liability or other legal actions. Many of the Company’s products contain innovative ingredients or combinations of ingredients. There is little long-term data available with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry, or interaction with other drugs. Moreover, there is little long-term data available with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, the Company’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

The Company may be unable to anticipate changes in its potential client requirements that could make the Company’s existing products and services obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its product and service offerings so as to address the increasing sophistication and varied needs of the market and respond to technological and regulatory changes and emerging industry standards and practices on a timely and cost-effective basis.

Research regarding the medical benefits, viability, safety, efficacy, use and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages.

There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products, which could result in a material adverse effect on our business, financial condition and results of operations or prospects.

The Company’s inventory has a shelf life and may reach its expiration and not be sold.

The Company holds finished goods in inventory and its inventory has a shelf life. Finished goods in the Company’s inventory may include cannabis flower, cannabis oil products and cosmeceutical. The Company’s inventory may reach its expiration and not be sold. Although management regularly reviews the quantity and remaining shelf life of inventory on hand, and estimates manufacturing and sales lead times in order to manage its inventory, write-downs of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The seasonal trends in our business create variability in our financial and operating results.

Our financial and operating results are subject to seasonal and quarterly variations in our net revenue and operating income and, as a result, our quarterly results may fluctuate and could be below expectations.

Our business has realized a disproportionate amount of our net revenue and earnings for prior fiscal years in the third and fourth quarter as a result of the holiday season, and we expect this seasonal impact on our operations to continue in the future. If we experience lower than expected net revenue during any third or fourth quarter, it may have disproportionately large effects on our operating results and financial condition for that year. Any factors that harm our third or fourth quarter operating results, including disruptions in our brands or our supply chains or unfavorable economic conditions, could have a disproportionate effect on our results of operations and our financial condition for our entire fiscal year.

The Company may not be able to maintain effective quality control systems.

The Company may not be able to maintain an effective quality control system. The Company ascribes its early successes, in part, on its commitment to product quality and its effective quality control system. The effectiveness of the Company’s quality control system and its ability to obtain or maintain GMP certification with respect to its manufacturing, processing and testing facilities depend on a number of factors, including the design of its quality control procedures, training programs, and its ability to ensure that its employees adhere to the Company’s policies and procedures. The Company also depends on service providers such as toll manufacturers and contract laboratories to manufacture, process or test its products, that are subject to GMP certification requirements.

We expect that regulatory agencies will periodically inspect our and our service providers’ facilities to evaluate compliance with applicable GMP requirements. Failure to comply with these requirements may subject us or our service providers to possible regulatory enforcement actions. Any failure or deterioration of the Company’s or its service providers’ quality control systems, including loss of GMP certification, may have a material adverse effect on the Company’s business, results of operations and financial condition.

Energy prices and supply may be subject to change or curtailment due to new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions.

The Company requires diesel and electric energy and other resources for its cultivation and harvest activities and for transportation of cannabis. The Company relies upon third parties for its supply of energy resources used in its operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Although the Company attempts to mitigate the effects of fuel shortages, electricity outages and cost increases, the Company’s operations will continue to depend on external suppliers of fuel and electricity. If energy supply is cut for an extended period and the Company is unable to find replacement sources at comparable prices, or at all, the Company’s business, financial condition and results of operations could be materially and adversely affected.

The cannabinoid industry faces strong opposition and may face similar opposition in other jurisdictions in which we operate.

Many political and social organizations oppose hemp and cannabis and their legalization, and many people, even those who support legalization, oppose the sale of hemp and cannabis in their geographies. Our business will need support from local governments, industry participants, consumers and residents to be successful. Additionally, there are large, well-funded businesses that may have a strong opposition to the cannabis industry. For example, the pharmaceutical and alcohol industries have traditionally opposed cannabis legalization. Any efforts by these or other industries opposed to cannabis would make in halting or impeding the cannabis industry could have detrimental effects on our business.

We are subject to the risks inherent in an agricultural business.

Our business involves the growing of cannabis, which is an agricultural product. The occurrence of severe adverse weather conditions, especially droughts, fires, storms or floods is unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply of cannabis. Adverse weather conditions may be exacerbated by the effects of climate change and may result in the introduction and increased frequency of pests and diseases. The effects of severe adverse weather conditions may reduce our yields or require us to increase our level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects and pests, which could negatively affect cannabis crops. Future droughts could reduce the yield and quality of our cannabis production, which could materially and adversely affect our business, financial condition and results of operations.

The occurrence and effects of plant disease, insects and pests can be unpredictable and devastating to agricultural production, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs may have been incurred. Although some plant diseases are treatable, the cost of treatment can be high and such events could adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plant disease and the production is threatened, we may be unable to adequately supply our customers, which could adversely affect our business, financial condition and results of operations. There can be no assurance that natural elements will not have a material adverse effect on production.

Our operations could be materially and adversely affected if the supply of cannabis seeds is ceased or delayed and we do not find replacement suppliers and obtain all necessary authorizations.

If for any reason the supply of cannabis seeds is ceased or delayed, we would have to seek alternate suppliers and obtain all necessary authorization for the new seeds. If replacement seeds cannot be obtained at comparable prices, or at all, or if the necessary authorizations are not obtained, our business, financial condition and results of operations would be materially and adversely affected.

Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry.

The industry in which we operate is subject to intense and increasing competition. Some of our competitors have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in Colombia, who are not yet active in the industry. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

The Company could face competitive risks from the development and distribution of synthetic cannabis.

The pharmaceutical industry and others may attempt to enter the cannabis industry and, in particular, the medical cannabis industry through the development and distribution of synthetic products that emulate the effects of and treatment provided by naturally occurring cannabis. If synthetic cannabis products are widely adopted, the widespread popularity of such synthetic cannabis products could change the demand, volume and profitability of the botanical cannabinoid industry. This could adversely affect our ability to secure long-term profitability and success through the sustainable and profitable operation of our business.

The legalization of adult-use, recreational cannabis may reduce sales of medical cannabis.

Legalization of the sale to adults of recreational, non-medical cannabis in any country may increase competition in the medical cannabis market. We may not be able to achieve our business plan in a highly competitive market where recreational, adult-use cannabis is legal, or the market may experience a drop in the price of cannabis and cannabis products over time, decreasing our profit margins.

The Company is reliant on third party transportation services and importation services to deliver its products to customers.

The Company relies on third party transportation services and importation services to deliver its products to its customers. The Company is exposed to the inherent risks associated with relying on third party transportation service-providers, including logistical problems, delays, loss or theft of product and increased shipping and insurance costs. Any delay in transporting the product, breach of security or loss of product, could have a material adverse effect on the Company’s business, financial performance and results of operations. Further, any breach of security and loss of product during transport could affect the Company’s status as a licensed producer in Colombia.

The Company is dependent on suppliers to supply equipment, parts and components for the operation of its business.

The Company’s ability to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the Company’s financial results.

We may not be able to establish and maintain bank accounts in certain countries.

There is a risk that banking institutions in countries where we operate will not open accounts for us or will not accept payments or deposits from proceeds related to the cannabis industry. Such risks could increase our costs or prevent us from expanding into certain jurisdictions.

The Company may be subject to cyber-security and privacy risks that could disrupt its operations and expose the Company to financial losses, contractual losses, liability, reputational damage and additional expense.

The Company may be subject to risks related to our information technology systems, including cyber-attacks, malware, ransomware and phishing attacks that could target our intellectual property, trade secrets, financial information, personal information of our employees, customers and patients, including sensitive personal health information. The occurrence of such an attack could disrupt our operations and expose the Company to financial losses, contractual damages, liability under labour and privacy laws, reputational damage and additional expenses. We have implemented security measures to protect our data and information technology systems; however, such measures may not be effective in preventing cyber-attacks. We may be required to allocate additional resources to implement additional preventative measures including significant investments in information technology systems. A serious cyber-security breach could have a material adverse effect on our business, financial condition and results of operations.

The Company may collect and store certain personal information about customers and is responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations. If the Company were found to be in violation of privacy or security rules or other laws protecting the confidentiality of information, the Company could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company may incur significant costs to defend its intellectual property and other proprietary rights.
The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company's future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company's products and technology. Policing the unauthorized use of the Company's current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

In addition, other parties may claim that the Company's products infringe on their proprietary and perhaps patent protected rights. Such claims, regardless of their merit, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. Such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Risks Related to Operations in Colombia

We are reliant on certain licenses and authorizations to operate in Colombia.

Our ability to grow, store and sell cannabis in Colombia is dependent on our ability to sustain and/or obtain the necessary licenses and authorizations by certain authorities in Colombia. To date, we have received the Non-Psychoactive Cannabis Cultivation License, the Cannabis Derivatives Manufacturing License and the Psychoactive Cannabis Cultivation License including a quota for export of 7,800 kilograms in 2021. The effects of the compliance regime, any delays in obtaining, or failure to obtain or keep the regulatory approvals may significantly delay or impair the development of markets, products and sales initiatives and could have a material adverse effect on our business, results of operations and financial condition.

The licenses and authorizations are subject to ongoing compliance and reporting requirements and our ability to obtain, sustain or renew any such licenses and authorizations on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in Colombia and potentially in other foreign jurisdictions. Failure to comply with the requirements of the licenses or authorizations or any failure to maintain the licenses or authorizations would have a material adverse effect on our business, financial condition and operating results. Specifically, the validity of the licenses for the cultivation of psychoactive cannabis, non-psychoactive and the manufacture of cannabis derivatives is five years, pursuant to Article 2.8.11.2.1.3. of Decree 613 of 2017 and the Law 1787 of 2016 in relation to the medical and scientific use of cannabis. Such licenses may be renewed for an equal period as many times as requested by the licensee. The license will remain valid as long as it complies with the requirements established by law.

Although we believe that we will meet the requirements to obtain, sustain or renew the necessary licenses and authorizations, there can be no guarantee that the applicable authorities will issue these licenses or authorizations. Should the authorities fail to issue the necessary licenses or authorizations, we may be curtailed or prohibited from the production and/or distribution of cannabis or from proceeding with the development of our operations as currently proposed and our business, results of operations and financial condition may be materially adversely affected.

Restrictions or regulations concerning changes in corporate structure may discourage transactions that otherwise could involve payment of a premium over prevailing market process for our securities.

Colombian cannabis licenses are granted on a non-transferable, non-exchangeable and non-assignable basis. Any breach of this restriction may result in the revocation of the license. While there are no specific regulations or restrictions regarding the effects of a change in control, modification of the corporate structure, issuance of shares, or any changes in holders or final beneficiaries on the cannabis licenses, these restrictions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Our operations are located in Colombia, which may make it more difficult for investors to understand and predict how changing market and economic conditions will affect our financial results.

Our operations are located in Colombia and, consequently, are subject to the economic, political and tax conditions prevalent in that country. The economic conditions in Colombia are subject to different growth expectations, market weaknesses and business practices than economic conditions in other markets. We may not be able to predict how changing market conditions in Colombia will affect our financial results.

As of the date of this prospectus, Colombia’s long-term foreign currency sovereign credit ratings were affirmed “Baa2” by Moody’s, “BBB-” by S&P and “BBB” by Fitch, three of the main rating agencies worldwide. The stable outlook reflects their expectation that Colombia’s established political institutions and track record of consensus on key economic policies will contribute to economic stability and continuity over the coming two to three years.

Colombia’s economy, like most Latin-American countries, continues to suffer from the effects of lower commodity prices, mainly oil, reflected in its elevated level of external debt. Even though the country has taken measures to stabilize the economy, it is uncertain how these measures will be perceived and if the intended goal of increasing investor’s confidence will be achieved.

Colombia’s financial and securities markets are influenced by the economic and market conditions in other countries.

Financial and securities markets in Colombia are influenced by the economic and market conditions in other countries, including other South American emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Colombia, international investors’ reactions to developments in these other countries, may substantially affect capital inflows into the Colombian economy, and the market value of securities of issuers with operations in Colombia.

Economic downturn or volatility could have a material adverse effect on our business, financial condition and results of operations. In addition, weakening of economic conditions could lead to reductions in demand for our products.  Further, weakened economic conditions or a recession could reduce the amount of income customers are able to spend on our products. In addition, as a result of volatile or uncertain economic conditions, we may experience the negative effects of increased financial pressures on our clients. For instance, our business, financial condition and results of operations could be negatively affected by increased competitive pricing pressure, which could result in the incurrence of increased bad debt expense. If we are not able to timely and appropriately adapt to changes resulting from a weak economic environment, our business, results of operations and financial condition may be materially and adversely affected.

While we do not currently operate in protected areas established by the National System of Protected Areas, we cannot provide assurances that areas in which we operate will not be subject to risks associated therewith in the future.

Under Colombian laws, competent governmental authorities are not allowed to grant any type of cannabis licenses on properties that are located within areas registered as national parks or protected areas in the National System of Protected Areas (“SINAP”). Additionally, the Colombian government is entitled to create new protected areas based on their environmental relevance, which might result in the prohibition to conduct any type of activities on those areas or the need to obtain specific environmental authorizations or permits.

We do not operate in a protected area and we believe that we are not currently at risk of expropriation pursuant to the SINAP, but we cannot assure you that the areas in which we operate will not be subject to such risks in the future.

Economic and political conditions in Colombia may have an adverse effect on our financial condition and results of operations.

Our operations are located in Colombia. Consequently, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect our financial condition and results of operations in the future. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies the Colombian government will adopt and whether those policies would have a negative effect on the Colombian economy or on our business and financial performance in the future.

We cannot assure you whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

Colombia could experience substantial inflation in the future resulting in the Company’s costs in the Colombian peso increasing significantly.

Colombia has in the past experienced double-digit rates of inflation. If Colombia experiences substantial inflation in the future, the Company’s costs in Colombian peso terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The Colombian government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Certain of the Company’s key documents are in Spanish, and translations may not exist or be readily available.

As a result of the Company conducting its operations in Colombia, certain of the Company’s subsidiaries’ books and records, including key documents such as material contracts and financial documentation are principally negotiated and entered into in the Spanish language and English translations may not exist or be readily available. The Company relies on the use of professional translators for in person meetings with non-Spanish speakers where required, and for document translation. The Company does not foresee that significant additional accommodations will be required. The Company does not have a formal communication plan that sets out measures that will be taken to mitigate any potential communication-related issues as it does not consider one necessary. All material documents provided to the directors are in the English language. If any material documents are in an original language other than English, the documents are translated by certified translators. All members of the Company’s Board of Directors and its executive officers are fluent in English. Additionally, the following directors and officers of the Company are fluent in the Spanish language: Luis Merchan, President, CEO and Director; Damian Lopez, VP Strategy and Legal; and Javier Franco, VP Agriculture.

The Colombian government and the Central Bank exercise significant influence on Colombia’s economy.

Although the Colombian government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Central Bank of Colombia (the “Central Bank”) to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes our Colombian subsidiary from possessing, utilizing or remitting U.S. Dollars would impair our financial condition and results of operations, and would impair the Colombian subsidiary’s ability to convert any dividend payments to U.S. dollars.

The Colombian government and the Central Bank may also seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy and our financial condition.

Colombia is subject to sustained internal security issues, primarily due to the activities of guerrilla groups, such as dissidents from the former Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” the National Liberation Army (Ejército de Liberación Nacional), or “ELN,” paramilitary groups, drug cartels and criminal gangs (Bacrim). In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. Even though the Colombian government’s policies have reduced guerilla presence and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including on our customers, employees, results of operations and financial condition. The Colombian government commenced peace talks with the FARC in August 2012, and peace negotiations with the ELN began in November 2016. The Colombian government and the FARC signed a peace deal on September 26, 2016, which was amended after voters rejected it in the referendum held on October 2, 2016. The new agreement was signed on November 24, 2016 and was ratified by the Colombian Congress on November 30, 2016 and is being implemented after four years of negotiations. Pursuant to the peace agreements negotiated between the FARC and the Colombian government in 2016, the FARC occupies five seats in the Colombian Senate and five seats in the Colombian House of Representatives. The new deal clarifies protection to private property, is expected to increase the government’s presence in rural areas and bans former rebels from running for office in certain newly created congressional districts in post-conflict zones. As a result, during the transition process, Colombia may experience an increase in internal security issues, drug-related crime and guerilla and paramilitary activities, which may have a negative effect on the Colombian economy. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to implementation of the agreement with FARC and ongoing peace negotiations, if any, which may result in legislation that increases the tax burden of Colombian companies.

Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands continue to exist in Colombia, and allegations have surfaced regarding members of the Colombian congress and other government officials having ties to guerilla and paramilitary groups. Although the Colombian government and ELN have been in talks since February 2017 to end a five-decade war, the Colombian government has suspended the negotiations after a series of rebel attacks. On January 17, 2019, a car with explosives burst through the gates at a police academy in Bogotá resulting in 21 people dead and many injured. The Colombian Defense Minister confirmed that the terrorist attack was perpetrated by the ELN. Any possible escalation in the violence associated with this terrorist attack and/or these activities may have a negative effect on the Colombian economy. In addition, the current administration has not honored the peace protocols to be applied in the event of a suspension of peace negotiations entered into by the prior administration, on the grounds that these protocols are only binding to the administration that agreed to them. This situation could result in escalated violence by the ELN and may have a negative effect on the credibility of the Colombian government which could in turn have a negative effect on the Colombian economy. Any terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved with our operations.

Political and economic instability in the region may affect the Colombian economy and, consequently, our results of operations and financial condition.

Some of Colombia’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. According to figures from the United Nations, more than two million Venezuelans have emigrated amid food and medicine shortages and profound political divisions in their country.  Approximately half of those migrants have opted to live in Colombia, and many have arrived with only what they could carry. Providing migrants with access to healthcare, utilities and education may have a negative effect on Colombia’s economy if the Colombian government is not able to respond adequately to legalize migrants, generate programs to help them find formal jobs, and increase tax revenue and consumption.

Moreover, diplomatic relations with Venezuela and Ecuador have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerilla groups, particularly on Colombia’s borders with each of Venezuela and Ecuador. More recently, the Colombian government joined an international campaign against Nicolás Maduro asking him to relinquish power, which has further increased diplomatic tensions with Venezuela.

On November 19, 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone, which until then had been deemed by Colombia as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which would be detrimental to Colombian-owned interests in that country.

Further economic and political instability in Colombia’s neighboring countries or any future deterioration in relations with Venezuela, Ecuador, Nicaragua and other countries in the region may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Finally, political conditions such as changes in the United States policies related to immigration and remittances could affect the regions in which we operate. Economic conditions in the United States and the region generally may be affected by the new United States-Mexico-Canada Agreement. This could have an indirect effect on the Colombian economy and other countries in which we may operate.

The Company is subject to risks from its construction projects, including the anticipated construction of its Research Technology and Processing Center.

The Company is subject to a number of risks in connection with the construction of facilities in Colombia, including the availability and performance of engineers and contractors, suppliers and consultants and the receipt of required governmental approvals, licenses and permits. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals, licenses and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with construction could delay or prevent the construction of the Research Technology and Processing Center as planned. Until the Company’s Research Technology and Processing Center has been constructed and becomes operational, the Company will not have the ability to extract CBD oil in any material amount. There can be no assurance that current or future construction plans implemented by the Company will be successfully completed on time, within budget and without design defect, that the necessary personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals, licenses and permits, or that the completion of the construction, the start-up costs and the ongoing operating costs will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely affect our operations and financial condition.
Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia or other countries where we operate, could adversely affect our consolidated results.

Uncertainty relating to tax legislation poses a constant risk to us.  Colombian national authorities have levied new taxes in recent years.  Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income.

Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our financial condition, results of operation, and cash flow. In addition, either national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

Risks Related to Our Regulatory Framework

Marijuana remains illegal under U.S. federal law, and the enforcement of U.S. cannabis laws could change.

There are significant legal restrictions and regulations that govern the cannabis industry in the United States. Marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute or possess cannabis in the United States. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act classifies marijuana as a Schedule I controlled substance, and as such, medical and adult  cannabis use is illegal under U.S. federal law. Unless and until the U.S. Congress amends the Controlled Substances Act with respect to marijuana (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money laundering legislation. While the approach to enforcement of such laws by the federal government in the United States has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve us of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against us. Since U.S. federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, enforcement of federal law regarding marijuana is a significant risk and would greatly harm our business, prospects, revenue, results of operation and financial condition. The enforcement of federal laws in the United States is a risk to our business and any proceedings brought against us thereunder may materially, adversely affect our operations and financial performance.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among states in the United States. Due to the current regulatory environment in the United States, new risks may emerge; management may not be able to predict all such risks.

Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. There can be no assurance that the federal government will not enforce federal laws relating to marijuana and seek to prosecute cases involving marijuana businesses that are otherwise compliant with state laws in the future. The prior U.S. administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum that Deputy Attorney General James Cole sent to all U.S. Attorneys in August 2013, which outlined certain priorities for the U.S. Department of Justice (the “DOJ”) relating to the prosecution of cannabis offenses. The Cole Memorandum noted that, in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, production, distribution, sale and possession of cannabis, conduct in compliance with such laws and regulations was not a priority for the DOJ. However, the DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, former U.S. Attorney General Jeff Sessions formally issued the Sessions Memorandum, which rescinded the Cole Memorandum effective upon its issuance. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime,” and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities, despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and thus it is uncertain how active U.S. federal prosecutors will be in the future in relation to such activities.

There can be no assurance that the federal government will not enforce federal laws relating to cannabis and seek to prosecute cases involving cannabis businesses that are otherwise compliant with state laws in the future. Jeff Sessions resigned as U.S. Attorney General on November 7, 2018. On February 14, 2019, William Barr was confirmed as U.S. Attorney General. Mr. Barr has stated that he does not support cannabis legalization but has also stated that he does not intend to prosecute cannabis businesses that are in compliance with state laws. Most states that have legalized cannabis continue to craft their regulations pursuant to the Cole Memorandum. Federal enforcement agencies have taken little or no action against state-compliant cannabis businesses. However, the DOJ may change its enforcement policies at any time, with or without advance notice.

The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations present major risks for the Company.

Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, sale, packaging, labelling, pricing and disposal of cannabis and cannabis products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Any failure by us to comply with the applicable regulatory requirements could

•	require extensive changes to our operations;
•	result in regulatory or agency proceedings or investigations;
•	result in the revocation of our licenses and permits, increased compliance costs;
•	result in damage awards, civil or criminal fines or penalties;
•	result in restrictions on our operations;
•	harm our reputation; or
•	give rise to material liabilities.
There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to our business.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, sale, import and export, as applicable, of our products. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions, including:

•	the revocation or imposition of additional conditions on licenses to operate our business;
•	the suspension or expulsion from a particular market or jurisdiction or of our key personnel;
•	the imposition of additional or more stringent inspection, testing and reporting requirements;
•	product recalls or seizures; and
•	the imposition of fines and censures.
In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licenses and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely affect our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

The FDA Limits the Ability to Discuss the Medical Benefits of CBD.

Under FDA rules it is illegal for companies to make “health claims” or claim that a product has a specific medical benefit. The FDA has not recognized any medical benefits derived from CBD, which means that Company is not legally permitted to advertise any potential health claims related to its CBD products. Because of the perception among many consumers that CBD is a health/medicinal product, Company’s inability to make such health claims about its CBD products, may limit Company’s ability to market and sell its product to consumers, which would negatively affect Company’s revenues and profits.

The legal cannabis market is a relatively new industry. As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in us and, few, if any, established companies whose business model we can follow or upon whose success we can build. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our Units or Common Shares. We are an early-stage company that has not generated net income. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to grow as projected.

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets or products, if any, will be commercially viable or successfully produced and marketed. We must rely largely on our own market research to forecast sales and design products as detailed forecasts and consumer research are not generally obtainable from reliable third-party sources in Canada and in other international jurisdictions.

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets.

Risks Related to Financials and Accounting

We may increase our foreign sales in the future, and such sales may be subject to unexpected regulatory requirements and other barriers.

Our functional currency is denominated in U.S. dollars. We currently expect that sales will be denominated in Colombian pesos and may, in the future, have sales denominated in the currencies of additional countries in which we establish operations or distribution. In addition, we incur the majority of our operating expenses in Colombia pesos. In the future, the proportion of our sales that are international may increase. Such sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively affect our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.

Assumptions, estimates and judgments related to critical accounting matters could significantly affect our reported financial results or financial condition.

The preparation of financial statements in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the notes to our financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Common Shares. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as revenue and cost recognition.

T here are tax risks the Company may be subject to in carrying on business in multiple jurisdictions.

We and our subsidiaries will operate and, accordingly, will be subject to income tax and other forms of taxation in multiple jurisdictions. We may be subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure may be subject to review by both domestic and foreign taxation authorities.  Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and, if the tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being assessed on us, and as a result an increase in the amount of tax payable by us. In addition, we may be subject to different taxes imposed by the Colombian government, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.

Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, our earnings may be affected by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The determination of our provision for income taxes and other tax liabilities will require significant judgment (including based on external advice) as to the interpretation and application of these rules. We may have exposure to greater than anticipated tax liabilities or expenses.

Additionally, dividends and other intra-group payments made by our subsidiaries or international branches may expose the recipients of such payments to taxes in their jurisdictions of organization and operation and such dividends and other intra-group payments may also be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident.  Unless such withholding taxes are fully creditable or refundable, dividends and other intra-group payments may increase the amount of tax paid by us.  Although the Company and its subsidiaries arrange themselves and their affairs with a view to minimizing the incurrence of such taxes, there can be no assurance that we will succeed.

Restrictions on Deduction of Certain Expenses for U.S. Federal Income Tax Purposes

Section 280E of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits businesses from deducting certain expenses associated with trafficking controlled substances for United States federal income tax purposes. The IRS has invoked Code Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Section 280E of the Code prohibits cannabis businesses that are deemed to be trafficking in controlled substances from deducting certain ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative bodies and federal courts challenging these restrictions, there is no guarantee that these authorities will issue an interpretation of Code Section 280E favorable to cannabis businesses.

There is a risk that we will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. Holder.

If our Company (or any of our non-U.S. subsidiaries) is a PFIC for any taxable year during which a U.S. Holder (as defined below under “Certain Tax Considerations—Certain Material U.S. Federal Income Tax Considerations”) owns Common Shares or Unit Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Certain Tax Considerations—Certain Material U.S. Federal Income Tax Considerations” for further information. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year generally can only be made after the close of such taxable year. Therefore, it is possible that we could be classified as a PFIC for our initial taxable year or in future years due to changes in the nature of our business, composition of our assets or income, as well as changes in our market capitalization. In particular, our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We have not determined, if we (or any of our non-U.S. subsidiaries) were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. Holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. Holders should assume that they will not be able to make a qualified electing fund election with respect to the Common Shares or Unit Warrants. The PFIC rules are complex, and each U.S. Holder should consult its tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our Common Shares or Unit Warrants.

Failure to develop our internal controls over financial reporting as we grow could have an adverse effect on our operations.

As our Company matures we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. For example, the re-audit of our financial statements for the period March 13, 2019 (inception) to December 31, 2019, under PCAOB auditing standards, identified changes in expenditures that were not appropriately recorded and founders' warrants that were revalued. Additionally, during the 2020 audit, the Company’s auditors noted material weaknesses and made certain recommendations to management regarding these material weaknesses related to goodwill impairment testing, financial reporting processes related to the newly acquired subsidiaries in Colombia and intercompany and related party transactions.  Our management has taken steps towards remediating such weaknesses through our hiring of additional accounting personnel in Canada and Colombia. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse effect on the price of our Common Shares.
Risks Related to Our Common Shares and this Offering

Investing in an emerging market poses a greater degree of risk than investing in more mature market economies.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. All of our operations are in Colombia. See “Risks Related to Operations in Colombia.”

We will need, but may be unable to, obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

In the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Shares will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. There can be no assurance that we will be able to generate any investor interest in our securities. If we do not obtain additional financing, our business may never commence, in which case you would likely lose the entirety of your investment in the Company.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect the net proceeds from this offering to be $________ (or $___________ if the underwriters exercise in full their option to purchase up to ______ additional Common Shares and/or up to an additional              Unit Warrants from us) before deducting offering expenses payable by us. We expect that the net proceeds from this offering will be sufficient to fund our current operations for at least through _________. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our existing shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

You may experience immediate and substantial dilution in the net tangible book value of the Common Shares you purchase in this offering.

The assumed offering price of the Common Shares underlying the Units offered pursuant to this prospectus is substantially higher than the net tangible book value per Common Share. Therefore, if you purchase Units in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per Common Share from the price per unit that you pay for the underlying Common Share. If the holders of outstanding options or warrants exercise those options or warrants at prices below the assumed offering price, you will incur further dilution. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

Holders of our Common Shares are subject to dilution resulting from the issuance of equity-based compensation by us.

We have awarded warrants to management to incentivize their performance and retention.  Any additional equity grants and any exercise of existing warrants will cause our shareholders to be diluted and may negatively affect the price of the Common Shares.

There is no public market for the warrants being offered in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list any of the warrants on any securities exchange or nationally recognized trading system, including NASDAQ. Without an active market, the liquidity of the warrants will be limited.

Holders of the warrants purchased in this offering will have no rights as Common Share holders until such holders exercise such warrants and acquire our Common Shares.

Until holders of warrants purchased in this offering acquire our Common Shares upon exercise thereof, holders of such warrants will have no rights with respect to the Common Shares underlying such warrants. Upon exercise of any of the warrants purchased in this offering, such holders will be entitled to exercise the rights of a Common Share holder only as to matters for which the record date occurs after the exercise date.

The Unit Warrants and Underwriters’ Warrants are speculative in nature.

The Unit Warrants being sold in this offering have an exercise price of $________ per Common Share and the Underwriters’ Warrants have an exercise price of $______ per Common Share. The Unit Warrants will expire on the [•] anniversary from the issuance date, and the Underwriters’ Warrants will expire on the fifth anniversary from the effective date of this offering. In the event our Common Share price does not exceed the per share exercise price of the Unit Warrants or Underwriters’ Warrants during the period when such warrants are exercisable, such warrants will not have any value.

The resale by the selling shareholders may cause the market price of our Common Shares to decline.

The resale of the Common Shares by the selling shareholders, as well as the issuance of Common Shares in this offering could result in resales of our Common Shares by our current shareholders concerned about the potential dilution of their holdings. In addition, the resale by the selling shareholders could have the effect of depressing the market price for our Common Shares.

We continue to incur increased costs as a result of operating as a public company and our management is required to devote substantial time to new compliance initiatives.

As a public company, particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and NASDAQ, impose various requirements on public companies, including requirements to file annual, quarterly and event-driven reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our existing management team will continue to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our ICFR, which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. As an example, the re-audit of our financial statements for the period March 13, 2019 (inception) to December 31, 2019, under PCAOB auditing standards, identified changes in expenditures that were not appropriately recorded and founders' warrants that were revalued. Our management believes that such weakness in our recording has since been remedied; however, despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

If we fail to meet applicable listing requirements, NASDAQ may delist our Common Shares from trading, in which case the liquidity and market price of our Common Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of NASDAQ in the future.  If we fail to comply with the applicable listing standards and NASDAQ delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Shares;
•	reduced liquidity for our Common Shares;
•
a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	a limited amount of news about us and analysist coverage of us; and
•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Ownership of our Units and/or Common Shares may be considered unlawful in some jurisdictions and holders of our Units and/or Common Shares may consequently be subject to liability in such jurisdictions.

Cannabis-related financial transactions, including investment in the securities of cannabis companies and receipt of any associated benefits, such as dividends, are currently subject to anti-money laundering and a variety of other laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretation of these laws is unclear, in some jurisdictions, financial benefit directly or indirectly arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of these laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability under such laws. Each prospective investor should therefore contact his, her or its own legal advisor regarding the ownership of our Units and/or Common Shares and any related potential liability.

Our executive officers and directors and their respective affiliates may continue to exercise significant control over our Company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Our executive officers and directors currently represent beneficial ownership, in the aggregate, of approximately ____% of our outstanding Common Shares. Immediately following the completion of this offering, and disregarding any Common Shares that they purchase in this offering, if any, the existing holdings of our executive officers and directors and their affiliates will represent beneficial ownership, in the aggregate, of approximately           % of our outstanding Common Shares.  As a result, these shareholders may be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests, with respect to their Common Shares, that are different from those of investors in this offering, and the concentration of voting power among one or more of these shareholders may have an adverse effect on the price of our Common Shares. In addition, this concentration of ownership might adversely affect the market price of our Common Shares by:

• delaying, deferring or preventing a change of control of the Company;
• impeding a merger, consolidation, takeover or other business combination involving the Company; or
• discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

The Company’s directors and officers may have a conflicts of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Common Shares to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for operating capacity, working capital and general corporate purposes. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.

As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose our status as a foreign private issuer in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.

The Company will cease to qualify as a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, as of the last business day of our second fiscal quarter, more than 50 percent of our outstanding Common Shares are directly or indirectly owned by residents of the United States and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii)more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we determine that we fail to qualify as a foreign private issuer, the Company will cease to be eligible to avail itself of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, and, if the Company is required to register our Common Shares under section 12(g) of the Exchange Act, we will have to do so as a domestic issuer.  Further, any securities that we issue in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) under the Securities Act) and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S under the Securities Act.  As a practical matter, this will likely require us to register more offerings of our securities under the Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States.  The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject the Company to additional exposure to liability for which we may not be able to obtain insurance coverage on favorable terms or at all.

If our share price fluctuates after the offering, you could lose a significant part of your investment.

The market price of our Common Shares could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Shares. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Volatility in the market price of our Common Shares may prevent investors from being able to sell their shares at or above the public offering price. As a result, you may suffer a loss on your investment.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares.

We require and hold various government licenses to operate our business. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

We do not intend to pay dividends on our Common Shares in the near future, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

We have never declared or paid any cash dividend on our Common Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Common Shares will depend upon any future appreciation in their value. There is no guarantee that the Common Shares will appreciate in value or even maintain the price at which you purchased them.

Future issuances of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Common Shares. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of Common Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Common Shares.

General Risk Factors

The Company may become involved in legal proceedings from time to time, which could adversely affect the Company.

From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies, entities with whom it does business and other proceedings arising in the ordinary course of business. We will evaluate our exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have an adverse impact on our financial results.

Our participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by third parties, other companies and/or various governmental authorities against us. Litigation, complaints, and enforcement actions involving us could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on our future cash flows, earnings, results of operations and financial condition.

The Company’s success will depend, in part, on its ability to continue to enhance its product and service offerings to respond to technological and regulatory changes and emerging industry standards and practices.

Rapidly changing markets, technology, emerging industry and regulatory standards and frequent introduction of new products characterize the Company’s business. The introduction of new products embodying new technologies and regulatory developments may render the Company’s equipment obsolete and its products and services less competitive or less marketable. The process of developing the Company’s products and services is complex and requires significant continuing costs, development efforts, third-party commitments and regulatory approvals. The Company may not be successful in developing or effectively commercializing such new products and services, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of developing such products and services, may have a material adverse effect on the Company’s business, financial condition and operating results.

We are dependent upon our management and key employees, and the loss of any member of our management team or key employees could have a material adverse effect on our operations.

The Company’s success is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key employees. The loss of any member of our management team or key employees could have a material adverse effect on our business and results of operations. While employment agreements and incentive programs are customarily used as primary methods of retaining the services of key employees, these agreements and incentive programs cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s business, operating results or financial condition. We do not currently maintain key-person insurance on the lives of any of our key employees. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that the Company will be able to attract or retain key employees in the future, which may adversely affect the Company’s operations.

Our inability to retain and acquire skilled personnel could impair our business and operations.

The loss of any member of our management team could have a material adverse effect on our business and results of operations. In addition, the inability to hire or the increased costs of hiring new personnel, including members of executive management, could have a material adverse effect on our business and operating results. The expansion of marketing and sales of our products will require us to find, hire and retain additional capable employees who can understand, explain, market and sell our products. There is intense competition for capable personnel in all of these areas and we may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. New employees often require significant training and, in many cases, take a significant amount of time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses issued in connection to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. In addition, as we move into new jurisdictions, we will need to attract and recruit skilled employees in those new areas.

We will need to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As our development and commercialization plans and strategies develop, we expect to need additional research, development, managerial, operational, sales, marketing, financial, accounting, legal and other resources. Future growth would impose significant added responsibilities on members of management. In order to manage growth and changes in strategy effectively, the Company must: (a) maintain adequate systems to meet customer demand; (b) expand sales and marketing, distribution capabilities, and administrative functions; (c) expand the skills and capabilities of its current management team; and (d) attract and retain qualified employees. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth and successfully growing our Company.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our share price and trading volume could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our operations.  We do not have any control over these analysts and their research and reports. If one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline.  In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline.  If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we are listed on an exchange or quoted over-the-counter and our share price decreases and we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and regulatory compliance, which could have a material adverse effect on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset such higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events.

There is no assurance that the Company’s insurance coverage will be sufficient to cover all claims to which the Company may become subject.

Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, plant diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us and environmental contingencies.

We are in the process of obtaining insurance coverage over our production and facilities. We may not be able to maintain or obtain insurance of the type and amount desired at a reasonable cost. If we were to incur significant liability for which we were not fully insured, it could have an adverse effect on our business, financial condition and results of operations.

We do not currently maintain key-person insurance on the lives of any of our key employees.

We may be unable to implement our business strategy, which could have negative financial and reputational effects on our business.

The growth and expansion of our business is heavily dependent upon the successful implementation of our business strategy as described under the heading “Our Business.” There can be no assurance that we will be successful in the implementation of our business strategy. A failure to do so could have negative financial and reputational effects on us. Future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

The Company could be subject to a security breach that could result in significant damage or theft of products and equipment.

Breaches of security at our facilities may occur and could result in damage to or theft of products and equipment. A security breach at our facilities could result in a significant loss of inventory or work in process, expose us to liability under applicable regulations and increase expenses relating to the investigation of the breach and implementation of additional preventative security measures, any of which could have an adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements.  These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities.  In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes.  You can also identify forward-looking statements by discussions of strategy, plans or intentions.  We have based these forward-looking statements on our current expectations and assumptions about future events.  While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control.  These and other important factors, including, among others, those discussed in this prospectus under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this prospectus.  Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this prospectus include:

• Our limited operating history and net losses;
• unpredictable events, such as the COVID-19 outbreak, and associated business disruptions;
• changes in cannabis laws, regulations and guidelines;
• decrease in demand for cannabis and derivative products due to certain research findings, proceedings, or negative media attention;
• damage to our reputation as a result of negative publicity;
• exposure to product liability claims, actions and litigation;
• risks associated with product recalls;
• product viability;
• continuing research and development efforts to respond to technological and regulatory changes;
• shelf life of inventory;
• maintenance of effective quality control systems;
• changes to energy prices and supply;
• risks associated with expansion into new jurisdictions;
• regulatory compliance risks;
• opposition to the cannabinoid industry;
• risks related to our operations in Colombia; and
• potential delisting resulting in reduced liquidity of our Common Shares.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this prospectus.  The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements.  In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus.  Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive approximately $                  in net proceeds from the sale of                Units offered by us in this offering (or approximately $                  if the underwriters exercise in full their option to purchase up to              additional Common Shares and/or up to            additional Unit Warrants from us),  after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $                payable by us. Our estimated net proceeds is based on the sale of _____ Units in this offering at an assumed public offering price of $___ per Unit (the last reported sale price of our Common Shares on NASDAQ on ____, 2021).

If a holder of Unit Warrants elects to exercise the Unit Warrants issued in this offering, we may also receive proceeds from the exercise of the Unit Warrants. We cannot predict when or if the Unit Warrants will be exercised. It is possible that the Unit Warrants may expire and may never be exercised.

Each $0.25 increase or decrease in the assumed public offering price of $______ per Unit would increase or decrease, respectively, our net proceeds by $_____ million, assuming the maximum number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriters’ fees and estimated offering expenses payable by us. We may also increase or decrease the number of Units we are offering. An increase or decrease of 1,000,000 in the number of Units we are offering would increase or decrease, respectively, the net proceeds from this offering, after deducting placement agent fees and estimated offering expenses payable by us, by $____ million, assuming  the assumed public offering price stays the same.

We intend to use the net proceeds from this offering for capital expenditures operating capacity, working capital and general corporate purposes. Our net proceeds will be utilized for certain capital expenditures and operating expenditures across all of our divisions. Our management believes our current capital resources coupled with the net proceeds from the offering will be adequate to continue to expand and update the modules of the Research Technology and Processing Center (advanced drying, extraction and isolation) required to operate our business over the next twenty-four months and to complete the Quipropharma laboratory customization for our short term needs over the next twenty-four months.

Our management will have discretion in allocating the net proceeds in accordance with the above priorities and purposes.  The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our expansion and development efforts, whether or not we enter into strategic transactions, our general operating costs and expenditures, and the changing needs of our businesses.

We believe that our funds and the net proceeds from this offering will be sufficient to continue our businesses and operations as currently conducted through _______; however, changing circumstances may cause us to consume capital significantly faster than we currently anticipate.

DIVIDEND POLICY

We have never paid dividends on our Common Shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our Common Shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our Board of Directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our Common Shares may be limited by the terms of any then-outstanding debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and capitalization as of June 30, 2021:

•
on an actual basis, except to the extent it has been adjusted to give effect to a 1-for-3 reverse split and consolidation of our Common Shares that was prospectively approved by our board of directors and stockholders on March 8, 2021 and effected on April 30, 2021.

•	on a pro forma basis to give effect to proforma adjustments and the issuances of Common Shares after June 30, 2021 and
•
on a pro forma as adjusted basis, to give effect to the sale by us of the maximum amount of _____ Units in this offering at an assumed public offering price of $_____ per Unit, which is the last reported sale price of our Common Shares on NASDAQ on ____, 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.   You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Consolidated Financial Information and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma as adjusted
In thousands	US$ (1)	US$ (1)	US$ (1)

Cash and cash equivalents	18,806
Shareholders’ equity:
Common Shares, without par value; 38,358 shares issued and outstanding, ______ pro forma, ______ pro forma as adjusted	38,943
Warrants; 9,000 issued and outstanding, ______ pro forma and ______ pro____ forma as adjusted	5,305
Options; 3,794 issued and outstanding, _____, pro forma and _____ pro forma as adjusted	2,491
Non-controlling interest	(154)
Accumulated other comprehensive loss	(162)
Retained Earnings Deficit	22,384
Total shareholders’ equity (deficiency)	24,039
Total capitalization

(1) Note all share, warrants and options are adjusted post-split to reflect the 3- for-1 consolidation of our common shares
Based on the average exchange rate of $3,571.43, which was the foreign exchange rate on June 30, 2021, as reported by the Bank of Canada, and as used in our unaudited consolidated financial statements as of and for the six months ended June 30, 2021 and included elsewhere in this prospectus.

A $0.25 increase or decrease in the assumed public offering price of $______ per Unit, which is the last reported sale price of our Common Shares on NASDAQ on _____, 2021, would increase or decrease, as appropriate, our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $____ million, assuming the number of Units offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of Unit Warrants issued in this offering.

Similarly, a 1,000,000 Unit increase or decrease in the number of Units offered by us, based on the assumed public offering price of $_____ per Unit, would increase or decrease our as adjusted cash and cash equivalents and total shareholders’ equity by approximately $_____  million, after deducting underwriters discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of Unit Warrants issued in this offering.

DILUTION

Purchasers of the Units in this offering will experience immediate and substantial dilution to the extent of the difference between the public offering price per Common Share paid by the purchasers of the Units in this offering and the pro forma, as adjusted net tangible book value per Common Share immediately after, and giving effect to, this offering.  Dilution results from the fact that the public offering price per Common Share in this offering is substantially in excess of the net tangible book value per Common Share attributable to our existing shareholders for our presently outstanding Common Shares.

Our historical net tangible book value per Common Share is determined by dividing our net tangible book value, which is the book value of our total tangible assets less the book value of our total liabilities, by the number of outstanding Common Shares.  As of June 30, 2021, the historical net tangible book value of our Common Shares was $_______ or $_____ per Common Share (post-split).

After giving effect to the (i)  sale by us of ____________________ Units in this offering at the assumed public offering price of $____ per Unit, which is the last reported sale price of our Common Shares on NASDAQ on ____, 2021, and (ii) receipt by us of the net proceeds of this offering, after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma, as adjusted net tangible book value as of June 30, 2021 would have been $______, or $______ per Common Share.   The difference between the public offering price per Common Share and the pro forma, net tangible book value per Common Share represents an immediate increase in net tangible book value of $_____ per Common Share to our existing shareholders, and an immediate dilution in net tangible book value of $________ per Common Share to purchasers of Common Shares in this offering.

The following table illustrates, on a post-split basis, this dilution to purchasers in this offering on a per Common Share basis:

Assumed follow-on public offering price per Unit	$
Net tangible book value per Common Share before this offering (as of June 30, 2021)	$
Increase in net tangible book value per Common Share attributable to purchasers in this offering	$
Pro forma, as adjusted net tangible book value per Common Share immediately after this offering	$
Dilution in pro forma, as adjusted net tangible book value per Common Share to purchasers in this offering	$

The table and information above assume no exercise by the underwriters of their option to purchase additional Common Shares and/or Unit Warrants in this offering.  If the underwriters exercise in full their option to purchase up to ______________________ additional Common Shares and/or up to               additional Unit Warrants from us, the pro forma, as adjusted net tangible book value per Common Share immediately after this offering would be $_____ per Common Share, and the dilution in pro forma, as adjusted net tangible book value per Common Share to purchasers in this offering would be $______ per Common Share, in each case at a  public offering price of $____ per Common Share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $0.25 increase or decrease in the assumed public offering price of $____ per Unit, based on the last reported sale price for our Common Shares on NASDAQ on ____, 2021, would increase or decrease the as adjusted net tangible book value per Common Share after this offering by $_____ per Common Share and the dilution per share to investors participating in this offering by $____ per Common Share, assuming that the maximum number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from exercise of the Unit Warrants issued in this offering.

We may also increase or decrease the number of Units we are offering. An increase of 1,000,000 in the number of Units offered by us would increase or decrease our as adjusted net tangible book value per Common Share by approximately $_____, and the dilution per Common Share to investors participating in this offering by $____ after deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from exercise of the Unit Warrants issued in this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following tables set forth our selected consolidated financial information and operating data as of the year ended December 31, 2020 and for the period of incorporation March 13, 2019 through December 31, 2019.  You should read the following selected consolidated financial information and operating data in conjunction with the Company’s audited financial statements, and it is qualified in its entirety by reference to, our audited consolidated financial statements and the related notes thereto and the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are included elsewhere in this prospectus.

Our selected consolidated statement of income information and operating data for the year ended December 31, 2020, and our related selected consolidated balance sheet information as of December 31, 2020 have been derived from our audited consolidated financial statements for the year ended December 31, 2020 and for the period from incorporation March 13, 2019 through December 31, 2019 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which are included elsewhere in this prospectus. The selected historical consolidated financial data as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 has been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the results of the unaudited interim periods.

Our historical results for the periods presented below are not necessarily indicative of the results to be expected for any future periods.

Consolidated Statements of Loss and Comprehensive Loss (Expressed in thousands of United States dollars, except per share amounts)	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020	Year Ended December 31, 2020	March 13, 2019 (inception) through December 31, 2019
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues	$2,118	$-	$106	$-

Cost of sales	1,106	-	35	-
Gross profit	445	-	71	-
Expenses
Consulting and management fees	$2,262	$819	$4,752	2,001
Professional fees	766	218	794	183
General office expenses	2,661	715	1,400	175
Travel expenses	143	233	428	306
Share based compensation	95	344	4,901	107
Depreciation and amortization	119	57	113	26
Research and development	85	53	78	21
Foreign exchange (gain)	(78)	171	20	6
Total Expenses	6,053	2,610	12,486	2,825
Loss before the undernoted items	(5,041)	(2,610)	(12,415)	(2,825)
Goodwill Impairment	-	-	1,816	-
Interest expense	64	72	30	19
Transaction costs	-	-	132	-
Other income	(67)	(81)	(59)	-
Bad Debt Expense	100	-
Net loss for the period	$(5,138)	$(2,601)	$(14,334)	$(2,844)

Other comprehensive loss
Exchange differences on foreign operations	200	(19)	(16)	(23)
Total comprehensive loss for the period	$(5,338)	$(2,582)	$(14,350)	$(2,821)

Net loss attributable to:
Flora Growth Corp.	$(5,097)	$(2,555)	$(14,170)	$(2,824)
Non-controlling interests	$(41)	$(46)	$(164)	$(20)

Comprehensive loss attributable to:
Flora Growth Corp.	$(5,297)	$(2,536)	$(14,186)	$(2,801)
Non-controlling interests	$(41)	$(46)	$(164)	$(20)

Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.13)	$(0.09)	$(0.16)	$(0.06)
Weighted average number of Common Shares outstanding – basic and diluted	39,604	29,257	89,704	44,676

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Information and Operating Data” and “Business”, and our consolidated financial statements and related notes thereto, included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We cultivate and process natural, medicinal-grade cannabis oil and high-quality cannabis derived medical and wellbeing products and supply these premium products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies.   We are an early-stage private company headquartered in Canada.  Our agricultural and processing operations are in Colombia.  We just began to generate revenues in August 2020 through our Flora Beauty LLC subsidiary, in October 2020 through our Hemp Textiles subsidiaries, and in December 2020 following acquisitions of our Cronomed, Breeze, and Kasa subsidiaries.  Our acquisitions have generated revenues as stand-alone entities:  Cronomed since March 2005; Breeze since January 2013; and Kasa since July 2013.

Flora has begun commercial cannabis harvesting in Q3 of 2021 with high CBD strains being the first crop. High THC strains were licensed through the required agricultural study with the Colombian regulators  and should be available in October 2021.  Flora has constructed sufficient processing infrastructure  to complete the harvesting and drying of the commercial material.  We will not have the ability to extract and test Cannabinoid oil (THC and CBD) in material amounts   until our Research Technology and Processing Center has been completed, which we expect will become operational in late 2021. The production facility is intended to dry, trim and store our products on a large commercial scale, to produce oil extracts, to access needed facilities and labor and to achieve large channel distribution of our products.

Effective October 15, 2019, we acquired 90% of our Colombian subsidiary, Cosechemos, which is licensed in Colombia to cultivate, produce and distribute CBD medical cannabis for use in Colombia and for  international export.  We have one property under lease, the Cosechemos Farm, in Giron, Santander, Colombia, which is a 361-hectare property.  We also have the option to lease the Palagu Farms, in Puerto Boyaca, Colombia. Our main Colombian operations are currently in Giron, Colombia.  Our Palagua Farms comprise two contiguous farms for a total of 2,132 hectares.

We are currently in discussions with distributors for the distribution of our products from Cosechemos.  Such discussions are preliminary in nature as we focus on building a commercial cultivation at the Cosehemos farm.  We will require adequate funding from this offering and the Regulation A Offering (defined below) to fulfill these business objectives and enter into definitive agreements with distributors.

On July 16, 2019, we signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, who we refer to as the Cosechemos Vendors, to purchase 90% of Cosechemos. Pursuant to the share purchase agreement, we acquired 4,500 shares of Cosechemos. As consideration for the Cosechemos shares, we paid $80,000 to the Cosechemos Vendors, and granted the Cosechemos Vendors a 10% non-dilutive, free carried interest in Cosechemos, which we refer to as the Free Carry. The Free Carry will terminate upon our investing an aggregate of $25,000,000 in Cosechemos.

On October 2, 2019, we signed a shareholders’ agreement with the Cosechemos Vendors and Cosechemos, the legal and beneficial owner of 100% interest of non-psychoactive cannabis license in Colombia.  Pursuant to our shareholders agreement with the Cosechemos Vendors and Cosechemos, we are required to fund the operations of Cosechemos and the Cosechemos Vendors’ equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect. Upon the termination of the Free Carry, the Cosechemos Vendors will be required, if needed by Cosechemos, to fund the operations of Cosechemos on a pro rata basis or risk having their equity interest in Cosechemos be diluted. Pursuant to the purchase agreement, we are required to pay the Cosechemos Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000.

Pursuant to a lease agreement, dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectare property in Giron, Santander, Colombia. Effective September 1, 2019, Cosechemos shall pay a monthly fee of approximately $2,900 (COP10,000,000). On March 1, 2020, the monthly fee was increased to approximately $5,800 (COP20,000,000). Cosechemos has a right to purchase the Cosechemos Farm at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Pursuant to an option to lease agreement, dated December 27, 2018, between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I.  Pursuant to an option to lease agreement dated, December 27, 2018, between Vicalvaro C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm I and Palagua Farm II, which, together, we refer to as the Palagua Farms, are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm.  Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos will pay approximately $28.13 (COP$95,879) per month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos.

On December 29, 2020, we acquired 90% of Kasa Wholefoods Company SAS Colombia (“Kasa”), pursuant to a share purchase agreement (the “Kasa Purchase Agreement”) with Santiago Mora Bahamon, Laura Londono Tapia, Pablo Silva and Stefan Lauer, who we refer to as the Kasa Vendors.  Pursuant to Kasa Purchase Agreement, we acquired 18,000 shares of Kasa (the “Kasa Shares”).  As consideration for the Kasa Shares, we agreed to pay $148,300 in cash to the Kasa Vendors in the percentages set forth in the Kasa Purchase Agreement and to discharge the liabilities of the Kasa Vendors in the amount of $87,300, for aggregate consideration of $235,600.

On December 29, 2020, we acquired 90% of Breeze Laboratory SAS (“Breeze”), pursuant to, pursuant to a share purchase agreement (the “Breeze Purchase Agreement”) with Ángel Miguel Ramírez, Roberto Barreto and Sandra Milena Barreto Garzón, who we refer to as the Breeze Vendors.  Pursuant to the Breeze Purchase Agreement, we acquired 46,800 shares of Breeze (the “Breeze Shares”).  As consideration for the Breeze Shares, we agreed to pay $147,300 in cash to the Breeze Vendors in the percentages set forth in the Breeze Purchase Agreement and to discharge the liabilities of the Breeze Vendors in the amount of $58,900 for aggregate consideration of $206,200. Pursuant to the Breeze Purchase Agreement, in the event that we elect to merge Breeze and Cronomed, we are required to issue that number of shares of the combined entity to the Breeze Vendors such that collectively the Breeze Vendors would own a 5% equity interest in the combined entity.  In the event that we elect not to merge Breeze and Cronomed and instead sell such shares to an arm’s length third party, at the Breeze Vendors’ sole option, we have agreed to (a) pay to the Breeze Vendors COP$700 million (approximately USD$199,829); (b) pay to the Breeze Vendors 5% of the proceeds from the sale of such shares to the third party; or (c) transfer 10% of such shares to the Breeze Vendors with 8 business days’ notice of any such decision.

On December 18, 2020, we acquired 100% of Grupo Farmaceutico Cronomed SAS (“Cronomed”), pursuant to a share purchase agreement (the “Cronomed Purchase Agreement”) with Luis Gerardo Tovar Osorio, Lucelida Castañeda de Corredor, Inversiones Multicentro S.A.S., Adriana Elizabeth Pérez Medina, Angie Zulanny Jiménez Castellanos, Diego Fernando Ramírez Pardo, Orladis Acero de Ospina, Mary Luz Gonzales Cortés, Olga Lucia Ruge León, Pharmades S.A.S., María Yolima Pedraza Moreno, Diana Patricia Elizalde Arias, Jair Fernely Osuna López and Inversiones Montearroyo Asociados S.A.S., who we refer to as the Cronomed Vendors.  Pursuant to the Cronomed Purchase Agreement, we acquired 134 shares of Cronomed. As consideration for the Cronomed Shares, we agreed to pay COP$3,468,631,200 (approximately USD$992,000) to the Cronomed Vendors in the percentages set forth in the Cronomed Purchase Agreement.

On December 29, 2020, we were assigned (i) a 10% membership interest in Flora Beauty LLC (5% owned by Andrés Restrepo and 5% owned by Luis Merchan); (ii) a 10% membership interest in Hemp Textiles & Co LLC owned by Luis Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% owned by Santiago Mora Bahamón, 5% owned by Luis Merchan and 10% owned by Nicolás Vásquez). As consideration for the assignment of such membership interests, we granted 190,000 shares of our Common Shares (on pre-split basis), and 63,333 shares of our Common Shares (on a post-split basis) to Mr. Restrepo; 190,000 shares of our Common Shares (on pre-split basis), and 63,333 shares of our Common Shares (on a post-split basis) to Mr. Vazquez; 95,000 shares of our Common Shares (on a pre-split basis), and 31,667 shares of our Common Shares (on a post-split basis) to Mr. Bahamón; and paid $300 to Mr. Merchan, who was appointed as the President and Chief Executive Officer by our Board on December 16, 2020.

Recent Developments

Reverse Split and Consolidation

On March 8, 2021, our board of directors and stockholders approved a prospective reverse split and consolidation of our common shares in a range of 1 for 2 and 7, which consolidation was effected April 30, 2021 in a reverse split ratio of 1-for-3.  The reverse split and consolidation combines each three outstanding common shares into one common share and adjusts the conversion prices of our convertible securities. No fractional shares are expected to be issued in connection with the reverse split and consolidation, and any fractional shares resulting from the reverse split and consolidation are rounded down to the nearest whole share. All references to common shares, options to purchase common shares, restricted stock, share data, per share data and related information will be retroactively adjusted, where applicable, in this prospectus to reflect the reverse split and consolidation of our common shares as if it had occurred at the beginning of the earliest period presented.  Reference to “post-split” below are references to the number of our common shares after giving effect to this split.

Completed Acquisitions

Effective December 29, 2020, we acquired (i) a 90% equity interest in Kasa pursuant to the Kasa Purchase Agreement; (ii) a 90% equity interest in Breeze pursuant to the Breeze Purchase Agreement; and effective December 18, 2020 we acquired a 100% equity interest in Cronomed pursuant to the Cronomed Purchase Agreement.

On January 12, 2021, the Company acquired certain assets from Laboratorios Quipropharma SAS (“Quipropharma”), The purchase price is COP$1,200,000,000 ($350,000) which has been fully paid  The Company also entered into an agreement with Quipropharma to purchase certain real estate assets for at total of COP$3,940,000,000 ($1,143,000). Subsequent to year end the Company advanced COP$1,300,000,000 ($377,000) related to the real estate acquisition.

Assignment of Interests

On December 29, 2020, we were assigned (i) a 10% membership interest in Flora Beauty LLC (5% owned by Andrés Restrepo and 5% owned by Luis Merchan); (ii) a 10% membership interest in Hemp Textiles & Co LLC owned by Luis Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% owned by Santiago Mora Bahamón, 5% owned by Luis Merchan and 10% owned by Nicolás Vásquez). As consideration for the assignment of such membership interests, we granted 190,000 shares of our Common Shares (on pre-split basis), and 63,333 shares of our Common Shares (on a post-split basis) to Mr. Restrepo; 190,000 shares of our Common Shares (on pre-split basis), and 63,333 shares of our Common Shares (on a post-split basis) to Mr. Vazquez; 95,000 shares of our Common Shares (on a pre-split basis), and 31,667 shares of our Common Shares (on a post-split basis) to Mr. Bahamón; and paid $300 to Mr. Merchan, who was appointed as the President and Chief Executive Officer by our Board on December 16, 2020.

Koch & Gsell Letter of intent

On June 24, 2021, Flora signed a letter of intent to acquire 100% the outstanding equity interests of Koch & Gsell for consideration of CHF 20 million (Swiss Francs), or approximately US$22.2M, to be satisfied by the issuance of Flora common shares and repayment of Koch & Gsell outstanding debt. Koch & Gsell (K&G) is a Swiss brand and manufacturing company founded in 2015, that launched a new, innovative tobacco-and-hemp cigarette. In summer 2019, K&G further launched an industrially manufactured pre-roll cigarette containing pure hemp and has taken steps to protect the method they use to manufacture their hemp products.

Under the Heimat brand, Koch & Gsell has become one of the leading brands in the Swiss market for industrially manufactured hemp cigarettes and manufactures and distributes a range of hemp products that contain less than 1% THC, including pure hemp and blended hemp and tobacco cigarettes, as well as bulk flower and teas in over 2,500 stores across Switzerland.

As part of the potential  transaction, Flora anticipates acquiring all of Koch & Gsell’s hemp, blended hemp and tobacco cigarette manufacturing technology. The proprietary cigarette manufacturing technology can produce over 40,000 packs of 20 cigarettes per day. The technology is patented in over 80 jurisdictions throughout the world, where Flora anticipates bringing this technology into new markets to produce hemp, cannabis, or blended cigarette products, utilizing Flora’s high-quality, low-cost cannabis input.  As of June 30, 2021, we had provided Koch and Gsell with a $275,000 loan to provide them with additional working capital.  The loan is secured and bears interest at LIBOR plus 1%.

The closing of the transaction is subject to customary closing conditions, including due diligence to the satisfaction of both parties and the entering into of definitive agreements.

Vessel Merger Agreement

On October 27, 2021, we entered into a  definitive merger agreement (the “Merger Agreement”) pursuant to which we will  acquire 100% of Vessel Brand Inc. (“Vessel”), a developer and retailer of high-end cannabis consumer technology, such as vape pens and associated accessories throughout the United States and internationally. Headquartered in Carlsbad, California, Vessel distributes its premium hardware and accessories throughout the United States and internationally and has numerous high-margin products in its development pipeline to drive incremental revenue and market share growth in new and existing categories.

The contemplated acquisition by Flora of Vessel is expected to be a substantive addition to the Flora brand portfolio as a rapidly growing company. Further, upon closing of the transaction, Flora is expected to leverage Vessel’s in-house design, sales, and marketing expertise to conduct an audit of Flora’s existing global brand and product portfolio. As part of this process, the Vessel team will develop a strategic plan to maximize consumer experience and resonance, increase market share and positioning, and reengineer the Flora brand portfolio, while staying true to its values, to make every consumer experience more expressive and personal.

Pursuant to the Merger Agreement, upon the closing of the transaction (the “Closing”), Vessel will merge into a wholly owned subsidiary of Flora, and Flora will acquire  100% of the equity interests of Vessel for consideration consisting of $8.0 million in cash and 4,557,318 privately issued Flora common shares.  Certain shareholders of Vessel that will receive in excess of a majority of the Flora common shares issued as part of the transaction consideration, will be required to enter into lock-up agreements restricting the transfer of such common shares for a period of six (6) months from the Closing. The Closing  is subject to customary closing conditions, including the accuracy of representations and warranties and the fulfillment of certain covenants of the parties.    It is anticipated that the Closing will take place in the fourth quarter of 2021.

Following the Closing, and continuing for a period of three years thereafter, subject to review and approval by Flora’s Nominating and Corporate Governance Committee, one nominee of Vessel shall be nominated to the board of directors of Flora for approval by Flora’s shareholders at its annual shareholder’s meeting.

Hoshi Investment

On August 24, 2021, we closed our previously announced €2 million investment in Hoshi International Inc. (“Hoshi”) while also increasing our fully-diluted investment in Hoshi through a securities swap with Hoshi.  Hoshi is a European focused, fully integrated medical cannabis company led by a team of renowned cannabis entrepreneurs. Hoshi is focused on developing and operationalizing assets across the global cannabis industry with an emphasis on cultivating, manufacturing, and distributing cannabis products throughout the EU. Hoshi is uniquely positioned to become a leading provider of cannabis and derivative products for the emerging European market. In connection with the securities swap, we received 2,000,000 warrants from Hoshi management to acquire 2,000,000 common shares of Hoshi in exchange for 225,000 Flora common shares. This exchange is expected to strengthen the long-term strategic alignment between Hoshi management and us as well as increase Flora’s stake in Hoshi. As a component of the securities swap, the common shares Hoshi management  received  are subject to a lock-up period of the lesser of  nine months or the listing of Hoshi’s shares on a stock exchange.

In addition, we signed a binding memorandum of agreement with Hoshi underlying the investment pursuant to which Hoshi shall:
•
name Flora as its preferred supplier of genetic material and finished cannabis derivative products, provided all regulatory and quality standards are met and subject to entering into a definitive agreement by no later than October 1, 2021;

•
(a) grant Flora a right of first refusal to supply any cannabis oil or derivative products acquired by Hoshi or any of its affiliates at its Malta processing facility, provided regulatory and quality standards are met; and (b) consult with Flora on equipment for processing and production to be installed in its Malta processing facility, including review of equipment, GMP design schematics, and proposed products to be manufactured in Malta, subject to entering into a definitive agreement by no later than October 1, 2021;

•
use commercially reasonable efforts to grant Flora access to its European Union Good Manufacturing Practices (“EU-GMP”) auditors for the purposes of assisting Flora to obtain the EU-GMP certification at its Cosechemos Ya S.A.S. subsidiary in Colombia;

•	use commercially reasonable efforts to assist with the development of Flora’s operations in Malta and Portugal; and
•	Luis Merchan being named to the board of directors of Hoshi
Kalaya JV

On July 26, 2021, we signed a non-binding letter of intent with Avaria Inc. (“Avaria”) to form a joint venture (the “Kalaya JV”) for the purposes of importing and distributing Avaria’s award winning “Kalaya” pain cream products across Flora’s network in Central and Latin America with the option to distribute to other countries around the world. Privately owned and operated since 1995 by experienced medical professionals, Avaria Inc, doing business as Avaria Health & Beauty Corp., has over 20 years of experience in the formulation, manufacturing and sale of topical creams, oils, emulsions, liquids, lotions, gels and salves. Avaria Health & Beauty Corp. brands enjoy distribution at all levels of retail and online, domestically, as well as in select international markets.
Upon entering into the Kalaya JV, we expect to manage the registration, sales, and distribution of KaLaya products in Colombia, Mexico, and other LATAM countries, while Avaria is expected to supply finished product to the Kalaya JV. The profits from the sale of KaLaya products under the Kalaya JV will be divided equally between Flora and Avaria.Further, we will work to produce KaLaya’s CBD-infused products using cannabis from our cultivation facility. These products are expected to be distributed across LATAM using our established distribution channels, with the aim of exporting to the U.S. market, where Avaria is currently launching the KaLaya brand. Avaria does not currently hold a license in Canada to produce cannabis derived versions of its products at a commercial scale.

The Kalaya JV is subject to customary conditions including each of Flora and Avaria being satisfied with their due diligence reviews and the parties entering into a definitive agreement.

Results of Operations

Six month period ended June 30, 2021 for the Company as compared with the six month period ended June 30, 2020.

The following table sets forth key components of our results of operations for the six month period ended June 30, 2021 for the Company as compared with the six month period ended June 30, 2020.

Consolidated Statements of Loss and Comprehensive Loss (Expressed in thousands of United States dollars, except per share amounts)	Six Months Period Ended June 30, 2021	Six Months Period Ended June 30, 2020
	(unaudited)	(unaudited)
Revenues	$2,118	$-

Cost of sales	1,106	-
Gross profit	445	-
Expenses
Consulting and management fees	$2,262	$819
Professional fees	766	218
General office expenses	2,661	715
Travel expenses	143	233
Share based compensation	95	344
Depreciation and amortization	119	57
Research and development	85	53
Foreign exchange (gain)	(78)	171
Total Expenses	6,053	2,610
Loss before the undernoted items	(5,041)	(2,610)
Goodwill Impairment	-	-
Interest expense	64	72
Transaction costs	-	-
Other income	(67)	(81)
Bad Debt Expense	100	-
Net loss for the period	$(5,138)	$(2,601)

Other comprehensive loss
Exchange differences on foreign operations	200	(19)
Total comprehensive loss for the period	$(5,338)	$(2,582)

Revenue

To date, we have generated minimal revenues from our planned operations. We generated $2.1 million in revenues for the six months ended June 30, 2021 compared to no in revenues for the same period in the prior year. We have a very limited operating history upon which to base an evaluation of our business and prospects. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations.

Net Loss

For the six months ended June 30, 2021, we reported a net loss of $5.14 million, or $0.13 per share, compared to $2.60 million, or $0.09 per share, in net losses for the same period in the prior year. We had a working capital of $18.24 million as at June 30, 2021 compared to $14.89 million as of June 30, 2020.

Research and Development Expenses

Our research and development expenses were approximately $85,000 for the six months ended June 30, 2021 compared to approximately $53,000 for the same period in the prior year.  Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, and study related costs related to cultivation of cannabis in Colombia. We provided funding to Cosechemos for the research and development of producing medicinal CBD oil.

Consulting and Management Fees

We recorded consulting and management fees of $2.26 million for the six months ended June 30, 2021 compared to $0.82 million for the same period in the prior year.

Professional Fees

We recorded professional fees of $0.77 million for the six months ended June 30, 2021 compared to $0.22 million for the same period in the prior year. Most of the fees relate to legal and audit fees to prepare the materials related to our initial public offering on Form F-1.

General and Administrative and Travel Expenses

General and administrative expenses were $2.66 million for the six months ended June 30, 2021 compared to $0.72 million for the same period in the prior year. These expenses were mostly attributable to expenses incurred in connection with the Company’s initial public offering and our support of the Company’s operations in Columbia             .

Year Ended December 31, 2020 for the Company as compared with the period from March 13, 2019 (inception) to December 31, 2019

The following table sets forth key components of our results of operations for the year ended December 31, 2020 for the Company as compared with the period from March 13, 2019 (inception) to December 31, 2019.

Consolidated Statements of Loss and Comprehensive Loss (Expressed in thousands of United States dollars, except per share amounts)	Year Ended December 31, 2020	March 13, 2019 (inception) through December 31, 2019
	(audited)	(audited)
Revenues	$106	$-

Cost of sales	35	-
Gross profit	71	-
Expenses
Consulting and management fees	$4,752	2,001
Professional fees	794	183
General office expenses	1,400	175
Travel expenses	428	306
Share based compensation	4,901	107
Depreciation and amortization	113	26
Research and development	78	21
Foreign exchange (gain)	20	6
Total Expenses	12,486	2,825
Loss before the undernoted items	(12,415)	(2,825)
Goodwill Impairment	1,816	-
Interest expense	30	19
Transaction costs	132	-
Other income	(59)	-
Net loss for the period	$(14,334)	$(2,844)

Other comprehensive loss
Exchange differences on foreign operations	(16)	(23)
Total comprehensive loss for the period	$(14,350)	$(2,821)

Revenue

To date, we have generated minimal revenues from our planned operations. We generated $106,000 in revenues for the year ended December 31, 2020. We have a very limited operating history upon which to base an evaluation of our business and prospects. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations.

Net Loss

For the year ended December 31, 2020, we reported a net loss of $14,334,363 (for the period from March 13, 2019 (inception) to December 31, 2019 - $2,844,111) or $0.16 per share (for the period from March 13, 2019 (inception) to December 31, 2019 - $0.06 per share). We had a working capital of $14,888,184 as at December 31, 2020 (2019 – working capital deficit of $1,770,818).

On March 15, 2019, we granted 7,000,000 founder warrants (2,333,333 founder warrants on a post-split basis) to executive officers and directors with an exercise price of $0.05 per Common Share. The fair market value of the warrants was estimated to be $21,154 using the Black Scholes option pricing model. On June 28, 2019, we also granted 7,000,000 options (2,333,333 options on a post-split basis) to directors, officers and consultants of the Company with an exercise price of $0.05 per Common Share. The options vested immediately. The fair market value of the options was estimated to be $85,870 using the Black Scholes option pricing model.

We have and expect to continue to report negative earnings until our cannabis development program finds and develops producing assets. We will continue to utilize proceeds from financing and equity issuances to fund our cannabis program and general and administrative operating costs.

Goodwill Impairment

Goodwill impairment was $1,816,000 for the year ended December 31, 2020 (2019 – nil), which was related to the goodwill acquired on the Kasa, Breeze and Cronomed acquisitions.

Research and Development Expenses

Our research and development expenses were $78,480 for the year ended December 31, 2020 (for the period from March 13, 2019 (inception) to December 31, 2019 - $21,040).  Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, and study related costs related to cultivation of cannabis in Colombia.

We provided funding to Cosechemos for the research and development of producing medicinal CBD oil.

Consulting and Management Fees

We recorded consulting and management fees of $4,752,368 for the year ended December 31, 2020 (for the period from March 13, 2019 (inception) to December 31, 2019 - $2,000,508).  On December 22, 2020, the Company issued 4,000,000 (1,333,333 Common Shares on a post-split basis) common shares to the Chief Executive Officer of the Company, valued at $2,560,000 based on the estimated current stock price of $0.64 per common share. On June 27, 2019, we granted bonuses of $1,400,000 to our consultants, directors and officers. The bonuses were settled by the issuance of 70,000,000 Common Shares (23,333,333 Common Shares on a post-split basis) at a price of $0.02 per share for a value of $1,400,000 based on the value of services agreed upon by us and our consultants, directors, officers. Of the 70,000,000 Common Shares (23,333,333 Common Shares on a post-split basis) issued, a total of 14,950,000 Common Shares (4,983,333 Common Shares on a post-split basis) with a value of $299,000 were granted to our directors and officers.

Professional Fees

We recorded professional fees of $794,240 for the year ended December 31, 2020 (for the period from March 13, 2019 (inception) to December 31, 2019 - $182,900). Most of the fees relate to legal and audit fees to prepare the Regulation A+ Tier 2 materials related to the Regulation A Offering (defined below).

General and Administrative and Travel Expenses

General and administrative expenses of $1,400,280 for the year ended December 31, 2020 (for the period from March 13, 2019 (inception) to December 31, 2019 - $175,296) were related to filing fees for the Regulation A+ Tier 2 materials for the Regulation A Offering, rent and promotion costs. We recorded $427,742 for the year ended December 31, 2020 (for the period from March 13, 2019 (inception) to December 31, 2019 - $305,874) in travel expenses for various trips related to the subsidiaries and the Company’s promotion.

Liquidity and Capital Resources

The following table sets forth the major components of our statements and consolidated statements of cash flows for the periods presented.

(in thousands of United States dollars)	Six Months ended June 30, 2021	Six Months ended June 30, 2020	Year ended December 31, 2020	For the period from March 13, 2019 (inception) to December 31, 2019
Cash from operating activities	$(5,770)	$(2,137)	$(8,421)	$(454)
Cash from financing activities	$14,419	$10,236	$25,816	$1,005
Cash from investing activities	$(5,171)	$(1,624)	$(2,164)	$(431)
Effect of exchange rate change	$(195)	$76	$152	$20
Change in cash during the period	$3,283	$6,551	$15,383	$140
Cash, beginning of period	$15,523	$140	$140	$-
Cash, end of period	$18,806	$6,691	$15,523	$140

At June 30, 2021 and at December 31, 2020, we had working capital of $18.24 million and $14.89 million, respectively.  Our primary cash flow needs are for the development of our cannabis activities, administrative expenses and for general working capital.

At present, we have not had any production and consequently no revenue generating assets or operations. Our continued existence is dependent on our ability to obtain necessary financing to complete the development of our cannabis operations and/or other potential projects and attain future profitable production. At present, we have no established sources of income and the success of our growth and development programs will be contingent upon our ability to raise sufficient equity financing on favorable terms. We do not expect to generate any internal cash flows to finance the development costs in the foreseeable future.

Initial Public Offering

We raised $16,667,000 in our initial public offering in May 2021 by issuing 3,33,333 Common Shares at an initial public offering price of $5.00 per share.

Regulation A Offering

We raised $29,997,195 under an offering of units under Tier 2 of Regulation A under Section 3(b) of the Securities Act of 1933, as amended, that closed upon the sale of the maximum units in December 2020 (the “Regulation A Offering”).  Each Unit is comprised of one Common Share and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $1.00 per whole warrant share ($3.00 on a post-split basis), subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Units were offered at a purchase price of $0.75 ($2.25 on a post-split basis) per Unit.

Quiprofarma Advance

As at June 30, 2021, the Company had provided an advance of $78,000 to Laboratorios Quiprofarma S.A.S. (“Quiprofarma”).  The purpose of making this advance was for a prepayment of the purchase price on the asset acquisition that was closed subsequent to December 31, 2020.  See Note 24.

QuestCap Loan

On August 6, 2019, we entered into a loan agreement with QuestCap Inc. (formerly Copper One Inc.), as amended on September 12, 2019, for a loan to us of up to $500,000 of which $497,514 of principal was drawn down by us in borrowings prior to repayment (December 31, 2019 - $497,514). The loan is a United States dollar loan which bears interest at 10% annually, is unsecured, and is payable on demand. As at December 31, 2019, the interest payable on the loan was $15,784. Stan Bharti and Deborah Battiston are Director and Chief Financial Officer, respectively, of the Company and of QuestCap Inc. These funds were sent to provide support to Cosechemos and to provide working capital for our Company. On January 31, 2020, the loan was repaid in the amount of $521,341; $497,514 to principal and $23,827 to interest.

Sulliden Mining Capital Loan

On November 6, 2019 we entered into a loan agreement with Sulliden Mining Capital Inc. for a loan to us of up to $525,000 of which $501,941 of principal was drawn down by us in borrowings prior to repayment (December 31, 2019 - $495,613). The loan is a United States dollar loan which bears interest at 12% annually, is unsecured, and was due on March 31, 2020. As at December 31, 2019, the interest payable on the loan was $3,681. Stan Bharti and Deborah Battiston are Director and Chief Financial Officer, respectively, of the Company and Interim Chief Executive Officer and former Chief Financial Officer, respectively of Sulliden Mining. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $510,557; $501,941 to principal and $8,616 to interest.

Q Gold Resources Loan

On June 18, 2019, we entered into a loan agreement in favor of Q Gold Resources Ltd. for an amount of $16,667. The loan bears interest at 10% annually, is unsecured, and is payable on demand. As at December 31, 2019, the interest payable on the loan was $895. Deborah Battiston is the Chief Financial Officer and Fred Leigh is a former director of the Company. Deborah Battiston is the Chief Financial Officer and Fred Leigh is the former Chief Executive Officer and a former director of Q Gold. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in the amount of $17,637; $16,667 to principal and $970 to interest.

Kasa Loan

On January 1, 2020, a loan was oustanding to Kasa Wholefoods Company S.A.S, or Kasa.  The loan accrues interest with an annual interest rate of 5%, is unsecured, and is payable on demand.  As at June 30, 2020, we have a loan receivable of $218,324 (December 31, 2019 - $91,087) of which $216,000 (December 31, 2019 - $91,000) is principal and $2,324 (December 31, 2019 - $87) is interest.  The purpose for the loan was to provide working capital prior to the completion of the acquisition.

Newdene Loan

On February 12, 2020, we made a loan of $1,000,000 to Newdene Gold Inc., or Newdene.  The loan accrues interest with an annual interest rate of 6% and is payable six months following the closing date of February 12, 2020.  The loan is secured by a securities pledge agreement in favor of our Company creating a security interest of 2,000,000 Common Shares (666,667 Common Shares on a post-split basis).  On November 23, 2020, the loan of $1,000,000 plus interest of $47,000 was repaid in full.

Consultancies Loan

On April 17, 2020, we made a loan of CAD$100,000 ($70,811) to Consultancies and Consultancies of Latam by GM LLC, or Consultancies.  The loan accrues interest with an annual interest rate of 5% and is payable sixty days following the closing date of April 17, 2020.  The loan to Consultancies and Consultancies of Latam by GM LLC of CAD$100,000 ($70,811) plus interest of $2,000 has been repaid in full via services provided.

We do not pay dividends and, other than the debt discussed above, had no long-term debt or bank facilities, other than our lease liability.

Plan of Operations

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising capital through the sale of Common Shares offered for sale in this offering, we believe that we will have sufficient cash resources to fund our plan of operations through the end of 2023 . If we are unable to do so, we may have to curtail and possibly cease some operations. We intend to use the net proceeds from the offering for operating capacity, working capital and general corporate purposes.

During 2019 and 2020, we operated a 2-hectare Pilot Program at the Cosechemos Farm.  Pursuant to the Pilot Program, we have constructed one nursery and propagation center (an aggregate of 1,000 square meters) at the Cosechemos Farm where we planted 7,800 seedlings of non-psychoactive cannabis.  We harvested and processed the non-psychoactive cannabis from the Pilot Program resulting in a defined budget for dry flower productivity per plant and stabilization of certain genetic strains for our planned commercial cannabis production.  The Pilot Program assisted management in establishing what management believes is a viable agronomic management plan for cultivation in the Colombian geographic, organic and outdoor conditions.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Critical Accounting Policies

Our financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The preparation of interim financial statements in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying our accounting policies.

Recent Accounting Pronouncements

Accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2019 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

•
IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business.  This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs.  In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

For acquisitions that do not meet the definition of a business under IFRS 3, the Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

•
IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics.  The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

Trend Information

Because we are still in the start-up phase and have only recently commenced operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering to not be indicative of future operating results or financial condition.

Restatement Disclosure

In December 2020, we engaged Davidson & Company LLP, Chartered Accountants (“Davidson”) as our new PCAOB registered accounting firm to audit our financial statements. As part of a re-audit conducted by Davidson of our financial statements for the period March 13, 2019 (inception), to December 31, 2019, under PCAOB auditing standards, we have included disclosures in the audited financial statements related to changes in expenditures that were not appropriately recorded and founders' warrants that were revalued.  For our unaudited financial statements for the interim period ended June 30, 2020, we have revised the unaudited financial statements to include the above disclosures in addition to changes to foreign currency translation of intangible assets and net assets and net losses impacted by the consolidation of Flora Beauty LLC.

Our audit committee and Board have concluded that the restatements are quantitatively and qualitatively immaterial, that the weakness in our recording has been remedied through our hiring of additional accounting personnel in Canada and Colombia and that all previously issued financial statements may be relied upon.

Off Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

The following table sets forth the amount of our contractual obligations as of June 30, 2021.

In thousands of US dollars	Payments due by period:
	Total	Less than 1 year	1 – 3 years	More than 3 years
Long-term debt obligations	$-	$-	$-	$-
Capital (finance) lease obligations	395	107	288	-
Operating lease obligations	-	-	-	-
Purchase obligations	-	-	-	-
Other long-term liabilities reflected on our balance sheet	-	-	-	-
Total	$395	$107	$288	$-

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with legal counsel, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Emerging Growth Company Status

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act.  As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies.  For so long as we remain an emerging growth company, we will not be required to, among other things:

•
present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and
•	disclose certain executive compensation related items.
We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer.  Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.  If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

HISTORY AND CORPORATE STRUCTURE
History

Our Company, Flora Growth Corp., was incorporated on March 13, 2019 in the Province of Ontario.  We are an early-stage private company headquartered in Canada focused on becoming a global leader in producing natural, medicinal-grade cannabis oil and high quality cannabis derived medical and wellbeing products for sale around the world.

Our agricultural and processing operations are in Colombia.  We are an emerging growth company just beginning to generate revenues and will require adequate funding from financing efforts to plant, grow and harvest our products on a commercial scale, to produce oil extracts and medical and wellbeing products, to access needed facilities and labor and to achieve large channel distribution of our products.

Our principal place of business and mailing address is Flora Growth Corp., 198 Davenport Road, Toronto, Ontario M5R 1J2, and our telephone number is +1 (416) 861-2267.  Our Colombian-based offices are located at Calle 93B # 13-50, Oficina 101, Edificio Hernandez, Bogotá, Colombia and Carrera 25 # 29 - 87 Local 17 A, Giron, Santander, Colombia.  Our website address is www.floragrowth.ca. The information contained therein or accessible thereby shall not be deemed to be incorporated into this prospectus.

As of the date of this prospectus, we have the following operating segments:

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The cultivation, processing and supplying of natural, medicinal-grade cannabis oil and high-quality cannabis derived medical and wellbeing products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies in Colombia and internationally;

•
Over-the-counter medical products and medical cannabis products, in which we produce and sell branded products to consumers as well as use our production facility to create white-label products for consumers;

•
Wellbeing products, focused on delivering the benefits of CBD and hemp across an array of various branded consumer packaged goods, such as its Mind Naturals and Ô cosmetics lines and Stardog loungewear line. We leverage our branded product market experience, scientific expertise, agricultural advantages and educational platforms to introduce our products and services across markets in Latin America and the United States; and

•	Food and beverage products, focused on delivering the benefits of exotic fruits from the Colombian amazon to consumers.

See “Our Business.”

Our Acquisitions

Cosechemos YA SAS (“Cosechemos”) became our 90%-owned subsidiary effective October 15, 2019 pursuant to a share purchase agreement (the “Cosechemos Share Purchase Agreement”) between the Company, Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa (collectively, the “Cosechemos Vendors”).  Pursuant to the Cosechemos Share Purchase Agreement, we acquired 4,500 shares of Cosechemos. As consideration for the Cosechemos shares, we (i) paid $80,000 to the Cosechemos Vendors, and (ii) granted the Cosechemos Vendors a 10% non-dilutive, free carried interest in Cosechemos (the “Free Carry”). Pursuant to the shareholders agreement between the Cosechemos Vendors and us (the “Shareholders Agreement”), we are funding the operations of Cosechemos and the Cosechemos Vendors’ equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect. The Free Carry will automatically terminate upon such time as we invest an aggregate of $25 million into Cosechemos.  Upon the termination of the Free Carry, the Cosechemos Vendors will be required, if needed by Cosechemos, to fund the operations of Cosechemos on a pro rata basis or risk having their equity interest in Cosechemos be diluted.  Additionally, we are required to pay the Cosechemos Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10 million.

We created Flora Beauty LLC (“Flora Beauty”) in partnership with Paulina Vega, a former Miss Universe (2014) and Miss Colombia (2013), as well as a television personality and model.  Flora Beauty is a private company headquartered in the United States and incorporated on January 14, 2020 under the laws of the State of Colorado.

On March 3, 2020, we incorporated Flora Growth Corp. Sucursal Colombia (“Flora Growth Sucursal”) under the laws of Colombia.

On August 17, 2020, we incorporated Hemp Textiles & Co LLC (“Hemp Textiles”) under the laws of the State of Florida.  On June 25, 2020, we incorporated Hemp Textiles & Co SAS (“Hemp Textiles SAS”) under the laws of Colombia.

On December 29, 2020, we signed a share purchase agreement (the “Kasa Purchase Agreement”) with Santiago Mora Bahamon, Laura Londono Tapia, Pablo Silva and Stefan Lauer, who we refer to as the Kasa Vendors, to purchase 90% of Kasa Wholefoods Company SAS Colombia (“Kasa”).  Pursuant to Kasa Purchase Agreement, we acquired 18,000 shares of Kasa (the “Kasa Shares”).  As consideration for the Kasa Shares, we agreed to pay $148,300 to the Kasa Vendors in the percentages set forth in the Kasa Purchase Agreement and discharged the liabilities of the Kasa Vendors in the amount of $87,300, for aggregate consideration of $235,600.

On December 29, 2020, we signed a share purchase agreement (the “Breeze Purchase Agreement”) with Ángel Miguel Ramírez, Roberto Barreto and Sandra Milena Barreto Garzón, who we refer to as the Breeze Vendors, to purchase 90% of Breeze Laboratory SAS (“Breeze”).  Pursuant to the Breeze Purchase Agreement, we acquired 46,800 shares of Breeze (the “Breeze Shares”).  As consideration for the Breeze Shares, we agreed to pay $147,300 to the Breeze Vendors in the percentages set forth in the Breeze Purchase Agreement and discharged the liabilities of the Breeze Vendors in the amount of $58,900, for aggregate consideration of $206,200. Pursuant to the Breeze Purchase Agreement, in the event that we elect to merge Breeze and Cronomed, we are required to issue that number of shares of the combined entity to the Breeze Vendors such that collectively the Breeze Vendors would own a 5% equity interest in the combined entity.  In the event that we elect not to merge Breeze and Cronomed and instead sell such shares to an arm’s length third party, at the Breeze Vendors’ sole option, we have agreed to (a) pay to the Breeze Vendors COP$700 million (approximately USD$199,829); (b) pay to the Breeze Vendors 5% of the proceeds from the sale of such shares to the third party; or (c) transfer 10% of such shares to the Breeze Vendors with 8 business days’ notice of any such decision.

On December 18, 2020, we signed a share purchase agreement (the “Cronomed Purchase Agreement”) with Luis Gerardo Tovar Osorio, Lucelida Castañeda de Corredor, Inversiones Multicentro S.A.S., Adriana Elizabeth Pérez Medina, Angie Zulanny Jiménez Castellanos, Diego Fernando Ramírez Pardo, Orladis Acero de Ospina, Mary Luz Gonzales Cortés, Olga Lucia Ruge León, Pharmades S.A.S., María Yolima Pedraza Moreno, Diana Patricia Elizalde Arias, Jair Fernely Osuna López and Inversiones Montearroyo Asociados S.A.S., who we refer to as the Cronomed Vendors, to purchase 100% of Cronomed.  Pursuant to the Cronomed Purchase Agreement, we acquired 134 shares of Cronomed. As consideration for the Cronomed Shares, we agreed to pay COP$3,468,631,200 (approximately USD$992,000) to the Cronomed Vendors in the percentages set forth in the Cronomed Purchase Agreement.

On December 29, 2020, we were assigned (i) a 10% membership interest in Flora Beauty LLC (“Flora Beauty”) (5% owned by Andrés Restrepo and 5% owned by Luis Merchan); (ii) a 10% membership interest in Hemp Textiles & Co LLC (“Hemp Textiles”) owned by Luis Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% owned by Santiago Mora Bahamón, 5% owned by Luis Merchan and 10% owned by Nicolás Vásquez). As consideration for the assignment of such membership interests, we granted 190,000 shares of our Common Shares (63,333 Common Shares on a post-split basis) to Mr. Restrepo; 190,000 shares of our Common Shares (63,333 Common Shares on a post-split basis) to Mr. Vazquez; 95,000 shares of our Common Shares (31,667 Common Shares on a post-split basis) to Mr. Bahamón; and paid $300 to Mr. Merchan, who was appointed as the President and Chief Executive Officer by our Board on December 16, 2020.

To date, we have financed our operations and growth though short-term loans and a Regulation A, Tier 2 offering of units qualified with the SEC in December 2019 and completed its Regulation A maximum sale of securities in December 2020 and our initial public offering in May 2021.

Effective January 12, 2021, we acquired Quipropharma Lab, an asset comprised of a modern Colombia-based manufacturing facility that holds GMP certifications and can produce CBD containing products, pursuant to the Quipropharma Asset Purchase Agreement. We intend to undertake a strategic business combination of our two medical-focused divisions, Cronomed and Breeze Laboratory, along with the newly acquired Quipropharma asset, to form a consolidated Flora Labs medical division.

Corporate Structure
The following diagram illustrates our pro forma corporate structure as of the date of this prospectus.

Each of our subsidiaries are discussed below.
Cosechemos

Cosechemos is our 90% owned subsidiary, was incorporated on May 3, 2016 under the laws of Colombia and has its registered office address located at Carrera 25 # 29 - 87 Local 17 A, Giron, Santander, Colombia. Cosechemos operates its business of cultivation and processing natural cannabis into standardized, medicinal-grade oil extracts and related products.

Flora Beauty

Flora Beauty is our 87% owned subsidiary and was incorporated on January 14, 2020 under the laws of the State of Colorado.  Business operations and branch office are located in Colombia. Flora Beauty’s registered office and head office are located at 26 W Dry Creek Circle Ste 600, Littleton, CO, 80601. Flora Beauty’s principal executive office is located at Calle 93B #13-50 Bogotá, Colombia.

Ms. Vega, as the sole member of Ludic Investments LLC, a limited liability company organized under the laws of the State of Florida, is a founding partner of Flora Beauty. Ms. Vega has a 13% membership interest in Flora Beauty. Ms. Vega contributes her knowledge and professional experience in all aspects of the operations of Flora Beauty, including having decision making authority and participating in critical stages of different projects, positioning the Flora Beauty brands and products, approving internal and external communications, supporting the creation of advertising campaigns and content, and representing Flora Beauty in public events.

Flora Beauty has a 100% owned subsidiary, Flora Beauty LLC Sucursal Colombia (“Flora Beauty Sucursal”), incorporated on June 24, 2020, under the laws of Colombia and has its registered office address located at Call 93B #13-50 Bogotá, Colombia.  Flora Beauty Sucursal provides Flora Beauty with operational support in Colombia, allowing Flora Beauty to interact with Colombian regulatory authorities such as the Instituto Nacional de Vigilancia de Medicamentos y Alimentos (“INVIMA”).

Breeze

Breeze, our 90% owned subsidiary, has its registered office address located at Calle 53 BIS Sur # 80 – 57, Bogotá, Colombia.  Breeze focuses on the design, development and manufacturing of dermo-cosmetic products to respond to the needs of consumers, health specialists, patients and therapists. Breeze also manufactures magistral formulations in Colombia, which are custom formulations prescribed by physicians according to the individual needs and symptoms of patients and prepared as prescribed by a certified pharmaceutical establishment using cannabis derivatives.

Flora Growth Sucursal

Flora Growth Sucursal is our wholly-owned subsidiary, was incorporated on March 3, 2020 under the laws of Colombia and has its registered office address located at Calle 93 B # 13-50, Oficina 101, Edificio Hernandez, Bogotá, Colombia.  Flora Growth Sucursal is an administrative company that services all of our subsidiaries in Colombia.  Flora Growth Sucursal has no operations other than providing administrative services to our subsidiaries.

Cronomed

Cronomed, our wholly-owned subsidiary, was incorporated on March 16, 2005 in Bogotá, Colombia. Cronomed’s business operations are in Colombia and its registered office address is located at Carrera 72 M Bis N# 37B-24 Sur Carvajal in Bogota, Colombia. Cronomed is focused on the commercialization and distribution of pharmaceutical and over-the-counter products, including dietary supplements, phytotherapeutic and nutraceutical products, supplements and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies.

Cronomed’s 100% owned subsidiary, Labcofarm Laboratorios S.A.S. (“Labcofarm”) was incorporated on November 20, 2012 under the laws of Colombia. Labcofarm’s operations include importing raw materials and other products needed for the production of its products..

Hemp Textiles

Hemp Textiles, our wholly-owned subsidiary, was incorporated on August 17, 2020 under the laws of the State of Florida and has its registered office address located at 2937 S.W. 27th Avenue # 104, Coconut Grove, FL 33133.  Hemp Textiles was formed to create and sell hemp-based clothing and textiles.

Hemp Textiles SAS

Hemp Textiles SAS, our wholly-owned subsidiary, was incorporated on June 25, 2020 under the laws of Colombia, and has its registered office address located at Calle 93 B # 13-50, Oficina 101, Edificio Hernandez, Bogotá, Colombia.  Hemp Textiles SAS provides wholesale distribution in Colombia and the United States for Hemp Fortex Industries Ltd., a fully vertically integrated global hemp textile producer. Prospect sectors to supply these textiles include: hospitality, medical, military and apparel sectors, among others with interest in the antibacterial and highly resistant properties of hemp.

Kasa

Kasa, our 90% owned subsidiary, has its registered office address located at Calle 93 B # 13-50 Oficina 101, Bogotá, Colombia. Kasa’s business operations are primarily in Colombia. Kasa is a private company headquartered in Colombia with a focus on designing, producing and supplying natural, no additive-added, no sugar-added juices, chocolate and chocolate related products to large channel distributors, including wholesale distributors, pharmacies, supermarkets and online distributors.

Kasa’s 100% owned subsidiary, Kasa Wholefoods, was incorporated on April 1, 2020 under the laws of Florida.

BUSINESS

Our Mission

Our mission is to leverage natural, cost-effective cultivation practices to supply cannabis derivatives to a diverse global market of cosmetics, hemp textiles, food, beverages and other products where cannabis or hemp can be utilized. As the operator of a large outdoor cultivation facility, Flora strives to market higher-quality premium wholesale cannabis products at below market prices. By prioritizing natural ingredients and value-chain sustainability across its portfolio, Flora creates premium products that help consumers restore and thrive.

•	Help People Restore and Thrive. We develop products to positively affect the health and wellness of people. From medicines to consumer products, we strive to help our customers restore and thrive.

•	Prioritize Value-chain Sustainability. We care about our broader global impact, from production to consumption. We make conscious decisions to prioritize sustainability across our value-chain.

Our Company

Flora cultivates and processes natural, medicinal-grade cannabis and high-quality cannabis derivatives for medical and wellbeing products. Flora’s primary supply channels include premium products to large channel distributors, including pharmacies, medical clinics, grocery, convenience and cosmetic companies, direct to consumer delivery, and wholesale business to business (“B2B”) cannabis flower and derivatives. With over 300 products and several brands in market, Flora utilizes its array of assets including outdoor cultivation, an INVIMA GMP processing facility and in-house branding and distribution partners around the world, and strives to deploy a vertically integrated structure in product classes or geographies that allow it. With cultivation operations based in Colombia, Flora is committed to becoming a competitive producer of low-cost, natural, medicinal-grade cannabis oils and extracts including both high potency THC and CBD.

Designed from the onset for global growth and expansion, we began to generate revenues in August 2020 through Flora Beauty LLC and the Hemp Textiles subsidiaries. In December 2020, Flora significantly expanded revenue with the acquisition of Cronomed, Flora Lab, and Kasa subsidiaries allowing for expanded distribution. Flora has a fully licensed 247 acre farm near Bucaramanga, Colombia producing several government approved high CBD and THC cultivars for integration and sales with a state of the art extraction and processing facility in construction with full operations expected in the fourth quarter 2021 and expects EU GMP licensing in 2022.

Our Brands and Products

Flora has developed a series of in-house brands and completed accretive acquisitions to capitalize on consumer and competitive trends with initial operations focused on Colombia and Latin America. These divisions primarily fit within the global health and wellness space, where we estimate revenue growth can be accelerated with new product offerings derived from cannabinoids including CBD .  See “Risks Related to our Business and Industry”.

Our core products are inclusive of the following:

•	Medicinal-Grade Cannabis. Material revenues are expected to begin in the fourth quarter of 2021, through our 90%-owned subsidiary, Cosechemos YA SAS;

•	Cannabis Oils and Extracts. Material revenues are expected to begin in the fourth quarter of 2021, through our 90%-owned subsidiary, Cosechemos YA SAS;

•	Skincare and Beauty Products. Our revenues commenced in August 2020, through our 87% owned subsidiary, Flora Beauty LLC;

•
Dermo-Cosmetic Products. Our revenues commenced in December 2020, following our acquisition of our 90%-owned subsidiary, Breeze Laboratory S.A.S. (now Flora Lab Laboratory S.A.S.) which entity has generated revenues since January 2013;

•
Pharmaceutical Products. Our revenues commenced in December 2020, following our acquisition of our 100%-owned subsidiary, Grupo Farmaceutico Cronomed SAS, which entity has generated revenues since March 2005;

•	Loungewear and Textiles. Our revenues commenced in October 2020 through our 100%-owned subsidiaries, Hemp Textiles & Co LLC and Hemp Textiles & Co SAS; and

•
Food and Beverage Products. Our revenues commenced in December 2020, following our acquisition of our 90%-owned subsidiary Kasa Wholefoods Company SAS Colombia which entity has generated revenues since July 2013.

Our acquisitions have generated revenues as stand-alone entities prior to the December 2020 consolidation:  Cronomed since March 2005; Flora Lab since January 2013; and Kasa since July 2013.

Medicinal-Grade Cannabis, Cannabis Oil Extracts and Related Products

Through our 90% owned subsidiary, Cosechemos, we are focused on cultivating, processing and supplying natural, medicinal-grade cannabis flower, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies, in legal markets around the world.

Our cultivation operations are currently in Colombia at the Cosechemos Farm, which includes a 361-hectare property, with the ability to expand if required.  See “Business—Property, Plant and Equipment.”

Flora currently has 12 cultivars under evaluation with the ICA and has eight strains currently approved by the commercial use. Flora intends to fully develop final products consistent with medicinal cannabis industry standards and pharmaceutical procedures (including construction of an EU-GMP compliant facility at Cosechemos). Our products will include a variety of THC and CBD compositions designed to treat specific medical conditions as well as identifying cultivars with high amounts of rare cannabinoids including CBN, CBG and others. Flora is  authorized to grow non-psychoactive cannabis (less than 1% THC) and psychoactive cannabis license (higher than 1% THC) as of March 2021 from Colombian regulators. See “Business—Regulatory Environment.”

Flora employs a hybrid business-to-business (“B2B”) and business-to-consumer (“B2C”) sales and distribution model for its products. Targeted B2B customers will primarily consist of finished goods manufacturers, research organizations and pharmaceutical companies.

B2C channel sales provide products either direct to consumers (only non-psychoactive) or through both channel distributors including medical clinics, pharmacies, and white label manufacturers of cosmetic products. Flora works with healthcare professionals (clinics and doctors’ offices) that formulate and believe in cannabis therapies to provide high quality formulations in jurisdictions where THC or CBD are allowed. New information technologies, blockchain and supply chain provenance will be a key part of Flora’s strategy in order to educate the market on formulation trends and the consumption of cannabis products. Along with technology, Flora will participate and work with researchers and scientists to provide data and to educate the medical industry in areas where Flora believes cannabis will have an impact (including neurologists, psychiatrists, rheumatologists, oncologists, etc.). Flora’s intent is to create the necessary confidence in cannabis medications for patients exploring the possibility of receiving cannabis therapies as a complement to traditional therapies.

Skincare and Beauty Products

Through our 87% owned subsidiary, Flora Beauty, Flora manufactures and sells skincare and beauty products made with innovative ingredients such as CBD oil extract, hemp seeds for exfoliators and other natural ingredients through Flora Beauty’s two brands, Mind Naturals and Ô.  Flora Beauty sources CBD, cosmetic ingredients and packaging components from a global supply chain for manufacturing and packaging its Mind Naturals and Ô products.  Upon Cosechemos obtaining regulatory approval to commercially extract cannabis, Flora Beauty will use CBD derivatives from Cosechemos to manufacture its products.

Flora Beauty entered the United States skincare market with sales commencing in September 2020 with its first brand, Mind Naturals, while developing its second brand, Ô, in November 2020.  The Mind Naturals and Ô inaugural lines exemplify a socially conscious approach to the industry by creating products that are paraben and phthalate free, vegan, and absent any ingredients that utilize animal-testing.  Marketing efforts for such brands will include a cohesive marketing strategy to attract and retain consumer loyalty for its brands, including websites for Mind Naturals (www.mindskincare.com) and Ô (www.lifeinô.com).

Mind Naturals

The Mind Naturals skincare brand is formulated with CDB oil as its key ingredient, alongside other natural ingredients, some of which are endemic to Colombia. Currently, there are six products under the Mind Naturals brand:

(1)	Cleanser: The product is designed to be a gentle gel cleanser is used to remove makeup. The cleanser is creamy and smooth in texture, designed to dig deep and cleanse the skin without peeling it.
(2)	Eye Cream: The eye cream is designed to decompress and recharges the skin with hyaluronic acid-based, aimed to generate smoother skin and diminish expression lines.
(3)
Moisturizer: The moisturizer is designed to feed the skin with antioxidants and is formulated with hyaluronic acid, vitamin E from cacay oil, and CBD.  The moisturizer is designed to nourish and replenish, leaving a smooth and dewy complexion.

(4)	Hydrating mask: The relaxing hydrating mask treatment can be used twice a week to enhance the effects of the other three products.
(5)
Refreshing Mist: The refreshing mists is designed to hydrate and brighten complexion. Made from chamomile extract, calendula extract, rose water, coffee extract and camellia, the mist is intended for everyday use.

(6)	Hand Cleanser: Effective cleaning and hydration for everyday use, the Mind Naturals cleanser is made from Aloe Vera and Tea-tree extract.

Ô
Ô (pronounced awe), is a brand inspired by the amazing moments of life, the beauty of the world, its biodiversity, and the beauty that everyone can find in themselves.  The difference in ingredients in the Mind Naturals products and Ô products is the concentration of the active ingredients, such as the CBD and the delivery methods. Ô’s initial portfolio of products is similar to Mind Naturals and includes a cleanser, eye cream, moisturizer and a nourishing mask:

(1)	pH Balanced Cleanser: The cleanser is designed to remove impurities and prepare the skin for its daily routine. Its special ingredients include CBD, cold-pressed coconut oil, and cacay oil.
(2)	Anti-aging Repair Eye Cream: The eye cream is designed to provide a smooth finish and eliminate fine lines and under-eye bags. Its special ingredients include CBD and sacha inchi oil.
(3)	Anti-Aging Moisturizer: The moisturizer is designed to replenish your skin and deliver a healthy complexion. Its special ingredients include CBD, calendula extract, aloe vera, and cacay oil.
(4)	Exfoliating Nourishing mask: The nourishing mask is designed to rejuvenate your skin and deliver an alluring glow. Special ingredients include CBD and sacha inchi oil.

Dermo-Cosmetic Products

Flora Labs focuses on the design and development of dermo-cosmetic products to respond to the needs of consumers, health specialists, patients and therapists. Flora Lab also manufactures custom formulas and premium personal care products for B2C clients made at its Instituto Nacional de Vigilancia de Medicamentos y Alimentos (“INVIMA”) and FDA registered laboratory and provides Flora Lab offers white label servies to clients providing access to its technical team of chemists, specialists and its INVIMA and FDA registered laboratory. This partnership ensures that clients are part of the product development process.

Custom formulas may range in complexity from a single ingredient product to a product featuring multiple ingredients. The custom formulation process includes the modification of an existing product or the development of an entire new product to target a specific concern. Flora Lab currently provides a variety of custom products for established customers and is involved in every phase of product development.

Flora Lab’s portfolio of products and services include the following business lines and brands:

140 Miles: Developed to support high performance athletes, particularly cyclists who require rapid recovery and sustained energy levels before, during and after training. Its CBD (cannabidiol) infused formula has been blended with natural ingredients to form the perfect sustenance.

(1)	Anti-Friction Protector: Provides a protective layer to prevent friction caused during intense sport. This long-lasting CBD formulation does not stain and is water and sweat resistant.
(2)	Pre-Heating Emulsion: Made with CBD and natural extracts this emulsion generates a soothing heat sensation to activate microcirculation and is ideal for athletes during warm-up.
(3)	Calming Emulsion: Produced from CBD, natural extracts, glutamine and other amino acids this hydrating skin cream provides lasting relief and recovery to muscles post workout.

Munzhi Naturals: Designed to complement an intrinsic wellbeing, Munzhi has been inspired by the forest to find provide balance for the body and mind.

(1)	Wellness Roll On: Combination of natural ingredients with CBD to help soothe, calm and restore the body.
(2)	Natural Harmony Cream: This CBD-infused cream helps restore homeostasis by soothing muscles and supporting relaxation.
(3)	Night Relaxation and Massage Oil: Lavender, lemongrass, and CBD allow the body to unwind and rest more deeply.
(4)	Perfect Balance Roll On: This CBD roll on helps to stabilize energy levels to improve feelings of calm and wellbeing.
(5)	Pureness Moisturizing and Mattifying Gel: Moisturizes, tones, and mattifies skin daily with the benefits of green tea and CBD.
(6)	Pureness Facial Serum: Formulated with CBD and other natural hydrators to keep skin smooth and glowing.
(7)	Soft Spring Shower Gel: Gently cleanses skin and leaves it hydrated with CBD, aloe vera, and camu-camu.
(8)
Natural Growth Hair Lotion: Prevents hair loss and hydrates from the scalp all the way down to the ends of your hair, thanks to CBD and other natural ingredients known to stimulate hair strength and growth.

(9)	CBD Shampoo and Conditioner: Infused with CBD, coconut oil, and rosemary, these products help to nourish scalp, protect from damage, and add deep moisture and shine.
(10)	Soft Cloud Body Ointment: CBD and natural ingredients complement your wellness routine by smoothing, calming, and relaxing your body.
(11)	Soft Breeze Moisturizing Body Lotion: Calm, soften, and refresh your skin with this rapidly absorbing, hydrating CBD-infused formula.

95% of Flora Lab’s suppliers are local suppliers, which offer national and foreign origin raw materials and have 80% immediate availability (maximum time of  eight days). The other 20% of raw materials are managed with a delivery time between 30-90 days depending on the material. Flora Lab utilizes high quality materials that are certified internationally by ECOCERT and Cosmos, among others.

Flora Lab is also a strategic partner for the companies within the Flora group. Flora Lab manufactures all the products in the Flora Beauty brand portfolio as well as the entire Almost Virgin brand portfolio from Kasa. See “Business—Food and Beverage Products.” In the fourth quarter of 2021, Flora Lab will begin the manufacturing process for all of Cronomed’s beauty products.  Upon Cosechemos obtaining regulatory approval to commercially cultivate cannabis, Flora Lab will utilize CBD oil from its cultivation in Cosechemos to manufacture CBD infused products, which will lead to increased margins and a vertically integrated supply chain for many of Flora Lab’s products.

Pharmaceutical Products

The Flora Lab brand, Cronomed, employs a business-to-business (“B2B”) model, selling its products to wholesalers, pharmacies and retailers. Cronomed is focused on the commercialization and distribution of pharmaceutical and over-the-counter products, including dietary supplements, phytotherapeutic and nutraceutical products, supplements and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies.

Currently, the Cronomed brand consists of 56 different products. Flora Lab through the Cronomed brand is developing 13 additional products focused on the over-the-counter medicinal market. These new products include five antibiotics (Amoxaciline-Dicloxaciline-Clindamicine-Cefalexine-Clotrimazol), three gastrointestinal (Simeticone-Aginato-Esomeprazol), one analgesic (Meloxicam), one antiparasitic (Nitazoxanide), one antihistamine (Desolaratadine), one mucolytic (Acetylcysteine) and one erectile dysfunction (Tadalafil).

Cronomed uses third-party white-label producers (including international suppliers Athena from France and Nyells from the United States, and domestic suppliers such as Coaspharma, Colompack, Syntofarma, Vital Hands, Nutripharma, among others) to manufacture its products under its various brands and has strong relationships with such producers and suppliers of raw materials.  Currently, Cronomed uses 16 different producers to produce its 56 products in Colombia. In addition, Cronomed acquires the majority of its raw materials in Colombia.  All the active pharmaceutical ingredients (API) are supplied by international companies from various countries including the United States, China and Germany.

Loungewear and Textiles

Through our wholly-owned subsidiary, Hemp Textiles, we have develop, manufacture and sell hemp-based products on a hybrid B2B and B2C model. Hemp Textiles products are currently manufactured in Colombia using hemp from Turkey and China with that expectation that it will utilize local fibers, when available.  Hemp Textiles will use hemp from the Cosechemos Farm for its future products. In June 2020, Hemp Textiles launched its inaugural loungewear brand, Stardog Loungewear (“Stardog”), and a new business line consisting of the commercialization of hemp textiles launched in the first quarter of 2021.

Under the Stardog brand, Hemp Textiles launched its inaugural set of products, including copper infused hemp facemasks, jogger pants, house shoes, crew neck sweaters, hoodies, t-shirts, henley shirts, robes and shorts. Such products are sold directly to consumers via the website www.stardogloungewear.com.   Although most of the Stardog Loungewear sales are expected to take place in the United States, Hemp Textiles is able to distribute its products worldwide and currently operates two retail stores located in Colombia. Hemp Textiles incorporates a pre-order business model in which it only produces what it has sold previously to limit inventory and associated costs.  Hemp Textile’s main marketing efforts are focused on digital strategies working with social media influencers, digital advertising, public relation firms, paid media and email marketing.  Facebook, Twitter, Instagram and targeted advertisements will be the main source of traffic to the Stardog Loungewear website.

According to the U.S. Department of Agriculture’s February 2020 Economic Viability of Industrial Hemp in the United States: A Review of State Pilot Programs, hemp fabrics are mostly found in China due to the lack of stringent cannabis restrictions. In addition, prices have remained stable among the biggest suppliers.  Hemp can grow every 4 months even with a shortage of water, so it can adapt to a variety of conditions. Gradually, the Hemp Textiles business will be vertically integrated, as Cosechemos is testing and developing a variety of hemp cultivars that fully adapt to the environmental conditions at the Cosechemos Farm. Producing our own fabrics in-house would increase operational margins significantly, as it is our biggest cost center.

We are also focused on the production of a line of textiles servicing the hospitality, medical and clothing industries on a B2B basis.  Hemp Textiles SAS has agreed to wholesale distribution in Colombia and the United States for Hemp with Fortex Industries Ltd., a fully vertically integrated global hemp textile producer.  Sectors that we expect to supply these textiles include: hospitality, medical, military and apparel sectors, among others with an interest in the anti-bacterial and highly resistant properties of hemp.

Food and Beverage Products

Our 90% owned subsidiary, Kasa Wholefoods (“Kasa”), designs, produces, and supplies natural, no additive-added, no sugar-added juices, chocolates and confectionary related products to large channel distributors, including wholesale distributors, pharmacies, supermarkets and online distributors. Kasa is also the innovation driver for product development in the food division including products currently being sold to Tropi as of July 2021. Throughout 2020, Kasa has focused its research and development efforts on a water soluble cannabinoid solution to infuse cannabinoids into its products.

Kasa wholly owns the Mambe brand of products, which includes juices, exotic fruits coated with chocolate, chocolate bars (with non-GMO and Kosher certifications) as well as dried fruits and pulp from Amazonian fruits. Mambe products are made using organic and sustainable methods.

Kasa’s juice co-packer operations are in Rionegro, Antioquia, Colombia, where Kasa produces its inventory for its business, from fruits and pulps to the RTD 250ml Juices. Kasa’s chocolate and botanicals co-packers are based in Bogotá, Colombia, strategically in the center of the country to attend domestic and international distribution.

Kasa’s main chocolate co-packer is Casa Luker S.A, with over 110 years in the chocolate business, and Kasa’s juice co-packer is Hotfill S.A.S, who runs one of the biggest production (RTD) facilities in the region. Kasa’s two main clients in Colombia are Jeronimo Martins, with stores and discount supermarkets, and BBI Colombia S.A.S, with TOSTAO coffeeshops. Kasa currently has over 1,000 points of sale in Colombia, not including Tropi. The location of its facilities offers Kasa the opportunity to distribute high quality, healthy beverages to the entire country and both ports in the Caribbean and Pacific.

Raw materials comprise mainly glass, fruits and aluminum. The aluminum for lids and glass for the 250ml bottles comes directly from Peldar O-I (Owen Illinois) producing glass in Colombia and importing lids from Mexico.  Harvest seasons drops prices of fruit significantly, but Kasa’s current negotiations have a fixed price for the whole year supply.

In July 2021, Kasa Wholefoods Company S.A.S. (“Kasa”) signed an initial one-year sales agreement with Importaciones y Asesorias Tropi S.A.S. (“Tropi”). Flora expects this agreement has the potential to generate up to US$10 million based on today’s exchange and market rates to deliver premium and sustainable canned products, including products that target the health benefits of hemp seed oil.

Kasa intends on leveraging this initial sales agreement with Colombia’s largest CPG distributor to generate additional sales of its entire product portfolio. On August 10, 2021, Kasa fulfilled its first order of Tropi valued at US$1.1M. Tropi has a presence in more than 900 of the 1,122 municipalities across the nation, with more than 40,000 clients and retail distribution points, spanning 130,000 points of distribution across 38 cities in Colombia.

In addition, Kasa has developed a unique blend of organic botanical sexual wellness products designed to promote sexual arousal and help people enjoy the most of their sexual experience under the Almost Virgin brand for the Colombian and North American markets.  These product lines are developed and ready for international distribution.

To market its products, Kasa is focusing on digital strategies, such as working with influencers, digital advertising, public relations, social media, paid search and email marketing to widen reach of its products and brands through wholesale, retail and e-commerce.

Potential Acquisitions and Strategic Partnerships

Please refer to “Summary—Recent Developments” for a summary of potential acquisitions and strategic partnerships that Flora is currently pursuing.

The Global Cannabis Industry

Expanding Cannabis Market

The global cannabis market is growing at approximately a 28% compounded annual growth rate (CAGR) and projected to reach approximately $120B by 2027 globally.  Flora’s initial focus is on selling products in Colombia, the United States (CBD only), the European Union (“EU”), Australia and Mexico in the short term, with expansion to other Latin American countries and Canada , subject to regulatory conditions and import requirements in such countries. Consumer products, cosmetics and food and beverage products with a shifting focus away from dried flower and onto derivatives (extractions, oils, isolates and finished products) presents the biggest opportunity in the cannabis market globally. Flora believes that the cannabis market presents a natural and underutilized opportunity to diversify revenue streams across business and consumer segments including wholesale, wellness, beauty, apparel, technology, and food and beverages.

The rapid growth of the global cannabis market is attributed by many to be the result of the positive legislative developments around the globe and increasing recognition for its use in medicinal and wellness application.

Colombia

Cosechemos was strategically selected as Flora’s flagship cultivation site due to the exceptional growing conditions that are expected to yield low-cost, premium-quality cannabis.  The Colombian market offers a cultivation environment that we believe yields exceptional growing conditions including natural spring water, 12.5 hours of natural daylight, consistent weather and humidity ideal for cannabis. . Colombia is also one of the world’s top cut flower producing regions. The skills of its many experienced horticultural workers are quickly transferable from flowers to cannabis. Additionally, the cost of agricultural labor in Colombia is less than a quarter of U.S. labor even with fair labor standards now in place throughout the industry to ensure safe and respectful working environments and fair wages.

Serving Colombian local markets and certain countries in Latin America that have legalized medicinal cannabis and allow for the importation of CBD-based products, addresses the medicinal cannabis needs of prospective Colombian patients with conditions potentially suitable for treatment with medical cannabis.

Beyond Colombia-based cultivation yields and exceptional growing economics, the broader Colombian investment environment is equally favorable to Flora.  Colombia is the third largest economy and population (45.5 million) in Latin America; over the last 10 years, the Colombian economy grew more than the average growth for Latin America and the Caribbean.

In addition to serving as an attractive business environment, Colombia is a reliable partner.  Colombia is considered the closest political and commercial ally of the United States in Latin America.  Moreover, Colombia has one of the most productive and highest-skilled manual labor forces available in South America.  Colombia is also a member of the OECD, a sign of what we believe to be economic stability, transparency and government discipline.

Colombia has more than 18 trade agreements worldwide, including with the United States, Canada, and the European Union, and is a founding member of the Pacific Alliance Regional trade block.  This gives Colombian-based companies preferential access to more than 65 countries.  In addition, Colombia’s geographic access to global markets and well-developed infrastructure result in reduced costs and delivery times according to United Nations, JP Morgan, World Bank. Signed on November 21, 2008, the Canada-Colombia Free Trade Agreement (FTA) was the third FTA signed by Canada in 2008 and was Canada’s sixth FTA with a country in the Americas.

Rest of the World

While Colombia represents the largest near-term opportunities with respect to the CBD market, many other countries around the world are also legalizing medicinal cannabis at a rapid pace.  Australia, Argentina, Brazil, Chile, New Zealand and South Africa are among countries that have legalized medical cannabis for certain accepted uses.

Medicinal Cannabis Market

Flora Growth currently serves the domestic Colombian market and certain countries in Latin America that have legalized medicinal cannabis and allow for the importation of CBD-based products. The CBD dominant cannabis products will mainly be focused on addressing the medicinal cannabis needs of prospective Colombian patients with conditions potentially suitable for treatment with medical cannabis. Such conditions include anxiety, insomnia, anorexia, chronic pain, epilepsy, chemotherapy-induced nausea and vomiting, post-traumatic stress disorder (PTSD), Parkinson’s disease, Tourette syndrome, irritable bowel syndrome (IBS) and spasticity associated with multiple sclerosis (MS) and spinal cord injury (SCI)1.

Prohibition Partners estimates a need for medical cannabis production in Colombia to treat pain and pain symptoms of 4.5 million patients domestically in addition to noting that 60 million patients in Latin America suffer from conditions such as cancer, multiple sclerosis and epilepsy. In Colombia alone, it is estimated that more than 2.2 million people suffer with chronic pain, some 475,000 suffer post-traumatic stress disorder and another 520,000 have insomnia.

The market for medicinal cannabis in Colombia is evolving with limited  supply and few authorized producers of THC dominant cannabis. There are comparatively more producers of CBD dominant cannabis as production of CBD cannabis is not subject to the quota system in Colombia. Although competition in the market is growing, management believes that we are competitively positioned to capitalize on its early mover status and satisfy a significant portion of the market’s demand for medicinal cannabis.

The global cannabis industry is experiencing significant change as governments embrace regulatory reform, liberalizing the production and consumption of cannabis. It is possible that foreign corporations may enter the Colombian market as a result of Colombia’s regulatory regime, creating the prospect of Colombia becoming a hub for future industry development. In addition, we may face new competition with other licensed cannabis producers offering similar products to our products.

The possibility that Colombia may legalize non-medicinal THC cannabis use following the example of countries such as Uruguay and Canada, which have both recently legalized adult-use recreational cannabis nationally, could be a  key factor for the Company’s future growth prospects. Flora will continue to proactively monitor Colombia’s legal cannabis environment and plan accordingly for any potential changes to the country’s legal cannabis framework.

Skincare and Beauty Market and the Cosmetics Sector

Part of Flora’s objectives are to conquer the CBD beauty and wellness markets in the Colombia, North America and Europe, provide visibility to the quality of the products that are grown and developed in Colombia, and create skincare and beauty products that promote well-being and are part of the beauty routine of the more conscious women. By leveraging expertise from industry and business leaders and preserve the traditions of Colombian culture to ensure we develop skincare and beauty products that match the needs of today’s consumers.

The focus is on selling the Flora Beauty skincare products in the United States and Colombia in the short term, with expansion to other Latin American countries, Canada and Europe, subject to regulatory conditions in such countries.  Presently, each of the United States and Canada allows for the commercial production and distribution of skincare products containing CBD.  Flora Beauty’s products are already being sold in Colombia at S.A.C. I. Falabella (“Falabella”) and online at www.mindskincare.com and www.lifeinô.com.  Falabella has retail stores in large South American countries such as Mexico, Chile, Peru, Argentina and Colombia and is considered the largest and most valuable retail company in Latin America.

According to Prohibition Partners, a leading market intelligence firm on the global cannabis industry, the beauty industry worldwide generated $524 billion in revenue in 2019 and is projected to grow to over $800 billion by 2023, making it one of the fastest growing segments in retail. At the center of it is the United States, which represents $20 billion in sales and leads the world in trends and brand adoption.  The global CBD skincare market was valued at $710 million in 2018 with projected sales of $959 million by 2024. The sector is likely to continue to gain credibility with more launches from major players in the coming years, and, as a result, CBD skincare could account for around 10% of global skincare sales by 2024.

The cosmetics sector is a growing market in Colombia and in the world. The director of the Chamber of the Pharmaceutical and Toiletries Industry of the National Association of Business of Colombia (ANDI) reported that in 2019 the cosmetics industry represented sales of more than $3.57 billion in Colombia. Flora Lab anticipates competing with other manufacturers of dermo-cosmetic products in Colombia as it moves forward with the execution of its international business plan.

Pharmaceutical Market and Health Sector

According to the data reported to the Drug Price Information System, pharmaceutical sales have shown sustained growth in recent years, although in 2019 it grew at the lowest rate since 2015.  In turn, the units sold rose from 1.06 billion in 2018 to 1.08 billion in 2019, showing a 2% increase.  In 2020, drug makers raised prices on more than 860 drugs by around 5%, on average, according to 3 Axis. Drug price increases have slowed substantially since 2015, both in terms of the size of the hikes and the number of drugs affected. Drug increases come at a time where increased pharmaceutical engineering has moved to fight COVID-19, with many companies exploring CBD as a drug to combat COVID-19.

The health sector in Colombia offers various business opportunities in vaccine and biotechnological drug production centers, as well as in the medical cannabis market.  Within Flora Lab’s Cronomed product division’s research and development teams are exploring how Cronomed’s product line can incorporate CBD-oil to improve the effectiveness of its products and develop new products using CBD as an active ingredient. We believe that Colombia has become a benchmark in this industry as, to our knowledge, one of the first countries to structure a regulatory framework for the safe and informed access to the medical and scientific use of the plant and its derivatives. Furthermore, the chemical sector in Colombia has adopted several international regulations, such as the Good Laboratory Practices (GLP) and the Globally Harmonized System (GHS).  In addition, Colombia has implemented its own control system for substances that could be used for illegal purposes, and it is currently implementing environmental protection systems such as the Pollutant Release and Transfer Registry (PRTR).

Despite Colombia’s struggle with counterfeit medicines and restrictive pharmaceutical pricing environment, the country’s large and burgeoning population and recent legislative commitments to improving healthcare access will continue to offer growth opportunities to drug-makers.  Flora anticipates competing with other manufacturers and distributers of over-the-counter pharmaceutical products in Colombia, the United States and Canada as it moves forward with the execution of its international business plan. Flora Lab’s operations and ability to compete internationally have benefited from joining due to vertical integration synergies and access to our management team, board of directors and advisors as well as capital to grow its business.

Loungewear and Textiles Market

According to Global Newswire, the global sleepwear and loungewear market are poised to grow by $19.5 billion during 2020-2024, progressing at a CAGR of 9%.  Moreover, according to Bloomberg, the loungewear market is expected to reach $47.8 billion by 2025, making it a very interesting market to focus on.  While apparel sells were down in 2020 by 52%, loungewear sales grew by 22.5%, representing a compound gap of 77.5% according to Forbes. This contrast has made many players turn their eyes to the loungewear subcategories, such as activewear, sleepwear and home comfort wear. Some companies in the sector, such as Alo Yoga, had 40 million in sales on cyber Monday alone. Lululemon is expected to hit a $50 billion market cap this year and was listed by the Financial Times as one of the companies that has had the biggest growth during the COVID-19 pandemic.

While this indicates a strong interest for loungewear products by consumers, it also indicates the level of competition that there already is. The clothing and loungewear in Colombia and the United States is highly competitive with a few companies sharing a large share of the market, however, we believe that there is a need in the marketplace for hemp-based products specifically.

In addition, our loungewear and textiles business have a degree of seasonality due to the fact that the fabrics are warm and are designed to be loungewear.  To mitigate any seasonal risk, Hemp Textiles is designing a summer collection to be suitable for warmer seasons.  Nonetheless, in the retail sector, the e-commerce second semester is typically stronger than the first semester, in part, due to increased consumer buying during the holiday season.

Food and Beverages Market

Kasa’s principal market over the last three years for its Mambe juices has been in Colombia, primarily in supermarkets, discount retailers, coffee shops, restaurants and airports in Bogotá, Colombia, including well-known Colombian retailers Tostao, Jumbo, Ara, Xue and Sipote Burrito. Kasa’s products are not subject to strong seasonality concerns in Colombia.

Kasa intends to expand its operation and business over the entire Colombia domestic territory over the next three years and export its portfolio of products to the United States and Canada. The Almost Virgin brand and Mambe chocolates and juices became available, without any cannabinoids, in the United States and Canada during the first quarter of 2021.  Kasa intends to distribute its juices, chocolates and botanicals with CBD, CBN and CBG in the North American market in 2021, subject to approval from the U.S Federal Food and Drug Administration. Moreover, Kasa has already exported initial stock to Montreal and Miami to distribute with its e-commerce platform the Almost Virgin Sexual wellness product lines.

In addition, Kasa is aiming to penetrate the Canadian market with its chocolates, initially targeting Toronto, Ottawa and Montreal, with its first buyer being Expod Services de Exportation (based in Montreal). According to Statista, Canada’s revenue in the confectionery segment amounts to $9.44 million in 2020. The market is expected to grow annually by 1.8% (CAGR 2020-2025).  In global comparison, most revenue is generated in the United States ($176.01 million in 2020).  The average per capita consumption stands at 24.9 kg in 2020.

With respect to the juice market, Kasa aims to penetrate the Canadian market and later into the United States in 2021.  According to Statista, global soft drink revenue amounted to a volume of $667.38 million in 2020. In global comparison, most revenue is generated in the United States ($280.51 million in 2020).

Kasa’s erotic botanicals also have very interesting market opportunities in Canada and in the United States. According to Statista, revenue in the beauty and personal care market amounts to $77.99 million in 2020. The market is expected to grow annually by 4.3% (CAGR 2020-2025). The personal care market experienced a market volume of $36.67 million in 2020. In global comparison, most revenue is generated in the United States ($77.99 million in 2020).

Our Competitive Strengths

The market for medicinal cannabis in Colombia is characterized by a structural shortage of supply, with few authorized producers of tetrahydrocannabinol, or THC, dominant cannabis. There are comparatively more producers of CBD dominant cannabis as production of Cannabidiol, or CBD, cannabis is not subject to the quota system in Colombia, which is a system established by the Colombian government to limit the production volume of cannabis plants and derivatives. Although competition in the Colombian market is growing, Flora believes that it is competitively positioned to capitalize as an early mover and to satisfy a significant portion of the market’s demand for medicinal cannabis. Flora also sees a lack of Colombian extractors striving for EU GMP certification to allow for global distribution of finished isolates and distillates.

Due to the competitive and dynamic nature of the emerging cannabis products market and rapid changes in the regulatory environment, Flora does recognize the need to remain flexible, so it can react to opportunities and risks as they develop. Management will continue to re-evaluate and re-prioritize strategies to respond to these developments. We are actively fostering a culture of continued agility and exploration since the ability to pivot depending on market dynamics will deliver competitive advantage.

Flora’s experienced management team provides a competitive advantage in the emerging cannabis industry.

Management expects that its experience and fundamental understanding of Colombia’s regulatory framework, the agricultural and scientific processes necessary to develop high quality and consistent medicinal cannabis products provides the Company with a competitive advantage in the emerging cannabis industry.

The Colombian cultivation advantage for the operation of our business.

Outdoor cannabis cultivation in Colombia with environmental conditions that allow us to have 5 crop cycles (harvests) per year, compared to 1-2 in other outdoor growing countries.  This allows Flora to grow cannabis with a larger output per square foot. Further, according to Bloomberg, the strength of the US dollar is projected to provide us with a cost advantage over our competitors, due to each dollar going further in Colombia as compared to other countries (1 USD = 3,800 Colombian pesos). In addition, according to Digital Logistics Capacity Assessments, Colombia has a workforce highly-skilled in agriculture at only 1/10th of the cost compared to the United States.

The competitive advantages that Flora holds in Colombia and the International markets that have contributed early success are:

Colombia

•	Acquisitions in Colombia of Kasa, Cronomed and Flora Lab which businesses have some years of operating history, sales and brand recognition;
•	Partnerships with Laura Londono and Paulina Vega, well known celebrities in Colombia and Latin America;
•	Integration of vertically owned inputs and using CBD in Flora products as opposed to purchasing which gives access to high quality lower-priced CBD;
•	Synergies associated with producing integrated products out of our recently acquired Quipropharma laboratory; and
•	Strong distribution relationships in Colombia for the product categories Flora offers.

United States

•	Emerging business producing products in Colombia at a low cost and exporting to US;
•	Strength of the dollar compared to Colombian peso;
•	Expanding product portfolio that allows for revenue diversification;
•	Paulina Vega, former Ms. Universe, has a strong profile with US Hispanic consumers;
•	Vertical integration that ensures quality of raw materials and cost efficiencies;
•	Sustainability focus that includes natural ingredients, ecological packaging and organic practices;
•	Our ability to utilize skilled labor in Colombia for efficient costs and production; and
•	Positive regulatory environment that supports exports into the United States.

Production of natural cannabis and derivative products to capitalize on rapidly growing consumer segments.

Natural and sustainable products across food and beverage, cosmetics, and medicinal markets are projected to grow rapidly as consumers prioritize healthy and sustainable products that are good for themselves, their family, and their environment.

Integrated structure of synergy within growing operations.

The acquisition of Breeze and subsequent formation of the Flora Lab division provides turn key solutions for skincare professionals and innovated by modifying a business model that already existed but has not been adapted to the needs of consumers. Flora Lab adopted efficient manufacturing practices and logistics to meet the doctor’s expectation in terms of image, product functionality, profitability, minimum quantities to manufacture and delivery times. 80% of clients are new companies that cannot find an option in the market to manufacture high quality cosmetic and dermo cosmetic products. Flora Lab supports the product design process through specialized technical assistance. Flora Lab’s commercial success has been founded in the synergy between its technical and commercial teams. Technical experts and chemists oversee the client development portfolio. This approach allows prospective clients access to product experts that help solve for specific needs. The team provides firsthand knowledge and support. This approach has been extremely successful, and the company has been able to build over a 300+ client portfolio.

Growth Strategies

Flora’s goal is to become a market leader in the in the cultivation and processing of natural, medicinal-grade cannabis  and high quality cannabis derived medical and wellbeing products for large channel distributors, including pharmacies, medical clinics, and cosmetic companies, by expanding our production capacity, creating sustainable and natural products, expanding our geographic footprint, continuing to explore strategic partnerships and pursuing accretive acquisitions to supplement our organic growth.  These key growth strategies are set forth below.

Expanding production capacity.

In the near term, our primary strategy is to expand our production capacity and related infrastructure to meet existing demand.

Following the successful cultivation of 100 hectares at the Cosechemos Farm, and subject to demand, Flora may intend to expand operations by cultivating non-psychoactive cannabis at the adjacent farmland or through acquisition of other licensed cannabis producing assets.

Creating Sustainable and Natural Products.

Flora sees sustainable innovation as key to achieving production objectives, and the main driver to our product development approach. All Flora Beauty packaging is designed to be sustainable (for example, utilizing sugar cane tubing) to help reduce the environmental impact and support sustainability goals. The Flora Beauty team are also in the process of achieving Environmental Working Group (“EWG”) certification for the two Flora Beauty lines. EWG is a non-profit, non-partisan organization dedicated to protecting human health and the environment.

Through this strategy of sustainable and natural product development and packaging, Flora is committed to manufacturing products that are respectful to the environment and based on the 4Rs of resources management: Recycle, Reduce, Replace and Reuse.  Flora believes that sustainable innovation is key to achieve our goal, and the main driver to our product development approach, which includes creative design, researching new materials, and increasing awareness about the lifecycle of our packaging solutions.

Flora Beauty is committed to the development of products that are natural and sustainable with ingredients all based in nature and investing in high-quality packaging with renewable, biodegradable, and recycled materials, that minimize carbon footprint.

Regulatory Environment

Flora’s Colombian operations require receipt of all governmental approvals, licenses and permits.  A summary of such governmental approvals, licenses and permits are set forth below.  Also see “Business—Our Intellectual Property Portfolio.”

Cosechemos Operations and Cultivation Licenses

Import and Export Licenses

Cosechemos will be required to comply with the importation laws, rules and regulations of each country in which it looks to export its products to.  Cosechemos will need to obtain the ICA (Colombian Institute of Agriculture) Permit, which is expected in the third quarter of 2021 and quota for export of psychoactive cannabis. Other than approval from the ICA to register CBD cultivars with the national cultivar registry, Cosechemos does not need any other licenses or permissions to commercially cultivate and export CBD-based products or derivatives from non-psychoactive cannabis outside of Colombia.
•	In July 2020, the Colombian legislative update now allows for the sale and export of raw cannabis materials, namely dried flower, to international markets including THC.
Presently, Argentina, Mexico Chile, Ecuador, Uruguay, and Peru allow for the importation of CBD-based products. Discussions with potential partners and customers are ongoing in these jurisdictions, and Flora will look to export to these countries during the 2022,

Fuente Semillera License

Up until December 31, 2018, under article 2.8.11.11.1 of Decree 631 of 2018, licensed cannabis producers had the right to register before the Colombian Agricultural Institute (“ICA”) the genetics of any cannabis strain found in Colombia without having to declare or specify its origin. This right, known as “Fuente semillera”, works a mechanism to legalize the sources of cannabis genetics already existing in Colombia, by allowing licensees to initiate the formal proceedings before the ICA, required to register such genetics in the Colombian National Plants Registry or “Registro Nacional de Cultivares.”  In this sense, each strain registered as Fuente semillera belongs to each licensee, giving it the right to grow its own strands of cannabis as opposed to having to purchase registered strands from other licensed producers. As of December 31, 2018, Cosechemos registered 12 varieties as its own Fuente semillera.  This registration enables Cosechemos to grow its own strands of cannabis as opposed to having to purchase registered strands from other licensed producers.

Psychoactive Cannabis Cultivation License

On August 22, 2019, Cosechemos applied to the Ministry of Justice for a psychoactive cannabis license (the “Psychoactive Cannabis License”), which authorizes the cultivation of psychoactive cannabis plants for (i) seeds and cuttings production; (ii) grain production; (iii) the manufacture of derivatives; and (iv) scientific research purposes. Besides cultivation, licensees also have an authorization to store, commercialize, distribute and transport psychoactive cannabis plants, as well as dried cannabis flower.  Cosechemos obtained this license on March 1, 2021.

Cannabis Manufacturing License

On August 14, 2019, Cosechemos applied to the Ministry of Health and Social Protection (the “Ministry of Health”) for its cannabis manufacturing license. Cosechemos has received the cannabis manufacturing license as of November 9, 2020.

ICA Permit

Currently, Cosechemos has 12 varieties of medicinal cannabis registered with the ICA and has the registration as a producer of selected seeds granted by the ICA. Upon receiving the ICA Permit (eight currently approved), Cosechemos will commence with commercial cultivation

Commercial planting has commenced and completed the planting of 5 hectares of non-psychoactive cannabis at the Cosechemos Farm (the “Stage 1 Grow”).  Following the successful completion of the Stage 1 Grow in the second quarter of 2021, Cosechemos has expanded operations by propagating material for an additional 50 acres of non-psychoactive cannabis.

Non-Psychoactive Cannabis License

Cosechemos applied for a non-psychoactive cannabis license (the “Non-Psychoactive Cannabis License”) on September 6, 2019 and the Ministry of Justice granted it on May 15, 2019, through Resolution N° 484. The Non-Psychoactive Cultivation License grants Cosechemos the right to cultivate non-psychoactive cannabis plants for: (a) grain and seeds production; (b) manufacturing of derivatives; and (c) industrial production. The Cannabis Non-Psychoactive Cultivation License does not require a quota. The license is valid up to 5 years and can be renewed for additional 5-year terms. The Colombian government maintains the right to monitor the activities performed by the corresponding licensee.

Because the Non-Psychoactive Cannabis License allows Flora to produce and distribute CBD dominant cannabis oils and derivative products, this provides a strong base for our operations as the recently established medicinal cannabis market in Colombia develops and matures, and opportunities in Colombia’s low THC non-psychoactive cannabis over-the-counter markets arise. In Colombia, there are approximately 500 companies with a Non-Psychoactive Cannabis Cultivation License.

It is important to note that, in compliance with its international obligations, Colombia establishes an annual limit for the production volume of cannabis plants and derivatives, which is monitored by the International Narcotics Control Board. Based on this limit, the Colombian government established a quota system, in order to control the amount of psychoactive cannabis production per license. This means that for the Psychoactive Cannabis License, licensees must first apply for a specific crop or manufacturing quota, before beginning production. Such restriction is not applicable to non-psychoactive cannabis production, and therefore not applicable to the Non-Psychoactive Cannabis License. The current operations of Cosechemos do not require a Cannabis Seeds Possession License, Psychoactive Cannabis License or a Cannabis Derivatives Manufacturing License.

Compliance and Registrations for our Skincare and Beauty Products

Flora Beauty manufactures products under strict international standards.  Pursuant to Colombian law, Flora Beauty is permitted to manufacture, sell and export beauty and cosmetics products made from CBD and other natural ingredients.  In addition, all of Flora Beauty’s products are compliant with FDA regulations and manufactured in an FDA registered lab.

All of Flora Beauty’s Mind Naturals products are registered with INVIMA, Colombia’s food and drug regulatory agency. Currently, Flora Beauty has four licenses from INVIMA for its products. We have also obtained all the approvals for the O brand products from INVIMA. Moreover, we are in the process of achieving certification for the two Flora Beauty lines from the EWG.

Operating License and Registrations for Dermo-Cosmetic Products

In 2012, Flora Lab focused its efforts on the construction of its production facility and received an operating license from INVIMA in November 2012. This operating license allowed Flora Lab to start the production of cosmetic products in November 2012. Such license is still valid to date.  In 2013, the manufacturing and commercialization of its own brand products and third-party products began. Additionally, each product requires an individual registration called NSO (obligatory sanitary notification). Flora Lab currently has 22 NSO and 55 NSO from third parties for which it provides bottling and packaging services.

Flora Lab is currently negotiating the acquisition of a GMP-C certified laboratory to increase its production capacity and to be able to service international markets in the future.

In addition, Flora Lab intends to develop a new area at its current laboratory, or a new laboratory, if purchased, for drug compounding to obtain a BPE cannabis certification. This certification stands for sterile compounded drugs and non-sterile compounded drugs (topical, oral, among others). Flora Lab would be one of the first companies in Colombia with a BPE cannabis certification to prepare cannabis compounded drugs. This BPE cannabis certification would allow Flora Lab to develop and commercialize cannabis medicines in different pharmaceutical forms, such as drops, ointments, capsules, and suppositories. These products are already in development and will begin distribution as soon as the BPE cannabis certification is attained. Flora Lab intends to apply for the BPE cannabis certification second quarter of 2021.

Licenses for our Pharmaceutical Products

Cronomed’s portfolio of products includes thirty one registered brands that position the company and its brands with the Colombian consumer.   From August 2005 to December 2020, Cronomed has applied to the INVIMA for licenses for distribution and commercialization of Cronomed’s products. Currently, Cronomed has obtained 41 licenses for its 56 products.

Taking into account the regulatory entity’s current regulations, pharmaceutical companies may have one license for several associated brands; for instance, a food license may be associated with several brands and products. As a result, for example, the Cronosure brand has one license for two products (Cronosure Polvo Vainilla and Cronosure Polvo Fresa).

Sanitary Registers for our Food and Beverages Products

Kasa holds four sanitary registers of INVIMA for the production and export of its juices and botanicals, permitting eighteen recipes of juices and three natural erotic oils for distribution.

Property, Plants and Equipment

Cultivation Operations

Current cultivation operations are in Colombia at: (i) the Cosechemos Farm, a 361-hectare property.

Cosechemos Farm

The Cosechemos Farm is in Giron, Santander, Colombia. Giron has a tropical rainforest climate throughout the year with virtually no variation and consistently receives 12 hours of daylight, year-round, with very little variability, which is important for cannabis cultivation. In addition, rainfall is abundant in Giron, which is ideal for controlling humidity and moisture levels within open-air greenhouses. Giron’s location and infrastructure are further well-suited to supply international markets as it is 10 kilometers from Palonegro International Airport.

The Cosechemos Farm hosts Cosechemo’s Nursery and Propagation Center, storage warehouse, technical and administrative offices, employee quarters, fertilization booth, a water reservoir and the Research Technology and Processing Center.

Cosechemos leases the Cosechemos Farm pursuant to a lease agreement (the “Cosechemos Lease”), dated May 2, 2018, as amended, with C.I. Gramaluz S.C.A.  The term of the Cosechemos Lease is six years and automatically renews for successive six-year terms. Effective March 1, 2020, Cosechemos pays approximately $5,800 (COP20,000,000) a month to lease the Cosechemos Farm.  Pursuant to the Cosechemos Lease, Cosechemos has a right to purchase the Cosechemos Farm at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogotá, Colombia.

Cosechemos Farm includes: (i) area for breeding; (ii) warehouse for hosing of equipment; (iii) a technical and administrative office; (iv) housing for the technical team; (v) a fertilization center; (vi) a deep well; (vii) a water reservoir; and (viii) a research and processing center.

Flora constructed a helicopter pad that allows individuals or supplies to be moved to and from Cosechemos Farm. It takes approximately five minutes to fly by helicopter between Cosechemos Farm and Palonegro International Airport (IATA: BGA, ICAO: SKBG) located 7 kilometres (4.3 mi) west of Bucaramanga.

Research Technology and Processing Center

Flora has initiated the design and construction, during the first quarter of 2021, of a Research Technology and Processing Center, which includes an ethanol biomass extraction filtration and recovery system, in an area of approximately 12,500 square feet. The Research Technology and Processing Center will have facilities to: (i) dry flowers naturally and use drying machines; (ii) a grinding or milling area; (iii) extraction areas; and (iv) a phytocannabinoid quality control laboratory, a soil laboratory, a phytopathology laboratory and a beneficial microorganism multiplication laboratory. Once completed, and to export to certain medical cannabis markets (European Union, Israel) it must be certified to ensure it meets EU-GMP standards. Upon completion (November 2021) of the construction of the Cosechemos Research Technology and Processing Center, cannabis will be produced in accordance with Good Agriculture and Collection Practice (GACP) Standards with EU-GMP expected in 2022.

The 12,500 square foot Research Technology and Processing Center is designed to be able to process Cosechemos’ cultivation of 50 ha. The center is being designed to be able to scale up to process Cosechemos’ cultivation of up to 100ha.  To process 100 ha. of cultivation, the center must be expanded to be approximately 47,900 square feet. Flora intends to increase the size of our facility “module by module” over time as the size of the market for our products increases.

Breeding – Flora has built a two hectare area for the implementation of the genetic improvement program and the obtaining of propagation material (seed, cuttings, in vitro plants), including a greenhouse of 1,520 square meters, open field area (area of crosses and evaluation of genetic material), reproduction laboratories and tissue culture, which is estimated to be completed in the fourth quarter of 2021.

Propagation Center – Flora has completed a 1,512 square meter greenhouse which has the capacity to produce 23,000 root cuttings weekly. Flora intends to build another 1,512 square meters of greenhouses early to mid-2022 capable of supplying 23,000 rooted cuttings per week from 3,000 mother-plants. The estimated number required to support a planned 100-hectare cultivation and harvesting operation at the Cosechemos Farm is 46,000 plants per week (23,000 in each greenhouse).

The primary function of the propagation center is to develop and propagate a steady stream of genetically identically cuttings (clones) that will supply our cultivation lots, where they will grow into flowering plants that eventually yield the harvested cannabis flower that is sent for processing into standardized, medicinal-grade oil extracts at our planned state-of-the-art oil processing center.

Warehouse – Flora constructed a 150 square meter warehouse for the housing and storage of all equipment required at the Cosechemos Farm during the third quarter of 2021.

Technical and administrative office – Flora intends to construct a 1,600 square meter office for our technical and administrative team during the first half of 2022.

Housing for Technical Team – Flora has constructed a 100 square meter residential quarters to host its technical team during the second quarter of 2021.  Four members of the technical team will reside at the Cosechemos Farm to ensure that its crops have constant surveillance.

Fertilization Center – Flora has constructed three fertilization centers, each approximately 100 square meters which contain all of the fertilization infrastructure and equipment needed for the Cosechemos Farm, including pumping system, filters and automation tanks.

Each station will be built for 25 hectares of cultivation, starting the first one in the second half of 2021, the second in the first half of 2022 and the third in the fourth quarter of 2022.

Deep well – Flora built a 100 meter deep well during the second quarter of 2021, as an additional source of water to be stored in the water reservoir (see below).

Water Reservoir – Flora intends to construct a 1-hectare water reservoir which shall have a capacity of approximately 30,000 m3 of water.  The water reservoir will be filled with water from the underground water aquifer and the deep well during the fourth quarter of 2021, once we have the deep well running.

Flora Lab Operations

Flora Lab’s operations are centralized in Bogotá, Colombia and houses all of its raw materials and finished products at its 300 square meters warehouse in Bogotá, Colombia.  Flora has an administrative office adjacent to its warehouse.  Other than the warehouse, Flora leases the warehouse and the administrative office from the Inversiones Montearroyo Asociados S.A.S. (“Inversiones”).

Cronomed (Flora Lab) entered into a lease agreement (the “Cronomed Lease”) with Inversiones on April 24, 2019.  Pursuant to the Cronomed Lease, Inversiones has agreed to lease Cronomed an industrial storage facility for a term of five years, beginning on October 1, 2019 and ending October 1, 2024, for a monthly rent of COP$10,500.  The storage facility consists of two parcels, totaling the surface of 700 square meters.  Cronomed is granted an option to purchase in the Cronomed Lease.

Flora Lab Laboratory

Flora Lab Laboratory does the manufacturing and packaging of Flora Beauty’s products for distribution in Colombia and the United States, pursuant to a Residential House Lease Agreement dated January 26, 2021 entered into with Luz Elvira Garzon (the “Flora Lab Lease”).  The term of the Flora Lab lease is one year, subject to renewals as set forth therein, for a monthly rent of COP$1,500,000. Due to the growth of the business, Flora Lab is currently negotiating the acquisition of a GMP-C certified laboratory to increase its production capacity and to be able to service international markets in the future.

Hemp Textiles Store
Hemp Textiles opened its first brick and mortar retail store to sell its Stardog Loungewear products in Bogotá, Colombia in December 2020, pursuant to a Commercial Lease Agreement (the “Hemp Textiles Lease”) with Piedad Franco Crespo.  The term of the Hemp Textiles Lease is two months, subject to renewals as set forth therein, for a monthly rent of COP$6,500,000.  “Parque la Colina”, the selected location, is one of the highest traffic and retail sales generator in Colombia, owned by “Parque Arauco”, a continental leader in the malls sector.

Our Intellectual Property Portfolio

We rely on a combination of trademark, patent, copyright and trade secret protection laws in Colombia and other jurisdictions to protect our intellectual property and our brands. We have applied for, and we have received approvals from INVIMA, for our beauty and skincare, pharmaceutical, loungewear, and food and beverage products.  See “Regulation of our Industry.” The following tables summarize such approvals and certificates.

FLORA GROWTH CORP.

Brand	Approved By	Certificate Number	Country	Validity Period (with an Option to Renew)
140 MILES	Superintendency of Industry and Commerce	687034 of 2021 on Nice Class 25 (clothing)	Colombia	July 27,2031
STARDOG LOUNGEWEAR and Design	Superintendency of Industry and Commerce	671504 of 2020 on Nice Class 3 (CBD goods)	Colombia	December 16, 2030
FLORA GROWTH and Design	Superintendency of Industry and Commerce	672089 of 2020 on Nice Classes 31, 32, 44 (agricultural goods light beverages medical services)	Colombia	November 27, 2030
COSECHEMOS and Design	Superintendency of Industry and Commerce	670673 of 2020 on Nice Classes (pharmaceutical products, medical services)	Colombia	December 7, 2030

FLORA BEAUTY LLC

BRAND	Approved By	Certificate Number	Country	Validity Period (with an Option to Renew)
MIND NATURALS	Superintendency of Industry and Commerce	Certificate 57796 of 2020 on Nice Class 11 (Cosmetic Products)	Colombia	Valid until September 18, 2030, with an option to renew for an addition 10-year period.
MIND NATURALS and Design	EUTM	Reg. No. 18225777 on Nice Class 3 (cosmetics)	EU	April 14, 2030,
MIND NATURALS and Design	UKIPO	Reg. No. UK00918225777 on Nice Class 3 (cosmetics)	UK	April 14, 2030
MIND NATURALS and Design	Superintendency of Industry and Commerce	667681 of 2020 on Nice Class 3 (bleaching and cleaning preparations, cosmetics)	Colombia	November 6, 2030
Ô	Superintendency of Industry and Commerce	674791 of 2021 on Nice Class 3 (bleacning and cleaning preparations, cosmetics)	Colombia	February 8, 2031
Anti-Aging Moisturizing Cream	INVIMA	NSOC04666-21CO	Colombia	March 2, 2028
Anti-Aging Repair Eye Cream	INVIMA	NSOC04292-21CO	Colombia	February 19, 2028
Control Moisturizer With CBD	INVIMA	NSOC07077-21CO	Colombia	July 7, 2028
Eye Cream	INVIMA	NSOC00666-20CO	Colombia	July 31, 2027
Facial Cleanser Gel With CBD	INVIMA	NSOC01574-20CO	Colombia	July 31, 2027
Facial Cleanser	INVIMA	NSOC05114-21CO	Colombia	March 25, 2028
Facial Toner With CBD	INVIMA	NSOC07014-21CO	Colombia	June 29, 2028
Hydrating Mask	INVIMA	NSOC00613-20CO	Colombia	July 28, 2027
Lip Balm With CBD	INVIMA	NSOC06144-21CO	Colombia	May 13, 2028
Moisturizing Body Cleanser With CBD	INVIMA	NSOC07343-21CO	Colombia	July 15, 2028
Oil Control Facial Cleanser With CBD	INVIMA	NSOC07125-21CO	Colombia	July 7, 2028
Purfying Mist With CBD	INVIMA	NSOC05083-21CO	Colombia	March 24, 2028
Refreshing Mist With CBD	INVIMA	NSOC04206-21CO	Colombia	February 15, 2028
Relaxing Mist With CBD	INVIMA	NSOC05715-21CO	Colombia	April 23, 2028
Rich Moisturizer With CBD	INVIMA	NSOC00648-20CO	Colombia	October 13, 2027

BREEZE LABORATORY SAS

	Approved By	Certificate Number	Country	Validity Period (with an Option to Renew)
BREEZE LABORATORY and Design	Superintendency of Industry and Commerce	541494 of 2016 on Nice Classes 3, 5 y 42	Colombia	October 24, 2026
Oil Massage	INVIMA	NSOC52156-13CO	Colombia	February 4, 2023
Agua Limpiadora Micelar	INVIMA	NSOC03754-21CO	Colombia	December 1, 2028
Anti-Age	INVIMA	NSOC87929-18CO	Colombia	September 14, 2025
Bio tonic	INVIMA	NSOC79856-17CO	Colombia	July 11, 2024
Bioexfoliating	INVIMA	NSOC67513-15CO	Colombia	September 3, 2022
Soothing and Refreshing tonic	INVIMA	NSOC38169-10CO	Colombia	August 28, 2028
Liposome Lightening and Antioxidant Cream	INVIMA	NSOC47521-12CO	Colombia	April 12, 2022
Protective And Regenerating Cream	INVIMA	NSOC71701-16CO	Colombia	April 22, 2023
Liposome Lightening Cream	INVIMA	NSOC06456-21CO	Colombia	June 1, 2028
Rehydrating And Nutritive Emulsion	INVIMA	NSOC52972-13CO	Colombia	April 5, 2023
Gel	INVIMA	NSOC86232-18-CO	Colombia	June 22, 2025
Serum	INVIMA	NSOC02984-20CO	Colombia	November 20, 2027
Antibacterial Gel	INVIMA	NSOC99512-20CO	Colombia	March 25, 2027
Hypothermal Gel For Firming And Toning Massage	INVIMA	NSOC52157-13CO	Colombia	February 7, 2023
Thermal Gel For Anti-Cellulite And Reducing Massage	INVIMA	NSOC52154-13CO	Colombia	February 7, 2023
Face Cleaner	INVIMA	NSOC73720-16CO	Colombia	August 19, 2023
Foam Cleaner	INVIMA	NSOC88500-18CO	Colombia	October 10, 2025
Mask	INVIMA	NSOC71907-16CO	Colombia	May 4, 2023
Sun Protector With Screen And Solar Filters Spf 60+	INVIMA	NSOC47416-12CO	Colombia	April 9, 2022
Silicone Dermal Recovery	INVIMA	NSOC79752-17CO	Colombia	July 7, 2024
Shampoo	INVIMA	NSOC86762-18CO	Colombia	July 25, 2025
Wet Towel	INVIMA	NSOC99378-20CO	Colombia	March 18, 2027

FLORA LAB SAS
	Approved By	Certificate Number	Country	Validity Period (with an Option to Renew)

AINEFLAM	Superintendency of Industsry and Commerce	505957 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	June 27, 2024
ALGICRON	Superintendency of Industry and Commerce	493971 of 2014 on Nice Class 5 (Pharmaceutical products)	Colombia	May 29, 2014
BIOCURE	Superintendency of Industry and Commerce	631482 of 2019 on Nice Class 5 (Pharmaceutical Products)	Colombia	October 26, 2029
CAPSIFLAM	Superintendency of Industry and Commerce	479172 of 2013 on Nice Class 5 (Pharmaceutical Products)	Colombia	September 12, 2023
CERIZ T	Superintendency of Industry and Commerce	501830 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	September 19, 2014
CRONOCICAR	Superintendency of Industry and Commerce	405176 of 2010 on Nice Class 3 (Cosmetics Products)	Colombia	April 12, 2030

CRONODOL MAX	Superintendency of Industry and Commerce	398866 of 2010 on Nice Class 5 (Pharmaceutical Products)	Colombia	March 07, 2024
CRONODOL MAX	Superintendency of Industry and Commerce	681038 of 2021 on Nice Class 5 (Pharmaceutical Products)	Colombia	May 10,2031
CRONODOL FORTE	Superintendency of Industry and Commerce	488961 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	March 24, 2030
CRONOGRYP ULTRA	Superintendency of Industry and Commerce	681037 on Nice Class 5 (Pharmaceutical Products)	Colombia	March 19, 2030
CRONOSURE	Superintendency of Industry and Commerce	402780 of 2010 on Nice Class 5 (Pharmaceutical Products)	Colombia	May 25, 2030
CRONOTREX	Superintendency of Industry and Commerce	411173 of 2010 on Nice Class 5 (Pharmaceutical Products)	Colombia	September 28, 2030
CRONOZIT	Superintendency of Industry and Commerce	411174 of 2010 on Nice Class 5 (Pharmaceutical Products)	Colombia	September 28, 2030
CROSIMPAR	Superintendency of Industry and Commerce	411175 of 2010 on Nice Class 5 (Pharmaceutical Products)	Colombia	September 28, 2030
DEXIFEM	Superintendency of Industry and Commerce	599383 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	July 31, 2028
DUOMELOC	Superintendency of Industry and Commerce	592108 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	April 23, 2028
DUOPLUS	Superintendency of Industry and Commerce	592107 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	April 23, 2028
ENDOVIT	Superintendency of Industry and Commerce	595743 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	March 31, 2024
ENERBIOVIT	Superintendency of Industry and Commerce	490055 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	June 22, 2027
FERROMINERAL	Superintendency of Industry and Commerce	589837 of 2018 on Nice Class 5 (dietary supplements)	Colombia	April 3, 2028
FILOX36	Superintendency of Industry and Commerce	594262 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	June 22, 2027
FLAXERD	Superintendency of Industry and Commerce	594262 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	July 31, 2023

	Application Date	Approved By	Certificate Number	Country	Validity Period (with an Option to Renew)
FLUMIEL		Superintendency of Industry and Commerce	411562 of 2010 on Nice Class 5 (Pharmaceutical Products)	Colombia	September 29,
FYBERCRON		Superintendency of Industry and Commerce	648911 of 2020 on Nice Class 5 (Pharmaceutical Products)	Colombia	May 22, 2030
GYNECOMB		Superintendency of Industry and Commerce	592105 of 2018 on Nice Class 5 (antifungal cream)	Colombia	April 23, 2028
GASTROBUTINO		Superintendency of Industry and Commerce	569608 of 2017 on Nice Class 5 (digestives for pharmaceutical use)	Colombia	June 8, 2027
HYPERXET		Superintendency of Industry and Commerce	463683 of 2012 on Nice Class 5 (Pharmaceutical products)	Colombia	November 29, 2022
HYDRACRON		Superintendency of Industry and Commerce	494089 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	May 28, 2024
IMPROTOP		Superintendency of Industry and Commerce	477148 of 2013 on Nice Class 5 (Pharmaceutical Products)	Colombia	August 14, 2023
INFEMOX		Superintendency of Industry and Commerce	477148 of 2013 on Nice Class 5 (Pharmaceutical Products)	Colombia	August 14, 2023
INFLAGEL		Superintendency of Industry and Commerce	486607 of 2012 on Nice Class 5 (Pharmaceutical Products)	Colombia	November 28, 2022
INFLEDOL		Superintendency of Industry and Commerce	498918 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	August 11, 2024
LESFLIS		Superintendency of Industry and Commerce	546101 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	December 14, 2026
MAXERIL		Superintendency of Industry and Commerce	494916 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	June 10, 2024
METROFUROX		Superintendency of Industry and Commerce	598965 of 2018 on Nice Class 5 (medicine)	Colombia	July 25, 2028
MUCOCISTEIN		Superintendency of Industry and Commerce	54921 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	August 01, 2028
MUCOTAPP		Superintendency of Industry and Commerce	59595 of 2018 on Nice Class 5 (Pharmaceutical Products)	Colombia	August 17, 2028
NASORYL		Superintendency of Industry and Commerce	494091 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	May 28, 2024
NATURE’S FOOD		Superintendency of Industry and Commerce	467870 of 2013 on Nice Class 35 (business services)
OTOMYC		Superintendency of Industry and Commerce	492450 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	April 30, 2014
SILDECRON		Superintendency of Industry and Commerce	598583 of 2014 on Nice Class 5 (Pharmaceutical Products)	Colombia	June 27, 2024
SOLKREM ULTRA		Superintendency of Industry and Commerce	464794 of 2012 on Nice Class 5 (Pharmaceutical Products)	Colombia	November 21, 2022
URIFLOX		Superintendency of Industry and Commerce	631481 of 2019 on Nice Class 5 (Pharmaceutical Products)	Colombia	October 26, 2029
TRICASP CHAMPU		Superintendency of Industry and Commerce	592105 of 2018 on Nice Class 5 (medical shampoos)	Colombia	April 23, 2028
TOXEDRA		Superintendency of Industry and Commerce	407903 of 2010 on Nice Class 5 (Pharmaceutical Products)	Colombia	August 11, 2030

FLORA LAB
Certificates
CROCEFAL	October 3, 2019	INVIMA	2019M-0019289	Colombia	October 3, 2024
CRONOGRYP® ULTRA	February 11, 2015	INVIMA	2020M-0010326-R1	Colombia	In the renewal process
CRONODOL ® MAX TABLETAS	April 19, 2016	INVIMA	2016M-0011478-R1	Colombia	In the renewal process
INFEMOX CAPSULAS	June 11, 2014	INVIMA	2014M-0015026	Colombia	September 26, 2024
INFLEDOL	July 30, 2015	INVIMA	2014M-0015026	Colombia	In the renewal process
LESFLIS ®	September 23, 2016	INVIMA	2016M-0017227	Colombia	September 23, 2021
CRONODOL FORTE	March 3, 2015	INVIMA	2014M-0015470	Colombia	In the renewal process
FLAXERD TABLETAS	March 06, 2015	INVIMA	2014M-0015575	Colombia	In the renewal process
CROSIMPAR TAB	August 30, 2017	INVIMA	2016M-0011643-R1	Colombia	August 30, 2022
CRONOZIT	April 29, 2016	INVIMA	M-0010994-R1	Colombia	In the renewal process
CRONOTREX CREAM	August 30, 2017	INVIMA	2016M-0011642-R1	Colombia	August 30, 2022
FLUMIEL SYRUP ADULTS	December 23, 2010	INVIMA	PFM2010-0001646	Colombia	In the renewal process
FLUMIEL SYRUP KIDS	December 23, 2010	INVIMA	PFM2010-0001645	Colombia	In the renewal process
TOXEDRA SYRUP	February 02, 2010	INVIMA	PFM2010-0001421	Colombia	In the renewal process
HEDERA HELIX + PROPOLEO	March 24, 2020	INVIMA	PFM2020-0002707	Colombia	March 24, 2030
ENERVIOBIT	June 1, 2015	INVIMA	SD2015-0003501	Colombia	June 1, 2025
XEROL E 400UI	June 1, 2015	INVIMA	SD2015-0003563	Colombia	June 1, 2025
XEROL E 1000UI	June 1, 2015	INVIMA	SD2015-0003551	Colombia	June 1, 2025
CRONOCAL D	August 18, 2010	INVIMA	SD2010-0001422	Colombia	In the renewal process
ENDOVIT C	April 21, 2014	INVIMA	SD2014-0003153	Colombia	April 21,2024
FIBRA	October 09, 2017	INVIMA	SD2018-0004298	Colombia	October 09, 2027
OSTEOGEN	April 02, 2019	INVIMA	SD2019-0004355	Colombia	April 02, 2029
INFEMOX PPS	October 16, 2020	INVIMA	2013M-0014385	Colombia	October 16,2025
INFLAGEL	April 3, 2013	INVIMA	2013M-0014090	Colombia	In the Renewal Process
JUVEX	March 19, 2019	INVIMA	SD2019-0004346	Colombia	March 19, 2029
MAXERIL	November 15, 2018	INVIMA	2013M-0014545	Colombia	November 15, 2023
MULTIVITAMINIC DIETARY SUPPLEMENT ARTIFICIAL FLAVOR SYRUP (ORANGE, LEMON, CHERRY, CANDY)	November 12, 2020	INVIMA	SD2020-0004540	Colombia	November 12, 2030
CRONOSURE / NUTREVICAL PLUS	December 12, 2012	INVIMA	RSAD01I99912	Colombia	December 12, 2022
FLUMIEL LYPTUS ORANGE	October 11, 2011	INVIMA	RSAD09I15511	Colombia	October 11, 2021
FRULYTE	December 12, 2012	INVIMA	RSA-004879-2017	Colombia	December 12, 2022
CAPSIFLAM CREAM	March 16, 2015	INVIMA	NSOC47156-12CO	Colombia	March 16, 2022
SOLKREM SOLAR PROTECTOR	June 18, 2015	INVIMA	NSOC48146-12CO	Colombia	June 18, 2022
CRONOCICAR CREAM	September 27, 2015	INVIMA	NSOC50311-12CO	Colombia	September 27, 2022
SOLKEM XTREME	June 21, 2017	INVIMA	NSOC79476-17CO	Colombia	June 21, 2024
TRICAPS SHAMPOO	June 18, 2018	INVIMA	NSOC86110-18CO	Colombia	June 18, 2025
BIOCURE MICELLAR WATER	December 10, 2018	INVIMA	NSOC89630-18CO	Colombia	December 10, 2025
BIOCURE CREAM MUDS AND SHINS	June 18, 2018	INVIMA	NSOC86109-18CO	Colombia	June 18, 2025
Dermoreparing Cream	May 20, 2021	INVIMA	NSOC58710-14CO	Colombia	May 20, 2028
Emulsion For Reducing, Molding And Firming Massage	February 7, 2016	INVIMA	NSOC52155-13CO	Colombia	February 7, 2023
Antibacterial Foam Cleaner	March 5, 2020	INVIMA	NSOC99498-20CO	Colombia	March 5, 2027
Wet Towel	March 18, 2020	INVIMA	NSOC99378-20CO	Colombia	March 18, 2027

HEMP TEXTILES & CO SAS
	Approved By	Certificate Number	Country	Validity Period (with an Option to Renew)
STARDOG LOUNGEWEAR	Superintendency of Industry and Commerce	69482 of 2020 on Nice Class 25 (clothing)	Colombia	October 29, 2030,
STARDOG LOUNGEWEAR and Design	EUTM	18285147	EU	August 5, 2030

KASA WHOLEFOODS COMPANY SAS
		Approved By	Certificate Number	Country	Validity Period (with an Option to Renew)
MAMBE		Superintendency of Industry and Commerce	545034 of 2016 on Nice Class 32 (fruit-based drinks)	Colombia	March 28, 2026
ALMOST VIRGIN MAMBA WATER		Superintendency of Industry and Commerce	532148 of 2015 on Nice Class r (fruit-based drinks)	Colombia	December 23, 2025
ALMOST VIRGIN SX		INVIMA	NSOC02063-20CO	Colombia	October 10, 2027
MAMBE SABIDURIA		Superintendency of Industry and Commerce	674790 Nice Class 30 (Chocolate bar)	Colombia	February 8, 2031
Tree design		Superintendency of Industry and Commerce	528428 of 2015 on Nice Class 32 (beverages)	Colombia	November 17, 2025
MBA and Design		Superintendency of Industry and Commerce	545003 of 2016 on Nice Class 32 (beverages)	Colombia	March 28, 2026,
ALMOST VIRGIN SX (CBD Oil)		INVIMA	NSOC00887-20CO	Colombia	August 18, 2027
ALMOST VIRGIN (Spray)		INVIMA	NSOC01116-20CO	Colombia	August 28, 2027
JUNGLE BOOST; COCONUT WATER; CUCUMBER SOUL; CAMU; PASSIFLORAS; MR. BERRY		INVIMA	RSA-003797-2017	Colombia	July 21, 2022
ALBA; FARO; SANTO; PURE DELIGHT; SUPER TONIC; JUST BLOSSUM; GUAPI DREAM; ORANGE BLISS; PASSIFLORA		INVIMA	RSA-003797-2017	Colombia	July 04, 2027
MAMBA, MAMBA RAW	July 4, 2017	INVIMA		Colombia	February 20, 2028

Employees

As of June 30, 2021, we had a total of 192 full time employees in Columbia and 20 consultants in North America.

REGULATION OF OUR INDUSTRY

Regulatory Framework in the United States

Packaging, Labeling and Advertising

The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, the FTC, HHS, the USDA and the United States Environmental Protection Agency (the “EPA”). These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost sales and increased costs to the Company. A regulatory agency may not accept the evidence of safety for any new ingredients that we may want to market, or may determine that a particular product or product ingredient presents an unacceptable health risk. Regulatory agencies may also determine that a particular statement of nutritional support on our products, or a statement that we want to use on our products, is an unacceptable drug claim or an unauthorized version of a food “health claim,” or that particular claims are not adequately supported by available scientific evidence. Any such regulatory determination could prevent us from marketing particular products or using certain statements on those products, which could adversely affect our sales and results of operations.

Developments in the laws and regulations governing our products may result in a more stringent regulatory landscape, which could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products that we are unable to reformulate, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling requirements, additional scientific substantiation requirements, and other requirements or restrictions. Such developments could increase our costs significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Cannabis for Medical Purposes

The United States healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we will provide and bill for telehealth services, our contractual relationships with our providers, vendors and clients, our marketing activities, and other aspects of our planned operations. Of particular importance are:

•
The federal physician self-referral law, commonly known as the Stark Law, that generally prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services.

•
The federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for, or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

•
The criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations (collectively, “HIPAA”), and related rules which prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

•
The federal False Claims Act, which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits.

•	Reassignment of payment rules which prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs.

•	Similar state law provisions pertaining to anti-kickback, self-referral and false claims issues.

•
State laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions, or engaging in certain practices such as splitting fees with physicians.

•	Laws that regulate debt collection practices as applied to our debt collection practices.

•	Certain provisions of the Social Security Act that impose criminal penalties on healthcare providers who fail to disclose, or refund known overpayments.

•
Federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

•
Federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to enroll and participate in the Medicare and Medicaid programs, and to report certain changes in their operations to the agencies that administer these programs.

Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment, recoupment, imprisonment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with applicable regulatory requirements could impose liability on us and negatively affect our business. Any action against us for violation of these laws or regulations could cause us to incur significant legal expenses, divert our management’s attention from business operations, and result in adverse publicity.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our planned telehealth services business.
Regulatory Framework in Colombia

Our cultivation operations are in Colombia and are carried out through Cosechemos. As a cultivator of non-psychoactive, psychoactive cannabis and manufacturer of cannabis derivatives, the Company is substantially dependent on the licenses for cultivation, production and other regulatory activities granted to Cosechemos.

Over the past 50 years, Colombia has developed comprehensive regulation that took a hardline approach to narcotics and trafficking in response to the growing influence of international treaties and the efforts of governments to coordinate their drug policies. In the mid-1990s, Colombia decriminalized the personal possession and consumption of cannabis under Constitutional Court Ruling C-221 of 1994. While this represented a shift in approach by Colombian lawmakers, a constitutional amendment through Legislative Act 02 of 2009 reversed the effects of Ruling C-221 of 1994 and reinstated the prohibition on personal possession and consumption of narcotic or psychotropic substances, even on a personal dose basis, unless supported by a medical prescription.

Despite the constitutional amendment in 2009, Colombian cannabis legislation trended towards a preventative and rehabilitative approach. The Constitutional Court of Colombia, through rulings SU-642 of 1998 and C-336 of 2008, among others, established that the right to the free development of personality, also known as the right to autonomy and personal identity, grants individuals the right to self-determination, the freedom and independence to govern his/her own existence and determine a lifestyle according to his/her own interests; provided, that the rights of others and the constitutional order are respected.

In January 2013, the Advisory Commission on Drug Policy (the “Drug Policy Commission”) was established to provide recommendations on how legislation should treat criminal networks and citizen drug users, as well as the quantities to be considered as suitable personal amounts. In July 2014, the Drug Policy Commission issued an initial report submitted to the Ministry of Justice analyzing the conditions of drug use in Colombia and proposing guidelines to update the policy.

In May 2015, the Drug Policy Commission published its final report, which proposed a review of the drug policy in the country and made important recommendations, such as: (i) the creation of an agency for drug policy; (ii) measures to help reduce the risk to consumers; (iii) to rethink the fumigation involved with cultivation; (iv) regulation of medicinal cannabis; (v) alternative means of measuring the success of policies against drugs; (vi) modernize the National Statute on Drugs and Psychoactive Substances; and (vii) to lead the global drug policy debate.

As a result of the final report of the Drug Policy Commission, the Colombian President  approved and sanctioned Law 1787 of 2016 to regulate the use of cannabis for therapeutic purposes. The law marked a new direction in the legislative approach to drugs. Law 1787 amended articles 375, 376 and 377 of the Colombian Penal Code (the "Penal Code") to eliminate penalties against the medical and scientific use of cannabis used under a license granted by the competent authorities. This amendment was necessary since the Penal Code expressly provided for a general prohibition on the cultivation, conservation or financing of marijuana plantations among other related activities.

The following table summarizes the regulations applicable to the cultivation, manufacture, import, export and use of cannabis in Colombia.

Regulation:	Regulates:
Law 1787 of 2016	Legalizes the use of Cannabis for medical and scientific purposes
Decree 613 of 2017 modifies Decree 780 of 2016
Regulates law 1787 establishing a licensing system and process, defines psychoactive and non-psychoactive cannabis and the quota system for psychoactive cannabis in accordance with Single Convention of Narcotics of 1961 and amendments

Decree 811 of 2021
Regulates law 1787 and replaces Decree 613 of 2017, modifying the licensing process, adding additional requirements to license applications for psychoactive, non-psychoactive cannabis and use of seeds for sowing.

Resolution 577 of 2017 from the Ministry of Justice
Regulates the evaluation and control of the following licenses:

a. Seed Use
b. Cultivation of psychoactive plants (High-THC cultivation licence)
c. Cultivation of non-psychoactive plants (Low-THC cultivation licence)

Creates requirement for security protocol

Resolution 578 of 2017 from the Ministry of Justice	Regulates the cost of the following licences: a. Seed Use b. Cultivation of psychoactive plants (High-THC cultivation licence) c. Cultivation of non-psychoactive plants (Low-THC cultivation licence)
Resolution 579 of 2017 from the Ministry of Justice
Establishes that growers that cultivate on a half a hectare area (5,000 square meters) or less are considered small and medium growers and, therefore, may access technical advice, priority allocation of quotas and purchase of their production by the processor and requires that 10 percent of the total production of the processor must come from a small and medium producers.

Resolution 2892 of 2017 from the Ministry of Health
Regulates the evaluation and control of the Fabrication of Cannabis derivatives (High-THC Production Licence) Provides guidelines for appropriate security protocols for manufacturing cannabis derivatives including physical security, monitoring, detection, and incident reporting to authorities.

Resolution 2891 of 2017 from the Ministry of Health	Regulates the cost of the High-THC production Licence
Resolution 1478 of 2006 from the Ministry of Health modified by Resolution 315 of 2020.
Regulation of the control, monitoring and surveillance of the import, export, processing, synthesis, manufacture, distribution, dispensing, purchase, sale, destruction and use of controlled substances, medicines or products containing them and on those which are State Monopoly

Decree 2200 of 2005 from the Ministry of Health	Regulates pharmaceutical services including the Magistral Preparations
Guidelines for the GEP certification for Magistral Preparations with Cannabis issued the 25 of October 2019 by INVIMA	Establishes the requirements for labs to obtain the GEP certification for the fabrication of Magistral Preparations with Cannabis derivatives

Licences

The Ministries of Health, Justice and Agriculture issued Decree 613 of 2017 to define the licenses that can be granted with respect to permitted activities related to medical cannabis that include:(i)the  production of cannabis derivatives; ii) use of seeds for sowing; (iii) the planting of psychoactive cannabis plants; and (iv) plant non-psychoactive cannabis plants.

Apart from a psychoactive cannabis license, Cosechemos has obtained licenses in each of the above categories, necessary to carry out its operations. Licences are not transferable, interchangeable or assignable and are valid for five years and may be renewed for additional periods of five years upon request. Each of the licenses is up-to-date and has not expired. None of the Licenses is subject to current, pending or committed regulatory action.

Magistral Preparations

We intend to produce a category of products known as cannabis extemporaneous (magistral) preparation, , previously regulated by Decree 613 of 2017 and now by Decree 811 of 2021 and Decree 2200 of 2005. Extemporaneous (magistral) preparations are personalized prescription products that do not require a sanitary license for the product but rather for the establishment that produces the product. As they are not mass market products,  but exclusively for a patient, these must be prepared by a licensee in an establishment that complies with the standards of Good Manufacturing Practices (BPE). For the sale and distribution of these medicines in Colombia, it is necessary to comply with the Guidelines for GMP certification for Extemporaneous (Magistral) Preparations with Cannabis issued on October 25, 2019 by INVIMA. We are required to operate, or have an agreement with, a laboratory that is certified according to GMP for extemporaneous (magistral) preparations with cannabis.

Strains registration

Cosechemos has varieties of cannabis in various stages of the registration process. Each strain, whether high or low in THC, must undergo an agronomic evaluation by the agricultural health entity -  Colombian  Agricultural Institute  (ICA). In order for strains to be included in the National Cultivar Registry, the following steps must be completed:(i) Genetic Stabilization; (ii) Agronomic Test; (iii) Phase 1 strain registry (legal document that allows the license to enter a strain in the registry); and (iv) Strain registration phase 2 (registration that allows the licensee to market any cannabis product derived from the specific strain in the registry). The harvest is also in the process of agronomic evaluation of additional strains. Based on the yields of each strain, as determined by agronomic testing, "COSECHEMOS YA" may decide to register fewer strains than available. The decision to complete the registration process of a strain will depend on several factors, from biomass yields, cannabinoid profile, average cannabinoid content, resistance to pests among others as determined by agronomic tests, and the intended uses by the company.

Cosmetic Regulations

The Company's business also includes the manufacture and marketing of cosmetics, including some with Cannabidiol (CBD) in Colombia. Cosmetic products in Colombia are regulated by regulations issued by the Andean Community of Nations.

The relevant regulations in health regulatory matters for Cosmetic Products are the following:

•
Decision 516 of 2002 of the Andean Community of Nations establishes a sanitary regulation for the manufacture and commercialization of Cosmetic Products in the countries of the Andean Community (Bolivia, Colombia, Ecuador and Peru).

•	Decree 219 of 1998, which regulates the quality and control of Cosmetic Products.
•	Law 9 of 1979, which establishes the general framework for health surveillance and control
In Colombia, cosmetics must undergo a registration process called Mandatory Sanitary Notification (NSO), which is supervised by INVIMA, prior to marketing. Applicable regulations establish requirements related to labeling, manufacturing facilities, and product composition. The general Colombian regulatory framework on specific cannabis issues limits the manufacture of products with cannabis derivatives with a maximum of 1% THC (psychoactive component) but that the product must demonstrate and comply with the respective international regulations with contents below 03% or 0.2% THC.

Ingredients in the list of accepted ingredients of the Personal Care Products Council (PCPC) in the United States of America, Cosmetic ingredient database CosIng in the European Commission database for information on cosmetic substances and Cosmetic products marketed in the Andean Subregion must comply with the international lists of ingredients below that may or may not be incorporated into cosmetic products and their corresponding functions and restrictions or conditions of use.

•	The lists and provisions issued by the Food & Drug Administration of the United States of America (FDA);

•	The Personal Care Products Council's cosmetic ingredient listings;

•	European Union Directives or Regulations governing cosmetic ingredients; and

•
Cosmetic Ingredient Listings Europe – The Personal Care Association. As long as the governmental entities that are in charge of the regulation, surveillance and sanitary control of cosmetic products, according to the national legislation of each member country of the Andean Subregion, namely Bolivia, Colombia, Ecuador and Peru do not take a decision under Article 5 of Andean Decision 833 of 2018, member countries shall use the least restrictive list and the ingredients contained in the European cosmetic (cosing) are permitted in cosmetic products, including the following cannabis ingredients: Cannabis sativa flower extract, Cannabis sativa flower/leaf/stem extract, Sativa cannabis seed extract, Cannabis Sativa  glycer glycertic  seed oil-8, Sativa-8 cannabis seed esters, Cannabis Sativa Seedcake,  Cannabis Sativa seed powder,  Cannabis Sativa stem powder, Hydrolyzed Sativa cannabis seed extract, Hydrolyzed hemp seed,  Cannabidiol extract.

MANAGEMENT

Our Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and members of our Board of Directors as of the date of this prospectus.  The business address of all of persons identified below is 198 Davenport Road, Toronto, Ontario M5R 1J2 Canada.

Name	Position	Age
Executive Officers:
Luis Merchan	President and Chief Executive Officer	39
Lee Leiderman	Chief Financial Officer	63
Jason Warnock	Chief Revenue Officer	48
James Williams	VP Corporate Development	32
Javier Franco	VP Agriculture	53
Damian Lopez	VP Strategy and Legal	38
Matthew Cohen	VP U.S. Legal and Business Affairs	55
Directors:
Dr. Bernard Wilson	Executive Chairman	77
Luis Merchan	Director	39
Dr. Beverley Richardson	Director	60
Juan Carlos Gomez Roa	Director	58
Dr. Annabelle Manalo-Morgan	Director	37
Marc Mastronardi	Director	44

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Luis Merchan, President, Chief Executive Officer and Director: Mr. Merchan is a proven executive with over 10 years of experience in enterprise sales management from industry-leading consumer package goods companies.  Mr. Merchan has a background in corporate strategy, merchandising, expense management, and customer experience.  Mr. Merchan has served as the President – Consumer Good (which was subsumed by the President and Chief Executive Officer roles) and Director of the Company since July 2020.  From January 2020 to July 2020, Mr. Merchan served as Vice President of Workforce Strategy and Operations for Macy’s Inc. (“Macy’s”), where he managed the enterprise’s profit and loss expense line for its 540-store portfolio.  Throughout Mr. Merchan’s 10-year tenure at Macy’s, Mr. Merchan led various sales and marketing initiatives, including the B2B corporate sales team that was responsible for $160 million in annual revenue and 15% year over year growth.  Prior to Mr. Merchan’s most recent role, Mr. Merchan held various executive-level roles at Macy’s. From January 2019 to December 2019, Mr. Merchan served as VP of Customer Experience and Selling Support Services. From January 2017 to January 2019, Mr. Merchan served as Group VP National Merchandising and Sales – Beauty. From June 2013 to December 2016, Mr. Merchan served as VP Regional Merchandise Execution. Mr. Merchan obtained his Bachelor of Industrial Engineering from Pontifical Xaverian University in Bogota, Colombia and his MBA from McNeese State University.  Mr. Merchan also holds a Graduate Certificate in Marketing Management from Harvard University.

Lee Leiderman, Chief Financial Officer: Mr. Leiderman started his career at PricewaterhouseCoopers and held several corporate positions within Philip Morris International, Caterpillar and RR Donnelley, gaining substantial financial management experience for U.S.-listed public companies.  From April 2016 to May 2019, Mr. Leiderman served as the Chief Accounting Officer at OSI Group, and from May 2020 to June 2021, he served as the CFO of Nurture Life Inc. He has an extensive background with over 25 years of experience, which includes public and private companies, mergers and acquisitions, transfer pricing, and investment analysis. Mr. Leiderman also has broad experience with fast-paced growth companies and infrastructure creation, having managed the financial teams for many successful international and domestic companies. Mr. Leiderman is a CPA with a BA in Accounting and International Business from Susquehanna University.

Jason Warnock, Chief Revenue Officer: Mr. Warnock is an accomplished global sales leader and executive, bringing more than 20 years of experience driving revenue growth and go-to-market strategy for high-profile, Fortune 500 brands. Mr. Warnock has spent the last 15 years in the cannabis, competitive advertising, communications, and emerging technology fields where his work focused on building companies and brands from the ground up, working on strategic mergers and acquisitions, and creating sustainable, resonant financing and marketing campaigns. Prior to joining Flora, Mr. Warnock was the Chief Executive Officer (CEO) of TheraCann Internatioal Benchmark Corporation a global logistics, technology and cannabis management software company from March 2017 to September 2019. Before TheraCann, he was the CEO of Post+Beam from June 2007 to December 2016, an international communications, innovation and marketing firm. Mr. Warnock has been a leader in sustainable practices and design from his earlier work as a Director with the architectural division of Hunter Douglas (January 2002 – June 2007) where he also chaired the Education and Events committee, Special Programs working group and Education Steering committee for the United States Green Building Council (USGBC). He is experienced in delivering consistent and sustainable business results for numerous consumer packaged goods (“CPG”) companies, developing high-performing teams and effective marketing communications.

James Williams, VP Corporate Development: Mr. Williams is a corporate finance and business development specialist who has spent the previous three years focused on driving corporate M&A and revenue opportunities within the regulated cannabis eco-system. Most recently, Mr. Williams was the Founder of Cannabis Manufacturers Guild in January 2020, a business solutions trade association for the cannabis space and has built an extensive network in the global cannabis industry. Prior to that, he worked with WeedMD Rx as Director of Capital Markets and Business Development focusing on capital raising and M&A analysis from April 2019 to January 2020. Before entering the corporate cannabis space, Mr. Williams specialized in cannabis securities at Laurentian Bank and has worked in investment banking for 10 years including time at Barclays Securities (July 2011 - August 2014) and UBS Investment Bank (September 2014 - November 2016). Mr. Williams graduated with a BBA from Wilfrid Laurier University, with a Minor in Economics in August 2011. In 2013, Mr. Williams completed his Certified Market Technician certification to become a CMT.

Javier Franco, VP Agriculture: Mr. Franco is a master horticulturist with over 25 years of experience in the design, implementation and management of cultivation and propagation facilities for flowering plants in Latin America, mainly Colombia and Ecuador. Mr. Franco speaks English and Spanish fluently and obtained his agricultural studies at Zamorano University in Honduras and later an International Exchange Program at Ohio State University. Mr. Franco has managed technical, commercial and research groups in flower, fruit and vegetable markets in Latin America, and has participated in the commercial development of new technologies applied in agro-industry.  From 2015 to present, Mr. Franco has been the director of agriculture for Tecnoviv SAS in Colombia.

Damian Lopez, VP Strategy & Legal: Mr. Lopez has over 10 years of experience working in the Latin American market, including corporate finance, mergers and acquisitions and go-public transactions.  In addition, Mr. Lopez is a corporate securities lawyer who has worked with various Canadian and US publicly listed companies in the technology, resources and cannabis industries. Mr. Lopez served as the President, Chief Executive Officer and Director of the Company from March 2019 to December 2020. From May 2016 to January 2019, Mr. Lopez served as the President, Chief Executive Officer, and Director of Valencia Ventures Inc., a Canadian resource company.  Since August 2015 to the present, Mr. Lopez is legal counsel and corporate secretary of a number of Canadian public companies. From September 2011 to July 2015, Mr. Lopez was a Corporate Associate at Stikeman Elliott LLP, a law firm specializing in corporate and securities law. Mr. Lopez is fluent in English and Spanish and obtained a Juris Doctor from Osgoode Hall Law School and a Bachelor of Commerce & Finance from the University of Toronto.

Matthew Cohen, VP U.S. Legal and Business Affairs:  Mr. Cohen is a corporate and securities lawyer with over 25 years’ experience representing both public and private companies throughout all phases of their corporate life cycle.  From October 2018 to January 2020, Mr. Cohen served as General Counsel, and from March 2018 to October 2018 he served as Corporate Counsel to Playa Hotels & Resorts, NV (Nasdaq: PLYA), the owner and operator of all-inclusive hotels throughout Mexico and the Caribbean.  Between August 2014 and August 2017, he served as General Counsel for the following companies: Ominto Inc., engaged in the online, cash-back business; Harbor Village, Inc., a privately-owned substance abuse treatment provider; and Stratex Oil & Gas, Inc., an oil and natural gas exploration and production company. From 2012 through 2014, Mr. Cohen was a Shareholder in the law firm of Buchanan Ingersoll & Rooney PC. From 2008 through 2012, he was a Partner in the law firm of Thompson & Knight LLP and from 2001 through March 2008, he served as a Partner of Eaton & Van Winkle, LLP. Mr. Cohen graduated from Emory University with a Bachelor of Arts and earned his Juris Doctor from Brooklyn Law School.

Dr. Bernard Wilson, Chairman: Dr. Wilson is a senior financial professional since July 1975. He is the former Vice-Chairman of PriceWaterhouseCoopers LLP (June 2002 – June 31, 2005) and Chairman of the Founders Board of the Institute of Corporate Directors (January 2002 – December 2005). Mr. Wilson has served as Chairman of the Canadian Chamber of Commerce (January 1991 – December 1991); Chairman of the International Chamber of Commerce – Canada (January 1991 – December 1991); and Member of the Canada/US Trade Committee (January 1988 – December 1991). Mr. Wilson is currently a director of a number of other public Canadian companies. Drawing on his experience as Chairman of the Founders Board of Institute of Corporate Directors, as Lead Director, Mr. Wilson will work with the Company’s Board of Directors and its various standing committees to ensure effective corporate governance practices and to enhance and protect the independent of the Board.

Dr. Beverley Richardson, Director: Dr. Richardson is a renowned psychotherapeutic practitioner whose collaborative efforts and clinical influence are reflected in some of the most compelling and effective addiction and behavioural health programs in North America, which include: Sierra Tucson (Arizona), the Meadows (Arizona) and Betty Ford Center (California). She has a Doctorate Degree in Psychology and is a B.C. Registered Clinical Counsellor, Internationally Certified Eating Disorders Specialist, and EMDR Level II Trauma Therapist. Dr. Richardson has integrated her extensive experience in health and wellness with her entrepreneurial spirit to form her nutraceutical and bioscience research and development enterprises.

From each of September 2020, March 2013, and October 2009 to the date hereof, Dr. Richardson respectively served as: (i) the Vice President of International Business at Phytorigins Botanicals Ltd., a Canadian biotech company, (ii) the Vice President of Science (Research and Development) at Phytology Nutraceuticals Ltd., a Canadian company focused on the manufacturing and sales of plant based medicines and psychoactive therapeutics, (iii) the managing director of Peyto Enterprises Ltd., a British Columbia company that Dr. Richardson founded operating in the lifestyle industry, and (iv) the managing director of Legacies Advisory Group Inc., a British Columbia consultant agency that Dr. Richardson founded which provides expertise in the planning, development and execution of addiction, behavioural health and wellness programs. Dr. Richardson obtained her Bachelor of Science from the University of Toronto, Master of Science from the University of Pennsylvania, and Doctor of Psychology from California Southern University, graduating magna cum laude.

Juan Carlos Gomez Roa, Director: Mr. Gomez has more than 20 years of experience working in Latin America in the gaming and entertainment industry.  Mr. Gomez has been the Chief Executive Officer of Winner Group CIRSA since January 2000 and participated in the acquisition of Winner Group CIRSA by the Blackstone Group in April 2018.  He has a Bachelors Degree in Psychology from St. Thomas University in Colombia. Mr. Gomez is a director of several private companies in Colombia.

Dr. Annabelle Manalo-Morgan, Director: Dr. Annabelle is a scientist, educator, author, mother of five, and a respected key opinion leader. She is a cell and developmental biologist from Vanderbilt University in Nashville, Tennessee, with a background in neuroscience from Georgetown University. She earned her PhD in Cell and Developmental Biology with a focus in Cardio-Oncology and has since become a philanthropist and entrepreneur focused on pharmaceutical innovation and clinical trial research in medical cannabis. Currently, Dr. Manalo-Morgan has been the founder and Chief Scientific Officer at Masaya Medical, Inc. since 2019 and has served as the lead scientist at Medolife Rx since 2018.

Marc Mastronardi, Director: Mr. Mastronardi has been the Chief Stores Officer of Macy’s since February 2020.  Prior to his current role, Mastronardi has held multiple roles at Macy’s since March 2014, including Macy’s Senior Vice President of Store Operations and Customer Experience, where he was responsible for enterprise-wide store operations, sales and customer service. Mastronardi has also led multiple functions within the organization responsible for the creation and expansion of new business concepts, leased partnerships and diverse, owner-led businesses. Mastronardi currently serves on the board of Delivering Good, NYC, the executive committee of the Fashion Scholarship Fund, and is the executive sponsor of the Macy’s Working Families Employee Resource Group.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers have, during the past ten years:

•	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors is currently comprised of six directors. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to effectively satisfy its oversight responsibilities in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in the directors’ respective biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Corporate Governance Practices

We are a “foreign private issuer” under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NASDAQ listing standards.

Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under the NASDAQ Rules applicable to U.S. domestic issuers.

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101—Disclosure of Corporate Governance Practices. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or in connection with the closing of this offering will adopt, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

In particular, as a foreign private issuer, in accordance with and pursuant to the authority contained in NASDAQ Listing Rule 5615(a)(3), we  follow certain Canadian law and corporate practice in lieu of certain corporate governance provisions set out under the NASDAQ Rule 5600 Series, the requirement in Listing Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Listing Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under the NASDAQ Listing Rule 5600 Series differ from Canadian law requirements:

•
NASDAQ Listing Rule 5605(b)(1) requires that at least a majority of the Company’s Board of Directors shall be independent directors, and NASDAQ Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We currently have five (5) indepedent directors, constituting a majority of the Company’s Board of Directors as of the date hereof.  Our independent directors meet regularly with other members of the Board and meet in executive session at least two (2) times per year. We may appoint more independent directors after the listing over time.

•
NASDAQ Listing Rule 5620(c) sets out a quorum requirement of at least 33-1/3% of the outstanding shares with respect to meetings of shareholders. In accordance with Canadian law and generally accepted business practices, our bylaws (the “Bylaws”) provide that, subject to the Business Corporations Act (Ontario) and any minimum quorum requirement for a shareholder meeting of any securities exchange upon which the Company’s shares are listed, a quorum is met when holders of not less than 10% of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy. The quorum requirement provided in our Bylaws is consistent with applicable Canadian laws and corporate practices.

•
NASDAQ Listing Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. We have an audit committee comprised of three (3) directors, and each member of the audit committee meets the independence requirements of NASDAQ Listing Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act. See “—Audit Committee” below for further detail.

•
 NASDAQ Listing Rule 5605(d)(2)(A) requires, among other things, that the Company’s compensation committee include at least two members, each of whom is an independent director as defined under NASDAQ Listing Rule 5605(a)(2). The Company established a compensation committee of the Board effective December 16, 2020. Our compensation committee is comprised of two (2) directors, each of whom meet the independence requirements of NASDAQ Listing Rule 5605(a)(2).

•
NASDAQ Listing Rule 5605(e) requires that the nomination and corporate governance committee include solely independent directors. The Company established a nomination and corporate governance committee of the Board effective December 16, 2020. Our nomination and corporate governance committee is comprised of three (3) directors, each of whom meet the independence requirements of NASDAQ Listing Rule 5605(a)(2). The Company will utilize the phase-in provisions of NASDAQ Listing Rule 5615(b) for the nominations committee composition requirement.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees will also provide risk oversight in respect of its respective areas of concentration and reports material risks to the Board for further consideration.

Term of Office

Each of our officers holds office until his or her successor is elected and qualified. Directors are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

Family Relationships

There are no familial relationships among any of our directors or officers.

Board Committees

Audit Committee

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;
•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The audit committee is comprised of Dr. Bernard Wilson, Dr. Beverley Richardson and Juan Carlos Gomez Roa, with Dr. Bernard Wilson serving as chair. Dr. Wilson qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of Regulation S-K and as “financially literate” within the meaning of NI 52-110. Our Board of Directors has affirmatively determined that Dr. Wilson, Dr. Richardson and Mr. Gomez each meet the definition of “independent director” for purposes of serving on the audit committee under the NASDAQ rules, the independence standards under Rule 10A-3 of the Exchange Act and under NI 52-110.

Both our independent registered public accounting firm and management personnel periodically meet privately with our audit committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;
•	overseeing succession planning for our executive officers;
•	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;
•	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees; and
•	developing and recommending to our Board of Directors a set of corporate governance guidelines.

The nominating and corporate governance committee is composed of Marc Mastronardi, Juan Carlos Gomez Roa and Dr. Annabelle Manalo, with Marc Mastronardi serving as chair.  Our Board of Directors has affirmatively determined that  each member meets the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the NASDAQ rules, the independence standards under Rule 10A-3 of the Exchange Act and under NI 52-110.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;
•	reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;
•	reviewing and approving all employment agreement and severance arrangements for our executive officers;
•	making recommendations to our Board of Directors regarding the compensation of our directors; and
•	retaining and overseeing any compensation consultants.

The compensation committee is composed of Dr. Bernard Wilson and Dr. Beverley Richardson, with Dr. Richardson serving as chair.  Our Board of Directors has affirmatively determined that Dr. Wilson and Dr. Richardson each meet the definition of “independent director” for purposes of serving on the compensation committee under the NASDAQ rules, the independence standards under Rule 10A-3 of the Exchange Act and under NI 52-110.

Code of Ethics and Business Conduct

Our Board of Directors adopted a written Code of Business Conduct and Ethics on February 18, 2021, which is a “code of ethics” as defined in section 406(c) of Sarbanes-Oxley and which is a “code” under NI 58-101, that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and other of our agents.  The Code of Business Conduct and Ethics is publicly available on the Company's website at https://www.floragrowth.ca/.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements should be read together with the compensation tables and related disclosures that follow. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation of our Directors

The following table sets forth information concerning the compensation of our executive officers and non-employee directors for the 2020 fiscal year.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards(1) ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
Executive Officers:
Damian Lopez	435,745	-	-	-	-	-	435,745
Deborah Battiston	137,149	-	-	-	-	-	137,149
Orlando Bustos (2)	52,305	-	-	-	-	-	52,305
Javier Franco	59,432	-	-	-	-	-	59,432
Luis Merchan	200,500	$2,560,000	917,805	-	-	-	3,678,305
Evan Veryard	24,799	-	45,921	-	-	-	70,720
Directors:
Stan Bharti (3)	1,111,915	-	-	-	-	-	1,111,915
Damian Lopez (4)	-	-	-	-	-	-	-
Fred Leigh	-	-	-	-	-	-
William Steers (5)	-	-	-	-	-	-	-
Dr. Beverly Richardson	-	-	229,604	-	-	-	229,604
Dr. Bernard Wilson	-	-	229,604	-	-	-	229,604
Juan Carlos Gomez	-		229,604	-		-	229,604

(1) Option awards are based on the Black-Scholes option valuation model.
(2) Mr. Bustos served as the Company's VP Strategic Finance and FP&A for fiscal year 2020. He also served in that capacity in fiscal year 2021 until his employment ended in September 2021.
(3) Stan Bharti is a former director of the Company and resigned from the Board in August 2021.
(4) Damian Lopez is a former director of the Company and resigned from the Board in December 2020.
(5) William Steers is a former director of the Company and resigned from the Board in December 2020.

Director Compensation

As of December 31, 2020 we had five directors. During the year ended December 31, 2020, we did not pay our directors any cash compensation for their services as Board members. Effective for 2022 each non-executive board member will receive $5,000 per quarter for his or her services as board members.

On June 28, 2019, certain of our directors acting at that time were each granted 2,000,000 options (666,667 options on a post-split basis) to purchase Common Shares at $0.05 ($0.15 on a post-split basis) per share.

On December 16, 2020, certain of our directors were each granted 500,000 options (166,667 options on a post-split basis) to purchase Common Shares with an exercise price of $0.75 ($2.25 on a post-split basis) per option, with each option to expire five years from the date of the grant.

Employment Agreements, Arrangements or Plans

The following describes the respective consulting agreements entered into by the Company and its executive officers in place as of the date hereof.

Stan Bharti

The Company entered into a contract with Mr. Bharti for consulting services to the Company in the capacity as Executive Chairman, dated March 14, 2019 (the “Bharti Consulting Agreement”), pursuant to which Mr. Bharti is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

Pursuant to the Bharti Consulting Agreement, in the event that there is a change in control of the Company, either Mr. Bharti or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Bharti that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Bharti in the 36 months prior to the change in control.  Following a change in control, all options granted to Mr. Bharti shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Mr. Bharti, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Mr. Bharti under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Mr. Bharti tendered his resignation as Executive Chairman of the Company, and the board of directors of the Company accepted Mr. Bharti’s resignation as the Executive Chairman of the Company pursuant to resolutions of the Company’s Board dated December 16, 2020. Mr. Bharti remained as a Director of the Company until he tendered his resignation in August 2021. The Bharti Consulting Agreement was amended pursuant to that certain Amendment to Independent Contractor Agreement made effective as of December 16, 2020 (the “Amended Bharti Consulting Agreement”).  Pursuant to the Amended Bharti Consulting Agreement, other than in the context of a change of control of the Company, the Company may terminate the Bharti Consulting Agreement without cause by making a lump sum payment to Mr. Bharti that is equivalent to 12 months’ base fees payable to Mr. Bharti within 30 days of the termination date. Although Mr. Bharti no longer is Executive Chairman of a director of the Company, the Amended Bharti Consulting Agreement remains in place as of the date of this prospectus.

Damian Lopez

The Company entered into a contract with Damian Lopez Consulting Professional Corporation (“Lopez Procorp”), through an affiliated entity of Mr. Lopez, for consulting services to the Company in the capacity as Chief Executive Officer, dated March 13, 2019 (the “Lopez Consulting Agreement”), pursuant to which Lopez Procorp is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 36 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

Pursuant to the Lopez Consulting Agreement, in the event that there is a change in control of the Company, either Lopez Procorp or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Lopez Procorp that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Lopez Procorp in the 36 months prior to the change in control.  Following a change in control, all options granted to Lopez Procorp shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Lopez Procorp, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Lopez Procorp under the Company’s share compensation plan, but not yet vested, shall vest immediately.

On December 16, 2020, Mr. Lopez resigned from his positions as President, Chief Executive Officer and Director of the Company.  Mr. Lopez will continue with the Company as Vice President – Legal and Strategy of the Company.  Accordingly, the Lopez Consulting Agreement was amended pursuant to that certain Amendment to Independent Contractor Agreement made effective as of December 16, 2020 (the “Amended Lopez Consulting Agreement”). Pursuant to the Amended Lopez Consulting Agreement, Mr. Lopez will provide consulting services to the Company in capacity of Vice President – Legal and Strategy and is entitled to compensation for the provision of such services of base fees of CAD$10,000 per month. As additional consideration, Mr. Lopez will be granted a one-time bonus of CAD $150,000 forthwith following completion of the public listing of the Common Shares of the Company on a stock exchange. Moreover, other than in the context of a change in control of the Company, the Company may terminate the Lopez Consulting Agreement without cause by making a lump sum payment to Mr. Lopez that is equivalent to 12 months’ base fees payable to Mr. Lopez within 30 days of the termination date.

On December 16, 2020, Mr. Lopez was awarded a one-time bonus in the aggregate amount of C$300,000, plus applicable goods and services tax.

James Williams

The Company has a contract with Mr. Williams for consulting services to the Company in his capacity as VP Corporate Development, dated April 1, 2021 (the “Williams Consulting Agreement”), pursuant to which Mr. Williams is entitled to compensation for the provision of such services of base fees of US$80,000 per year.

Either the Company or Mr. Williams may terminate the Williams Consulting Agreement without cause by delivering notice in writing to the other party (or payment in lieu of such notice in the case of the Company) no later than 30 days prior to the date of termination.

Jason Warnock

The Company has a contract with Thinkmode Consulting Group Inc. (“Thinkmode”), an affiliated entity of Mr. Warnock, for consulting services to the Company in Mr. Warnock’s capacity as Chief Revenue Officer, dated June 8, 2021 (the “Warnock Consulting Agreement”), pursuant to which Thinkmode is entitled to compensation for the provision of such services of base fees of USD$15,000 per month.  Either the Company or Thinkmode may terminate the Warnock Consulting Agreement without cause by delivering notice in writing to the other party (or payment in lieu of such notice in the case of the Company) no later than 30 days prior to the date of termination.

Lee Leiderman

The Company has a contract with E&J Consulting LLC (“E&J”), an affiliated entity of Mr. Leiderman, for consulting services to the Company in Mr. Leiderman’s capacity as Chief Financial Officer, dated June 10, 2021 (the “Leiderman Consulting Agreement”), pursuant to which E&J is entitled to compensation for the provision of such services of base fees of USD$20,833 per month.  This agreement provides for a severance payment of 12 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

Luis Merchan

The Company previously engaged Mr. Merchan to serve as its President – Consumer Goods, which agreement became effective June 15, 2020 (the “Merchan Consulting Agreement”).  Pursuant to the Merchan Consulting Agreement, Mr. Merchan’s base monthly salary is US$25,000.00 (“Base Fees”), plus applicable harmonized sales tax, if applicable, together with any such increments thereto and bonuses as the Company’s Board may from time to time determine.  As part of Mr. Merchan’s engagement, he will be receiving 666,667 options to purchase Common Shares (post-split) in the capital of the Company (the “Options”).  The Options will be issued in accordance with the Company’s stock option plan, will have an exercise price of US$2.25 per Option, will expire five years from the date that the Options are granted and will vest immediately upon the date of the grant.  In addition, Mr. Merchan will be issued 1,666,667 Common Shares in the capital of the Company as follows: (a) 666,667 Common Shares will be issued promptly after the date set forth in the Independent Contractor Agreement (the “First Tranche”); and (b) 1,000,000 Common Shares will be issued on or about the date on which the Company achieves certain milestones, as determined by the Board (each, a “Milestone”).  Pursuant to the Merchan Consulting Agreement, following the completion of a three-month probationary period, the Company may terminate the Merchan Consulting Agreement without cause by making a lump sum payment to Mr. Merchan that is equivalent to 24 months’ Base Fees payable to Mr. Merchan within 30 days of the termination date.

On December 16, 2020, Mr. Merchan was appointed by the Company’s Board to serve as the President and Chief Executive Officer of the Company. Accordingly, the Merchan Consulting Agreement was amended pursuant to that certain Amendment to Independent Contractor Agreement made effective as of December 16, 2020 (the “Amended Merchan Consulting Agreement”).  Pursuant to the Amended Merchan Consulting Agreement, Mr. Merchan will provide consulting services to the Company in the capacity of President and Chief Executive Officer of the Company.  Moreover, other than in the context of a change in control of the Company, the Company may terminate the Merchan Consulting Agreement without cause by making a lump sum payment to Mr. Merchan that is equivalent to 12 months’ base fees payable to Mr. Merchan within 30 days of the termination date.

On December 16, 2020, in accordance with the terms of the Merchan Consulting Agreement, the Company’s Board agreed to fix as a first Milestone the Company’s prior launch of two consumer packaged goods (the “Packaged Goods Launch”) and to issue 666,667 Common Shares (post-split) to Mr. Merchan as a result thereof, and to fix as a second Milestone to our initial public offering pursuant to the Merchan Consulting Agreement.  On or about the date on which the second Milestone is achieved, 333,333 Common Shares (post-split) are allotted and to be issued to Mr. Merchan. On December 24, 2020, Mr. Merchan was issued 1,333,333 (post-split) Common Shares.

During the second quarter, our Board of Directors awarded Mr. Merchan a one-time cash bonus in the amount of $344,000 in recognition of his contributions to the Company’s successful initial public offering.  Such bonus is to be forfeited and repaid to the Company in the event that Mr. Merchan resigns from the Company or is terminated for cause within the twelve months following the award of this bonus.

Matthew Cohen

The Company has a contract with Dynamic Consulting of Florida LLC (“Dynamic”), an affiliated entity of Mr. Cohen, for consulting services to the Company in Mr. Cohen’s capacity as VP U.S. Legal and Business Strategy, dated August 16, 2021 (the “Cohen Consulting Agreement”), pursuant to which Dynamic is entitled to compensation for the provision of such services of base fees of USD$18,750 per month.  This agreement provides for a severance payment of six months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

Stock Options

The Company has a stock option plan whereby it may grant options for the purchase of Common Shares to any director, consultant, employee or officer of the Company or its subsidiaries.  The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued Common Shares of the Company.  The options are non-transferable and non-assignable and may be granted for a term not exceeding five-years.  The exercise price of the options will be determined by the Board at the time of grant, but in the event that such shares are traded on any stock exchange, may not be less than the closing price of such shares on such exchange on the trading date immediately precedent the date of grant, subject to all applicable regulatory requirements.

The following table summarizes the stock options we have issued during the 2020 fiscal year (post-split).

Name of Issuance	Issuance Date	Expiration Date	Exercise Price (per share) ($)	Number of Common Shares Granted(1)

David Miller	April 23, 2020	April 23, 2025	$2.25	83,333
Evan Veryard	April 23, 2020	April 23, 2025	$2.25	33,333
Santiago Mora	July 6, 2020	July 6, 2025	$2.25	66,667
Rafael Molano	July 6, 2020	July 6, 2025	$2.25	33,333
Andres Restrepo	July 6, 2020	July 6, 2025	$2.25	33,333
Carolina Mejia	July 6, 2020	July 6, 2025	$2.25	33,333
Ricardo Castellanos	July 6, 2020	July 6, 2025	$2.25	33,333
Jina Forero	July 6, 2020	July 6, 2025	$2.25	33,333
Sandra Barreto	July 6, 2020	July 6, 2025	$2.25	33,333
Nicolas Vasquez	July 6, 2020	July 6, 2025	$2.25	16,667
Andrea Velasco	July 6, 2020	July 6, 2025	$2.25	16,667
Miguel Ramirez	July 6, 2020	July 6, 2025	$2.25	16,667
Jair Osuna	July 6, 2020	July 6, 2025	$2.25	16,667
Veronica Welch	July 31, 2020	July 31, 2025	$2.25	16,667
Catalina Navas	September 8, 2020	September 8, 2025	$2.25	8,333
Maria Juliana Morales	September 8, 2020	September 8, 2025	$2.25	8,333
Paulina Vega	September 8, 2020	September 8, 2025	$2.25	50,000
Luis Merchan	November 4, 2020	November 4, 2025	$2.25	666,667
Bernie Wilson	December 16, 2020	December 16, 2025	$2.25	166,667
Juan Carlos Gomez	December 16, 2020	December 16, 2025	$2.25	166,667
Beverley Richardson	December 16, 2020	December 16, 2025	$2.25	166,667
(1) Each stock option is exercisable for one Common Share.

The following table summarizes the outstanding stock options with respect to our Common Shares (on a post-split basis) that we have granted to our executive officers and directors during the fiscal year ended December 31, 2020.

Name	Grant Date and Beginning of Exercise Period	End of Exercise Period	Exercise Price	Total Number of Stock Options Granted	Total Number of Common Shares Underlying Stock Options
			(per share)
Evan Veryard	April 23, 2020	April 23, 2025	$2.25	33,333	33,333
Luis Merchan	November 4, 2020	November 4, 2025	$2.25	666,667	666,667
Bernie Wilson	December 16, 2020	December 16, 2025	$2.25	166,667	166,667
Juan Carlos Gomez	December 16, 2020	December 16, 2025	$2.25	166,667	166,667
Beverley Richardson	December 16, 2020	December 16, 2025	$2.25	166,667	166,667
(1) Each stock option is exercisable for one Common Share.
PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our Common Shares as of ________, 2021 (on a post-split basis):

•	of each of our executive officers and directors;
•	of all of our executive officers and directors as a group; and
•	of each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Common Shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our Common Shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table.  The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately prior to, and immediately after, the completion of this offering, and are based on __________Common Shares outstanding (post-split) as of the date immediately prior to the completion of this offering, and ____________ Common Shares outstanding as of the date immediately following the completion of this offering of __________ Common Shares, except to the extent it has been adjusted to give effect to a 1-for-3 reverse split and consolidation of our Common Shares that was prospectively approved by our board of directors and stockholders on March 8, 2021, which was effected on April 30, 2021. The percentages assume no exercise by the underwriters of their option to purchase additional Common Shares from us in this offering.

Common Shares which may be acquired upon conversion of preferred stock or exercise of stock options or warrants which are currently exercisable or convertible or which become exercisable or convertible within 60 days after the date indicated in the table are deemed beneficially owned by the optionees or warrant holders. Subject to any applicable community property laws, the persons or entities named in the table below have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is 198 Davenport Road, Toronto, Ontario M5R 1J2.

	Common Shares Beneficially Owned Immediately Prior to this Offering(1)		Common Shares Beneficially Owned Immediately After this Offering(1)
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Executive Officers and Directors:
Executive Officers:
Luis Merchan
Lee Leiderman
Jason Warnock
Orlando Bustos
James Williams
Javier Franco
Damian Lopez
Evan Veryard
Aaron Atin
Directors:
Dr. Bernard Wilson
Luis Merchan
Dr. Beverley Richardson
Juan Carlos Gomez Roa
Dr. Annabelle Manalo-Morgan
Marc Mastronardi
All named executive officers and directors as a group (14 persons)

5% or more Shareholders:
Juan Carlos Gomez Roa
Hannele Bharti

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.  A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

For additional information about our principal shareholders, please see “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Executive Compensation,” the following is a description of the material terms of those transactions with related parties to which we are a party and which we are required to disclose pursuant to the disclosure rules of the SEC and the Canadian Securities Administrators. Specifically, the following includes summaries of transactions or agreements, during our last three fiscal years, to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, affiliates of our directors, executive officers and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Executive Compensation” and “Principal Shareholders.”

Transactions with Major Shareholders

The transactions with Mr. Bharti set forth in “Transactions with Related Parties” below is incorporated into this section by reference.

Transactions with Related Parties

The Company has a contract with Forbes & Manhattan, Inc. (“F&M”), of which Mr. Bharti, our former Executive Chairman and Director, is the Executive Chairman (the “Forbes Consulting Agreement”), for administrative and managerial services, dated March 14, 2019, pursuant to which F&M is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

Pursuant to the Forbes Consulting Agreement, in the event that there is a change in control of the Company, either F&M or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Corporation shall, within 30 days of such election, make a lump sum termination payment to F&M that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to F&M in the 36 months’ prior to the change in control.  Following a change in control, all options granted to F&M shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to F&M, but not yet vested, shall vest immediately.

The Forbes Consulting Agreement was amended pursuant to that certain Amendment to Independent Contractor Agreement made effective as of December 16, 2020 (the “Amended Forbes Consulting Agreement”).  Pursuant to the Amended Forbes Consulting Agreement, other than in the context of a change in control of the Company, the Company may terminate the Forbes Consulting Agreement without cause by making a lump sum payment to F&M that is equivalent to 12 months’ base fees payable to F&M within 30 days of the termination date.

The Company entered into a loan agreement with QuestCap Inc. (formerly Copper One Inc.) for an amount up to $500,000 of which $497,514 of principal was drawn down prior repayment (December 31, 2019 - $497,514). The loan was a United States dollar loan which bore interest at 10% annually, was unsecured, and was payable on demand. As at December 31, 2019, the interest payable on the loan was $15,784. Stan Bharti, our former Executive Chairman and Director, and Deborah Battiston, our former Chief Financial Officer, are the former Chairman and Chief Financial Officer, respectively, of the Company and of QuestCap. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $521,341; $497,514 to principal and $23,827 to interest.

The Company entered into a loan agreement in favor of Sulliden Mining Capital Inc. for an amount up to $525,000 of which $501,941 of principal was drawn down by the Company in borrowings prior to repayment (December 31, 2019 - $495,613). The loan is a United States dollar loan which bears interest at 12% annually, is unsecured, and was due on March 31, 2020.

As at December 31, 2019, the interest payable on the loan was $3,681. Stan Bharti, our former Executive Chairman and Director, and Deborah Battiston, our former Chief Financial Officer, are the former Chairman and Chief Financial Officer, respectively, of the Company and Interim Chief Executive Officer and former Chief Financial Officer, respectively of Sulliden Mining. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $510,557; $501,941 to principal and $8,616 to interest.

The Company entered into a loan agreement in favor of Q Gold Resources Ltd. for an amount of $16,667. The loan bears interest at 10% annually, is unsecured, and is payable on demand. As at December 31, 2019, the interest payable on the loan was $895. Deborah Battiston, our former Chief Financial Officer, is the Chief Financial Officer and Fred Leigh is a former director of the Company. Deborah Battiston is the Chief Financial Officer and Fred Leigh is the former Chief Executive Officer and a former director of Q Gold. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in the amount of $17,637; $16,667 to principal and $970 to interest.

The Company has provided funding to Cosechemos for the research and development of producing medicinal CBD oil.

The Company has granted a loan to Kasa Wholefoods Company S.A.S (“Kasa”). The loan accrues interest with an annual interest rate of 5%, is unsecured, and is payable on demand.  As at June 30, 2020, the Company has a loan receivable of $218,324 (December 31, 2019 - $91,087) of which $216,000 (December 31, 2019 - $91,000) is principal and $2,324 (December 31, 2019 - $87) is interest.  On December 18, 2020, the Company acquired Kasa pursuant to the Kasa Purchase Agreement.

Except as set forth above, there has not been, nor is there currently proposed, any transaction in which the Company or its subsidiary are or were a participant and the amount involved exceeds the lesser of $120,000 or 1% of the total assets as of the date of this prospectus, and in which any of our directors, executive officers, holders of more than 5% of our Common Shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest, other than compensation arrangements, which include equity and other compensation, termination, change in control, consulting and other arrangements, which are described under “Management.”

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our share capital and certain provisions of our Articles. Because it is a summary, this discussion should be read together with our Articles and Bylaws.

General

The Company’s Articles of Incorporation provide that our authorized capital consists of an unlimited number of Common Shares, with no par value per share, which do not have any special rights or restrictions.

As of the date of this prospectus, the Company has ________ Common Shares issued and outstanding on a post-split basis.

Rights, Preferences and Restrictions Attaching to Our Common Shares

The Business Corporations Act (Ontario) provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
•
subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company; and

•	the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

Shareholder Meetings

The Business Corporations Act (Ontario) provides that: (i) a general meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of our Company is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days, if we are a public company, otherwise 10 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court directs.

The Company’s Bylaws provide that a quorum is met when holders of not less than 10% of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy.

The holders of our Common Shares are entitled to attend and vote at all meetings of the shareholders of the Company.

Regulation A Units

Pursuant to an offering under Tier 2 of Regulation A under Section 3(b) of the Securities Act of 1933, as amended, we completed an offering of 40,000,000 Units of the Company. The Regulation A Offering was qualified by the U.S. Securities and Exchange Commission on December 12, 2019.  Each Unit is comprised of one Common Share and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $1.00 per whole warrant share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Units were offered at a purchase price of $0.75 ($2.25 on a post-split basis) per Unit.  The Regulation A Offering closed in December 2020 with 39,996,260 Units (13,332,087 Units on a post-split basis) sold and $29,997,195 in gross proceeds raised.

Warrants

As of the date of this prospectus, the Company has a total __________ founder Common Share purchase warrants issued and outstanding, which are exercisable at a price of $______ per share, subject to customary adjustments, over a 36-month exercise period following the date of issuance.

Fully Paid and Non-assessable

All outstanding Common Shares are, and the Common Shares to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and non-assessable.

Resale Restrictions

The Regulation A Offering shares are not restricted but subject to Rule 251 limitations.

The Common Shares and Warrants will be separately transferable following the termination of any transfer hold periods under applicable law.

Purchasers under this offering should consult with their own professional advisers with respect to restrictions on the transferability of the securities offered hereunder.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this offering may be subject to such penny stock rules, purchasers in this offering will in all likelihood find it more difficult to sell their Common Shares in the secondary market.

Limitations on Liability and Indemnification of Officers and Directors

In accordance with the Business Corporations Act (Ontario) and pursuant to the Bylaws of the Company, subject to certain conditions, the Company shall, to the maximum extent permitted by law, indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. We shall advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below or is not successful on the merits in their defense of the action or proceeding. Indemnification is prohibited unless the individual:

•	Acted honestly and in good faith with a view to our best interests;
•	In the case of a criminal or administration action or proceeding enforced by a monetary penalty, had reasonable grounds to believe the conduct was lawful; and
•	Was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

Registration Rights

All transfers of securities of the Company shall be made in accordance with the Business Corporations Act (Ontario) and the Securities Transfer Act.  Subject to the provisions of the Business Corporations Act (Ontario) and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Business Corporations Act (Ontario)) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Business Corporations Act (Ontario) and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Business Corporations Act (Ontario) and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of certain liens enumerated in the Bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Continental Stock Transfer & Trust Company.

Listing

Our Common Shares are listed on the NASDAQ Capital Market under the symbol “FLGC.”

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to ______ Units, with each unit consisting of one Common Share and one-half of a unit warrant to purchase one Common Share. The Common Shares and accompanying Unit Warrants part of the Units will be issued separately. We are also registering the Common Shares issuable from time to time upon exercise of the Unit Warrants  part of the Units offered hereby.

 The material terms and provisions of our Common Shares and each other class of our securities that qualifies or limits our Common Shares are described in the section entitled “Description of Share Capital” beginning on page [    ]  of this prospectus.

UNIT WARRANTS

The following summary of certain terms and provisions of the Unit Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Unit Warrants, the form of which is or shall be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Unit Warrant for a complete description of the terms and conditions of the Unit Warrants.

Duration and Exercise Price

Each Unit warrant offered hereby will have an initial exercise price per share equal to $      per Common Share. The Unit Warrants will be immediately exercisable and will expire on the [               ] anniversary of the original issuance date. The exercise price and number of Common Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Shares and the exercise price. In addition, we may, with the consent of the Unit Warrant holders, reduce the then current exercise price with respect to the Unit Warrants to any amount and for any period of time deemed appropriate by our board of directors. The Unit Warrants will be issued separately from the Common Shares, and may be transferred separately immediately thereafter.

Exercisability

The Unit Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). Subject to certain limitations and exceptions, a holder (together with its affiliates) may not exercise any portion of a Unit Warrant to the extent that the holder would beneficially own more than 4.99/9.99% of the outstanding Common Shares immediately after exercise of such Unit warrant, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Unit Warrants. Purchasers of Unit Warrants in this offering may also elect prior to the issuance of the Unit Warrants to have the initial exercise limitation set at 9.99% of our outstanding Common Shares. No fractional Common Shares will be issued in connection with the exercise of a Unit warrant. In lieu of fractional Common Shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Cashless Exercise
If, at the time a holder exercises the Unit Warrant, a registration statement registering the issuance of the Common Shares underlying the Unit Warrants under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the Unit Warrants. ]
Fundamental Transaction
If, at any time while the Unit Warrants are outstanding, (1) we, directly or indirectly, consolidate or merge with or into another person, (2) we, directly or indirectly, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any direct or indirect purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of our Common Shares are permitted to sell, tender or exchange their Common Shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding shares of Common Shares, (4) we, directly or indirectly, effect any reclassification, reorganization or recapitalization of our Common Shares or any compulsory share exchange pursuant to which our Common Shares are converted into or exchanged for other securities, cash or property, or (5) we, directly or indirectly, consummate a stock or share purchase agreement or other business combination with another person whereby such other person acquires more than 50% of our outstanding Common Shares, each, a “Fundamental Transaction”, then upon any subsequent exercise of the warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of ADSs then issuable upon exercise of the Unit warrant, and any additional consideration payable as part of the Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the holder will have the right to require us or a successor entity to repurchase its Unit Warrants at the Black Scholes value; provided, however, that if the Fundamental Transaction is not within our control, including not approved by our board of directors, then the holder shall only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of its Unit Warrants, that is being offered and paid to the holders of our Common Shares in connection with the Fundamental Transaction.  ]
Transferability
Subject to applicable laws, a Unit Warrant may be transferred at the option of the holder upon surrender of the Unit warrant together with the appropriate instruments of transfer.
Exchange Listing
There is no trading market available for the Unit Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Unit Warrants on any securities exchange or nationally recognized trading system, nor do we have any obligation to do so.
Rights as a Shareholder
Except as otherwise provided in the Unit Warrants or by virtue of such holder’s ownership of Common Shares, a holder of Unit Warrants does not have rights or privileges of a holder of Common Shares, including any voting rights or dividends, until the holder exercises the Unit Warrants.
UNDERWRITERS’ WARRANTS

The material terms and provisions of the placement agent warrants are substantially the same as the Unit Warrants described above under the heading “Unit Warrants,” with the exception of the following terms:

●	The exercise price of the Underwriters’ Warrants is _____% of the offering price per Unit;

●	The beneficial ownership threshold of holders of underwriter warrants can elect to set the is set at 4.99%;

●
Holders of underwriters’ warrants are not entitled to receive cash dividends or distribution or return of capital in the form of cash made to holders of Common Shares (as, if and when declared by our board of directors); and

●
The underwriter warrants are not transferrable for a period of 180 days from the date of effectiveness or the commencement of sales of this offering, as described in “Plan of Distribution—Underwriters’ Warrants”.]

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common  Shares in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Common Shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our Common Shares and our ability to raise equity capital in the future.

After completion of this offering, we will have ___________ shares of Common Shares outstanding post-split (or ___________ shares if the underwriters’ option to purchase additional shares is exercised in full post-split).

All of the shares of Common Shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 and except certain shares that will be subject to the lock-up period described below after completion of this offering. Any shares   owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement.

All of the shares held by our directors, officers and holders of at least 5% of our outstanding securities totaling ________ Common Shares, as well as non-affiliate holders of up to ________ additional outstanding Common Shares, for an aggregate of _______ Common Shares, are anticipated to be subject to a ______-day lock-up restriction described under “Underwriting.” Accordingly, there will be a corresponding increase in the number of shares that become eligible for sale after the lock-up period expires. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market (except as described above);
•
beginning _____ days following the date of this prospectus, at the expiration of the lock-up period for our officers, directors and holders of at least 5% of our outstanding securities, ________ Common  Shares will become eligible for sale in the public market, all of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701 as described below.

•
beginning  ______ days following the date of this prospectus, at the expiration of the lock-up period for certain non-affiliates, up to __________   additional Common Shares will become eligible for sale in the public market, all of which shares will be held by non-affiliates and subject to the restrictions of Rule 144 and Rule 701 as described below.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers, directors and holders of at least 5% of outstanding shares of our Common Shares and securities exercisable for or convertible into our Common Shares outstanding immediately upon the closing of this offering totaling _________ Common Shares, as well as non-affiliate holders of up to _________ additional Common Shares, an aggregate of up to ________ outstanding Common Shares, are anticipated to agree, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or    in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of ________ days from the date of effectiveness of the offering.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Common Shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Common Shares pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY.  IT DOES NOT COVER ALL MATTERS RELATING TO SHARE TRANSFER RESTRICTIONS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR.  EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON SHARES OR THE COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Units, including the Common Shares and Unit Warrants.  You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Canada and Colombia, or other taxing jurisdiction.

Taxation in Canada

The following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a purchaser who acquires Units pursuant to this Offering. For purposes of this summary, references to Common Shares, include the common shares comprising the Units (“Unit Shares”) and the common shares acquired pursuant to the exercise of Warrants (“Warrant Shares”) unless otherwise indicated. This summary applies only to a purchaser who is a beneficial owner of Common Shares and Unit Warrants acquired pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Common Shares and Unit Warrants  as capital property, deals at arm’s length with the Company and each underwriter and is not affiliated with the Company or any underwriter (a “Holder”). Generally, the Common Shares and Unit Warrants will be considered to be capital property to a Holder provided the Holder does not acquire or hold the securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency;  (v) that has or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares or Unit Warrants; or (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement”,  as defined under the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Units.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares and Unit Warrants comprising the Units, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act.  Such Holders should consult their own tax advisors with respect to the possible application of these rules.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares and Unit Warrants comprising the Units, including dividends, must be determined in Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Units  should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring the Units, having regard to their particular circumstances.

Allocation of Cost

Holders will be required to allocate on a reasonable basis their cost of each Unit between the Unit Share and the Unit Warrant in order to determine their respective costs for purposes of the Tax Act.

For its purposes, the Company intends to allocate $[●] to each Unit Share and $[●] to each Unit Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to this Offering will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

Exercise of Unit Warrants

No gain or loss will be realized by a Holder upon the exercise of a Unit Warrant to acquire a Warrant Share. When a Unit Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Unit Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base (determined immediately before the acquisition of the Warrant Share) to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”).

Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available in respect of the Unit Warrants. Resident Holders should consult their own tax advisors regarding the availability or advisability of this election.

Expiry of Unit Warrants

In the event of the expiry of an unexercised Unit Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Unit Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Dividends on the Common Shares

Dividends received or deemed to be received on the Common Shares by a Resident Holder who is an individual (other than certain trusts) will generally be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally also be deductible in computing its taxable income for that taxation year. In certain circumstances, a dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing its taxable income for the taxation year. Such additional tax may be refundable in certain circumstances.

Dispositions of Common Shares and Unit Warrants

Upon a disposition (or a deemed disposition) of a Common Share (other than a disposition to the Company) or a Unit Warrant (other than a disposition arising on the exercise of a Unit Warrant), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of the Common Share or Unit Warrant, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Share or Unit Warrant to the Resident Holder.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Aggregate Investment Income

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s income.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the Common Shares or Unit Warrants in a business carried on in Canada (a “Non-Resident Holder”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and such Non-Resident Holders should consult their own tax advisors.

Expiry of Unit Warrants

The tax consequences of the expiry of a Unit Warrant held by a Non-Resident Holder are generally that such Non-Resident Holder will realize a capital loss equal to the Non-Resident Holder’s adjusted cost base of such Unit Warrant. The tax treatment of capital losses is discussed in greater detail below under “Certain Tax Considerations – Taxation in Canada - Holders not Resident in Canada – Dispositions of Common Shares and Unit Warrants”.

Dividends on the Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares, as the case may be, to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non-Resident Holder may be entitled under an applicable income tax treaty or convention. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to applicable benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of the Common Shares and Unit Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Common Share or Unit Warrant unless  the Common Share or Unit Warrant (as applicable) constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the Common Shares or Unit Warrants (as applicable) will not constitute “taxable Canadian property” of a Non-Resident Holder at any particular time provided that the Common Shares are then listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the NASDAQ), unless at any time during the 60-month period immediately preceding such time: (i) at least 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, the Common Shares or Unit Warrants may also be deemed to be “taxable Canadian property” in certain circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Unit Warrant that is “taxable Canadian property” to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “Holders Resident in Canada – Dispositions of Common Shares and Unit Warrants” and “Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders for whom a Common Share or Unit Warrant is, or may be, “taxable Canadian property” should consult their own tax advisors.

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Common Shares (including after the acquisition of Common Shares upon exercise of a Unit Warrant) . This summary is based on current U.S. federal income tax laws (including provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions, all in effect as of the date hereof), all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of one or more of our Common Shares or Unit Warrants :

(a)	that is for U.S. federal income tax purposes one of the following:
(i)	an individual citizen or resident of the United States, including individuals treated as residents of the United States solely for tax purposes,
(ii)	a corporation created or organized in or under the laws of the United States or any political subdivision thereof,
(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
(iv)
a trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

This discussion applies only to a U.S. Holder that holds Common Shares or Unit Warrants as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the net investment income tax, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

•	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;
•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
•	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;
•	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;
•	own Common Shares or Unit Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
•	acquire Common Shares or Unit Warrants in connection with the exercise of employee stock options or otherwise as compensation for services;
•	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
•
are required to accelerate the recognition of any item of gross income with respect to the Common Shares or Unit Warrants as a result of such income being recognized on an applicable financial statement;

•	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
•	are controlled foreign corporations;
•	are passive foreign investment companies;
•
hold the Common Shares or Unit Warrants in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

•	are former U.S. citizens or former long-term residents of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

We have not sought, and do not expect to seek, a ruling from the United States Internal Revenue Service (the “IRS”), as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

Except as otherwise noted, this summary assumes that neither the Company (nor any of its subsidiaries) is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. A non-U.S. entity’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company (or any of its subsidiaries) were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

All prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of the Common Shares or Unit Warrants .

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR UNIT WARRANTS . WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON SHARES OR UNIT WARRANTS CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR UNIT WARRANTS .

U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s Common Shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Common Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares (the treatment of which is described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below) applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Common Shares on which the dividends are paid are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the U.S.-Canada income tax treaty (the “Treaty”), (2) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year, and (3) certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Common Shares.

For U.S. foreign tax credit purposes, dividends paid on our Common Shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Canadian income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Canadian income taxes withheld from dividends on the Common Shares, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Canadian income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of Common Shares, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollar will be treated as U.S. source ordinary income or loss.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares or Unit Warrants   to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Common Shares (or Unit Warrants) . The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Common Shares (or Unit Warrants, as the case may be) so disposed of. A U.S. Holder’s adjusted tax basis in its Common Shares (or Unit Warrants, as the case may be) generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital (see “—Tax Consequences of the Exercise of Unit Warrants” below).

Any capital gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at rates of taxation lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any non-U.S. tax imposed on the disposition of the Common Shares (or Unit Warrants) unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.

Although our PFIC status is determined annually, an initial determination that our Company is a PFIC generally will apply for subsequent years to a U.S. Holder who held Company Shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Common Shares and the U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Common Shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Common Shares (which may include gain realized by reason of transfers of Common Shares that would otherwise qualify as nonrecognition transactions for United States federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares). Under these special tax rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common Shares;
•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•
an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

A U.S. Holder of Unit Warrants is taxed in a manner similar to a U.S. Holder of Common Shares if the U.S. Holder realizes gain on the sale of the Unit Warrants. If the U.S. Holder of the Unit Warrants exercises the Unit Warrants to purchase Common Shares, the holding period over which any income realized is allocated includes the holding period of the Unit Warrants. The U.S. Holder of Unit Warrants is treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid application of the PFIC tax consequences described above in respect to our Common Shares (but not the Unit Warrants) by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. There is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We, therefore, have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. Holder to make a QEF election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. Holders should assume that they will not be able to make a QEF election with respect to the Common Shares.

If a U.S. Holder that exercises Unit Warrants properly makes a QEF Election with respect to the newly acquired Common Shares, the adverse tax consequences relating to PFIC shares will continue to apply with respect to the pre-QEF Election period, unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of the shares acquired on exercising the Unit Warrants. The gain recognized as a result of the purging election would be subject to the special tax and interest charge rules, treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder would have a new tax basis and holding period in the shares acquired on the exercise of the Unit Warrants for purposes of the PFIC rules. The application of the PFIC and QEF Election rules to Unit Warrants and to Common Shares acquired upon exercise of Unit Warrants is subject to significant uncertainties. Accordingly, each U.S. Holder should consult such U.S. Holder’s tax adviser concerning the potential PFIC consequences of holding Warrants or of holding Ordinary Shares acquired through the exercise of such Warrants.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its Common Shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of Common Shares at the end of its taxable year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Common Shares under their particular circumstances.

If we are or become a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621, or any successor form, (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS (potentially including with respect to items that do not relate to a U.S. Holder’s investment in Common Shares).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Common Shares and Unit Warrants should consult their tax advisors concerning the application of the PFIC rules to our Common Shares and Unit Warrants under their particular circumstances.

Tax Consequence of the Expiration of a Warrant

If a Unit Warrant expires unexercised, a U.S. Holder of the Unit Warrant for whom a sale of Common Shares would be capital gain, will generally recognize capital loss on the date of expiration in an amount equal to the U.S. Holders tax basis in the Unit Warrant.  However, under the so-called "wash sales" rules, a U.S. Holder claiming a loss sustained on expiration of the Unit Warrant, may be precluded from deducting such loss if within a period beginning 30 days before the date of the expiration and 30 days after such date, the U.S. Holder acquires identical stock or securities.  As a result, if a U.S. Holder whose Unit Warrants expired acquires Common Shares during such period, such U.S. Holder may not be able to deduct the loss to the extent of the number of Common Shares acquired if the Unit Warrants and the Common Shares are deemed to be "substantially identical property." In such case the adjusted tax basis of the Common Shares acquired should equal the adjusted tax basis of the Unit Warrants that expired plus the price at which the Common Shares were acquired.
Tax Consequences of the Exercise of Unit Warrants
A U.S. Holder generally was required to allocate the price paid for the Units between the Common Shares and Unit Warrants purchased in the Placing based on the relative fair market value of each.  The allocation to a Unit Warrant shall be deemed the tax basis of the Unit Warrant.
Subject to the discussion of the PFIC rules above, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Unit Warrant. Common Shares acquired following the exercise of a Unit Warrant will have a tax basis equal to the U.S. Holder’s tax basis in the Unit Warrant (that is, an amount equal to the portion of the purchase price of the Unit allocated to the Warrant as described above) increased by the price paid to exercise the Unit Warrants. The holding period of such Common Shares would begin on the date following the date of exercise (or possibly on the date of exercise) of the Unit Warrant. If the terms of a Unit Warrant provide for any adjustment to the number of Common Shares for which the Warrant may be exercised or to the exercise price of the Common Warrants, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable as a dividend to the U.S. Holder of the Unit Warrants. Conversely, the absence of an appropriate adjustment may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of the Common Shares.
U.S. Holders of Unit Warrants are urged to consult with their tax advisors regarding the U.S. federal and other tax consequences of holding and exercising Warrants.
Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. Holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Common Shares and Unit Warrants if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Common Shares and Unit Warrants .

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our Common Shares or Unit Warrants that is for United States federal income tax purposes that is not a U.S. Holder, as defined above.

Taxation of Distributions to Non-U.S. Holders

A Non-U.S. Holder of our Common Shares or Unit Warrants will generally not be subject to U.S. federal income or withholding tax on dividends received on our Common Shares or Unit Warrants , unless such income is effectively connected with the conduct by such Non-U.S. Holder of a U.S. trade or business.

Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the Non-U.S. Holder’s shares of our Common Shares and, to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s shares of our Common Shares, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares or Unit Warrants or Exercise of Unit Warrants to Non-U.S. Holders”.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares or Unit Warrants or Exercise of Unit Warrants to Non-U.S. Holders

A Non-U.S. Holder of our Common Shares or Unit Warrants will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of our Common Shares or Unit Warrants or exercise of Unit Warrants , unless: such gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business; or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

ELIGIBILITY FOR INVESTMENT

Provided the Common Shares acquired by investors pursuant to this offering are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the NASDAQ) on the closing date, the Common Shares would, if issued on such date, be a “qualified investment” under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (collectively, “Registered Plans”) or a deferred profit sharing plan (“DPSP”).

Notwithstanding the foregoing, the annuitant, holder or subscriber of or under a Registered Plan, as the case may be, that holds Common Shares will be subject to a penalty tax if such securities are a "prohibited investment" for the purposes of the Tax Act. Common Shares will not be a "prohibited investment" for a Registered Plan provided the annuitant, holder, or subscriber of or under such Registered Plan, as the case may be, deals at arm's length with Company for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in the Company. In addition, the Common Shares will generally not be a "prohibited investment" if such Common Shares are "excluded property" for purposes of the prohibited investment rules.

Prospective investors who intend to hold the Common Shares in Registered Plans or a DPSP should consult their own tax advisors having regard to their particular circumstances.

UNDERWRITING

We have entered into an underwriting agreement, dated       , 2021, with A.G.P./Alliance Global Partners acting as the representative of the several underwriters named below, with respect to the Common Shares and Unit Warrants. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the Common Shares and Unit Warrants provided below opposite their respective names.

Underwriters	Number of Common Shares	Number of Unit Warrants
A.G.P./Alliance Global Partners

Total

The underwriters are committed to purchase all the Common Shares and Unit Warrants offered by us , not including the option to purchase additional Common Shares and/or Unit Warrants described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Discount, Commissions and Expenses

The underwriters have advised us that they propose to offer the Common Shares and Unit Warrants at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $     per Common Share and Unit Warrant . The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $   per Common Share and Unit Warrant to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be changed by the representatives. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Common Shares and Unit Warrants are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table shows the underwriting discount payable to the underwriters by us in connection with this offering.

	Per Share and Accompanying Warrant(1)		Total(1)
	Without Option to Purchase Additional Common Shares and/or Unit Warrants	With Option to Purchase Additional Common Shares and/or Unit Warrants	Without Option to Purchase Additional Common Shares and/or Unit Warrants	With Option to Purchase Additional Common Shares and/or Unit Warrants
Public offering price
Underwriting discounts and commissions (7%)
Proceeds, before expenses, to us
(1) Does not include the underwriters’ warrants or the rights granted to the representatives, each as described below.

We have agreed to reimburse the underwriters up to $150,000 for their actual and accountable out-of-pocket expenses and up to $50,000 for their non-accountable expenses. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriters’ out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $    .

The Unit Warrants will be created and issued pursuant to the terms of a warrant (the “Warrant”), dated the Closing Date. Each whole Unit Warrant will entitle the holder thereof to purchase one Common Share at a price of $    at any time prior to [5:30 p.m]. (New York City time), on [●] , 20[26], after which time the Unit Warrants will expire and be void and of no value. No fractional Common Shares will be issued upon the exercise of any Unit Warrants . There is no established trading market for the Unit Warrants and we do not expect a market to develop. In addition, we do not intend to list the Unit Warrants on any national securities exchange or any other nationally recognized trading system. Accordingly, purchasers may not be able to resell the Unit Warrants purchased under this prospectus. This may affect the price of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors” on page 12 of this prospectus.

Option to Purchase Additional Securities

We have granted to the underwriters an option exercisable not later than 45 days after the date of this prospectus to purchase up to an additional [●] Common Shares and/or up to an additional           Unit Warrants at the public offering price set forth on the cover page hereto less the underwriting discounts and commissions. If any additional Common Shares and/or Unit Warrants are purchased pursuant to the option, the underwriters will offer these Common Shares and/or Unit Warrants on the same terms as those on which the other securities are being offered.

Underwriters’ Warrants

We have also agreed to issue to the underwriters’ warrants to purchase a number of our Units equal to an aggregate of 4% of the Units sold in this offering. The underwriters’ warrants will have an exercise price equal to 110% of the initial public offering price of the Units sold in this offering and may be exercised on a cashless basis. The underwriters’ warrants are not redeemable by us, become exercisable one year from the effective date of the registration statement of which this prospectus forms a part and will expire on the fifth anniversary of the effective date. The underwriters’ warrants will provide for adjustment in the number and price of the underwriters’ warrants (and the Common Shares underlying the underwriters’ warrants) in the event of recapitalization, merger or other fundamental transaction. The underwriters’ warrants and the underlying  Common Shares have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriters’ warrants nor any  Common Shares issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of one year immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriters’ warrants are being issued, except the transfer of any security:

• by operation of law or by reason of reorganization of the Company;
• to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;
• if the aggregate amount of securities of FLGC held by either an underwriter or a related person do not exceed 1% of the securities being offered;
• that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or
• the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

In addition, in accordance with FINRA Rule 5110(f)(2)(G), the underwriters’ warrants may not contain certain terms.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

Our securityholders, directors and officers have entered into lock-up agreements. Under these agreements, these individuals have agreed, subject to specified exceptions, not to sell or transfer any  Common Shares or securities convertible into, or exchangeable or exercisable for, our  Common Shares during a period ending three (3) months after the date of this prospectus, without first obtaining the written consent of A.G.P./Alliance Global Partners. Specifically, these individuals have agreed, in part, not to:

●
sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a Put Equivalent Position (as defined in Rule 16a-1(h) under the Exchange Act or liquidate or decrease any Call Equivalent Position (as defined in Rule 16a-1(b) under the Exchange Act), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares , in each case whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”);

●
make any demand for, or exercise any right with respect to the registration of any of the Lock-Up Securities, or the filing of any registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) in connection therewith, under the Securities Act of 1933, as amended;

●
enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise; or

●	publicly announce the intention to do any of the foregoing.

Notwithstanding these limitations, these Common Shares may be transferred pursuant to clauses (i) through (v) below without prior written consent of the representatives, provided that (1) prior to any such transfer, the Representative receives a signed lock-up agreement, substantially in the form of this lock-up agreement, for the balance of the Lock-Up Period from each donee, trustee, distributee or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) in the case of clauses (i) through (iii) below, such transfers are not required to be reported with the Securities and Exchange Commission under the Exchange Act, and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)   as a bona fide gift or gifts; or

 (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

 (iii)    pursuant to a qualified domestic order or in connection with a divorce settlement; or

 (iv)    by will or intestate succession to the legal representative, heir, beneficiary or immediate family of the undersigned upon the death of the undersigned.

In addition to the restrictions on our securityholders, directors and officers, we have also agreed to certain restrictions on our company’s sale of Common Shares (and related activities) during the three (3) month period from the date of this prospectus.

Stabilization

In connection with this offering, the underwriters may engage in over-allotment transactions, syndicate-covering transactions, stabilizing transactions, penalty bids and purchases to cover positions created by short sales.

●
Stabilizing transactions permit bids to purchase shares, so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

●
Over-allotment transactions involve sales by the underwriters of Common Shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of Common Shares over-allotted by the underwriters is not greater than the number of Common Shares that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing common shares in the open market.

●
Syndicate covering transactions involve purchases of Common Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Common Shares to close out the short position, the underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through exercise of the over-allotment option. If the underwriters sell more Common Shares than could be covered by exercise of the over-allotment option, and, therefore, have a naked short position, the position can be closed out only by buying Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Common Shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares . As a result, the price of our Common Shares in the open market may be higher than it would otherwise be in the absence of these transactions.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on the Nasdaq Capital Market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members may engage in passive market making transactions in our Common Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Common Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Stamp Taxes

If you purchase Common Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Notice to Non-US Investors
Canada
The securities offered under this prospectus are not qualified for sale to the public in any Province or Territory of Canada and may not be offered or sold in a Province or Territory of Canada, directly or indirectly, except in accordance with available exemptions from the prospectus requirements under applicable Canadian securities laws and this prospectus does not constitute an offer of the securities, directly or indirectly, to the public in Canada. The Company has not filed and does not intend to file a Canadian prospectus in connection with the securities offered by this prospectus. The securities offered under this prospectus may not be offered, sold, resold, distributed or delivered, directly or indirectly, in Canada or to any resident of Canada during the course of their distribution hereunder, except pursuant to a Canadian prospectus or an exemption from the prospectus requirements under applicable Canadian securities laws.
European Economic Area – Belgium, Germany, Luxembourg and Netherlands
The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:
(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €€43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €€50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or
(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.
Israel
The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The securities may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the ordinary shares is directed only at, investors listed in the first addendum to the Israeli Securities Law (the “Addendum”), consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.
United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.
This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.
Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.
In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and expenses, payable in connection with this offering.  All amounts shown are estimates and subject to future contingencies, except the U.S. Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
Accounting and Audit fees and expenses
Legal fees and expenses
Printing expenses
Miscellaneous

Total	$

LEGAL MATTERS

We are being represented by Greenberg Traurig, P.A., with respect to certain legal matters as to United States federal securities and state securities law. The underwriters are being represented by Duane Morris LLP, with respect to certain legal matters as to United States federal securities and state securities law.  The validity of the Common Shares offered in this offering and certain legal matters as to Canadian law will be passed upon for us by Wildeboer Dellelce LLP and Colombian law will be passed upon for us by our Colombian in-house counsel.

EXPERTS

The Company’s consolidated financial statements from its incorporation on March 13, 2019 through December 31, 2019 and fiscal year ended December 31, 2020 included in this prospectus, have been audited by Davidson & Company LLP (“Davidson”), an independent registered public accounting firm, as set forth in their report thereon.  Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Davidson is independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB on auditor independence. Davidson’s headquarters are located at Suite 1200-609 Granville Street, Vancouver, BC V7Y 1G6 Canada.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of Ontario.  Most of our directors and executive officers reside in Canada, and significantly all of our assets and the assets of such persons are located outside of the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States.  There is doubt as to the enforceability in Canada, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) a registration statement on Form F-1 under the Securities Act relating to the securities we are offering to sell.  This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement.  Some items included in the registration statement have been omitted from this prospectus in accordance with the rules and regulations of the SEC.  For further with respect to us and our securities, we refer you to the registration statement, including all amendments, supplements, exhibits, and schedules thereto.  Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete.  If a contract or document has been filed as an exhibit to the registration statement, please see a copy of such contract or document that has been filed.  Each statement in this prospectus relating to a contract or document that is filed as an exhibit to the registration statement is qualified in all respects by reference to the full text of such contract or document filed as an exhibit to the registration statement.

You may access and read the registration statement and this prospectus, including the related exhibits and schedules, and any document we file with the SEC at the SEC’s Internet website that contains reports and other information regarding issuers that file electronically with the SEC.  Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, that are applicable to “foreign private issuers,” and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchases and sales of Common Shares. Furthermore, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and financial statements with the SEC as frequently or as promptly as U.S. companies that have securities registered under the Exchange Act. As such, we will file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish to the SEC under cover of Form 6-K certain other material information. Our corporate website is https://www.floragrowth.ca//.  You may go to our website to access our periodic reports and other information that we file with the SEC as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.  The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus.  We have included our website address in this prospectus solely for informational purposes.

INDEX TO FINANCIAL STATEMENTS

FLORA GROWTH CORP.

All Flora financial statements, with the exception of, the Unaudited Pro Forma Condensed Consolidated Financial Statements as at December 31, 2020, are presented on a pre-consolidation basis.
Page
Unaudited Consolidated Financial Statements of Flora Growth Corp. for Six Month Period Ended June 30, 2021 (expressed in thousands united states dollars)

Consolidated Statements of Financial Position as of June 30, 2021 and June 30, 2020 (expressed in thousands of United States dollars)	F-3

Consolidated Statement of Loss and Comprehensive Loss for the Six Months Ended June 30, 2021 and June 30, 2020 (expressed in thousands of United States dollars except for per share amounts)	F-4

Consolidated Statement of Changes in Shareholders’ Equity (Deficiency) for the Six Months Ended June 30, 2021 and June 30, 2020 (expressed in thousands of United States dollars)	F-5

Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2021 and June 30, 2020 (expressed in thousands of United States dollars)	F-6

Notes to the Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2021 (expressed in thousands of United States dollars except for per share amounts)	F-7

Audited Consolidated Financial Statements of Flora Growth Corp. for the Year Ended December 31, 2020 and for the Period from Incorporation on March 13, 2019 to December 31, 2019 (expressed in thousands united states dollars)

Independent Auditors’ Report

Consolidated Statements of Financial Position as of December 31, 2020 and December 31, 2019 (expressed in thousands of United States dollars)

Consolidated Statement of Loss and Comprehensive Loss for the Year Ended December 31, 2020 and for the Period from Incorporation on March 13, 2019 to December 31, 2019 (expressed in thousands of United States dollars except for per share amounts)

Consolidated Statement of Changes in Shareholders’ Equity (Deficiency) for the Year Ended December 31, 2020 and for the Period from Incorporation on March 13, 2019 to December 31, 2019 (expressed in thousands of United States dollars)

Consolidated Statement of Cash Flows for the Year Ended December 31, 2020 and for the Period from Incorporation on March 13, 2019 to December 31, 2019 (expressed in thousands of United States dollars)

Notes to the Audited Consolidated Financial Statements for the Year Ended December 31, 2020 and for the Period from Incorporation on March 13, 2019 to December 31, 2019 (expressed in thousands of United States dollars except for per share amounts)

Page
Financial Statements of Breeze Laboratory S.A.S. for the Year Ended December 31, 2019 (Audited) Compared to the Year Ended December 31, 2018 (Unaudited) (Expressed in United States Dollars)

Statements of Financial Position for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Statements of Loss and Comprehensive Loss (Income) for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Statements of Shareholders’ Equity for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Statements of Cash Flows for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Notes to the Financial Statements for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Page

Audited Financial Statements of Grupo Farmacéutico Cronomed S.A.S. for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018 (Expressed in United States Dollars)

Audited Statements of Financial Position for the year ended December 31, 2019 compared to the year ended December 2018

Audited Statements of Loss and Comprehensive Loss (Income) for the year ended December 31, 2019 compared to the year ended December 2018

Audited Statements of Shareholders’ Equity for the year ended December 31, 2019 compared to the year ended December 2018

Audited Statements of Cash Flows for the year ended December 31, 2019 compared to the year ended December 2018

Notes to the Audited Financial Statements for the year ended December 31, 2019 compared to the year ended December 2018

Page
Financial Statements of Kasa Wholefoods Company S.A.S. for the Year Ended December 31, 2019 (Audited) Compared to the Year Ended December 31, 2018 (Unaudited) (Expressed in United States Dollars)

Statements of Financial Position for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Statements of Loss and Comprehensive Loss (Income) for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Statements of Shareholders’ Equity for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Statements of Cash Flows for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Notes to the Financial Statements for the year ended December 31, 2019 (Audited) compared to the year ended December 2018 (Unaudited)

Audited Financial Statements of Cosechemos Ya S.A.S. for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017 (Expressed in United States Dollars)

Independent Auditor’s Report

Statements of Financial Position for the year ended December 31, 2018 compared to the year ended December 2017

Statements of Loss and Comprehensive Loss (Income) for the year ended December 31, 2018 compared to the year ended December 2017

Statements of Shareholders’ Equity for the year ended December 31, 2018 compared to the year ended December 2017

Statements of Cash Flows for the year ended December 31, 2018 compared to the year ended December 2017

Notes to the Audited Financial Statements for the year ended December 31, 2018 compared to the year ended December 2017

Flora Growth Corp., Unaudited Pro Forma Condensed Consolidated Financial Statements as at December 31, 2020 (expressed in thousands of United States dollars)

Pro Forma Condensed Consolidated Statement of Financial Position as at December 31, 2020 (expressed in thousands of United States dollars)

Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss for the period ended December 31, 2020 (expressed in thousands of United States dollars except for per share amounts)

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements as at December 31, 2020 (expressed in thousands of United States dollars except for per share amounts)

Flora Growth Corp.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

(Expressed in thousands of United States dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim condensed consolidated financial statements of the Corporation have been prepared by management and are the responsibility of the Corporation's management. The company’s independent auditor has not performed a review or an audit of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

As at	June 30, 2021	December 31, 2020

ASSETS
Current
Cash	$18,806	$15,523
Restricted cash (Note 7)	709	-
Trade and other amounts receivable (Note 3)	1,594	922
Loans receivable and advances (Note 4)	275	302
Prepaid expenses	1,759	347
Inventory (Note 5)	961	540
Total current assets	24,104	17,634
Non-current
Property, plant and equipment (Note 6)	2,409	411
Right of use assets (Note 6)	247	318
Investment (Note 7)	2,430	-
Intangible asset (Note 8)	631	658
Goodwill (Note 8)	431	431
Total assets	$30,252	$19,452

LIABILITIES
Current
Trade payables and accrued liabilities	$5,728	$1,809
Amounts payable to vendors on business combinations	-	605
Current portion of long term debt	54	251
Current portion of lease liability (Note 9)	80	78
Total current liabilities	5,862	2,743
Non-current
Non-current debt	46	69
Non-current lease liability (Note 9)	166	251
Deferred tax	139	139
Total liabilities	6,213	3,202

SHAREHOLDERS' EQUITY
Share capital (Note 10)	38,943	27,254
Options (Note 11)	2,491	2,396
Warrants (Note 12)	5,305	3,961
Accumulated other comprehensive (loss) income	(162)	39
Deficit	(22,384)	(17,287)
Non-controlling interest	(154)	(113)
Total Shareholders' equity	24,039	16,250
Total liabilities and shareholders' equity	$30,252	$19,452

Commitments and contingencies (Note 14)
Subsequent events (Note 19)

APPROVED ON BEHALF OF THE BOARD

Signed “Luis Merchan”, DIRECTOR

Signed “Bernard Wilson”, DIRECTOR

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenue (Note 18)	$1,159	$-	$2,118	$-

Cost of sales	714	-	1,106	-
Gross Profit	$445	$-	$1,012	$-

Expenses
Consulting and management fees (Note 13)	$1,033	$585	$2,262	$819
Professional fees	414	89	766	218
General and administrative	1,628	529	2,661	715
Travel expenses	106	206	143	233
Share based compensation (Note 11)	95	344	95	344
Depreciation and amortization (Notes 6 and 8)	44	27	119	57
Research and development	61	25	85	53
Foreign exchange loss	(73)	(75)	(78)	171
Total expenses	3,308	1,730	6,053	2,610

Loss before the undernoted items	(2,863)	(1,730)	(5,041)	(2,610)
Interest expense	21	39	64	72
Bad Debt expense (Note 4)	100	-	100	-
Other income	(23)	(52)	(67)	(81)
Net loss for the period	$(2,961)	$(1,717)	$(5,138)	$(2,601)

Other comprehensive loss
Exchange differences on foreign operations	434	(68)	200	(19)
Total comprehensive loss for the period	$(3,395)	$(1,649)	$(5,338)	$(2,582)

Net loss attributable to:
Flora Growth Corp.	$(2,958)	$(1,701)	$(5,097)	$(2,555)
Non-controlling interests	$(3)	$(16)	$(41)	$(46)

Comprehensive loss attributable to:
Flora Growth Corp.	$(3,392)	$(1,633)	$(5,297)	$(2,536)
Non-controlling interests	$(3)	$(16)	$(41)	$(46)

Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.07)	$(0.06)	$(0.13)	$(0.09)
Weighted average number of common shares outstanding (thousands)- basic and diluted (Note 15)	40,561	29,257	39,604	29,257

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statement of Shareholders' Equity
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	Common Shares (thousands)		Options	Warrants	Accumulated other comprehensive loss	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$		$
Balance, December 31, 2019	23,333	1,400	86	21	23	(2,824)	(11)	(1,305)

Regulation A Offering	5,723	10,984	-	1,893	-	-	-	12,877
Share issuance costs	-	(1,365)	-	(236)	-	-	-	(1,601)
Options exercised	200	37	(7)	-	-	-	-	30
Options issued (Note 11)	-	-	344	-	-	-	-	344
Other comprehensive loss - exchange differences on foreign operations	-	-	-	-	19	-	-	19
Loss for the period	-	-	-	-	-	(2,555)	(46)	(2,601)

Balance, June 30, 2020	29,256	11,056	423	1,678	42	(5,379)	(57)	7,763

Balance, December 31, 2020	38,355	27,254	2,396	3,961	39	(17,287)	(113)	16,250

Regulation A Offering and Initial Public Offering (Note 10)	3,332	16,664	-	-	-	-	-	16,664
Options issued (Note 11)	-	-	95	-	-	-	-	95
Warrants exercised (Note 12)	337	65	-	(5)	-	-	-	60
Warrants issued (Note 12)	-	-	-	1,349	-	-	-	1,349
Share issuance costs - cash (Note 10)	-	(2,024)	-	-	-	-	-	(2,024)
Share issuance costs - share based (Note 10)	-	(3,016)	-	-	-	-	-	(3,016)
Other comprehensive loss - exchange differences on foreign operations	-	-	-	-	(201)	-	-	(201)
Loss for the period	-	-	-	-		(5,097)	(41)	(5,138)
Balance, June 30, 2021	42,024	38,943	2,491	5,305	(162)	(22,384)	(154)	24,039

The accompanying notes are an integral part of these interim condensed consolidated financial statement

Flora Growth Corp.
Interim Condensed Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	For the six months ended	For the six months ended
	June 30, 2021	June 30, 2020

CASH FROM OPERATING ACTIVITIES:
Net loss for the period	$(5,138)	$(2,601)
Items not involving cash:
Depreciation and amortization	119	57
Stock-based compensation	95	344
Bad debt expense	100	-
Accrued interest on loans receivable	-	(25)
Accrued interest on loans payable and lease liability	15	13
	(4,809)	(2,212)

Net change in non‑cash working capital
Trade and other receivables	(772)	(220)
Inventory	(421)	-
Prepaid expenses	(1,415)	153
Trade payables and accrued liabilities	1,647	142
	(961)	75
Net cash flows from operating activities	(5,770)	(2,137)

CASH FROM FINANCING ACTIVITIES:
Initial Public Offering and Regulation A Offering (Note 10)	16,664	12,878
Share issuance costs (Note 10)	(2,024)	(1,601)
Exercise of options	-	30
Exercise of warrants	60	-
Repayments of lease liaility (Note 9)	(61)	(27)
Loans received	-	6
Interest paid	-	(34)
Long term debt repayments	(220)	-
Loan repayments	-	(1,016)
Net cash flows from financing activities	14,419	10,236

CASH FROM INVESTING ACTIVITIES:
Loans provided (Note 4)	(275)	(1,196)
Repayment of loan	224
Advances	-	(345)
Purchase of investment	(2,430)	-
Acquisition of property, plant and equipment	(1,384)	(83)
Asset Acquisitions (Note 7)	(1,306)	-
Net cash flow from investing activities	(5,171)	(1,624)

Effect of exchange rate change	(195)	76

CHANGE IN CASH DURING THE PERIOD	3,283	6,551

CASH, beginning of the period	15,523	140

CASH, end of the period	$18,806	$6,691

Supplementary information
Interest paid	$-	$33
Income taxes paid	$-	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

1. NATURE OF OPERATIONS

Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation, on March 13, 2019. The Company is focused on developing business for the purpose of cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. The Company’s head office is located at 198 Davenport Avenue, Toronto, Ontario, M5R 1J2, Canada.

On July 16, 2019, the Company signed a share purchase agreement to purchase 90% of Cosechemos YA S.A.S (“Cosechemos”). Coshemos is a business domiciled in Colombia whose business purpose is to cultivate and process cannabis into standardized, medicinal-grade oil extracts and related products.  Cosechemos is licensed by the Ministry of Health and Ministry of Justice in Colombia to cultivate, produce derivatives, distribute and commercialize domestically and internationally, derived non-psychoactive cannabis (less than 1% tetrahydrocannabinol “THC”) and by the Ministry of Health to manufacture psychoactive derivatives (more than 1% THC ) of cannabis.  As of June 30, 2021, Cosechemos has only grown cannabis for test purposes, and has made no commercial sales.

During the year ended December 31, 2020, the Company incorporated several new operating businesses.  Flora Beauty LLC was incorporated in Colorado and its subsidiary, Sucursal Colombia was incorporated in Colombia. Their operations include the manufacture and sale of make-up and beauty products.  Hemp Textiles & Co. LLC was incorporated in Florida, and Hemp Textiles & Co S.A.S. was incorporated in Colombia. Their operations include the manufacture and sale of hemp-based clothing and textiles.  See Note 2 for additional details on the incorporation of these companies and their subsidiaries.

During the year ended December 31, 2020, the Company also acquired three operating companies in Colombia engaged in the distribution of food and beverages, and the manufacture and sale of medical and pharmaceutical products.

The Company has recognized the sale of products both with and without cannabis related products

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

2. BASIS OF PRESENTATION

Statement of compliance

These interim condensed consolidated financial statements have been prepared by management in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements do not include all notes of the type normally included within the annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These interim condensed consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended December 31, 2020, with the exception of the adoption of amendments to accounting standards as described below.

These interim condensed consolidated financial statements were approved and authorized for issuance by the Company's Audit Committee on September 16, 2021 and by the Board of Directors of the Company on September 17, 2021.

Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the interim condensed consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control. As of June 30, 2021, the Company had the following subsidiaries:

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

Subsidiaries	Country of incorporation	Ownership	Functional currency

Cosechemos YA S.A.S.	Colombia	90%	Colombian Peso (COP)
Flora Growth Corp. Sucursal Colombia	Colombia	100%	Colombian Peso (COP)
Hemp Textiles & Co. LLC	United States	100%	United States Dollar (USD)
Hemp Textiles & Co. S.A.S.	Colombia	100%	Colombian Peso (COP)
Flora Beauty LLC	United States	87%	United States Dollar (USD)
Flora Beauty LLC Sucursal Colombia	Colombia	100%	Colombian Peso (COP)
Kasa Wholefoods Company S.A.S.	Colombia	90%	Colombian Peso (COP)
Kasa Wholefoods Company LLC	United States	90%	United States Dollar (USD)
Flora Lab S.A.S. (formerly Grupo Farmaceutico Cronomed S.A.S.)	Colombia	100%	Colombian Peso (COP)
Labcofarm Laboratorios S.A.S.	Colombia	100%	Colombian Peso (COP)
Breeze Laboratory S.A.S.	Colombia	90%	Colombian Peso (COP)

Basis of measurement

The interim condensed consolidated financial statements of the Company have been prepared on an accrual basis except for cash flow information and are based on historical cost except for financial instruments measured at fair value. The unaudited interim condensed consolidated financial statements are presented in thousands of United States dollars unless otherwise noted.

3. TRADE AND AMOUNTS RECEIVABLE
The trade and other receivables balance as at June 30, 2021 and December 31, 2020 consists of trade accounts receivable, amounts recoverable from the Government of Canada for Harmonized Sales Taxes (“HST”) and amounts receivables.

	June 30, 2021	December 31, 2020

Trade accounts receivable	$773	$254
HST receivable	570	459
Other amounts receivable	252	209
Total	$1,594	$922

Trade accounts receivable is presented net of allowance of $100.

4. LOANS RECEIVABLE AND ADVANCES

Loans Receivable and advances- 2021

As  of June 30, 2021, the Company had provided a loan of CHF250 ($275) to Koch and Gsell.  The purpose of making this loan was to provide Koch and Gsell with additional workingcapital .  The loan is secured by a general security agreement, an interest rate at LIBOR plus 1.00% per annum and payable on the maturity date.  The Maturity date of the loan is August 28th, 20201

Loans Receivable and advances- 2020

As of December 31, 2020, the Company had provided a loan of $224 to Sanaty IPS S.A.S. (“Sanaty”).  The purpose of making this loan was to provide working capital to Sanaty as a potential acquisition target.  The loan was repaid in 2021. Sanaty is 28% owned indirectly by Medivolve Inc.  Deborah Battiston is the former Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

As of December 31, 2020, the Company had provided an advance of $78 to Laboratorios Quiprofarma S.A.S. (“Quiprofarma”).  The purpose of making this advance was for a prepayment of the purchase price on the asset acquisition that was closed subsequent to December 31, 2020.

5. INVENTORY

Inventory, as of June 30, 2021 and December 31, 2020, is comprised of the following:

	June 30,	December 31,
	2021	2020
	$	$
Raw materials and supplies - Pharmaceuticals and nutraceuticals	481	174
Raw materials and supplies - Agricultural	15	-
Raw materials and supplies - Foods and Beverages	5	-
Raw materials and supplies - Textile produts	80	8
Total raw materials and supplies	581	182

Work in progress - Pharmaceuticals and nutraceuticals	57	174
Work in progress - Textile produts	7	8
Total work in progress	64	182

Finished goods - Beauty products	54	18
Finished goods - Textiles products	42	37
Finished goods - Pharmaceuticals and nutraceuticals	149	274
Finished goods - Beverages and food products	149	29
Total finished goods	394	358
Reserves	(78)	-

Total	961	540

As of June 30, 2021 and December 31, 2020, the Company does not have any biological assets.

During the six months period ended June 30, 2021, $1,106 of inventory was expensed to cost of sales (2020 - $nil).

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

6. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress $	Machinery and Office equipment $	Vehicle $	Land $	Subtotal $	Right of use assets $	Total $
Cost as at December 31, 2020	136	130	39	131	436	379	815
Additions	19	1,113	-	1,064	2,196	-	2,196
Foreign exchange translation	(10)	(19)	(3)	(10)	(41)	(31)	(72)
Cost as at June 30, 2021	145	1,112	36	1,185	2,478	348	2,827

Accumulated depreciation
Accumulated depreciation as at December 31, 2020	-	(21)	(4)	-	(25)	(61)	(86)
Depreciation	-	(40)	(4)	-	(44)	(45)	(89)
Foreign exchange translation	-	3	-	(3)	-	5	4
Accumulated depreciation as at June 30, 2021	-	(58)	(8)	(3)	(69)	(101)	(171)

Net book value
As at June 30, 2021	145	1,054	28	1,182	2,409	247	2,656
As at December 31, 2020	136	109	35	131	411	318	729

The Company is constructing greenhouses in Colombia, the expenditures for which are recorded as construction in progress which is not currently being depreciated.  Depreciation will commence when construction is complete, and the facility is available for its intended use. All of the Company’s property, plant and equipment is domiciled in Colombia.

7. ASSET ACQUISITION AND INVESTMENT

Asset acquisition
On January 12, 2021, the Company acquired certain laboratory assets from Laboratorios Quipropharma S.A.S. (“Quipropharma”). The purchase price was COP1,200,000 ($350) which has been fully paid.  Additionally, the Company also entered into an agreement with Quipropharma to purchase certain real estate assets for COP3,940,000 ($1,143). The Company advanced COP1,300,000 ($377) related to the real estate acquisition which has been fully paid.  The remaining balance of COP2,640,000 ($709) has been deposited to an account in trust and is recorded as restricted cash on the condensed interim consolidated statement of financial position, pending the transfer of title of the real estate assets.

This acquisition did not meet the definition of a business combination under IFRS 3 and was therefore recorded as an asset acquisition. The asset acquisition was recorded at 100% of the fair value of the net assets acquired.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

Property and equipment	$ 1,493
Total consideration paid	$ 1,493

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

8. INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the six months period ended June 30, 2021 is as follows:

	Licenses	Customer relationships	Trademarks and brands	Goodwill	Total
Cost
At January 1, 2021 and June 30, 2021	$410	$189	$121	$431	$1,151

Accumulated Amortization
At January 1, 2021	$64	$-	$-	$-	$64
Additions	26	-	-	-	$26
At June 30, 2021	$90	$-	$-	$-	$90

Foreign Currency translation	1	-	-	-	1

Net book value at June 30, 2021	$321	$189	$121	$431	$1,062

The Company’s intangible asset acquired in 2019 consist of a license is for the production of non-psychoactive cannabis products on its property located in Colombia. The Company’s intangible asset acquired in 2020 consist of customer relationships, tradenames/brands and licenses and certifications for formulations as a result of the acquisitions of Kasa Wholefoods Company S.A.S., Breeze Laboratory S.A.S and Flora Lab S.A.S. (formerly Grupo Farmaceutico Cronomed S.A.S.).

None of the Company’s intangible assets are individually material.  The amortization policy for each class of intangible asset is disclosed in Note 3 to the December 31, 2020 consolidated financial statements.

9. LEASE LIABILITY

The Company’s subsidiary entered into a land lease for 361 hectares of property in the municipality of Giron, in Santander, Colombia. The land is subject to a 6-year lease and is recorded as a right of use asset in property, plant and equipment.  The discount rate used to calculate the lease liability is 5.2%.
The Company’s subsidiary has a lease for an administrative office, which began on March 1, 2020, and expires on September 30, 2024 and is recorded as a right of use asset in property, plant and equipment. The incremental borrowing rate used to calculate the lease liability is 21.6%.
A continuity of lease liability for the six months period ended June 30, 2021 is as follows:

As at December 31, 2020	$329
Lease payments	(61)
Interest expense on lease liability	14
Foreign currency translation	(25)
Cancellation of lease	(83)
Acquisition of lease	72
As of June 30, 2021	$246
Current portion	80
Long term portion	$166

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:

Less than one year	$99
One to five years	217
316
Effect of discounting	(70)
246
Potential exposure on extension option (over 5 years) (i)	$325

(i) There is an option to extend the lease in the event that neither the lessee nor the lessor terminates the lease, for an additional five years.

10.     CAPITAL STOCK

a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued

On April 30, 2021, the Company consolidated its issued and outstanding common shares on the basis of one new common share of the Company for every three existing common shares of the Company. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

	Number of shares (thousands)	Stated value $
Balance, December 31, 2020	38,355	$27,254
Initial Public Offering and Regulation A Offering	3,332	16,664
Share issuance costs – cash	-	(2,024)
Share issuance costs – share based	-	(3,016)
Stock warrant exercises	337	65
Balance, June 30, 2021	42,024	$38,943

The Company had the following common share transactions:

Six months ended June 30, 2021

INITIAL PUBLIC OFFERING
On May 13, 2021, the Company closed its Initial Public Offering (“IPO”) upon which it issued 3,333 common shares of the Company at a price of $5 per common share for gross proceeds of $16,667.  On May 11, 2021, the Company was listed on the NASDAQ stock exchange. In connection with the closing, the Company has paid unit issuance costs of $1,796 in cash, issued 632 warrants to the underwriters of the IPO, valued at $1,349 and committed to issue 333 common shares to Luis Merchan, the Chief Executive Officer of the Company, which has been valued at $1,667 based on the IPO price per share of $5.  As the shares have not been issued as of June 30, 2021, they have been recorded to accounts payable and accrued liabilities on the interim condensed consolidated financial statements.

REGULATION A OFFERING
During the six months ended June 30, 2021, the Company issued 26 units of the Company at a price of $2.25 per unit for gross proceeds of $58. Each Unit is comprised of one common share in the capital of the Company, with no par value per share, and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $3.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.  Flora sold the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933.  Additionally, the Company cancelled 28 units of the Company at a price of $2.25 per unit and valued at $61.  The units were cancelled due to non-payment of the subscription price.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

On January 14, 2021, 333 warrants were exercised by an executive officer of the Company at $0.15 for total proceeds of $50.  The warrant valuation of $3 was reallocated from warrants to capital stock.  Additionally, during the six months ended June 30, 2021, 3 warrants were exercised at $3.00 per warrant for gross proceeds of $10, an amount of $2 was reallocated from warrants to capital stock upon the exercise.

11. OPTIONS

The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the Shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements. Stock option vesting terms are subject to the discretion of the board of directors.

Information relating to share options outstanding and exercisable as of June 30, 2021 and December 31, 2020 is as follows:

Balance, December 31, 2020	3,794	$1.08
Granted	408	3.79
Balance, June 30, 2021	4,202	$1.34

Date	Options	Options	Exercise	Grant date	Remaining life
of expiry	outstanding	exercisable	price	fair value	in years

June 28, 2024	2,111	2,111	$0.15	$78	2.99
April 23,2025	250	250	$2.25	344	3.81
July 6, 2025	183	183	$2.25	252	4.02
July 31, 2025	17	17	$2.25	23	4.08
September 8, 2025	67	67	$2.25	92	4.19
November 4, 2025	667	667	$2.25	918	4.35
December 16, 2025	500	500	$2.25	689	4.46
June 3, 2023	8	-	$3.87	1	4.93
June 3, 2026	233	-	$3.87	56	4.93
June 10, 2026	167	-	$3.68	38	4.95
	4,202	3,794	$1.34	$2,491	3.69

The fair value of stock options issued during the six months ended June 30, 2021 was determined at the time of issuance using the Black-Scholes option pricing model with the following weighted average inputs, assumptions and results:

Risk-free annual interest rate	0.92%
Current stock price	$ 3.77
Expected annualized volatility	100%
Expected life (years)	4.91
Expected annual dividend yield	0%
Exercise price	$ 3.77

The total expense related to the fair value of options granted which was recognized in the period ended June 30, 2021 was $95 (2020 - $344).  The options issued in 2021 vest one year following the date of grant.

The expected volatility is based on comparable companies.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

12. WARRANTS
During the period ended June 30, 2021, there were 632 warrants issued as a share issuance costs pursuant to the Initial Public Offering (Note 10(b)).The issue date fair value of the warrants was estimated at $1,349 using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 100% based comparable companies; risk-free interest rate of 0.91% and an expected life of 5 years.

	Number of warrants (thousands)	Weighted average exercise price
Balance, January 1, 2021	9,000	$ 2.26
Granted	632	4.20
Exercised	(337)	0.18
Balance, June 30, 2021	9,295	$ 2.47

The following table shows all warrants outstanding as at June 30, 2021:

Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years

March 15, 2022	2,000	$ 0.15	$ 18	0.71
July 23, 2021- July 20, 2022	6,663	$ 3.00	$ 4,392	0.49
May 10, 2026	233	$ 6.25	$ 831	4.86
May 10, 2026	399	$ 3.00	$ 518	4.86
	9,295	$ 2.47	$ 5,760	0.86

See subsequent events Note 19 – Warrant extension and Warrant exercise.

13. RELATED PARTY DISCLOSURES

Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months to thirty-six months and change of control contingent provisions (Note 14). Key management personnel compensation is comprised of the following:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Directors & officers compensation	$563,062	$81,347	$736,033	$157,638
Share-based payments	1,748,347	-	1,748,347	-
	$2,311,409	$81,347	$2,484,380	$157,638

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, and was determined to be executive officers and directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the board of directors of the Company having regard to the performance of individuals and market trends.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

As of June 30, 2021, nil of the above directors’ and officers’ compensation was included in the trade payables and accrued liabilities (December 31, 2020 – nil). These amounts are unsecured, non-interest bearing and due on demand.

During the six months period ended June 30, 2021, the Company incurred expenses for consulting, rent and promotion services in the amount of $72 (2020 - $66) from 2227929 Ontario Inc. and expenses for consulting in the amount of $60 (2020 -60) from Forbes and Manhattan Inc.

As of June 30, 2021, $2 (December 31, 2020 - $11) was owed to 2227929 Ontario Inc. and $11 (December 31, 2020  - $11) was owed to Forbes and Manhattan and was included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand.  Fred Leigh is a former director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a former director and former Chairman of the Company and is also a director of Forbes and Manhattan Inc.

As of June 30, 2021, $198 (December 31, 2020 - $198) was owed to Medivolve Inc.and was included in trade payables and accrued liabilities, and is unsecured, non-interest bearing and due on demand.  Deborah Battiston is the former Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.  During the year ended December 31, 2020, the Company purchased inventory of $190 from Medivolve Inc.

During the six months period ended June 30, 2021, the Company was to issue 333 shares valued at $1,667 upon the successful closing of the Company’s Initial Public Offering to the Company’s Chief Executive Officer.  This amount has been recorded to share issuance cost – share based on the interim condensed consolidated statement of financial position.

See Note 4 for loans receivable and advances to related parties.

14. COMMITMENTS AND CONTINGENCIES

Management contracts
The Company is party to certain management contracts. Currently, these contracts require payments of CAD$2,532 and $1,185 (approximately $3,231) to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments to certain individuals upon termination of approximately CAD$1,359 (approximately $1,098) pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Shared services and space commitment
The Company has an agreement to share general and administrative, promotion, corporate development, consulting services, and office space with other companies at a cost of CAD$15 per month, with a minimum commitment of CAD$45. This agreement may be terminated by either party giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the other party of termination. These services are provided by 2227929 Ontario Inc. (Note 13).

15. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

June 30, 2021
Stock options (Note 11)	4,202
Warrants (Note 12)	9,295
13,497

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental
The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

Fair value
The Company’s financial instruments measured at amortized cost as at June 30, 2021 and December 31, 2020, consist of cash, restricted cash, trade and amounts receivable, loans receivable, trade payables and accrued liabilities, amounts payable to vendors on business combinations, long term debt and loans payable. The amounts reflected in the interim condensed consolidated statements of financial position approximate fair value due to the short-term maturity of these instruments. The carrying amount of non-current liabilities approximates fair value due to discounting.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company’s investment in Hoshi is measured as a level 3 fair value financial instrument within the fair value hierarchy as at June 30, 2021.

Level 3 Hierarchy

Within Level 3, the Company includes private company investments that are not quoted on an exchange.  The key assumptions used in the valuation of these investments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments.  Such changes may have a significant impact on the Company’s financial condition or operating results.

The fair value of the Hoshi investment was categorized as a recent transaction as the valuation technique and marketability of shares was the significant unobservable input used with Level 3 as at June 30, 2021.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Risk management overview
The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these condensed interim consolidated financial statements.

Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade and other receivables, loans receivable and cash held with banks and other financial intermediaries.

The carrying amount of the cash, restricted cash, trade and amounts receivables and loan receivable represents the maximum credit exposure which amounted to $22,052 as at June 30, 2021 (December 31, 2020 - $16,747).

The Company has assessed that there has been no significant increase in credit risk of the loans receivable from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on the loans’ receivable and advances as at June 30, 2021 and December 31, 2020.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk for customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2021, the Company identified certain accounts that may result in a credit loss on its accounts receivable, for which expected credit losses are recognized.

The Company held cash and restricted cash of $18,806 and $709, respectively at June 30, 2021 (December 31, 2020 - $15,523 and nil), of which, $18,805 (December 31, 2020 - $15,393) is held with central banks and financial institution counterparties that are highly rated. The remaining amount of $1 (December 31, 2020 - $130) is held with a financial intermediary in Colombia. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at June 30, 2021 and December 31, 2020.

Market risk
Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

   Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at June 30, 2021, the Company had the following monetary assets and liabilities denominated in foreign currencies:

June 30, 2021	CAD	COP	EUR	CHF
Cash	$1,206	3,061,465	$114	$-
Restricted cash	-	2,627,146	-	-
Trade and other amounts receivable	570	3,164,525	-	-
Loans receivable	-	-	-	250
Prepaid expenses	-	2,818,958	-	-
Inventory	-	3,558,624	-	-
Trade payables and accrued liabilities	(201)	(9,213,840)	-	-
Lease liability	-	(909,638)	-	-
Long term debt	-	(369,888)	-	-
	$1,575	4,737,351	114	250

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

As of December 31, 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2020	CAD	COP	EUR
Cash	$1,839	889,204	$118
Amounts receivable	594	1,478,432	-
Prepaid expenses	-	1,171,419	-
Trade payables	(581)	(4,032,077)	-
Accrued liabilities	(120)	-	-
Lease liability	-	(1,126,542)	-
Long term debt	-	(1,098,081)	-
	$1,732	(2,717,645)	118

Monetary assets and liabilities denominated in Canadian dollars, Colombian pesos, Euros and Swiss Francs are subject to foreign currency risk. As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $64 (December 31, 2020 - $68) in the Company’s net loss. As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Colombian peso with all other variables held constant, there would have been a change of approximately $64 (December 31, 2020 - $40) in the Company’s other comprehensive income. As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Euro with all other variables held constant, there would have been a change of approximately $6 (December 31, 2020 – $7) in the Company’s other comprehensive income.  As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Swiss Franc with all other variables held constant, there would have been a change of approximately $13 (December 31, 2020 – nil) in the Company’s other comprehensive income.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $5,728, amounts payable to vendors on business combination of nil, long term debt of $100 and lease liability of $246 as of June 30, 2021. The Company had cash of $18,806 and restricted cash of $709 as at June 30, 2021. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Novel Coronavirus (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

17. CAPITAL MANAGEMENT

The Company considers the aggregate of its common shares, options, warrants and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

At June 30, 2021, the Company has minimal cash-generating operations; therefore, the main source of cash flow is generated from financing activities. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

The Company is not subject to any external capital requirements. During the six months ended June 30, 2021 there were no changes in the Company’s approach to capital management.

18.             SEGMENTED INFORMATION

The Company is engaged in the growth, cultivation, and development of medicinal cannabis and medicinal cannabis derivative products through its Colombian subsidiary. The Company is also engaged in the beauty products, hemp industries, beverage and food and pharmaceuticals and nutraceuticals through its other Colombian and American subsidiaries. Management has defined the operating segments of the Company based on operational areas, identifying operations in cannabis growth and derivative production, beauty products, hemp industries, beverage and food and pharmaceuticals and nutraceuticals separate reporting segments. The Corporate segment reflects balances and expenses related to all Company operations outside of Colombia and the United States which collectively represent the corporate operations of the Company and operating segments below quantitative thresholds for individual reporting (beverage and food, and pharmaceuticals and nutraceuticals). The following tables show information regarding the Company’s segments for the six months period ended June 30, 2021.

For the six months ended June 30, 2021	Cannabis growth and derivative production		Beauty products		Hemp industries		Beverage and food		Pharmaceuticals and nutraceuticals		Corporate		Total
	$		$		$		$		$		$		$

Revenue		-		213		73		310		1,522		-		2,118

Cost of Sales		-		97		16		223		770		-		1,106
Gross profit		-		116		57		87		752		-		1,012

Expenses
Consulting and management fees (Note 13)		129		467		41		57		248		980		1,922
Professional fees		54		20		1		1		99		590		765
General and administrative		88		317		139		92		267		1,430		2,333
Travel expenses		6		18		-		1		-		119		144
Share based compensation (Note 11)		-		-		-		-		-		95		95
Depreciation and amortization (Notes 6 and 8)		66		19		-		-		34		-		119
Research and development		85		-		-		-		-		-		85
Foreign exchange loss		-		-		-		-		(38)		(40)		(78)
Total expenses		428		841		181		151		610		3,174		5,385

Loss before the undernoted items		(428)		(725)		(124)		(64)		142		(3,174)		(4,373)
Interest expense		-		6		2		-		56		-		64
Bad debt expense		-		-		-				100		-		100
Other income		-		-		-		-		(64)		(3)		(67)
Net loss for the period		$(428)		$(731)		$(126)		$(64)		$50		$(3,171)		$(4,470)

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

Geographical Segments
	Colombia		United States		Canada		Total
	$		$		$		$
Non-current assets at June 30, 2021		3,718		-		2,430		6,148
Liabilities at June 30, 2021		3,135		-		3,078		6,213

Non-current assets at December 31, 2020		1,818		-		-		1,818
Liabilities at December 31, 2020		1,922		12		1,268		3,202

Period ended June 30, 2021
Net revenue		2,069		49		-		2,118
Gross profit		1,009		3		-		1,012

19.             SUBSEQUENT EVENTS

VESSEL BRAND INC. ACQUISITION
On August 17, 2021, Flora signed a Letter of Intent (the “LOI”) to acquire 100% of Vessel Brand Inc. (“Vessel”) for consideration of an aggregate amount of $30 million to be satisfied by a combination of a cash payment and/or the issuance of Flora common shares. The completion of the transaction to acquire Vessel is subject to customary closing conditions, including due diligence to the satisfaction of both parties and the entering into of definitive agreements.

WARRANT EXERCISE
Subsequent to June 30, 2021, 2,807 warrants were exercised at $3 for gross proceeds of $8,417.

WARRANT EXTENSION
Subsequent to June 30, 2021, the Company extended the expiry date of the warrants granted under the Regulation A Offering by three months.

HOSHI EQUITY INVESTMENT CLOSED
Subsequent to June 30, 2021, the Company closed its 2 million Euro investment in Hoshi. The company will receive 2,000,000 share purchase warrants from Hoshi to acquire 2,000,000 common shares of Hoshi in exchange for 225,000 common shares of the Company. This exchange will strengthen the long-term strategic alignment between Hoshi management and the Company as well as increasing the Company’s investment in Hoshi.

Flora Growth Corp.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020 and the period from incorporation on
March 13, 2019 to December 31, 2019

(Expressed in United States Dollars)

To the Shareholders and Directors of
Flora Growth Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Flora Growth Corp. (the “Company”), as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the year ended December 31, 2020 and the period from incorporation (March 13, 2019) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from incorporation (March 13, 2019) to December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ DAVIDSON & COMPANY LLP
Chartered Professional Accountants

Vancouver, Canada

April 20, 2021

Flora Growth Corp.
Consolidated Statements of Financial Position
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

As at December 31,	2020	2019

ASSETS
Current
Cash	$15,523	$140
Trade and amounts receivable (Note 5)	922	20
Loans receivable and advances (Note 6)	302	91
Prepaid expenses	347	210
Inventory (Note 7)	540	-
Total current assets	17,634	461
Non-current
Property, plant and equipment (Note 8)	411	144
Right of use assets (Note 8)	318	291
Intangible asset (Note 10)	658	277
Goodwill (Note 10)	431	-
Total assets	$19,452	$1,173

LIABILITIES
Current
Trade payables and accrued liabilities (Note 17)	$1,809	$1,149
Amounts payable to vendors on business combinaitons (Note 9)	605	-
Loans payable (Note 11)	-	1,030
Current portion of long term debt (Note 13)	251	-
Current portion of lease liability (Note 12)	78	53
Total current liabilities	2,743	2,232
Non-current
Non-current debt (Note 13)	69	-
Non-current lease liability (Note 12)	251	246
Deferred tax (Note 20)	139	-
Total liabilities	3,202	2,478

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 14(b))	27,254	1,400
Options (Note 15)	2,396	86
Warrants (Note 16)	3,961	21
Accumulated other comprehensive income	39	23
Deficit	(17,287)	(2,824)
Non-controlling interest	(113)	(11)
Total Shareholders' equity (deficiency)	16,250	(1,305)
Total liabilities and shareholders' equity (deficiency)	$19,452	$1,173

Commitments and contingencies (Note 18)
Subsequent events (Note 24)

APPROVED ON BEHALF OF THE BOARD

Signed  “Damian Lopez”, DIRECTOR

Signed  “Bernard Wilson”, DIRECTOR

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	For the year ended December 31, 2020	For the period from incorporation (March 13, 2019) to December 31, 2019

Revenue (Note 23)	$106	$-

Cost of sales	35	-
Gross Profit	$71	$-

Expenses
Consulting and management fees (Note 14(b) and 17)	$4,752	$2,001
Professional fees	794	183
General and administrative	1,400	175
Travel expenses	428	306
Share based compensation (Note 15)	4,901	107
Depreciation and amortization (Notes 8 and 10)	113	26
Research and development	78	21
Foreign exchange loss	20	6
Total expenses	12,486	2,825

Loss before the undernoted items	(12,415)	(2,825)
Goodwill impairment (Note 10)	1,816	-
Interest expense	30	19
Transaction costs (Note 9)	132	-
Other income	(59)	-
Net loss for the period	$(14,334)	$(2,844)

Other comprehensive loss
Exchange differences on foreign operations	(16)	(23)
Total comprehensive loss for the period	$(14,350)	$(2,821)

Net loss attributable to:
Flora Growth Corp.	$(14,170)	$(2,824)
Non-controlling interests	$(164)	$(20)

Comprehensive loss attributable to:
Flora Growth Corp.	$(14,186)	$(2,801)
Non-controlling interests	$(164)	$(20)

Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.16)	$(0.06)
Weighted average number of common shares outstanding (thousands)- basic and diluted (Note 19)	89,704	44,676

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statements of Shareholders' Equity (Deficiency)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	Common Shares (thousands)		Options	Warrants	Accumulated other comprehensive loss	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$		$
Balance, March 13, 2019	-	-	-	-	-	-	-	-
Incorporation share	-	-	-	-	-	-	-	-
Common shares issued (Note 14(b))	70,000	1,400	-	-	-	-	-	1,400
Options issued (Note 15)	-	-	86	-	-	-	-	86
Warrants issued (Note 16)	-	-	-	21		-	-	21
Acquisition of Cosechemos (Note 9)	-	-	-	-	-	-	9	9
Other comprehensive loss - exchange differences on foreign operations	-	-	-	-	23	-	-	23
Loss for the period	-	-	-	-	-	(2,824)	(20)	(2,844)

Balance, December 31, 2019	70,000	1,400	86	21	23	(2,824)	(11)	(1,305)

Balance, December 31, 2019	70,000	1,400	86	21	23	(2,824)	(11)	(1,305)

Regulation A Offering (Note 14(b))	40,000	25,605	-	4,395	-	-	-	30,000
Share issuance costs (Note 14(b))	-	(2,652)	-	(455)	-	-	-	(3,107)
Common shares issued for services (Note 14(b))	4,000	2,560	-	-	-	-	-	2,560
Common shares issued for acquisitions (Note 14(b))	475	304	-	-	-	(317)	62	49
Options exercised	600	37	(7)	-	-	-	-	30
Options issued (Note 15)	-	-	2,341	-	-	-	-	2,341
Options expired	-	-	(24)	-	-	24	-	-
Other comprehensive loss - exchange differences on foreign operations	-	-	-	-	16	-	-	16
Loss for the year	-	-	-	-		(14,170)	(164)	(14,334)
Balance, December 31, 2020	115,075	27,254	2,396	3,961	39	(17,287)	(113)	16,250

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statements of Cash Flows
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	Year ended Decemer 31, 2020	For the period from incorportion (March 13, 2019) to December 31, 2019

CASH FROM OPERATING ACTIVITIES:
Net loss for the period	$(14,334)	$(2,844)
Items not involving cash:
Share-based compensation (Notes 14(b) & 15)	4,901	107
Goodwill impairment (Note 10)	1,816	-
Bonus paid in shares (Note 14(b))	-	1,400
Loans settled with services (Note 6)	71
Depreciation and amortization (Notes 8 and 10)	113	26
Accrued interest on loans receivable (Note 6)	(54)	-
Accrued interest on loans payable (Note 11)	13	20
	(7,474)	(1,291)

Net change in non‑cash working capital
Trade and other receivables	(543)	(19)
Inventory	(55)	-
Prepaid expenses	(26)	(170)
Trade payables and accrued liabilities	(323)	1,026
	(947)	837
Net cash flows from operating activities	(8,421)	(454)

CASH FROM FINANCING ACTIVITIES:
Regulation A Offering (Note 14(b))	30,000	-
Unit issue costs (Note 14(b))	(3,107)	-
Exercise of options (Note 14(b))	30	-
Repayments of lease liaility (Note 12)	(64)	(5)
Loans received (Note 11)	6	1,010
Interest paid (Note 11)	(33)	-
Loan repayments (Note 11)	(1,016)	-
Net cash flows from financing activities	25,816	1,005

CASH FROM INVESTING ACTIVITIES:
Loans provided (Notes 6 and 9)	(2,200)	(390)
Repayment of loans provided (Note 6)	1,000	-
Acquisition of equipment (Note 8)	(234)	(140)
Business and asset Acquisitions (Note 9)	(730)	99
Net cash flow from investing activities	(2,164)	(431)

Effect of exchange rate change	152	20

CHANGE IN CASH DURING THE PERIOD	15,383	140

CASH, beginning of the period	140	-

CASH, end of the period	$15,523	$140

Supplementary information
Interest paid	$33	$-
Income taxes paid	$-	$-
Non-cash consideration on acquisition of minority interests	$304	$-

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

1. NATURE OF OPERATIONS
Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation, on March 13, 2019. The Company is focused on developing business for the purpose of cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. The Company’s head office is located at 65 Queen Street West, Suite 900, Toronto, Ontario, M5H 2M5, Canada.

On July 16, 2019, the Company signed a share purchase agreement to purchase 90% of Cosechemos YA S.A.S (“Cosechemos”). Coshemos is a business domiciled in Colombia whose business purpose is to cultivate and process cannabis into standardized, medicinal-grade oil extracts and related products.  Cosechemos is licensed by the Ministry of Health and Ministry of Justice in Colombia to cultivate, produce derivatives, distribute and commercialize domestically and internationally, derived non-psychoactive cannabis (less than 1% of THC) and by the Ministry of Health to manufacture psychoactive derivatives (more than 1% of THC [tetrahydrocannabinol]) of cannabis.  As at December 31, 2020, Cosechemos has only grown cannabis for test purposes, and has made no commercial sales.

During the year ended December 31, 2020, the Company incorporated several new operating businesses.  Flora Beauty LLC was incorporated in Colorado and a subsidiary Flora Beauty LLC Sucursal Colombia was incorporated in Colombia, operations include the manufacture and sale of make-up and beauty products.  Hemp Textiles & Co. LLC was incorporated in Florida, United States and Hemp Textiles & Co S.A.S. was incorporated in Colombia, and these operations include the manufacture and sale of hemp-based clothing and textiles.  See Note 2 for additional details on the incorporation of these companies and their subsidiaries.  These companies were incorporated with the strategic goal of integrating them into the cannabis operations of the consolidated business.

During the year ended December 31, 2020, the Company also made three strategic acquisitions of operating companies in Colombia, with the intention of ultimately integrating these operations into the cannabis operations of the Company.  These companies’ operations are related to distribution of food and beverages, and manufacture and sale of medical and pharmaceutical products.  These acquisitions are further described in Note 9.

These consolidated financial statements have been prepared on a going concern basis, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

2. BASIS OF PRESENTATION
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.
Statement of compliance
These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies set out below have been consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 19, 2021.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control. As at December 31, 2020, the Company had the following subsidiaries:

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Subsidiaries	Country of incorporation	Ownership	Functional currency

Cosechemos YA S.A.S.	Colombia	90%	Colombian Peso (COP)
Flora Growth Corp. Sucursal Colombia	Colombia	100%	Colombian Peso (COP)
Hemp Textiles & Co. LLC	United States	100%	United States Dollar (USD)
Hemp Textiles & Co. S.A.S.	Colombia	100%	Colombian Peso (COP)
Flora Beauty LLC	United States	87%	United States Dollar (USD)
Flora Beauty LLC Sucursal Colombia	Colombia	100%	Colombian Peso (COP)
Kasa Wholefoods Company S.A.S.	Colombia	90%	Colombian Peso (COP)
Kasa Wholefoods Company LLC	United States	90%	United States Dollar (USD)
Grupo Farmaceutico Cronomed S.A.S.	Colombia	100%	Colombian Peso (COP)
Labcofarm Laboratorios S.A.S.	Colombia	100%	Colombian Peso (COP)
Breeze Laboratory S.A.S.	Colombia	90%	Colombian Peso (COP)

Flora Beauty LLC was incorporated on January 14, 2020, and it’s 100% owned subsidiary Flora Beauty LLC Surcursal Colombia was incorporated on June 24, 2020.

Hemp Textiles & Co. LLC was incorporated on August 17, 2020, and it’s 100% owned subsidiary Hemp Textiles S.A.S. was incorporated on June 25, 2020.

Kasa Wholefoods Company LLC, a 100% owned subsidiary of Kasa Wholefoods Company S.A.S. was incorporated on April 1, 2020.

Refer to Note 9 for acquisition of minority interests completed during the year ended December 31, 2020.

Basis of measurement
The consolidated financial statements of the Company have been prepared on an accrual basis except for cash flow information and are based on historical cost except for financial instruments measured at fair value. The consolidated financial statements are presented in United States dollars unless otherwise noted.

3. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements for the year ended December 31, 2020.
Business combination
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition related costs are generally recognized in profit or loss as incurred. At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of identifiable assets acquired and liabilities assumed. If, after assessment, the net of the acquisition date amounts of identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of noncontrolling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for those items for which the accounting is incomplete. The provisional amounts are adjusted during the measurement period, or additional assets or liabilities may be recognized to reflect additional information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Foreign currency translation
The presentation currency and functional currency of the Company is the United States dollar.

Translation into functional currency
Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising on translation are presented in the consolidated statement of loss and comprehensive loss.

Translation into presentation currency
The assets and liabilities of foreign operations are translated into United States dollars at year-end exchange rates. Revenue and expenses, and cash flows of foreign operations are translated into United States dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in shareholders’ equity. The cumulative exchange differences are reclassified to profit or loss upon the disposal of the foreign operation.

Share based compensation
Share based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to accumulated deficit.

Provisions
General
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

The expense relating to any provision is presented in the consolidated statement of loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of loss.

Cash
Cash in the consolidated statement of financial position includes cash on hand and deposits held with banks and other financial intermediaries that have a maturity of less than three months at the date they are acquired.

Financial assets

Initial recognition and measurement
The Company aggregates its financial assets in accordance with IFRS 9, Financial Instruments, into classes at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows. Non-derivative financial assets are classified and measured as “financial assets at fair value”, as either fair value through profit or loss “FVPL” or fair value through other comprehensive income “FVOCI”, and “financial assets at amortized cost”, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification.

Subsequent measurement – Financial assets at amortized cost
After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. In these consolidated financial statements, cash, trade and other receivables, and loans receivable are classified in this category.

Subsequent measurement – Financial assets at FVPL
Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in other income or expense in the statement of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement – Financial assets at FVOCI
Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statement of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statement of loss when the right to receive payments is established.

Derecognition
A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets
Financial assets classified subsequently as amortized cost are subject to impairment based on the expected credit losses “ECL’s”. The Company’s only financial assets subject to impairment are cash, trade and other receivables, and loans receivable, which are measured at amortized cost.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Critical to the determination of ECL’s is the definition of default and the definition of a significant increase in credit risk. The definition of default is used in measuring the amount of ECL’s and in the determination of whether the loss allowance is based on a 12-month or lifetime ECL’s. The Company considers the following as constituting an event of default: the borrower is past due more than 90 days on any material credit obligation, or the borrower is unlikely to pay its credit obligations to the Company in full. The Company monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Company will measure the loss allowance based on 12-month ECL’s. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial asset at the reporting date based on the remaining maturity of the instrument with risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial asset was first recognized.

Financial liabilities

Initial recognition and measurement
Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payables and accrued liabilities, loans payable and long-term debt which are measured at amortized cost.  All financial liabilities are recognized initially at fair value.

Subsequent measurement – Financial liabilities at amortized cost
After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial liabilities at FVPL
Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in other income or expense in the consolidated statement of loss. In these consolidated financial statements, trade payables and accrued liabilities, lease liability and loans payable are measured at amortized cost.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statement of loss.

Inventories
Inventories are comprised of raw materials and finished goods. Finished products include beauty products, textiles products, pharmaceuticals and nutraceuticals, and beverages and food products.  Inventories are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventory cost is determined on an average cost basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials, freight-in and duty. Finished goods include the cost of direct materials and labor and a proportion of manufacturing overhead allocated based on normal production capacity.

To date the Company has only grown cannabis for test purposes and all plants grown have been subsequently destroyed.  As such, there are no amounts included in inventory related to cannabis products or biological assets at December 31, 2020 or 2019.

Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The impact of changes in inventory reserves is reflected in cost of sales. To the extent that circumstances have changed subsequently such that the net realizable value has increased, previous write-downs are reversed and recognized in net income (loss) in the year during which the reversal occurs.

Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Depreciation is provided for on a straight-line basis over the assets’ estimated useful lives, which management has determined to be as follows:

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Machinery and office equipment        5-10 years
Vehicle                                               10 years
Right-of-use assets     Lesser of useful life and remaining term of the lease

The Company assesses an asset’s residual value, useful life and depreciation method at each financial year end and makes adjustments if appropriate. During their construction, property, plant and equipment are not subject to depreciation. When the asset is available for use, depreciation commences.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in the consolidated statement of loss of the related year.

Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The Company’s finite-lived intangible assets are amortized as follows:

Customer relationships     5-10 years
Trademarks and brands    10 years
Licenses                            5-10 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively.

Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company does not have any intangible assets with indefinite useful lives as at December 31, 2020 or 2019.

Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed for impairment as at the consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount in which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Share capital
Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects.  The fair value of options and warrants is determined using the Black Scholes model.  Warrants attached to units along with common shares are measured with the relative fair value method.

Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Revenue Recognition
The Company generates revenues from the sale of consumer products, including food and beverage products, pharmaceuticals, make-up and beauty products, and hemp and textile products.
Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Gross revenue excludes duties and taxes collected on behalf of third parties. Net revenue from sale of goods, as presented in the statement of operations and comprehensive income, represents revenue from the sale of goods less expected price discounts, returns on sales of defective products and customer rebates.
The Company's contracts with customers for the sales of products, and in some cases, including delivery of the products, consist of one performance obligation. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control is transferred to the customer, which is on shipment or delivery, depending on the contract. The Company's payment terms range from 0 to 30 days from the transfer of control.
Revenue from services are recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for rendering promised services to a customer. The Company has concluded that revenue from the services provided should be recognized as services are rendered. The Company's payment terms range from 0 to 30 days from the invoice date.

Leases
At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property, plant and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Loss per share
Basic loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. The diluted loss per share calculation excludes any potential conversion of options and warrants that would be anti-dilutive.

Non-controlling interests
Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the net assets, determined on an acquisition-by-acquisition basis at the date of acquisition. Subsequently, the NCI’s share of net loss and comprehensive loss is attributed to the NCI.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Presentation of comparative financial statements
The presentation of right-of-use assets was changed in the year ended December 31, 2020, to be presented separately from property, plant and equipment on the statement of financial position.  The same change was made as at December 31, 2019 in these consolidated financial statements for consistent presentation, with no impact on net assets or profit and loss.

Adoption of amendments to accounting standards
IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business.  This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs.  In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  For acquisitions that do not meet the definition of a business under IFRS 3, the Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired. The Company has adopted these amendments during the current period and these amendments have not resulted in a material impact on these consolidated financial statements.

Accounting pronouncements not yet adopted
The Company is not aware of any upcoming accounting pronouncements which are expected to have a material impact on its financial position or results of operations.

4. CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Although these estimates are based on management’s best estimates of the amount, event or actions, actual results could differ from those estimates and these estimates could be material.

The areas which require management to make significant judgments, estimates and assumptions include, but are not limited to:

Determination of functional currency
The Company determines the functional currency through an analysis of several indicators such as financing activities, cash flows from operating activities and frequency of transactions within the reporting entity.

Expected credit losses on financial assets
Determining an allowance for expected credit losses for all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Share based payment transactions
The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments at the date at which they are vested. Estimating fair value for share based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock price, stock option, risk-free interest rates, volatility and dividend yield.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Contingencies and provisions
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us, un-asserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a provision or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements.

Inventory
Inventory is valued at the lower of cost and net realizable value. Determining net realizable value requires the Company to make assumptions about estimated selling prices in the ordinary course of business, the estimated costs of completion and the estimated variable costs to sell.

Business combinations
In a business combination, the Company may acquire assets and assume certain liabilities of an acquired entity. Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Estimates are made as to the fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date, as well as the fair value of consideration paid and contingent consideration payable. In certain circumstances, such as the valuation of property, plant and equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The determination of these fair values involves a variety of assumptions, include revenue growth rates, expected operating income, discount rates, and earnings multiples.

Estimated useful lives and depreciation of property, plant and equipment, right-of-use asset and intangible assets with finite lives
Depreciation and amortization of property, plant and equipment, right-of-use asset and intangible assets with finite lives are dependent upon estimates of useful lives and when the asset is available for use, which are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws and technological improvements.

Impairment of property, plant and equipment, right-of-use asset and intangible assets other than goodwill
The assessment of any impairment on property, plant and equipment, right-of-use asset and intangible assets other than goodwill is dependent upon estimates of recoverable amounts. As the recoverable amount is the higher of fair value less costs of disposal and value in use, management must consider factors such as economic and market conditions, estimated future cash flows, discount rates and asset specific risks.

Impairment of goodwill
The impairment test for cash generating units ("CGUs") to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions including, but not limited to, the cash flow growth rate and the discount rate.

Determination of CGUs
Management is required to use judgement in determining which assets or group of assets make up appropriate CGUs for the level at which goodwill and intangible assets with indefinite lives are tested for impairment. A CGU is defined as the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

5. TRADE AND AMOUNTS RECEIVABLE
The trade and other receivables balance as at December 31, 2020 and 2019 consists of trade accounts receivable, amounts recoverable from the Government of Canada for Harmonized Sales Taxes (“HST”) and amounts receivables.

	December 31, 2020	December 31, 2019

Trade accounts receivable	$254	$-
HST receivable	459	19
Amounts receivables	209	1
Total	$922	$20

Trade accounts receivable is presented net of allowance of $116.
6. LOANS RECEIVABLE AND ADVANCES
Loans Receivable and advances- 2020
As at December 31, 2020, the Company had provided a loan of $224 to Sanaty IPS S.A.S. (“Sanaty”).  The purpose of making this loan was to provide working capital to Sanaty as a potential acquisition target.  The loan is unsecured, non-interest bearing and due on demand.  Imputed interest of $6 was not considered significant.  Sanaty is 28% owned indirectly by Medivolve Inc.  Deborah Battiston is the Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.

As at December 31, 2020, the Company had provided an advance of $78 to Laboratorios Quiprofarma S.A.S. (“Quiprofarma”).  The purpose of making this advance was for a prepayment of the purchase price on the asset acquisition that was closed subsequent to December 31, 2020.  See Note 24.

Loans Receivable and advances- 2019
As at December 31, 2019, the Company had granted a loan to Kasa Wholefoods Company S.A.S (“Kasa”).  The purpose of making this loan was to provide working capital to Kasa as a potential acquisition target, and on December 29, 2020 the Company signed a share purchase agreement with Kasa.  See Note 9.  The loan accrued interest with an annual interest rate of 5%, was unsecured, and was payable on demand.  As at December 31, 2019, the Company had a loan receivable of $91.087 of which $91 was principal and $0.087 was interest.
The Company had granted a loan of $1,000 to Newdene Gold Inc. (“Newdene”).  The loan accrued interest with an annual interest rate of 6% and was payable six months following the closing date of February 12, 2020.  The loan was secured by a securities pledge agreement in favor of the Company creating a security interest of 2,000 common shares in the capital of Flora.  On November 23, 2020, the Newdene loan of $1,000 plus interest of $47 was repaid in full.
The Company had granted a loan of CAD$100 ($71) to Consultancies and Consultancies of Latam by GM LLC (“Consultancies”).  The loan accrued interest with an annual interest rate of 5% and was payable sixty days following the closing date of April 17, 2020.  The loan to Consultancies and Consultancies of Latam by GM LLC (“Consultancies”) of CAD$100 ($71) plus interest of $2 has been repaid in full via services provided.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

7. INVENTORY

Inventory, as at December 31, 2020 and 2019, is comprised of the following:

	2020	2019
	$	$
Raw materials and supplies - Pharmaceuticals and nutraceuticals	174
Raw materials and supplies - Textile produts	8	-
Total raw materials and supplies	182	-

Finished goods - Beauty products	18
Finished goods - Textiles products	37
Finished goods - Pharmaceuticals and nutraceuticals	274
Finished goods - Beverages and food products	29
Total finished goods	358

Total	540	-

As at December 31, 2020 and 2019, the Company does not have any biological assets.

During the year ended December 31, 2020, $35 of inventory was expensed to cost of sales (2019 - $Nil).
8. PROPERTY, PLANT AND EQUIPMENT
Cost	Construction in progress $	Machinery and Office equipment $	Vehicle $	Land $	Subtotal $	Right of use assets $	Total $
As at March 13, 2019	-	-	-	-	-	-	-
Additions	99	1	40	-	140	-	140
Asset acquisition (Note 9)	-	1	-	-	1	288	289
Foreign exchange translation	4	-	1	-	5	18	23
Cost as at December 31, 2019	103	2	41	-	146	306	452
Additions	35	77	-	122	234	-	234
Business combinations (Note 9)	-	41	-	-	41	85	126
Foreign exchange translation	(2)	10	(2)	9	15	(12)	3
Cost as at December 31, 2020	136	130	39	131	436	379	815

Accumulated depreciation
As at March 13, 2019	-	-	-	-	-	-	-
Depreciation	-	(2)	-	-	(2)	(13)	(15)
Foreign exchange translation	-	-	-	-	-	(2)	(2)
Accumulated depreciation as at December 31, 2019	-	(2)	-	-	(2)	(15)	(17)
Depreciation	-	(14)	(4)	-	(18)	(42)	(60)
Foreign exchange translation	-	(5)	-	-	(5)	(4)	(9)
Accumulated depreciation as at December 31, 2020	-	(21)	(4)	-	(25)	(61)	(86)

Net book value
As at December 31, 2019	103	-	41	-	144	291	435
As at December 31, 2020	136	109	35	131	411	318	729

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

The Company is constructing greenhouses in Colombia, the expenditures for which are recorded as construction in progress which is not currently being depreciated.  Depreciation will commence when construction is complete, and the facility is available for its intended use. All of the Company’s property, plant and equipment is domiciled in Colombia.
9. ASSET ACQUISITION AND BUSINESS COMBINATIONS
Acquisition of Cosechemos YA S.A.S (the “Acquisition”)
On July 16, 2019, the Company signed a share purchase agreement with the certain third party individuals, the “Vendors”, to purchase 90% of Cosechemos. As consideration for the Cosechemos shares, Flora agreed to (i) pay $80 to the Vendors, and (ii) grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750 within 60 days of Cosechemos earning a net income of $10,000. On October 15, 2019, $80 was paid to the Vendors for the purchase of 90% of Cosechemos. Cosechemos was acquired to gain access to certain cannabis licenses held by Cosechemos in Colombia.  Cosechemos is focused on cultivating, processing and supplying all natural, medicinal-grade cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics and cosmetic companies.  Cosechemos’ operations are in Giron, Santander, Colombia where it has leased a 361 hectare property.

The Free Carry will terminate upon Flora investing an aggregate of $25,000 in Cosechemos.

This acquisition did not meet the definition of a business combination under IFRS 3 and was therefore recorded as an asset acquisition. The asset acquisition was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

$
Current assets	221
Property and equipment	1
Right of use asset	288
Intangible asset	272
Trade and other payables	(104)
Loans payable to Flora Growth Corp.	(299)
Lease liability	(290)
Non-controlling interest	(9)
Total consideration paid	80

Acquisition of Grupo Farmaceutico Cronomed S.A.S. (“Cronomed”)
On December 18, 2020, the Company acquired 100% of Cronomed, pursuant to a share purchase agreement (the “Cronomed Purchase Agreement”) with certain third party individuals, the “Cronomed Vendors”.  As consideration the Company was to pay COP$3,468,631 (approximately $992) in cash.  As at December 31, 2020, $163 remained payable to the Cronomed Vendors and was included in Trade payables and accrued liabilities on the consolidated statement of financial position. In addition, Flora previously paid fees related to the acquisition of $131.

Cronomed is focused on the commercialization and distribution of pharmaceutical and over-the-counter products, including dietary supplements, phytotherapeutic and nutraceutical products, supplements and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. Cronomed’s 100% owned subsidiary, Labcofarm Laboratorios S.A.S. (“Labcofarm”) was incorporated on November 20, 2012 under the laws of Colombia. Labcofarm’s operations include importing raw materials and other products needed for the production of its products.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer, and Cronomed as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired. The purpose of the acquisition was to create future synergies in the Company’s cannabis business.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

$
Current assets	563
Property and equipment	9
Right of use asset	85
Intangible asset	311
Goodwill	728
Trade and other payables	(300)
Long term debt	(186)
Amounts payable to Flora Growth Corp. consolidated group	(30)
Lease liability	(92)
Deferred income tax	(96)
Total consideration paid	992
Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.
For the year ended December 31, 2020, prior to being acquired, Cronomed generated COP3,839,212 ($1,118) in revenues, incurred COP20,335 ($6) in net income.  If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenues of $1,224 and incurred a comprehensive loss of $14,344.
Acquisition of Kasa Wholefoods Company S.A.S. (“Kasa”)
On December 29, 2020, the Company acquired 90% of Kasa Wholefoods Company SAS Colombia (“Kasa”), pursuant to a share purchase agreement (the “Kasa Purchase Agreement”) with the “Kasa Vendors”.  As consideration the Company was to pay $148.3 in cash and discharged certain liabilities of the Kasa Vendors in the amount of $87.3, for aggregate consideration of $236.  As at December 31, 2020, $236 remained payable to the Kasa Vendors and was included in Trade payables and accrued liabilities on the consolidated statement of financial position.

Kasa is a company headquartered in Colombia with a focus on designing, producing and supplying natural, no additive-added, no sugar-added juices, chocolate and chocolate related products to large channel distributors, including wholesale distributors, pharmacies, supermarkets and online distributors. Kasa’s business operations are primarily in Colombia. Kasa’s 100% owned subsidiary, Kasa Wholefoods Company LLC, was incorporated on April 1, 2020 under the laws of Florida, United States. Kasa was acquired to gain access to research and development efforts on a water-soluble cannabinoid solution to infuse cannabinoids into its products.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer, and Kasa as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

$
Current assets	331
Property and equipment	9
Intangible asset	48
Goodwill	834
Trade and other payables	(246)
Long term debt	(107)
Amounts payable to Flora Growth Corp. consolidated group	(591)
Deferred income tax	(15)
Non-controlling interest	(27)
Total consideration paid	236
Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.
For the year ended December 31, 2020, prior to being acquired, Kasa generated COP562,696 ($161) in revenues, incurred COP1,344,916 ($384) in net loss.  If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenues of $267 and incurred a comprehensive loss of $14,734.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Acquisition of Breeze Laboratory S.A.S. (“Breeze”)

On December 29, 2020, the Company acquired 90% of Breeze, pursuant to a share purchase agreement (the “Breeze Purchase Agreement”) with certain third party individuals, the “Breeze Vendors”.   As consideration, the Company was to pay $147.3 in cash and discharged certain liabilities of the Breeze Vendors in the amount of $58.9 for aggregate consideration of $206. As at December 31, 2020, $206 remained payable to the Breeze Vendors and was included in Trade payables and accrued liabilities on the consolidated statement of financial position

Pursuant to the Breeze Purchase Agreement, in the event that the Company elects to merge Breeze and Cronomed, we are required to issue that number of shares of the combined entity to the Breeze Vendors such that collectively the Breeze Vendors would own a 5% equity interest in the combined entity.  In the event that the Company elect not to merge Breeze and Cronomed and instead sell such shares to an arm’s length third party, at the Breeze Vendors’ sole option, the Company has agreed to (a) pay to the Breeze Vendors COP$700,000 (approximately USD$200); (b) pay to the Breeze Vendors 5% of the proceeds from the sale of such shares to the third party; or (c) transfer 10% of such shares to the Breeze Vendors with 8 business days’ notice of any such decision. These provisions were assessed as being contingent consideration, with $Nil value as the Company does not intend to merge Breeze and Cronomed or sell Breeze to an arm’s length third party.

Breeze focuses on the design, development and manufacturing of dermo-cosmetic products to respond to the needs of consumers, health specialists, patients and therapists. Breeze also manufactures magistral formulations in Colombia, which are custom formulations prescribed by physicians according to the individual needs and symptoms of patients and prepared as prescribed by a certified pharmaceutical establishment using cannabis derivatives.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer, and Breeze as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest. The purpose of the acquisition was to create future synergies in the Company’s cannabis business.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

$
Current assets	214
Property and equipment	23
Intangible asset	89
Goodwill	685
Trade and other payables	(430)
Long term debt	(27)
Amounts payable to Flora Growth Corp. consolidated group	(297)
Deferred income tax	(28)
Non-controlling interest	(23)
Total consideration paid	206
Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.
For the year ended December 31, 2020, prior to being acquired, Breeze generated COP1,853,376 ($540) in revenues, incurred COP359,261 ($105) in net income.  If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenues of $646 and incurred a comprehensive loss of $14,245.

Acquisition of Minority interests
On December 29, 2020, we were assigned (i) a 10% membership interest in Flora Beauty LLC (5% owned by Andrés Restrepo and 5% owned by Luis Merchan); (ii) a 10% membership interest in Hemp Textiles & Co LLC owned by Luis Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% owned by Santiago Mora Bahamón, 5% owned by Luis Merchan and 10% owned by Nicolás Vásquez). As consideration for the assignment of such membership interests, we granted 190 shares of our Common Shares to Mr. Restrepo; 190 shares of our Common Shares to Mr. Vazquez; 95 shares of our Common Shares to Mr. Bahamón; and paid $0.3 to Mr. Merchan, who was appointed as the President and Chief Executive Officer by our Board on December 16, 2020.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

10. INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the year ended December 31, 2020 is as follows:

	Licenses	Customer relationships	Trademarks and brands	Goodwill	Total
Cost
At March 13, 2019	$-	$-	$-	$-	$-
Acquired through asset acquistion (Note 9)	272	-	-	-	272
At December 31, 2019	$272	$-	$-	$-	$272

Accumulated Amortization
At March 13, 2019	$-	$-	$-	$-	$-
Additions	11	-	-	-	11
At December 31, 2019	$11	$-	$-	$-	$11

Foreign Currency translation	16	-	-	-	16

Net book value at December 31, 2019	$277	$-	$-	$-	$277

	Licenses	Customer relationships	Trademarks and brands	Goodwill	Total
Cost
At January 1, 2020	$272	$-	$-	$-	$272
Acquired through business combinations (Note 9)	138	189	121	2,247	2,695
Impairment	-	-	-	(1,816)	(1,816)
At December 31, 2020	$410	$189	$121	$431	$1,151

Accumulated Amortization
At January 1, 2020	$11	$-	$-	$-	$11
Additions	53	-	-	-	53
At December 31, 2020	$64	$-	$-	$-	$64

Foreign Currency translation	2	-	-	-	2

Net book value at December 31, 2020	$348	$189	$121	$431	$1,089

The Company’s intangible asset acquired in 2019 consist of a license is for the production of non-psychoactive cannabis products on its property located in Colombia. The Company’s intangible asset acquired in 2020 consist of customer relationships, tradenames/brands and licenses and certifications for formulations as a result of the acquisitions of Kasa, Breeze and Cronomed. See Note 9.

None of the Company’s intangible assets are individually material.  The amortization policy for each class of intangible asset is disclosed in Note 3.

Below is a reconciliation of changes in the goodwill balance for the year ended December 31, 2020:

	Cronomed	Breeze	Kasa	Total

As at January 1, 2020	$-	$-	$-	$-
Acquired through business combinations (Note 9)	728	685	834	2,247
Impairment	(348)	(685)	(783)	(1,816)
As at December 31, 2020	$380	$-	$51	$431

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

As at December 31, 2020, the goodwill balances were allocated to a cash generating unit (“CGU”) for each of the acquisitions of Cronomed, Breeze and Kasa. The Company assesses whether there are events or changes in circumstances that would more likely than not reduce the fair value of each of its CGUs to below carrying value and, therefore, require goodwill to be tested for impairment at the end of each reporting period.

As at December 31, 2020, the Company performed its annual impairment test on each of the CGUs with associated goodwill using the fair value less cost to dispose method as the basis to determine recoverable amount of the CGUs. The key assumptions used in the calculation of the recoverable amounts of the CGUs relate to six-year forecast cash flows, terminal year cash flows, weighted average cost of capital, and compound annual growth rate in forecast gross revenue. These key assumptions are considered Level 3 inputs in the fair value hierarchy, and were based on historical data from internal sources as well as industry and market trends. The discount rates used were between 15.8% - 20.0%, representing the weighted average cost of capital (after-tax) determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; (iii) beta adjustment to the equity risk premium based on a review of betas of comparable peer companies; (iv) size premium; (v) country risk premium; and (vi) company specific risk premium.  The compound annual growth rates in forecast gross revenue were estimated for the CGUs ranged between -1.3% - 26.4%. The total impairment expense indicated by the impairment test was $1,816 (2019 - $Nil), and is attributed to the working capital requirements of the acquired entities being higher than anticipated when the purchase prices were originally negotiated.  The goodwill is included within the corporate segment for segmented reporting, because none of the operating segments to which the goodwill related exceeded quantitative thresholds for individual reporting (See Note 23).

11. LOANS PAYABLE
The Company entered into a loan agreement with Medivolve Inc. (formerly QuestCap Inc.) during the year ended December 31, 2019 for an amount up to $500 of which $498 of principal was drawn down prior repayment (December 31, 2019 - $498). The loan was a United States dollar loan which bore interest at 10% annually, was unsecured, and was payable on demand. As at December 31, 2019, the interest payable on the loan was $16. Stan Bharti and Deborah Battiston are the former Chairman and director and Chief Financial Officer, respectively, of the Company and the Chairman and Chief Financial Officer of Medivolve. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $521; $498 to principal and $24 to interest.
The Company entered into a loan agreement with Sulliden Mining Capital Inc. during the year ended December 31, 2019 for an amount up to $525 of which $502 of principal was drawn down prior to repayment (December 31, 2019 - $496). The loan was a United States dollar loan which bore interest at 12% annually, was unsecured, and was due on March 31, 2020. As at December 31, 2019, the interest payable on the loan was $4. Stan Bharti and Deborah Battiston are the former Chairman and director and Chief Financial Officer, respectively, of the Company and Interim Chief Executive Officer and former Chief Financial Officer, respectively of Sulliden Mining. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $511; $502 to principal and $9 to interest.
The Company entered into a loan agreement with Q Gold Resources Ltd. during the year ended December 31, 2019 for an amount of $17 (December 31, 2019 - $17). The loan bore interest at 10% annually, was unsecured, and was payable on demand. As at December 31, 2019, the interest payable on the loan was $1. Deborah Battiston is the Chief Financial Officer and Fred Leigh is a former director of the Company. Deborah Battiston is the Chief Financial Officer and Fred Leigh is Chief Executive Officer and a director of Q Gold. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in the amount of $18; $17 to principal and $1 to interest.
12. LEASE LIABILITY
The Company’s subsidiary entered into a land lease for 361 hectares of property in the municipality of Giron, in Santander, Colombia. The land is subject to a 6-year lease and is recorded as a right of use asset in property, plant and equipment.  The discount rate used to calculate the lease liability is 5.2%.
The Company’s subsidiary has a lease for an administrative office, which began on March 1, 2020, and will be ending on September 30, 2024 and is recorded as a right of use asset in property, plant and equipment. The incremental borrowing rate used to calculate the lease liability is 21.6%.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

A continuity of lease liability for the period ended December 31, 2020 is as follows:
As at March 13, 2019	$-
Acquisition of lease	290
Lease payments	(9)
Interest expense on lease liability	4
Foreign currency translation	14
As at December 31, 2019	$299
Lease payments	(64)
Interest expense on lease liability	13
Foreign currency translation	(13)
Acquisition of lease	94
As at December 31, 2020	$329
Current portion	78
Long term portion	$251
The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:

Less than one year	$107
One to five years	288
395
Effect of discounting	(66)
329
Potential exposure on extension option (over 5 years) (i)	$350
(i) There is an option to extend the lease in the event that neither the lessee nor the lessor terminates the lease, for an additional five years.
The total expense for the year related to low value or short-term leases was $Nil (2019 - $Nil).
13. LONG TERM DEBT
The following is the continuity of the credit facility for the year ended December 31, 2020:

$
Balance, January 1, 2020	-

Acquired upon business combinations (Note 9)	320
Balance, December 31, 2020	320

Current	251

Long term	69

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

The maturity analysis of the undiscounted contractual balances of the long term debt is as follows:

Less than one year	269
One to five years	51
320

The long-term debt carries an average interest rate of 13%, has an average maturity of 1.11 years, and is unsecured.

14.    CAPITAL STOCK
a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued
	Number of shares (thousands)	Stated value $
Balance, March 13, 2019	-	$-
Incorporation share	-	-
Bonus shares	70,000	1,400
Balance, December 31, 2019	70,000	$1,400
Regulation A Offering	40,000	25,605
Share issuance costs	-	(2,652)
Stock options exercised	600	37
Shares issued services	4,000	2,560
Shares issued acquisitions (Note 9)	475	304
Balance, December 31, 2020	115,075	$27,254

The Company had the following common share transactions:
Year ended December 31, 2020
REGULATION A OFFERING

During the year ended December 31, 2020, the Company announced an offering up to 40,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in a Regulation A offering circular under the Securities Act of 1933 (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. During the year ended December 31, 2020, the Company has issued 40,000 units of the Company at a price of $0.75 per unit.  In connection with the closing, the Company has paid unit issuance costs of $3,107 in cash, which has been allocated $2,652 to capital stock and $455 to warrants.
On March 9, 2020, 600 stock options were exercised for gross proceeds of $30.
On December 22, 2020, the Company issued 4,000 common shares to the Chief Executive Officer of the Company, valued at $2,560, based on the estimated current stock price of $0.64 per common share.
On December 31, 2020, the Company issued 475 common shares to the shareholders of Flora Beauty LLC, Hemp Textiles & Co LLC and Hemp Textiles SAS, valued at $304, based on the estimated current stock price of $0.64 per common share.  See Note 9.
Year ended December 31, 2019
On June 27, 2019, the Company granted bonuses of $1,400 to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 70,000 common shares at a price of $0.02 per share for a value of $1,400 based on the value of services agreed upon and invoiced by the consultants, directors, officers and the Company. Of the 70,000 common shares issued, a total of 14,950 common shares with a value of $299 were granted to the directors and officers of the Company (See Note 17).

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

15. OPTIONS
The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the Shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements. Stock option vesting terms are subject to the discretion of the board of directors.

Information relating to share options outstanding and exercisable as at December 31, 2020 and 2019 is as follows:

	Number of options	Weighted average exercise price
Balance, March 13, 2019	-	$ -
Granted	7,000	0.05

Balance, December 31, 2019	7,000	$ 0.05
Granted	5,100	0.75
Exercised	(600)	0.05
Expired	(117)	0.35
Balance, December 31, 2020	11,383	$ 0.36

Date	Options	Options	Exercise	Grant date	Remaining life
of expiry	outstanding	exercisable	price	fair value	in years

June 28, 2024	6,333	6,333	$0.05	$78	3.49
April 23,2025	750	750	$0.75	344	4.31
July 6, 2025	550	550	$0.75	252	4.52
July 31, 2025	50	50	$0.75	23	4.58
September 8, 2025	200	200	$0.75	92	4.69
November 4, 2025	2,000	2,000	$0.75	918	4.85
December 16, 2025	1,500	1,500	$0.75	689	4.96
	11,383	11,383	$0.36	$2,396	4.05

The fair value of stock options issued during the year ended December 31, 2020 was determined at the time of issuance using the Black-Scholes option pricing model with the following weighted average inputs, assumptions and results:

Risk-free annual interest rate	0.40%
Current stock price	$0.64
Expected annualized volatility	100%
Expected life (years)	5
Expected annual dividend yield	0%
Exercise price	$0.75

The fair value of stock options issued during the period from incorporation on March 13, 20219 to December 31, 2019 was determined at the time of issuance using the Black-Scholes option pricing model with the following weighted average inputs, assumptions and results

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Risk-free annual interest rate	1.39%
Current stock price	$0.02
Expected annualized volatility	100%
Expected life (years)	5
Expected annual dividend yield	0%
Exercise price	$0.05
The total expense related to the fair value of options granted which was recognized in the year ended December 31, 2020 was $2,341 (2019 - $86).  The options issued in 2020 and 2019 vested immediately.

The expected volatility is based on comparable companies.

During the year ended December 31, 2020, 117 stock options expired unexercised following the termination of certain employees and were charged to deficit.

16. WARRANTS
On March 15, 2019, the Company granted 7,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $21 using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.63%, estimated current stock price of $0.01, expected volatility of 100%, based on comparable companies, an estimated life of 3 years and an expected dividend yield of 0%. A total of 7,000 warrants with a value of $21 were granted to the directors and officers of the Company (See Note 17).
During the year ended December 31, 2020, there were 20,000 warrants issued under the Regulation A offering (Note 14(b)).The issue date fair value of the warrants was estimated at $4,395 using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 100% based comparable companies; risk-free interest rate of 0.54% and an expected life of 1.5 years.
	Number of warrants (thousands)	Weighted average exercise price
Balance, March 13, 2019	-	$-
Granted	7,000	0.05
Balance, December 31, 2019	7,000	$0.05
Granted (Note 15(b))	20,000	1.00
Balance, December 31, 2020	27,000	$0.75

The following table shows all warrants outstanding as at December 31, 2020:
Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years

March 15, 2022	7,000	$0.05	$21	1.20
July 23, 2021- June 29, 2022	20,000	$1.00	$4,395	0.98
	27,000	$0.75	$4,416	1.07

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

17. RELATED PARTY DISCLOSURES
Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months to thirty-six months and change of control contingent provisions (Note 18). Key management personnel compensation is comprised of the following, see Notes 14(b), 15, 16.
	Year ended December 31, 2020	Period from incorporation on March 13, 2019 to December 31, 2019
Directors & officers’ compensation	$1,938	$557
Share-based payments	4,167	68
	$6,105	$625

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, and was determined to be executive officers and directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the board of directors of the Company having regard to the performance of individuals and market trends.

As at December 31, 2020, nil of the above directors’ and officers’ compensation was included in the trade payables and accrued liabilities (2019 - $557). These amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2020, the Company incurred expenses for consulting, rent and promotion services in the amount of $133 (period from March 13, 2019 to December 31, 2019 - $144) from 2227929 Ontario Inc. and expenses for consulting in the amount of $118 (period from March 13, 2019 to December 31, 2019 - $120) from Forbes and Manhattan Inc.

As at December 31, 2020, $11 (2019 - $144) was owing to 2227929 Ontario Inc. and $11 (2019 - $120) was owing to Forbes and Manhattan and was included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand.  Fred Leigh is a former director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a director and former Chairman of the Company and is also a director of Forbes and Manhattan Inc.

As at December 31, 2020, $198 (2019 - nil) was owing to Medivolve Inc.and was included in trade payables and accrued liabilities, and is unsecured, non-interest bearing and due on demand.  Deborah Battiston is the Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.  During the year ended December 31, 2020, the Company purchased inventory of $190 from Medivolve Inc.

During the period from incorporation on March 13, 2019 to December 31, 2019, the Company issued 6 million shares valued at $120 for consulting services to an individual personally related to one of the directors of the Company.

See Note 6 for loans receivable and advances to related parties.

See Note 11 for loans payable to related parties.

18. COMMITMENTS AND CONTINGENCIES

Management contracts
The Company is party to certain management contracts. Currently, these contracts require payments of CAD$2,442 and $1,185 (approximately $3,103) to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments to certain individuals upon termination of approximately CAD$1,029 (approximately $808) pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Shared services and space commitment
The Company has an agreement to share general and administrative, promotion, corporate development, consulting services, and office space with other companies at a cost of CAD$15 per month, with a minimum commitment of CAD$45. This agreement may be terminated by either party giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the other party of termination. These services are provided by 2227929 Ontario Inc. (Note 17).

19. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

December 31, 2020
Stock options (Note 15)	11,383
Warrants (Note 16)	27,000
38,383

20. INCOME TAXES
The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% to the effective tax rate is as follows:

	2020 $	2019 $

(Loss) before income taxes	(14,334)	(2,844)

Expected income tax recovery based on statutory rate	(3,798)	(754)
Adjustment to expected income tax recovery:
Share based compensation	1,299	23
Impairment	481
Change in statutory, foreign tax, foreign exchange rates and other	(795)	(90)
Change in benefit of tax assets not recognized and others	2,813	821

Deferred income tax provision (recovery)	-	-

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities.

	2020 $	2019 $

Intangible assets	139	-

Deferred income tax liability	139	-

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Non-capital loss carry-forwards - Canada	9,079	2,577
Share issue costs - Canada	2,486	-
Non-capital loss carry-forwards – USA	293	-
Non-capital loss carry-forwards - Colombia	2,709	343

Total	14,567	2,920
Tax losses in Canada expire from 2038 to 2040, in Colombia expire from 2031 to 2032, USA in 2040.

Deferred tax assets have not been recognized as it is not probable that future taxable profit will be available against which the Company can use the benefits.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Environmental
The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Fair value
The Company’s financial instruments measured at amortized cost as at December 31, 2020 and 2019, consist of cash, trade and amounts receivable, loans receivable, trade payables and accrued liabilities, amounts payable to vendors on business combinations, long term debt and loans payable. The amounts reflected in the consolidated statements of financial position approximate fair value due to the short-term maturity of these instruments. The carrying amount of non-current liabilities approximates fair value due to discounting.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company had no financial instruments recorded at fair value in the consolidated statements of financial position at December 31, 2020 or 2019.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Risk management overview
The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade and other receivables, loans receivable and cash held with banks and other financial intermediaries.

The carrying amount of the cash, trade and amounts receivables and loan receivable represents the maximum credit exposure which amounted to $16,747 as at December 31, 2020 (2019 - $251).

The Company has assessed that there has been no significant increase in credit risk of the loans receivable from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on the loans receivable and advances as at December 31, 2020 and 2019.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk for customers is assessed on a case-by-case basis and a provision is recorded where required. As at December 31, 2020, the Company identified certain accounts that may result in a credit loss on its accounts receivable, for which expected credit losses are recognized.

The Company held cash of $15,523 at December 31, 2020 (2019 - $140), of which, $15,393 (2019 – nil) is held with central banks and financial institution counterparties that are highly rated. The remaining amount of $130 (2019 - $140) is held with a financial intermediary in Colombia. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at December 31, 2020 and 2019.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Market risk
Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

   Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at December 31, 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2020	CAD	COP	EUR
Cash	$1,839	889,204	$118
Amounts receivable	594	1,478,432	-
Prepaid expenses	-	1,171,419	-
Trade payables	(581)	(4,032,077)	-
Accrued liabilities	(120)	-	-
Lease liability	-	(1,126,542)	-
Long term debt	-	(1,098,081)	-
	$1,732	(2,717,645)	118

As at December 31, 2019, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2019	CAD	COP
Cash	$-	523,677
Amounts receivable	19	5,115
Trade payables	(385)	(247,758)
Accrued liabilities	(791)	-
Lease liability	-	(978,465)
	$(1,157)	(697,431)

Monetary assets and liabilities denominated in Canadian dollars and Colombian pesos are subject to foreign currency risk. As at December 31, 2020, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $68 (2019 - $45) in the Company’s net loss. As at December 31, 2020, had the United States dollar weakened/strengthened by 5% against the Colombian peso with all other variables held constant, there would have been a change of approximately $40 (2019 - $8) in the Company’s other comprehensive income. As at December 31, 2020, had the United States dollar weakened/strengthened by 5% against the Euro with all other variables held constant, there would have been a change of approximately $7 (2019 – nil) in the Company’s other comprehensive income.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $1,809, amounts payable to vendors on business combination of $605, long term debt of $320 and lease liability of $329 as at December 31, 2020. The Company had cash of $15,523 as at December 31, 2020. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

Novel Coronavirus (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.
22. CAPITAL MANAGEMENT
The Company considers the aggregate of its common shares, options, warrants and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

At December 31, 2020, the Company has minimal cash-generating operations; therefore, the main source of cash flow is generated from financing activities. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

The Company is not subject to any external capital requirements. During the year ended December 31, 2020 there were no changes in the Company’s approach to capital management.

23.    SEGMENTED INFORMATION
The Company is engaged in the growth, cultivation, and development of medicinal cannabis and medicinal cannabis derivative products through its Colombian subsidiary. The Company is also engaged in the beauty products, hemp industries, beverage and food and pharmaceuticals and nutraceuticals through its other Colombian and American subsidiaries. Management has defined the operating segments of the Company based on operational areas, identifying operations in cannabis growth and derivative production, beauty products, hemp industries, beverage and food and pharmaceuticals and nutraceuticals separate reporting segments. The Corporate segment reflects balances and expenses related to all Company operations outside of Colombia and the United States which collectively represent the corporate operations of the Company and operating segments below quantitative thresholds for individual reporting (beverage and food, and pharmaceuticals and nutraceuticals). The following tables show information regarding the Company’s segments for the years ended December 31, 2020 and 2019.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

For the year ended December 31, 2020	Cannabis growth and derivative production $	Beauty product $	Hemp industries $	Corporate $	Total $

Revenue	-	78	28	-	106

Cost of Sales	-	31	4	-	35
Gross profit	-	47	24	-	71

Expenses
Consulting and management fees (Note 14(b) and 17)	262	437	69	3,984	4,752
Professional fees	77	3	2	712	794
General and administrative	102	414	78	806	1,400
Travel expenses	14	60	-	354	428
Share based compensation (Note 15)	-	-	-	4,901	4,901
Depreciation and amortization (Notes 8 and 10)	120	1	-	-	121
Research and development	78	-	-	-	78
Foreign exchange loss	(57)	-	-	69	12
Total expenses	596	915	149	10,826	12,486

Loss before the undernoted items	(596)	(868)	(125)	(10,826)	(12,415)
Goodwill impairment (Note 10)	-	-	-	1,816	1,816
Interest expense	16	4		10	30
Transaction costs (Note 9)	-	-	-	132	132
Other income	-	(3)	-	(56)	(59)
Net loss for the year	$(612)	$(869)	$(125)	$(12,728)	$(14,334)

For the period ended December 31, 2019, the Company operated a single segment.

	Colombia $	United States $	Canada $	Total $
Non-current assets at December 31, 2020	1,818	-	-	1,818
Liabilities at December 31, 2020	1,922	12	1,268	3,202

Non-current assets at December 31, 2019	712	-	-	712
Liabilities at December 31, 2019	418	-	2,060	2,478

Year ended December 31, 2020
Net revenue	75	31	-	106
Gross profit	40	31	-	71
24. SUBSEQUENT EVENTS

REGULATION A OFFERING
Subsequent to December 31, 2020, the Company issued 78 units of the Company at a price of $0.75 per unit for gross proceeds of $58. Each Unit is comprised of one common share in the capital of the Company, with no par value per share, and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.  Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933.  As at April 16, 2021, the balance of funds held in the escrow account is $180.

Flora Growth Corp.
Notes to the consolidated financial statements
For the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019
(in thousands of United States dollars, except per share amounts)

LABORATORIOS QUIPROPHARMA SAS
On January 12, 2021, the Company acquired certain assets from Laboratorios Quipropharma SAS (“Quipropharma”), The purchase price is COP1,200,000 ($350) which has been fully paid  The Company also entered into an agreement with Quipropharma to purchase certain real estate assets for at total of COP $3,940,000 ($1,143). Subsequent to year end the Company advanced COP1,300,000 ($377) related to the real estate acquisition.

WARRANT EXERCISE
Subsequent to December 31, 2020, 1,000 warrants were exercised at $0.05 for total proceeds of $50.

REGISTRATION STATEMENT
The Company has filed a Form F-1 registration statement under the Securities Act of 1933.  The registration statement contains two prospectuses as outlined below:

A prospectus to be used for an initial public offering of 3,333 common shares of the Company as well as up to an additional 500 common shares if the underwriters exercise their over-allotment option; and a prospectus to be used for the resale of selling shareholders of 1,315 common shares of the Company and up to 658 common shares of the underlying warrants of the Company.

In connection with the registration statement, the Company made a resolution approving the consolidation of its common shares on the basis of between two and seven for 1, to be determined at a later date.

Unaudited pro-forma information relating to the anticipated share consolidation

In connection with the registration statement, the Company has contemplated executing the share consolidation at a ratio of 3:1, and the midpoint of the price range for the initial public offering has been set forth in the prospectus at $4.50 per share on a post-consolidated basis.

If the share consolidation were completed at 3:1, the Company’s weighted average shares outstanding (in thousands) and loss per share (basic and diluted) would be 29,901 common shares, and $0.48 per share respectively. (2019 – 14,892 common shares, and $0.19 per share respectively).

BREEZE LABORATORY S.A.S.
Financial Statements
Years Ended December 31, 2019 and 2018
(Stated in Colombian Pesos)

Calle 93 No. 15 – 40 Piso 4 Bogotá, Colombia Tel: +57 (1) 256 30 04 www.mazars.com.co

Independent Auditors’ Report

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Breeze Laboratory S.A.S. (the ‘Company’) as of December 31, 2019, and the related statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2019 and the related notes (collectively referred to as the ‘Financial Statements’).

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Carlos Andres Molano
Carlos Andres Molano
Partner

We have served as the Company’s auditor since 2020.
Mazars Colombia SAS
December 15, 2020

Mazars Colombia SAS
NIT: 830.055.030 – 9

BREEZE LABORATORY S.A.S.
Statements of Financial Position As at December 31, 2019 and 2018 (Stated in Colombian Pesos)

	Notes	December 31, 2019	December 31, 2018

Assets
Current
Cash		$29,457,979	$142,035,004
Trade and other receivables	13	176,699,802	170,275,065
Inventories	3	210,135,959	30,157,357
Other assets		4,574,270	-
		420,868,010	342,467,426
Property, plant and equipment	4	1,182,301,677	617,109,648
Total Assets		$1,603,169,687	$959,577,074

Liabilities
Current
Accounts payable and accrued liabilities		$48,716,122	$33,551,839
Current portion of long-term debt	5	62,923,381	15,429,256
Deferred revenue		17,176,479	-
Income taxes payable		24,252,508	38,722,042
Due to related parties	11	827,770,119	477,707,381
		980,838,609	565,410,518
Long-term debt	5	249,076,601	194,987,411
Total Liabilities		1,229,915,210	760,397,929

Shareholders' Equity
Share capital	6	52,000,000	52,000,000
Retained earnings		304,490,477	133,472,825
Restricted retained earnings	7	16,764,000	13,706,320
Total Equity		373,254,477	199,179,145
Total Liabilities and Equity		$1,603,169,687	$959,577,074

Subsequent Events	15

The accompanying notes are an integral part of these financial statements.

BREEZE LABORATORY S.A.S.
Statements of Operations and Comprehensive Income
Years Ended December 31, 2019 and 2018
(Stated in Colombian Pesos)

		Years Ended December 31,
	Notes	2019	2018

Revenue	8	$1,325,631,530	$1,057,618,584
Cost of Sales	3	488,391,447	573,502,832
Gross Profit		837,240,083	484,115,752

General and Administrative Expenses
Salaries, wages and benefits	11	238,544,466	174,684,353
Advertising and promotions		-	97,045,488
Professional fees		49,469,006	46,002,289
Occupancy, office expense and others		150,797,611	80,207,048
Amortization		71,703,000	69,214,460
		510,514,083	467,153,638

Other Income (Expense)
Other income	9	35,576,976	65,123,795
Finance costs	10	(145,350,187)	(30,454,414)
Other expenses		(2,966,949)	(1,371,713)
		(112,740,160)	33,297,668
Income Before Taxes		213,985,840	50,259,782

Income tax expense	12	39,910,508	19,683,000
Net Income and Comprehensive Income		$174,075,332	$30,576,782

Weighted average number of outstanding shares, basic and diluted		52,000	52,000
Basic and diluted earnings per share		$3,347.60	$588.02

The accompanying notes are an integral part of these financial statements.

BREEZE LABORATORY S.A.S.
Statements of Changes in Equity
Years Ended December 31, 2019 and 2018
(Stated in Colombian Pesos)

	Notes	Number of Shares	Share Capital	Retained Earnings	Restricted Retained Earnings	Total

Balance at December 31, 2017		52,000	$ 52,000,000	$ 105,189,836	$ 11,412,527	$ 168,602,363
Transfer to reserve	7	-	-	(2,293,793)	2,293,793	-
Net income for the year		-	-	30,576,782	-	30,576,782
Balance at December 31, 2018		52,000	$ 52,000,000	$ 133,472,825	$ 13,706,320	$ 199,179,145

Balance at December 31, 2018		52,000	$ 52,000,000	$ 133,472,825	$ 13,706,320	$ 199,179,145
Transfer to reserve	7	-	-	(3,057,680)	3,057,680	-
Net income for the year		-	-	174,075,332	-	174,075,332
Balance at December 31, 2019		52,000	$ 52,000,000	$ 304,490,477	$ 16,764,000	$ 373,254,477

The accompanying notes are an integral part of these financial statements.

BREEZE LABORATORY S.A.S
Statements of Cash Flows
Years Ended December 31, 2019 and 2018
(Stated in Colombian Pesos)

	Years Ended December 31,
	2019	2018

Operating Activities
Net loss for the year	$174,075,332	$30,576,782
Items not affecting cash:
Amortization	71,409,000	76,000,000
	245,484,332	106,576,782
Net changes in non-cash working capital:
Trade and other receivables	(6,424,737)	149,364,249
Inventories	(179,978,602)	41,193,068
Other assets	(4,574,270)	13,463,206
Accounts payable and accrued liabilities	15,164,283	(1,125,283)
Deferred revenue	17,176,479	-
Income taxes payable	(14,469,534)	(6,808,958)
Due to related parties	350,062,738	(195,122,899)
Cash Flows Provided By Operating Activities	422,440,689	107,540,165
Investing Activities
Acquisition of property, plant and equipment	(636,601,029)	(22,426,931)
Cash Flows Used In Investing Activities	(636,601,029)	(22,426,931)
Financing Activities
Proceeds from long-term debt	101,583,315	-
Repayment of long-term debt	-	(48,333,336)
Cash Flows Provided By (Used In) Financing Activities	101,583,315	(48,333,336)

Net Increase in Cash During the Year	(112,577,025)	36,779,898
Cash, Beginning of Year	142,035,004	105,255,106
Cash, End of Year	$29,457,979	$142,035,004

The accompanying notes are an integral part of these financial statements.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

Nature of Business

Breeze Laboratory S.A.S. (“the Company’) is a Simplified Stock Company incorporated under Colombian laws on January 23, 2012.
The corporate purpose of the Company is the research, design, development, direct or third-party manufacturing, acquisition, distribution and marketing of pharmaceutical, cosmetic, dermatological, beauty, aesthetic and wellness products and services, hygiene, cleaning and dressing products, design and elaboration of topical master formulations, homeopathic, natural and over-the-counter (OTC) products.
The Company’s activities include the manufacturing of soaps and detergents, cleaning and polishing preparations, perfumes and toiletries, as well as the manufacturing of pharmaceuticals, medical chemicals and botanical products. Its registered office is Calle 53 Bis Sur #80-57, Bogotá, Colombia.

1.  Basis of Presentation

 (a)  Statement of compliance

The financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of these financial statements.

The financial statements at December 31, 2019 and 2018 were authorized for their disclosure by the Legal Representative on November 28, 2020.

 (b)  Basis of measurement
These financial statements have been prepared on the historical cost basis. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.
(c)  Functional and presentation currency
These financial statements are presented in Colombian Pesos ("COP") unless otherwise noted. The functional currency of the Company is the Colombian Peso.
(d)  Estimates and critical judgements by management
The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.
Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Actual results could differ from those estimates. Significant items that require estimates as the basis for determining the stated amounts are identified below. While management believes that the estimates are reasonable, actual results could differ materially from those estimates and may impact the future results of operations.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

1.  Basis of Presentation (continued)

 (d)  Estimates and critical judgements by management (continued)

 (i) Estimated useful lives and depreciation of property, plant and equipment
Depreciation and amortization of property, plant and equipment are dependent upon estimates of useful lives and when the asset is available for use, which are determined through the exercise of judgment.
 (ii) Impairment of long-lived assets
Long-lived assets consist of property, plant and equipment. The assessment of any impairment on property, plant and equipment is dependent upon estimates of recoverable amounts. Management must consider factors such as economic and market conditions, estimated future cash flows, discount rates and asset-specific risks.
 (iii) Income, value added, withholding and other taxes
The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the reporting date. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.
 (iv) Inventory
Inventory is valued at the lower of cost and net realizable value. Determining net realizable value requires the Company to make assumptions about estimated selling prices in the ordinary course of business, the estimated costs of completion and the estimated variable costs to sell.
 (v) Expected credit losses on financial assets
Determining an allowance for expected credit losses ("ECLs") for all debt financial assets not held at fair value requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses. These assumptions are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

2  Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.
(a)  Property, Plant and Equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided for on a straight-line basis, over the following terms:
Buildings	10 years
Leasehold improvements \	Lesser of useful life and term of the lease
Computing and communications equipment	5 years
Machinery and equipment	10 years
Furniture and appliances	10 years

An asset’s residual value, useful life and depreciation method are reviewed at the end of each reporting period and adjusted if appropriate. When parts of an item of plant, property and equipment have different useful lives, they are accounted for as separate items (major components).
During their construction, property, plant and equipment are not subject to depreciation. When the asset is available for use, depreciation commences.
(b)  Impairment of Non-financial Assets
The Company reviews the carrying amounts of property, plant and equipment at the end of each reporting period to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the carrying value of an asset exceeds its recoverable amount, the asset is written down accordingly.
The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows resulting from the asset’s use and eventual disposition are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
An impairment loss is recognized in the statement of operations.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

2.  Significant Accounting Policies (continued)

(c)  Income Taxes
Income tax expense is comprised of current and deferred tax. Current and deferred income tax are recognized in the statement of operations except to the extent that they relate to a business combination or items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income. Current income taxes are the expected taxes payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustments to taxes payable in respect of previous years.
To determine the provision of income and complementary taxes, the highest value between taxable income or the presumptive income (minimum return on liquid assets of the previous year that the law presumes to establish income tax) is calculated.
Deferred tax assets and liabilities are recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized.
At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Deferred income tax assets and liabilities are presented as non-current.
(d)  Provisions
Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations.  The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date. The Company had no material provision at the end of the reporting periods.
(e)  Inventories
Inventories are comprised of raw materials and finished goods. Inventories are initially values at cost and subsequently at the lower of cost and net realizable value. Inventory cost is determined on an average cost basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials, freight-in and duty. Finished goods include the cost of direct materials and labor and a proportion of manufacturing overhead allocated based on normal production capacity.
Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The impact of changes in inventory reserves is reflected in cost of revenue. To the extent that circumstances have changed subsequently such that the net realizable value has increased, previous write-downs are reversed and recognized in net income (loss) in the year during which the reversal occurs.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

2.  Significant Accounting Policies (continued)

(f)  Share Capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.
(g)  Revenue Recognition
The Company generates revenues from the sale of consumer products, specifically focusing on the manufacturing and distribution of soaps and detergents and pharmaceutical products.
Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Gross revenue excludes duties and taxes collected on behalf of third parties. Net revenue from sale of goods, as presented in the statement of operations and comprehensive income, represents revenue from the sale of goods less expected price discounts, returns on sales of defective products and customer rebates.
The Company's contracts with customers for the sales of products, and in some cases, including delivery of the products, consist of one performance obligation. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control is transferred to the customer, which is on shipment or delivery, depending on the contract. The Company's payment terms range from 0 to 30 days from the transfer of control.
The Company also generates revenues through providing advisory services related to the INVIMA (Instituto Nacional de Vigilancia de Medicamentos y Alimentos), the National Institute for Medicine and Food Surveillance in Colombia.
Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for rendering promised services to a customer. The Company has concluded that revenue from the services provided should be recognized as services are rendered. The Company's payment terms range from 0 to 30 days from the invoice date.
(h)  Basic and Diluted Earnings per Share
Basic earnings per share is computed by dividing the net income for the year by the weighted average number of common shares outstanding for the relevant year. Diluted earnings per common share is computed by dividing the net income applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.
(i)  Financial Instruments
All financial instruments are initially recorded at fair value at the time of acquisition. The Company aggregates its financial instruments in accordance with IFRS 9, Financial Instruments, into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized, which is normally the date of the transaction. The Company's accounting policy for each class of financial instruments is as follows:

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

2.  Significant Accounting Policies (continued)

(j)  Financial Instruments (continued)
Amortized cost
This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion, and financial liabilities which are not required, and for which the Company has not elected to subsequently record at fair value through profit or loss.
Financial instruments in this category are initially recognized at fair value plus directly attributable transaction costs. Subsequently, these instruments are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Financial assets are adjusted for any expected credit losses (“ECLs”).
Financial instruments in this category include cash, trade and other receivables, accounts payable and accrued liabilities, due to related parties and long-term debt.
Impairment of Financial Assets at Amortized Cost
The Company recognizes a loss allowance for expected credit losses on cash and trade and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Company recognizes lifetime ECLs for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. For all other financial instruments, the Company recognizes lifetime ECLs when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECLs. Lifetime ECLs represent the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECLs represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

2.  Significant Accounting Policies (continued)

(k)  Leases in accordance with IFRS 16, adopted January 1, 2019
Lessee
At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property, plant and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method.
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Lessor
At commencement date, the Company recognizes assets held under finance leases in its statement of financial position as a receivable at the amount equal to the net investment in the lease. The net investment in the lease is calculated as the present value of lease payments, using the interest rate implicit in the lease. For subleases, if the interest rate implicit in the sublease cannot be readily determined, the Company uses the discount rate under the primary lease. The Company recognizes finance income over the lease term using the effective interest rate method.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

2.1.  Newly Adopted Standards and Interpretations
IFRS 16 Leases
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. Under IFRS 16, the majority of off balance sheet leases became on balance sheet liabilities. The Company has applied IFRS 16 with an initial application date of January 1, 2019, in accordance with the transitional provisions specified in IFRS 16.
The Company has applied the following practical expedients:
(i) The Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the retained earnings as at January 1, 2019.
(ii) The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value.
The Company has performed an evaluation of the impact of IFRS 16 on its financial statements and based on the analysis performed, has identified a number of leases which have a remaining term of 12 months or less at January 1, 2019. The Company has accounted for these as short-term leases with no adjustments upon adoption of IFRS 16. The Company did not have any significant adjustments upon adoption of IFRS 16.
IFRIC 23 Uncertainty Over Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”) to clarify the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. Effective January 1, 2019, the Company has adopted this interpretation and there was no material impact to the financial statements upon the adoption.

2.1  Recently Issued Accounting Pronouncement Not Yet Adopted
IAS 1 - Presentation of Financial Statements ("IAS 1 ") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted. The Company will adopt these amendments as of their effective date, and is currently assessing the impacts on adoption.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

3.   Inventories

	As at December 31, 2019	As at December 31, 2018
Raw materials	$206,545,995	$30,157,357
Finished goods	3,589,964	-
	$210,135,959	$30,157,357

During the year ended December 31, 2019, inventories expensed to cost of sales was $488,391,447 (December 31, 2018 - $573,502,832).

4.  Property, Plant and Equipment

	Buildings and leasehold improvements	Machinery and equipment	Furniture and appliances	Computing and communications equipment	Total
Cost
At January 1, 2018	$-	$13,231,933	$15,956,684	$8,127,482	$48,395,099
Additions	650,000,000	21,815,727	611,204	-	672,426,931
At December 31, 2018	$650,000,000	$35,047,660	$16,567,888	$8,127,482	$720,822,030

Accumulated Amortization
At January 1, 2018	$-	$2,992,439	$9,467,504	$4,173,439	$27,712,382
Additions	65,000,000	6,359,528	3,014,964	1,625,508	76,000,000
At December 31, 2018	$65,000,000	$9,351,967	$12,482,468	$5,798,947	$103,712,382

Net book value at
December 31, 2018	$585,000,000	$25,695,693	$4,085,420	$2,328,535	$617,109,648

	Buildings and leasehold improvements	Machinery and equipment	Furniture and appliances	Computing and communications equipment	Total
Cost
At January 1, 2019	$650,000,000	$35,047,660	$16,567,888	$8,127,482	$720,822,030
Additions	628,928,259	7,558,370	114,400	-	636,601,029
At December 31, 2019	$1,278,928,259	$42,606,030	$16,682,288	$8,127,482	$1,357,423,059

Accumulated Amortization
At January 1, 2019	$65,000,000	$9,351,967	$12,482,468	$5,798,947	$103,712,382
Additions	65,000,000	4,155,000	629,000	1,625,000	71,409,000
At December 31, 2019	$130,000,000	$13,506,967	$13,111,468	$7,423,947	$175,121,382

Net book value at
December 31, 2019	$1,148,928,259	$29,099,063	$3,570,820	$703,535	$1,182,301,677

As at December 31, 2019, assets included in leasehold improvements that were not available for use and therefore not amortized, amounted to $628,928,259 (December 31, 2018 - $nil).

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

5.  Long-term Debt

	As at December 31, 2019	As at December 31, 2018
(a) Term loan - bearing interest at 10.91% per annum, monthly payments of $4,572,590, 120-month term, maturing in June of 2027	$185,416,646	$210,416,667
(b) Term loan - bearing interest at 11.91% per annum, monthly payments of $5,101,214, 36-month term, maturing in June of 2022	126,583,336	-
	311,999,982	210,416,667
Less: current portion	(62,923,381)	(15,429,256)
Long-term portion	$249,076,601	$194,987,411

(a)
On June 12, 2017, the Company entered into a 120-month loan agreement with Banco Caja Social for an amount of $250,000,000. The loan has an effective interest rate of 10.91% and monthly payments of $4,572,590 is required.

(b)
On June 10, 2019, the Company entered into a 36-month loan agreement with Bancolombia for an amount of $151,900,000. The loan has an effective interest rate of 11.91% and monthly payments of $5,101,214 is required.

6.  Share Capital

(a) Authorized, issued and outstanding
The Company is authorized to issue 52,000 common shares with a par value of $1,000.

	Number of common shares	Share capital
Balance – December 31, 2018 and 2019	52,000	$52,000,000

7.  Restricted Retained Earnings

According to Colombian trade law, 10% of net income for each year must be transferred to restricted retained earnings, until the balance is equivalent to at least 50% of share capital. Mandatory restricted retained earnings cannot be distributed before the Company's liquidation, but can be used to absorb or reduce losses.
As at December 31, 2019, the restricted retained earnings amounted to $16,764,000 (December 31, 2018 - $13,706,320). The Company was not in any causes of dissolution.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

8.  Revenue

The Company’s trade revenue for each respective year are comprised of the following:

	Year ended December 31, 2019	Year ended December 31, 2018
Revenue from sale of goods	$1,262,446,466	$1,055,876,182
Revenue from provision of services	63,185,064	1,742,402
Total	$1,325,631,530	$1,057,618,584
In each respective year, all revenues were generated from domestic customers and no customers accounted for more than 10% of the Company’s revenues. The majority of the revenues were generated from individual customers.

9.  Other Income

	Year ended December 31, 2019	Year ended December 31, 2018
Rental income	$34,664,443	$54,599,582
Miscellaneous	912,533	10,524,213
Total	$35,576,976	$65,123,795

10.  Finance costs

	Year ended December 31, 2019	Year ended December 31, 2018
Bank fees	$6,031,711	$2,208,612
Interest on loans	139,325,558	49,501,178
Other interest income	(7,082)	(21,255,376)
Total	$145,350,187	$30,454,414

11.  Related Party Transactions and Balances

All amounts either due to or from related parties, unless disclosed otherwise, are non-interest bearing, unsecured and due on demand. Transactions undertaken with related parties during the year ended December 31, 2019 and 2018 are as follows:

(a)  Transactions with shareholders, officers and companies controlled by shareholders, officers and/or their families

	Year ended December 31, 2019	Year ended December 31, 2018
Occupancy	$ 37,682,917	$ 16,692,000
Interest expense	94,883,408	14,731,243
Total	$ 132,566,325	$ 31,423,243

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

11.  Related Party Transactions and Balances (continued)

(a)  Key management compensation

	Year ended December 31, 2019	Year ended December 31, 2018
Salary and short-term benefits	$ 40,617,000	$ 37,405,243

As at December 31, 2019, shareholders advanced a total of $827,770,119 (December 31, 2018: $477,707,381) for certain expenses of the Company. The advance bears a monthly interest rate of 1.5% and monthly payments of $7,906,951 (December 31, 2018: $7,906,951) were made. The advance is unsecured.

12.  Income Tax

The Company's Colombian corporate income tax rate is 33% for the year ended December 31, 2019 and 2018.

	2019	2018
Net income before income taxes	$ 213,985,840	$ 50,259,782
Non-deductible expenses (income)	(93,044,907)	9,385,561
Income subjected to income taxes	120,940,933	59,645,343
Income tax expense	$ 39,910,508	$ 19,683,000

13.  Financial Instruments

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information pertaining to these risks is presented throughout the financial statements.
There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks, or the methods used to measure them since December 31, 2018, unless otherwise stated.
(a)  Credit risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company has exposure to credit risk from its cash and trade and other receivables. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash is mitigated by holding these balances with highly-rated financial institutions. The Company therefore does not expect any credit losses on its cash.
The Company uses an allowance matrix to measure the ECLs of trade receivables from customers. Rates are calculated separately for exposures based on the following common credit risk characteristic – the age of the customer relationship.

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

13. Financial Instruments (continued)
The following table provides information about the exposure to credit risk and ECLs for trade receivables due from customers as at December 31, 2019.

	Weighted average loss rate	Gross carrying amount	Loss allowance
Current (30 days or less)	0%	$82,892,753	$-
31-60 days	0%	46,230,719	-
61-90 days	0%	14,394,470	-
Greater than 90 days	0%	29,481,860	-
		$172,999,802	$-

The following table provides information about the exposure to credit risk and ECLs for trade receivables due from customers as at December 31, 2018.

	Weighted average loss rate	Gross carrying amount	Loss allowance
Current (30 days or less)	0%	$110,564,992	$-
31-60 days	0%	29,851,416	-
61-90 days	0%	9,790,649	-
Greater than 90 days	0%	-	-
		$150,207,057	$-
The Company has assessed that there is no concentration of credit risk, see also Note 8.

(b)  Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet the financial obligations associated with its financial liabilities as they come due. The Company manages liquidity risk through the management of its capital structure. As at December 31, 2019, the Company had negative working capital of $701,901,091. (December 31, 2018 – $222,943,092).
		Payments due by period
	Total	<1 year	1-3 years	> 3 years
Accounts payable and accrued liabilities	$48,716,122	$48,716,122	$-	$-
Due to related parties	827,770,119	827,770,119	-	-
Long-term debt	311,999,982	62,923,381	249,076,601	-
Total	$1,188,486,223	$939,409,622	$249,076,601	$-

BREEZE LABORATORY S.A.S.
Notes to Financial Statements
Years ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

13. Financial Instruments (continued)
(c)  Market risk
(i)  Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Colombian Pesos and other foreign currencies will affect the Company’s operations and financial results. The Company does not have significant exposure to foreign exchange rate fluctuations.
(ii)  Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term debt bears interest as detailed in Note 5. As at December 31, 2019 and December 31, 2018, the Company had no hedging agreements in place.

14.  Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to its shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the operation. Management does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business. The Company considers its capital structure to consist of share capital and retained earnings.
Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period. The Company is not subject to externally imposed capital requirements.

15.  Subsequent Events

(a)  Novel Coronavirus (“COVID-19’)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

(b)  Sale of Building
On October 20, 2020, the Company completed the sale of a building located at CL 35 SUR 69C 36 to a third party for consideration of $660,000,000.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Consolidated Financial Statements
Years Ended December 31, 2019 and 2018
(Stated in Thousands of Colombian Pesos)

Calle 93 No. 15 – 40 Piso 4 Bogotá, Colombia Tel: +57 (1) 256 30 04 www.mazars.com.co

Independent Auditors’ Report

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Grupo Farmacéutico Cronomed S.A.S. (the ‘Company’), as of December 31, 2018 and December 31, 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2018 and December 31, 2019 and the related notes (collectively referred to as the ‘Financial Statements’).
In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2019, and the results of its operations and its cash flows for the years ended December 31, 2018 and December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Carlos Andres Molano
Carlos Andres Molano
Partner

We have served as the Company’s auditor since 2020.
Mazars Colombia SAS
December 16, 2020

Mazars Colombia SAS
NIT: 830.055.030 – 9

GRUPO FARMACEUTICO CRONOMED S.A.S.
Consolidated Statements of Financial Position
As at December 31, 2019 and 2018
(Stated in Thousands of Colombian Pesos)

	Notes	2019	2018

Assets
Current
Cash	4	$143,081	$54,459
Trade and other accounts receivable	17	562,886	694,950
Inventories	5	1,189,748	1,293,710
Prepaids and other assets		30,969	80,529
Income taxes recoverable	9	14,805	39,397
		1,941,489	2,163,045
Property, plant and equipment		4,001	996
Right of use assets	6	13,679	-
Total Assets		$1,959,169	$2,164,041

Liabilities
Current
Trade and other accounts payable	17	$967,730	$994,576
Current portion of long-term debt	7	37,971	90,259
Current portion of lease liability	6	14,617	-
Current portion of due to related party	8	9,280	4,640
Sales taxes payable		34,225	20,359
		1,063,823	1,109,834
Long-term debt	7	27,445	-
Due to related party	8	500,000	500,000
Payments received in advance		9,510	25,379
Deferred income tax liabilities	9	3,184	2,609
Total Liabilities		$1,603,962	$1,637,822

Shareholders' Equity
Share capital	10	$670,000	$670,000
Retained earnings		(333,312)	(162,300)
Restricted retained earnings	11	18,519	18,519
Total Equity		355,207	526,219
Total Liabilities and Equity		$1,959,169	$2,164,041

Subsequent Events	19

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Consolidated Statements of Financial Position
As at December 31, 2019 and 2018
(Stated in Thousands of Colombian Pesos)

	Notes	2019	2018

Operating revenue
Sale of pharmaceutical products	12	$4,377,912	$4,022,889
Conditional discounts		(352,237)	(607,033)
Loyalty discounts		(15,019)	-
Sales returns		(147,071)	(88,525)
		3,863,585	3,327,331
Cost of sales	5	2,391,317	2,257,847
Gross profit		$1,472,268	$1,069,484

Operating expenses
Administrative expenses	13	$472,063	$456,993
Sales expenses	14	884,244	919,825
		1,356,307	1,376,818
Operating profit (loss)		$115,961	$(307,334)

Other income (expense)
Other income	15	$27,414	$91,796
Other expenses	16	(96,683)	(72,500)
Interest expenses		(98,305)	(91,503)
		(167,574)	(72,207)
Income (loss) before taxes		$(51,613)	$(379,541)

Current income tax	9	99,401	30,582
Deferred income tax	9	(575)	(2,609)
Local tax		20,573	16,926
Net income (loss) and comprehensive income (loss)		$(171,012)	$(424,440)

Weighted average number of outstanding shares, basic and diluted		134	134
Basic and diluted earnings per share		$(1,276.21)	$(3,167.46)

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Consolidated Statements of Changes in Equity
Years Ended December 31, 2019 and 2018
(Stated in Thousands of Colombian Pesos)

	Number of Shares	Share Capital	Retained Earnings	Restricted Retained Earnings	Total

Balance at December 31, 2017	134	$670,000	$242,341	$38,318	$950,659
Net loss and comprehensive loss for the period	-	-	(424,440)		(424,440)
Transfer to restricted retained earnings			19,799	(19,799)	-
Balance at December 31, 2018	134	$670,000	$(162,300)	$18,519	$526,219

Balance at December 31, 2018	134	$670,000	$(162,300)	$18,519	$526,219
Net loss and comprehensive loss for the period	-	-	(171,012)	-	(171,012)
Balance at December 31, 2019	134	$670,000	$(333,312)	$18,519	$355,207

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Consolidated Statements of Cash Flows
As at December 31, 2019 and 2018
(Stated in Thousands of Colombian Pesos)

	2019	2018
Operating Activities
Net loss for the period	$(171,012)	$(424,440)
Items not affecting cash:
Depreciation on property, plant and equipment	9,454	28,326
Depreciation on right-of-use assets	86,431	-
Lease interest expense differential	8,328	-
	(66,799)	(396,114)
Net changes in non-cash working capital
Trade and other accounts receivables	132,064	(71,432)
Inventories	103,962	24,116
Prepaids	49,560	60,036
Income taxes recoverable	24,592	(64,844)
Trade and other accounts payable	(26,846)	135,887
Payments received in advance	(15,869)	25,379
Sales taxes payable	13,866	24,601
Deferred income tax liabilities	575	(100,695)
Cash Flows Used in Operating Activities	$215,105	$(363,066
Investing Activities
Acquisition of property, plant and equipment	(12,459)	(12,385)
Cash Flows Provided by (Used In) Investing Activities	$(12,459)	$(12,385)
Financing Activities
Proceeds from long-term debt	52,000	500,000
Payment of long-term debt	(72,203)	(454,932)
Principal paid on lease liabilities	(85,492)	-
Interest paid on lease liabilities	(8,329)	-
Cash Flows Provided By Financing Activities	$(114,024)	$45,068

Net Increase in Cash During the Period	88,622	(330,383)
Cash, Beginning of Period	54,459	384,842
Cash, End of Period	$143,081	$54,459

Supplementary information
Interest paid	$75,124	67,190

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

Nature of Business

Grupo Farmacéutico Cronomed S.A.S. (the “Company”) was incorporated on March 11, 2005, and registered on March 16, 2005 by means of public deed number 0000633 of Notary 25 of Bogotá D.C., Colombia, under number 00981754 of book IX. The head office, principal address and registered office of the Company is Carrera 72 M Bis # 37 B - 24 Sur Barrio Carvajal, Bogota, Colombia.
The following activities are included under the Company’s main corporate purpose: to manufacture, sell, export, and commercialize all types of products for pharmaceutical use, always supplied under the appropriate license or authorization provided in accordance with applicable law.

1.	Basis of presentation
(a)	Statement of compliance

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of these consolidated financial statements.

The financial statements for the year ended December 31, 2018 and December 31, 2019 were authorized for issuance by the Legal Representative of the Company on December 16, 2020.
.
(b)	Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except where noted otherwise.
(c)	Functional and presentation currency
The consolidated financial statements are presented in thousands of Colombian pesos, unless otherwise stated, which is the Company’s functional currency.

(d)	Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Labcofarm Laboratorios S.A.S (“Labcofarm”), with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which the Company has control, which exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities.
Labcofarm was incorporated in accordance with Colombian law on November 20, 2013, domiciled in Bogotá (Colombia). The Company acquired 100% of the shares of Labocofarm in 2017. Its corporate purpose is: the production, wholesale and retail commercialization of various products for use in medicine, odontology, pharmaceuticals, cosmetics, perfumes and toiletries, production and commercialization of various types of products for human consumption, household products, equipment, certain products and raw materials, the import and export of various products for national consumption, and commercialization of various legal products in Colombia through specialized retailers.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

1.	Basis of presentation (continued)
(e)	Going concern
These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has been able to secure long-term debt (Note 7) from banks and related parties (Note 8) to fund its ongoing operations and business activities.
These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.
The business of selling pharmaceutical goods does not involve a high degree of risk. However, there can be no assurance that current business development programs will result in profitable operations. The Company’s continued existence is dependent upon the purchase of raw materials, conversion of raw materials to inventory, the sale of said inventory, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.
As at December 31, 2019, the Company has a net loss of $171,012 (2019 – $424,440).
(f)	Estimates and critical judgements made by management
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.
Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. While management believes that the estimates are reasonable, actual results could differ materially from those estimates and may impact the future results of operations. Items for which actual results may differ materially from these estimates are described in the following section.
(i)	Provisions
The Company estimates amounts to be settled in the future, including on contractual obligations, pending litigation and other liabilities.
Such estimates are subject to interpretations of the current facts and circumstances, forecast future events and estimates of the financial effects of such events.
(ii)	Expected credit losses on financial assets
The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on the days past due. The expected loss rates are estimated based on the payment profiles of sales over a period of 720 days before December 31, 2019 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information based on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

1.	Basis of presentation (continued)
(f)	Estimates and critical judgements made by management (continued)
(iii)	Inventory recoverability
The future realization of the carrying amount of inventory is affected by future sales demand, inventory levels, and product quality. Inventory is inspected for loss of value due items such as to damages in packaging, expiry dates and decreases in selling value. Judgement and estimates are applied when performing such assessments based on historical experience and current facts and circumstances.
(iv)	Income taxes
Income taxes and tax exposures recognized in the financial statements reflect management's best estimate of the outcome based on the facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes.
In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized.
2.	Adoption of new accounting pronouncements

The Company has adopted the following new and amended accounting pronouncements for the period beginning January 1, 2019.
(a)	IFRS 16 Leases
In January 2016, the IASB issued IFRS 16, Leases which replaced the previous guidance on leases, predominantly, IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize all assets and liabilities arising from a lease. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16.
As at January 1, 2019, the Company adopted IFRS 16 in accordance with the transitional provisions stipulated in IFRS 16. The Company has applied the following practical expedients:
(i) The Company applied the modified retrospective approach and did not restate comparative information. As a result, any adjustment on initial application is recognized in opening retained earnings as at January 1, 2019.
(ii)  On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, and IFRIC 4, were not reassessed for whether there is a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

2.	Adoption of new accounting pronouncements (continued)

(a) IFRS 16 Leases (continued)
In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has also elected to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases. In addition, the Company has elected not to record depreciation of the right-of-use assets prior to the date of initial application. Upon transition to the new standard, lease liabilities were measured at the present value of the remaining lease payments discounted at the Company's incremental borrowing rate as at January 1, 2019. Right-of-use assets and lease liabilities were recognized on the consolidated statement of financial position.
As at January 1, 2019, the Company had one non-cancellable lease for a warehouse, resulting in the recognition of a lease liability and right-of-use asset in the amount of $85,583 with $nil cumulative difference recognized in retained earnings. The lease was previously assessed and reported as an operating lease in accordance with IAS 17. The incremental borrowing rate applied on the date of initial application is 13.92%. The right-of-use asset is amortized over 1.08 years, the lesser of lease term and useful life.
The following is the Company's policy for accounting for lease contracts in accordance with IFRS 16.
At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) Adoption of IFRIC 23, Uncertainty Over Income Tax Treatments
IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances.
IFRIC 23 became effective for fiscal years beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of January 1, 2019 and has assessed no significant impact as a result of the adoption of this interpretation.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

2.1	Recently Issued Accounting Pronouncement Not Yet Adopted
IAS 1 - Presentation of Financial Statements ("IAS 1 ") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted. The Company will adopt these amendments as of their effective date, and is currently assessing the impacts on adoption.

3.	Significant accounting policies
The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:
(a)	Financial instruments
The Company applies IFRS 9, and aggregates its financial instruments into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized.
The Company’s accounting policy is as follows:
(i)	Measurement basis
Financial instruments are measured either at fair value through profit or loss (“FVTPL”) or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument. During the year ended December 31, 2019 and 2018, there were no financial instruments subsequently measured at fair value.

Item	Measurement Method
Financial instruments measured at fair value through profit or loss
None	None
Financial instruments measured at amortized cost
Cash; Trade and other accounts receivable; Trade and other accounts payable	Carrying amount (approximates fair value due to short-term nature)
Long-term debt; Due to related parties	Carrying value at the effective interest rate which approximates fair value
(ii)	Impairment of financial assets
The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit loss allowance for all trade receivables.
(iii)	Fair value hierarchy
All financial instruments measured at fair value after initial recognition are categorized into one of three hierarchy levels for disclosure purposes. Each level reflects the significance of the inputs used in making the fair value measurements.
Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities;
Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

3.	Significant accounting policies (continued)
(b)	Income taxes
Income tax expense is comprised of current and deferred tax. Current and deferred income tax are recognized in the statement of operations except to the extent that they relate to a business combination or items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income. Current income taxes are the expected taxes payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustments to taxes payable in respect of previous years.
Deferred tax assets and liabilities are recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized.
At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Deferred income tax assets and liabilities are presented as non-current.
(c)	Share capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.
(d)	Provisions
Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations.  The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.
(e)	Basic and diluted earnings per share
Basic earnings per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding for the relevant year. Diluted earnings per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.
(f)	Inventories
Inventories are comprised of raw materials and finished goods. Inventories are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventory cost is determined on an average cost basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials, freight-in and duty. Finished goods include the cost of direct materials and manufacturing costs billed by third-party manufacturers.
Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory and contractual arrangements with customers. To the extent that circumstances have changed subsequently such that the net realizable value has increased, previous write-downs are reversed and recognized in net income (loss) in the year during which the reversal occurs.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

3.	Significant accounting policies (continued)
(g)	Revenue Recognition
The Company’s ordinary revenue is from contracts with customers. Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration includes the fair value of the asset received or receivable from the sale of goods or services, net of any discounts, provisions for returns, value added taxes and other taxes.
Sales of goods involve a single performance obligation. The Company recognizes the revenue once the obligation has been fulfilled, which is when control over the goods and/or underlying services of the performance obligation have been transferred to the client, at a certain point in time. Such performance obligation is fulfilled at the time the good is delivered to the client. The sale of goods does not involve a significant financing component. The Company provides a 10% discount for payments received within 10 days of delivery and 5% discount for payments received within 30 days. The Company’s payment terms range from 30 to 90 days depending on the type of client (i.e. from distributor to retail seller).

4.	Cash

	2019	2018
Petty cash	$14	$800
Banco de Bogota	62,808	32,893
Banco Davivienda	27,998	9,625
Banco Bancolombia	52,261	11,141
Total	$143,081	$54,459
There are no restrictions on the cash balances.

5.	Inventories

	2019	2018
Raw materials	$701,176	$621,399
Finished goods - Food products	86,281	607,164
Finished goods - Medications	321,362	65,147
Finished goods - Cosmetics	80,929	-
Total	$1,189,748	$1,293,710
During the year, inventories expensed to cost of sales was $1,722,509 (2018 - $2,220,256). The cost of reducing the inventories to net realizable value is $61,022 (2018 - $39,434), due to the loss recognized for expired raw materials and packaging. At December 31, 2019 and 2018, the Company has no inventories committed as security for liabilities.
Production is outsourced to third parties, thus the Company’s inventory of raw materials are stored at the warehouses of these manufacturers. The raw materials are returned as finished goods, which are stored at Company’s warehouses or are transferred directly to the clients.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

6.	Leases
(a)	Right-of-Use Assets

The following presents a reconciliation of the right-of-use assets:

Balance at January 1, 2019	$85,583
Additions	14,527
Depreciation Expense	(86,431)
Balance at December 31, 2019	$13,679

(b)	Lease Obligation

The following presents a reconciliation of the lease obligation:

Balance at January 1, 2019	$85,583
Additions	14,527
Interest expense	8,329
Lease payments	(93,822)
Balance at December 31, 2019	$14,617

The Company has leases for a warehouse and an administrative office, which began on January 11, 2016 and April 15, 2019, and will be ending on February 18, 2020 and February 7, 2020, respectively. All remaining lease payments totaling $14,863 are expected to be incurred within the next year. The incremental borrowing rate used in calculating all lease obligations is 13.92%.

7.	Long-term debt

	2019	2018
(a) Loan from Banco de Bogota - bearing interest at 1.14 % per month, 36-month term, maturing in August of 2020	$20,638	$90,259
(b) Loan from Bancolombia – bearing interest at 1.04% per month, 36-month term, maturing in July of 2022	44,778	-
	65,416	90,259
Less: current portion	37,971	90,259
Long-term potion	$27,445	$-

(a)	On August 28, 2017, the Company entered into a 36-month loan agreement with Banco de Bogota for an amount of $600,000 to finance payments to suppliers.
(b)	On July 10, 2019, the Company entered into a 36-month loan agreement with Bancolombia for an amount of $52,000 to finance payments to suppliers.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

8.	Related party transactions

All amounts either due to or from related parties, unless disclosed otherwise, are unsecured. Total revenue from the sale of pharmaceutical products to related parties amounted to $883,909 (2018 – $1,017,324). Included in trade and other accounts receivable are $92,207 (2018 – $160,177) from related parties for the sale of pharmaceutical products, none of the amounts are past due. Included in trade and other accounts payable include $27,708 (2018 – $nil) of interest expense payable on the shareholder loan noted in (i) below.
Transactions undertaken with related parties during the year ended December 31, 2019 and 2018 are as follows:
(a)	Transactions with directors, officers and companies controlled by directors, officers and/or their families

	2019	2018
Loan from shareholder (i)	$509,280	$504,640
Interest expense on shareholder loan (i)	74,300	16,250
Office equipment lease expense from shareholder (ii)	4,000	2,000

(i)
On November 8, 2018, the Company took out a loan from Inversiones Montearroyo Asociados SAS, a shareholder, for an amount of $500,000 to finance payments to suppliers and to pay down loan with Banco de Bogota. The loan is 36-months with monthly interest rate of 1.16% and is interest-only payments with full principal due upon maturity.

(ii)
On October 31, 2018, the Company begin leasing office equipment from Inversiones Montearroyo Asociados SAS, a shareholder, for a monthly amount of $1,000. The lease is month-to-month and ended during April 2020. This amount is included under Administrative expenses.

(b)	Key management compensation

	2019	2018
Salary and short-term benefits	$84,386	$100,827

9.	Income Taxes

(a)	Effective tax rate reconciliation

The Company's Colombian corporate income tax rate is 33% for the year ended December 31, 2019 and 2018. The rate is expected to apply for the full year.

	2019	2018
Net loss before income taxes	$(51,613)	$(379,541)
Local tax	20,573	16,926
Non-deductible expenses	330,513	447,382
Expenses subject to income taxes	299,473	84,767
Income tax expense	$98,826	$27,973

(b)	Components of income tax expense

	2019	2018
Current tax expense	$99,401	$30,582
Deferred tax expense
Temporary differences	(575)	(2,609)
Income tax expense	$98,826	$27,973

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

(c)	Deferred income tax asset and liability

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Balance at December 31, 2017	$ 103,304
Deferred income tax recovery	(100,695)
Balance at December 31, 2018	2,609
Deferred tax liabilities	575
Balance at December 31, 2019	$ 3,184

The Company has no accumulated non-capital losses for Colombian tax purposes.

10.	Share Capital

(a)	Authorized share capital
The Company is authorized to issue 200 common shares at $5,000 par value per share.
(b)	Issued and outstanding

	2019	2018
134 common shares	$ 670,000	$ 670,000

11.	Restricted retained earnings

	2019	2018
Restricted retained earnings	$ 18,519	$ 18,519
The Company is required to set aside as legal reserve 10% of its annual net income, until the restricted retained earnings’ balance reaches the equivalent of 50% of subscribed capital. This amount is not distributable prior to the Company’s liquidation, but it may be used to reduce annual net losses. Any amounts above the 50% mentioned above are freely available to the General Assembly of Shareholders.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

12.	Revenues
The following is the disaggregation of the Company’s gross revenue from contracts by major product type and geographic location:

December 31, 2019	Domestic (Colombia)	International	Total
Food products	$924,270	$-	$924,270
Medication	2,868,337	-	2,868,337
Cosmetics	585,305	-	585,305
Total	$4,377,912	$-	$4,377,912

December 31, 2018	Domestic (Colombia)	International	Total
Food products	$-	$-	$-
Medication	4,022,889	-	4,022,889
Cosmetics	-	-	-
Total	$4,022,889	$-	$4,022,889
During the year ended December 31, 2019, the Company earned 11.4% of its gross revenue from one customer (2018 – 8.2%).

13.	Administrative expenses

	2019	2018
Personnel	$267,325	$113,561
Professional fees	65,940	110,903
General office	106,884	189,626
Travel, meals and entertainment	9,386	14,577
Depreciation	22,528	28,326
Total	$472,063	$456,993

14.	Sales expenses

	2019	2018
Personnel	$522,645	$287,773
Professional fees	24,001	438
Advertising	38,033	34,938
General office (a)	172,664	544,330
Travel, meals and entertainment	53,544	52,346
Depreciation	73,357	-
Total	$884,244	$919,825

(a)	General office expense consists of building maintenance, utilities, communication, office supplies, equipment, bad debt, and other ad-hoc office expenses.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

15.	Other income

	2019	2018
Reversal of provisions	$-	$40,000
Gain on sale of investments	-	8,000
Recoveries from insurance	6,000	-
Other	21,414	43,796
Total	$27,414	$91,796

16.	Other expenses

	2019	2018
Bank charges	$21,793	$19,144
Donations	10,033	-
Other (a)	64,857	53,356
Total	$96,683	$72,500

(a)	Other expenses consists of tax on financial transactions, prior year costs and expenses, penalties, non-deductible expenses, and other extraordinary expenses.

17.	Financial Instruments

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information pertaining to these risks is presented throughout these consolidated financial statements.
There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks, or the methods used to measure them since December 31, 2018, unless otherwise stated.
(a)	Credit risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company has exposure to credit risk from its cash and trade and other accounts receivable. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash is mitigated by holding these balances with highly-rated financial institutions. The Company therefore does not expect any credit losses on its cash.
The Company's trade and other accounts receivable balance consists of the following:
	2019	2018
Trade accounts receivable from customers	$ 650,457	$ 747,802
Expected credit losses	(88,928)	(62,927)
Net trade receivables	561,529	684,875
Other accounts receivables	1,357	10,075
	$ 562,886	$ 694,950

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

17.	Financial Instruments (continued)
(a)	Credit risk (continued)
The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk for customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2019, the Company identified certain accounts that may result in a credit loss on its accounts receivable, for which expected credit losses are recognized.
The lifetime expected loss provision for trade accounts receivables due from customers is as follows:

December 31, 2019	Expected loss rate	Gross carrying amount	Loss provision
Current	1%	$ 389,633	$ 3,886
0-90 days past-due	5%	167,135	8,422
91-180 days past-due	50%	22,747	11,375
181-360 days past-due	80%	8,860	7,086
361-720 days past-due	90%	39,227	35,304
Greater than 720 days past-due	100%	22,855	22,855
		$ 650,457	$ 88,928

December 31, 2018	Expected loss rate	Gross carrying amount	Loss provision
Current	1%	$ 533,571	$ 5,507
0-90 days past-due	5%	140,890	7,598
91-180 days past-due	27%	19,861	5,305
181-360 days past-due	78%	22,197	17,340
361-720 days past-due	87%	31,283	27,177
Greater than 720 days past-due	100%	-	-
		$ 747,802	$ 62,927

Movements in the expected credit losses that has been recognized for trade receivables are as follows:

Loss allowance
Balance at January 1, 2018	$ 13,668
Change in loss allowance	53,148
Balance at December 31, 2018	62,927
Change in loss allowance	26,001
Balance at December 31, 2019	$ 88,928

As at December 31, 2019, one customer had total accounts receivable of $115,128, which accounted for 17.7% of total trade receivables from customers (2018 – $145,568 or 19.5%).

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

17.	Financial Instruments (continued)

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet the financial obligations associated with its financial liabilities as they come due. The Company manages liquidity risk through the management of its capital structure. The Company manages liquidity risk by maintaining adequate credit facilities with suppliers of between 30 days and 180 days, and with financial entities between 30 days to more than one year. As at December 31, 2019, the Company had working capital of $877,666 (2018 – $1,053,211). The Company has the following undiscounted contractual obligations subject to liquidity risk as at December 31, 2019:

	<1 year	1-3 years	> 3 years
Trade and other accounts payables	$ 967,730	$ -	$ -
Current portion of long-term debt	37,971	-	-
Long-term debt	-	27,445
Due to related party	9,280	500,000	-
	$ 1,014,981	$ 527,445	$ -

(c)	Market risk
(i)	Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Colombian Pesos and other foreign currencies will affect the Company’s operations and financial results. The Company’s foreign currency risk is limited as it operations are based in Colombia and all transactions carried out with clients and supplies are domestic.
(ii)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term debt bears interest as detailed in Note 7. As at December 31, 2029 and 2018, the Company had no hedging agreements in place.

18.	Capital Management

The Company manages its cash and common shares as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash on hand. In order to maximize ongoing production efforts, the Company does not pay out dividends.
Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period. The company is not subject to externally imposed capital requirements other than the restricted retained earnings discussed in Note 11.

GRUPO FARMACEUTICO CRONOMED S.A.S.
Notes to Consolidated Financial Statements
For the Year ended December 31, 2019 and December 31, 2018
(Stated in Thousands of Colombian Pesos)

19.	Subsequent events
In March 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, had an impact on the Company's operations from the second quarter of 2020. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company's business, financial position and operating results in the future. In addition, it is possible that estimates in the Company's consolidated financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

\

Kasa Wholefoods Company S.A.S.
Financial Statements
Years Ended December 31, 2019 and 2018
(Stated in Colombian Pesos)

Kasa Wholefoods Company S.A.S.

Financial Statements
Years Ended December 31, 2019 and 2018
(Stated in Colombian Pesos)

Page

Independent Auditor's Report	F-96

Statements of Financial Position	F-97

Statements of Operations and Comprehensive Income	F-98

Statements of Changes in Equity	F-99

Statements of Cash Flows	F-100

Notes to Financial Statements	F-101

Calle 93 No. 15 – 40 Piso 4 Bogotá, Colombia Tel: +57 (1) 256 30 04 www.mazars.com.co

Independent Auditors’ Report

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Kasa Wholefoods Company S.A.S. (the ‘Company’), as of December 31, 2019, and the related statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the year ended December 31, 2019 and the related notes (collectively referred to as the ‘Financial Statements’).
In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Material Uncertainty Related to Going Concern
The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the Financial Statements, the Company has a negative net equity at the end of the 2019 of 780 million pesos and an accumulated net loss at the end of 2019 of 729 million pesos that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Carlos Andres Molano
Carlos Andres Molano
Partner
We have served as the Company’s auditor since 2020.
Mazars Colombia SAS
December 16, 2020

Mazars Colombia SAS
NIT: 830.055.030 – 9

Kasa Wholefoods Company S.A.S.
Statements of Financial Position
As at December 31, 2019 and 2018
(Stated in Colombian pesos)

	Notes	2019	2018

Assets
Current
Cash	12	$274,674,966	$20,107,005
Trade and other receivables	12	128,906,808	114,513,881
Inventories	4	126,711,015	224,377,127
Prepaid expenses		12,333,307	102,869,654
		$542,626,096	$461,867,667

Property plant and equipment	6	9,416,650	20,716,654
Intangible Assets	5	1,700,004	2,550,000
Total Assets		$553,742,750	$485,134,321

Liabilities
Current
Current portion of long-term debt	7, 12	$223,553,471	$128,135,923
Trade and other payables	8, 11, 12	520,574,492	211,820,202
Income tax payable	10	56,246,880	88,515,984
		$800,374,843	$428,472,109

Long-term debt	7, 12	180,431,900	72,554,848
Due to partners and shareholders	11, 12	-	22,369,762
Other accounts payable	8, 12	353,434,938	13,167,262
Total Liabilities		$1,334,241,681	$536,563,981

Shareholders' Deficiency
Share capital	9	200,000,000	200,000,000
Deficit		(980,498,931)	(251,429,660)
Total Shareholder's Deficiency		$(780,498,931)	$(51,429,660)

Total Liabilities and Shareholders' Deficiency		$553,742,750	$485,134,321

Subsequent Events	17

The accompanying notes are an integral part of these financial statements.

Kasa Wholefoods Company S.A.S.
Statement of Operations and Comprehensive Loss
As at December 31, 2019 and 2018
(Stated in Colombian pesos)

	Notes	2019	2018

Operating revenue
Income from ordinary activities	14	$1,337,561,832	$842,468,532
Cost of sales		(847,520,243)	(343,132,138)
Gross profit		490,041,589	499,336,394

Administrative expenses	15	(383,791,502)	(110,236,575)
Sales operating expenses	15	(650,820,729)	(213,333,038)
Total operating expenses		(1,034,612,231)	(323,569,613)

Operating profit (loss)		(544,570,642)	175,766,781

Other income	14	22,804,740	989,495
Other expenses	15	(56,386,032)	(9,674,218)
Interest expense		(68,413,111)	(40,771,695)
Provision for credit losses	12	(81,760,406)	(2,428,863)
Total other income (expenses)		(183,754,809)	(51,885,281)
Income (loss) before tax		(728,325,451)	123,881,500

Income tax provision	10	743,820	48,731,218

Net income (loss) and comprehensive income (loss)		$(729,069,271)	$75,150,282

Weighted average number of outstanding shares, basic and diluted	9	20,000	8,887
Basic and diluted earnings (loss) per share	9	$(36,453.46)	$8,456.20

The accompanying notes are an integral part of these financial statements.

Kasa Wholefoods Company S.A.S.
Statements of Changes in Equity
As at December 31, 2019 and 2018
(Stated in Colombian pesos)

	Notes	Share capital	Retained earnings (deficit)	Total equity
Balance at December 31, 2018		$200,000,000	$(251,429,660)	$(51,429,660)
Net loss		-	(729,069,271)	(729,069,271)
Shares issuances	9	-	-	-
Balance at December 31, 2019		$200,000,000	$(980,498,931)	$(780,498,931)

	Notes	Share capital	Retained earnings (deficit)	Total equity
Balance at December 31, 2017		$85,090,000	$(326,579,942)	$(241,489,942)
Net income		-	75,150,282	75,150,282
Shares issuances	9	114,910,000	-	114,910,000
Balance at December 31, 2018		$200,000,000	$(251,429,660)	$(51,429,660)

The accompanying notes are an integral part of these financial statements.

Kasa Wholefoods Company S.A.S.
Statements of Cash Flows
As at December 31, 2019 and 2018
(Stated in Colombian pesos)

	2019	2018

Operating Activities
Net income (loss)	$(729,069,271)	$75,150,282
Items not affecting cash:
Amortization	849,996	-
Depreciation	11,300,004	11,300,004

Net changes in non-cash working capital:
Trade and other receivables (net)	(14,392,927)	(45,291,881)
Inventories	97,666,112	(193,295,495)
Prepaid Expenses	90,536,347	(102,869,654)
Trade and other payables	295,587,028	13,494,184
Income tax payable	(32,269,104)	42,233,340
Due to partner and shareholders	(22,369,762)	22,369,762
Other accounts payable	353,434,938	13,167,262
Cash Flows Provided By (Used in) Operating Activities	$51,273,361	$(163,742,196)
Investing Activities
Acquisition of intangible assets	-	(2,550,000)
Cash Flows Used In Investing Activities	$-	$(2,550,000)
Financing Activities
Proceeds from share issuances		114,910,000
Repayment of long-term debt	(196,705,401)	(145,520,444)
Proceeds from long-term debt	400,000,000	181,167,000
Cash Flows Provided By Financing Activities	$203,294,599	$150,556,556

Net Increase in Cash During the Period	254,567,960	(15,735,640)
Cash, Beginning of Period	20,107,005	35,842,644
Cash, End of Period	$274,674,966	$20,107,005

Supplemental cash flow information
Taxes paid	$-	$8,174,000
Interest paid	$-	$325,000

The accompanying notes are an integral part of these financial statements.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

Nature of Business
Kasa Wholefoods Company S.A.S. (“the Company”) is a private company incorporated on June 27, 2013 in Bogotá, Colombia. On July 2, 2013, the Company is registered under the Mercantile Registry of the Chamber of Commerce. The head office and principal address of the Company is Calle 93B No. 13 - 50 Bogotá, Colombia.
The Company is a producer of exotic fruit juices which works with local farmers and indigenous Amazonian communities to cultivate its products. The Company operates under the Mambe brand and sells its product in large Colombian retailers such as Carulla, Tostao’ Café & Pan, and Deli Reposteria. Recently, it has invested in the research and development of CBD-infused juices and chocolates.

1. Basis of Presentation
(a)  Statement of compliance

The financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of these financial statements.

These financial statements for the year ended December 31, 2019 were authorized for issuance by the Legal Representative of the Company on December 16, 2020.
(b)  Basis of measurement
These financial statements have been prepared on the going concern basis, under the historical cost convention except certain assets and financial instruments measured at fair value.
(c)  Functional and presentation currency
These financial statements are presented in Colombian pesos ("COP") unless otherwise noted, which is the Company’s functional currency.
(d)  Estimates and critical judgements made by management
The preparation of these financial statements, in conformity with IFRS, requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.
Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. While management believes that the estimates are reasonable, actual results could differ materially from those estimates and may impact the future results of operations.
Allowance for credit losses
The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable. A significant increase in credit risk is determined based on the financial condition as well as current and past payment history. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

Income Taxes
Provisions for income taxes are based on statutory income tax rates and the amount of income earned in the jurisdictions in which the Company operates. Significant judgement is required in determining income tax provisions and the recoverability of deferred tax assets. The calculation of current and deferred income tax requires management to make estimates regarding the carrying values of assets and liabilities that include estimates of future cash flows and earnings related to such assets and liabilities, the interpretation of income tax legislation in the jurisdictions in which the Company operates, and the timing of reversal of temporary differences. The Company may adjust the balances in future periods based on updated tax laws and other circumstances. To the extent that these adjustments differ from original estimates, deferred tax assets and liabilities, net earnings, and comprehensive income will be affected in future periods.

2. Going Concern
These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. It will need to raise additional capital in the near term to fund its ongoing operations and business activities. While the Company has long-term debt (Note 7), majority investors plan to increase the capital stock of the company. However, there is no assurance if this financing will proceed as planned.
These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.
The business of consumer goods does not involve a high degree of risk. However, there can be no assurance that current business development programs will result in profitable operations. The Company’s continued existence is dependent upon the purchase of raw materials, conversion of raw materials to inventory, the sale of said inventory, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.
As at December 31, 2019, the Company has a net loss of $729,069,271 and a working capital deficiency of $257,748,747.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

3. Significant Accounting Policies and Adoption of New Accounting Pronouncements

Adoption of new or amended accounting pronouncements
(a)	IFRS 16 Leases
In January 2016, the IASB issued IFRS 16, Leases which replaced the previous guidance on leases, predominantly, IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize all assets and liabilities arising from a lease. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16.
As at January 1, 2019, the Company adopted IFRS 16 in accordance with the transitional provisions stipulated in IFRS 16. The Company has applied the following practical expedients:
(i)
The Company applied the modified retrospective approach and did not restate comparative information. As a result, any adjustment on initial application is recognized in accumulated deficit as at January 1, 2019.

(ii)
On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Contracts that were not identified as leases under IAS 17, and IFRIC 4, Determining whether an arrangement contains a lease, were not reassessed for whether there is a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The adoption of IFRS 16 as at January 1, 2019 did not have a material impact on these financial statements.
         (b)       Adoption of IFRIC 23, Uncertainty Over Income Tax Treatments
IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances.
IFRIC 23 became effective for fiscal years beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of January 1, 2019 and has assessed no significant impact as a result of the adoption of this interpretation.
         (c)        Recently Issued Accounting Pronouncement Not Yet Adopted
IAS 1 - Presentation of Financial Statements ("IAS 1 ") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted. The Company will adopt these amendments as of their effective date, and is currently assessing the impacts on adoption.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

Significant accounting policies
         (a)        Inventories
Inventories consist of raw materials and finished products. Finished products include beverage produced and ready for commercialization. Consistent with IAS 2, the Company initially recognizes the inventory at purchase price plus costs of acquisition. Inventories are subsequently measured at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
At the period ended, if the net realizable value is greater than the cost, the Company will write-down the inventories to net realizable value. In a subsequent period, if the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed at the lower of the cost and the revised net realizable value.
         (b)        Property, Plant and Equipment
Property, plant and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized on a straight-line basis over the assets' estimated useful lives.
Vehicles – Straight-line over 5 years
Computers - Straight-line over 1 - 3 years
An asset’s residual value, useful life and depreciation method are reviewed at the end of each reporting period and adjusted if appropriate. When parts of an item of plant, property and equipment have different useful lives, they are accounted for as separate items (major components).
During their construction, property, plant and equipment are not subject to depreciation. When the asset is available for use, depreciation commences.
         (c)        Intangible Assets
Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the assets' estimated useful lives.
Software License            3 years
Estimated useful lives and amortization methods are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.
         (d)        Impairment of Non-financial Assets
Impairment tests on goodwill and intangible assets with indefinite useful lives are undertaken annually at the financial year-end. For long-lived assets and intangible assets with a finite life, the Company reviews their carrying amounts at the end of each reporting period to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the carrying value of an asset exceeds its recoverable amount, the asset is written down accordingly.
If impairment losses are subsequently reversed, the carrying amount of the asset or cash-generating unit are increased, but not in excess of the amount that would have been determined if no impairment losses had been recognized in previous periods. The reversal of impairment losses will be recognized in the period’s profit or loss. This is not applicable for goodwill.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows resulting from the asset’s use and eventual disposition are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
An impairment loss is recognized in the statement of operations.
         (e)        Financial Instruments
Financial Assets
The Company measures its financial assets at Fair Value through Profit and Loss (“FVTPL”), Fair Value through Other Comprehensive Income (“FVOCI”), or amortized cost based on the business model of the asset.
The Company initially records financial assets at fair value plus any directly attributable transaction cost unless it is FVTPL.
The Company’s financial assets include cash, trade and other receivables, due to shareholders and due to partners and shareholders, which are subsequently measured at amortized cost. The Company applies the following policy: for a debt instrument, the business model consists of collecting contractual cash flows and holding financial assets, and payments are solely comprised of principal and interest. These assets are subsequently measured at amortized cost using the effective interest rate method, net of impairment losses.
Financial Liabilities
The Company measures its financial liabilities as Fair Value through Profit and Loss (“FVTPL”) or amortized cost. The Company’s financial liabilities include trade and other payables, other liabilities, and long-term debt, which are measured at amortized cost. The Company applies the following policy. Financial liabilities are required to be measured at amortized cost, unless it meets an exception under IFRS 9 or is irrevocably designated as FVTPL to produce more relevant information. Subsequently measured at amortized cost using the effective interest rate method.
Impairment
The Company is required to recognize expected credit losses (“ECLs”) for financial assets measured at amortized cost. Application of the general method depends on the following credit stages of the financial assets:
• Stage 1: For new receivables and for receivables that have not experienced a significant increase in credit risk since initial recognition, a loss allowance is recognized equal to the 12-month expected credit losses;
• Stage 2: For receivables that have experienced a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining life of the asset; and
• Stage 3 – For receivables considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.
The evaluation of the allowance for expected credit losses for the Company is performed collectively for Stage 1 and Stage 2 as the portfolio is composed of a large number of similar trade receivables.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

For the purpose of measuring ECLs, a significant increase in credit risk is defined as either when the credit is 30 days past due or where has increasing doubts about the collectability of the credit. Credits are considered impaired when the borrower has experienced financial difficulties or there is a breach of contract. According to the Company's policy, loans that have no reasonable expectation of recovery are written off.
The expected credit loss is based on historical loss rates of the Company and comparable Colombian companies with consideration of forward looking information. The losses are probability-weighted and consider the time value of money.
Expected credit losses are recognized in income and netted against trade and other receivables.
         (f)         Income Taxes
Income tax expense is comprised of current and deferred tax. Current and deferred income tax are recognized in the statement of operations except to the extent that they relate to a business combination or items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income. Current income taxes are the expected taxes payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustments to taxes payable in respect of previous years.
Deferred tax assets and liabilities are recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized.
At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Deferred income tax assets and liabilities are presented as non-current.
         (g)       Employee Benefits

Short-term employee benefits are employee benefits that are expected to be settled within 12 months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as a liability (accrued expense) or an expense. The liability is recorded at an undiscounted amount.

Post-employment benefits are employee that are payable after the completion of employment, which include defined benefit and defined contribution plans.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits.

Termination benefits are employee benefits provided in exchange for the termination of an employee's employment.

The Company provides loans to its employees at below-market rates. When an employee loan is extended that is not at market rate, the difference between the price of the loan and the fair value of the loan at market rate represents and employee benefit and is accounted for under IAS 19. The fair value of the loan is accounted for as a financial instrument under IFRS 9; refer to the discussion on financial instruments above.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

         (h)       Share Capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.
         (i)         Provisions
Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations.  The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.
         (j)         Basic and Diluted Loss per Share
Basic loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding for the relevant year. Diluted loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.
         (k)        Revenue Recognition
Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
The Company has two revenue streams related to contracts: juice products and transportation services to deliver juices, which are assessed as one performance obligation. The Company primarily sells the juice products to large, local retailers and grocers; revenue is only earned in Colombia. Revenue from juices and transportation is recognized once the performance obligation has been satisfied, which would be upon delivery to the customer. Juices and transportation services are invoiced separately; the transaction price for each product and service is determined based on the respective invoice.
Initially, the Company will require cash and not extend credit with newer customers. Once a relationship is built, a credit of 30 days before payment is due. For larger, well-known customers, a credit of 90 days is extended before payment is due. The Company does not offer refunds on its products.
4.  Inventories

	As at December 31, 2019	As at December 31, 2018
Raw materials	$43,672,263	$84,808,522
Finished goods	83,038,752	139,568,605
	$126,711,015	$224,377,127

The inventories are composed of raw material and finished product juices in references ALBA, VELA and FARO. During the year ended December 31, 2019, inventories expensed to cost of sales was $847,520,243(December 31, 2018 - $343,132,138). No write-downs have been recorded during the year-ended December 31, 2019 and 2018.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

5.  Intangible Assets
Software license
Cost
At January 1, 2019	$2,550,000
Additions	-
Disposals	-
At December 31, 2019	$2,550,000

Accumulated Amortization
At January 1, 2019	$-
Amortization	850,000
At December 31, 2019

Net book value at
December 31, 2018	$2,550,000
Net book value at
December 31, 2019	$1,700,004

6. Property, Plant and Equipment

	Vehicles	Computer Equipment	Total
Cost
At January 1, 2019	$56,500,000	$1,400,000	$57,900,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2019	$56,500,000	$1,400,000	$57,900,000

Accumulated Depreciation
At January 1, 2019	$35,783,346	$1,400,000	$37,183,346
Depreciation	11,300,004	-	11,300,004
At December 31, 2019	$47,083,350	$1,400,000	$48,483,350
Net book value at
December 31, 2019	$9,416,650	$-	$9,416,650

	Vehicles	Computer Equipment	Total
Cost
At January 1, 2018	$56,500,000	$1,400,000	$57,900,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2018	$56,500,000	$1,400,000	$57,900,000

Accumulated Depreciation
At January 1, 2018	$24,483,342	$1,400,000	$25,883,342
Depreciation	11,300,004	-	11,300,004
At December 31, 2018	$35,783,346	$1,400,000	$37,183,346

Net book value at
December 31, 2018	$20,716,654	$-	$20,716,654

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

7.  Long-term Debt

				As at	As at
				December 31, 2019	December 31, 2018
Credit cards				$6,430,576	$7,934,086
Financing Arrangement				10,817,724	18,874,171
Bank loans
Principal	Interest rate	Issued	Maturity
121,000,000	14.29%	2017-06-07	2019-06-07	-	28,590,590
20,000,000	27.33%	2017-09-21	2019-09-21	-	3,393,203
34,700,000	18.22%	2018-02-19	2020-02-19	2,891,674	20,441,032
26,467,000	23.48%	2018-05-31	2020-05-31	5,016,744	20,313,235
30,000,000	20.70%	2019-08-30	2020-08-30	10,000,000	26,795,662
20,000,000	22.38%	2018-10-25	2020-10-25	8,333,338	18,488,877
20,000,000	20.34%	2018-12-14	2020-12-14	10,000,004	20,269,927
50,000,000	18.16%	2019-04-30	2021-04-30	33,333,336	-
197,833,000	13.03%	2019-05-30	2022-05-30	159,365,414	-
102,167,000	13.03%	2019-05-30	2022-05-30	82,301,196	-
50,000,000	14.56%	2019-12-04	2021-12-04	50,000,000	-
50,000,000	22.80%	2018-04-03	2021-04-03	25,495,365	35,589,988
				$403,985,371	$200,690,771
Less: current portion				$223,553,471	$128,135,923
Long-term portion				$180,431,900	$72,554,848

Bank loans and credit cards are with the Banco de Bogota and Bancolombia. The financing arrangement is held with Banco de Occidente. For the year-ended December 31, 2019, interest paid was $nil (2018 - $325,000).

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

8.  Trade Payables and Other Liabilities

(a)  Trade and other payables

The following amounts are included in trade and other payables:

	At December 31, 2019	At December 31, 2018
Trade payables (1)	$362,765,414	$202,423,029
Salaries & Bonus Payable (2)	129,529,089	1,624,923
Other Payables	28,279,989	7,772,250
	$520,574,492	$211,820,202

(1)  This balance is composed mainly of amounts payable to suppliers of $256,865,001 and other costs and expenses payable of $69,031,511. As at December 31, 2020, the amounts payable to suppliers are as follows:

As at
Suppliers	December 31, 2019
Union Commercial	$77,823,189
Bon Vibrant	53,357,264
Frutas Colombianas de Exportacion	36,923,787
Hot Fill	31,394,781
Distribuidora Cordoba	28,304,578
Compañia Internacional Agrofrut	14,828,200
Litografia Berna	8,141,851
Central de Insumos	3,922,554
Organic Evolution	1,444,047
Estibas y Huacales de la Loma	624,750
Cartonera Nacional	100,000
Total suppliers payable	$256,865,001

(2)  The change in the account corresponds to a salary increase for Santiago Mora in the amount of $17,385,000 and Andrea Velasco Manager in the amount of $12,500,000.
(b)  Other accounts payable
Other accounts payable primarily includes advances from third parties. These advances are non-interest bearing and unsecured with no fixed terms of repayment. The amounts payable to third parties are as follows:

	As at	As at
Third Party	December 31, 2019	December 31, 2018
Mora Peñuela Jose Maria	$6,918,476	$13,167,262
Sulliden Mining Capital Inc.	296,409,062	-
Vallita Petroleum	50,000,000	-
Viajes Zeppelin	107,400	-
Total other payables	$353,434,938	$13,167,262

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

9.  Share Capital

(a)  Authorized share capital
The Company is authorized to issue 1 million common shares.
(b)  Issued share capital

	Shares Outstanding (#)	Shares Outstanding ($)
At January 1, 2018	8,509	85,090,000
Shares issuances	11,491	114,910,000
At December 31, 2018	20,000	200,000,000
At December 31, 2019	20,000	200,000,000

The Law on Corporations in Colombia requires the establishment of a Legal Reserve for the value of 10% of undistributed profits until 20% of the capital stock has been issued.
(c)  Earnings per share
Basic earnings per share amounts are calculated by dividing the net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the periods. The basic and diluted loss per share amounts are the same as there are no instruments that have a dilutive effect.

10.Income Taxes

(a)  Income tax expense reconciliation

The Company's Colombian corporate income tax rate is 33% for the year ended December 31, 2019 and 2018. The rate is expected to apply for the full year.

	2019	2018
Net income before income taxes	$-728,325,451	$123,881,500
Adjusting items	730,579,451	- 30,796,652
Taxable income	2,254,000	93,084,848
Income tax expense (33%)	$743,820	$30,718,000

	2019	2018
Corporate tax	$743,820	$30,718,000
Local tax	-	18,013,218
Total tax	$743,820	$48,731,218

(b)  Deferred Income Tax Asset and Liability

There are no temporary differences that gave rise to deferred assets or liabilities during the year ended December 31, 2019 and 2018.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

11.Related Party Transactions and Balances
On occasion, the Company borrows from shareholders on an interest-free basis. For the year ended December 31, 2018, the due to partners and shareholders amount related to loans from Laura Londoño and Santiago Mora, who are a partner and shareholder, respectively. A partner is personnel who has the authority and responsibility for planning, directing and controlling the activities of the entity.
Included in other payables is $6,918,476 (2018 - $13,167,262) of an interest-free loan between the Company and a family member of a shareholder.
As at December 31, 2019, $84,164,534 (2018 - $nil) of legal expenses relate to fees for Santiago Mora’s legal representative.
Management compensation in the form of salaries and benefits was $102,163,307 for the year-ended December 31, 2019 and $nil for the year-ended December 31 2018.

12.Financial Instruments

	As at	As at
	December 31, 2019	December 31, 2018
Financial Assets
Cash	$ 274,674,966	$ 20,107,005
Trade and other receivables	128,906,808	114,513,881
	$ 403,581,774	$ 134,620,886
Financial Liabilities
Trade and other payables	$ 520,574,492	$ 211,820,202
Current portion of long-term debt	223,553,471	128,135,923
Due to partners	-	22,369,762
Long-term debt	180,431,900	72,554,848
Other accounts payable	353,434,938	13,167,262
	$ 1,277,994,801	$ 448,047,997

The Company subsequently measures all financial assets and liabilities at amortized cost.
The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information pertaining to these risks is presented throughout these financial statements.
There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks, or the methods used to measure them since December 31, 2018, unless otherwise stated.
(a)  Credit risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company has exposure to credit risk from its cash and trade and other receivables. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash is mitigated by holding these balances with Colombian financial institutions. The Company therefore does not expect any credit losses on its cash. As at December 31, 2019, $46,289,104 (2018 - $1,655,163) of the trade and other receivables balance relates to other receivables, which mainly consists of reserves for credits factored to third parties. The Company does not expect any credit losses on its other receivables. Therefore, expected credit loss is estimated only on the remaining trade receivables balances with customers of $84,511,118.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

The Company's trade receivable from customers balance consists of the following:

Trade receivables from customers
Opening balance	115,287,581
Origination	80,940,304
Derecognition	(29,420,913)
Write-offs	(82,295,854)
Ending balance	84,511,118

	As at December 31, 2019	As at December 31, 2018
Trade receivables from customers	$ 84,511,118	$ 115,287,581
Expected credit loss	(1,893,415)	(2,428,863)
Net trade receivables	$ 82,617,703	$ 112,858,718
The Company's change in expected credit loss is as follows:

	Stage 1	Stage 2	Stage 3	Total
Opening balance	$ 697,756	$ 1,731,107	$ -	$ 2,428,863
Originations	164,927	1,747	64,979,887	65,146,561
Derecognitions	(16,758)	(897,146)	-	(913,904)
Remeasurement	(37,620)	1,124,449	16,440,920	17,527,750
Transfer to Stage 1	53,878	(53,878)	-	-
Transfer to Stage 2	(63,302)	63,302	-	-
Transfer to Stage 3	-	(1,697,575)	1,697,575	-
Provision	101,125	(1,459,101)	83,118,382	81,760,407
Write-offs	-	-	(82,295,854)	(82,295,854)
Recoveries	-	-	-	-
Closing balance	$ 798,881	$ 272,006	$ 822,528	$ 1,893,415
The Company has assessed that there is no concentration of credit risk as at December 31, 2019 and 2018.
An analysis of the aging of trade receivables is as follows:

	As at December 31, 2019	As at December 31, 2018
Current (30 days or less)	$ 81,205,888	$ 78,060,363
31-60 days	185,640	2,927,628
61-90 days	902,724	3,777,493
Greater than 90 days	2,216,866	30,522,097
	$ 84,511,118	$ 115,287,581

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

(b)  Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet the financial obligations associated with its financial liabilities as they come due. The Company manages liquidity risk through the management of its capital structure. As at December 31, 2019, the Company had a working capital deficiency of $257,748,747 (December 31, 2018 – surplus of $33,395,558). The Company has the following undiscounted contractual obligations subject to liquidity risk:

	<1 year	1-3 years	> 3 years	Total
Accounts payable and accrued liabilities	$ 520,574,492	$ -	$ -	$ 520,574,492
Long-term debt	223,553,471	180,431,900	-	403,985,371
Total	$ 744,127,963	$ 180,431,900	$ -	$ 924,559,863

(c)  Market risk
(i)  Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Colombian peso and other foreign currencies will affect the Company’s operations and financial results. The Company’s foreign currency risk is limited as it operations are mainly based in Colombia.

13.  Fair Value of Financial Instruments
Assets recorded at fair value in the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities;
Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There are no financial instruments subsequently measured at fair value. All financial assets and liabilities are measured at amortized cost.

Financial instruments measured at amortized cost
Cash; trade & other receivables; trade and other payables; other payables; due to partner and shareholders	Carrying amount (approximates fair value due to short-term nature)
Long-term debt	Carrying value at the effective interest rate which approximates fair value

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

14.Revenues
(a)  Revenues
Revenues consist of contracts with various Colombian companies. A concentration of revenue by customer for 2019 and 2018, respectively, is as follows:
2019
Customer	Revenue	Concentration of Revenue
Tostato	$ 1,154,425,480	86.31%
Colombian Mountain Coffee	33,938,457	2.54%
Sipote Burrito	30,603,150	2.29%
Cencosud	29,052,152	2.17%
Other	89,542,593	6.69%
Total	$ 1,337,561,832	100.00%

2018
Customer	Revenue	Concentration of Revenue
Tostato	$ 613,535,976	72.82%
Dyval	39,347,497	4.67%
Sipote Burrito	39,078,949	4.64%
Colombian Mountain Coffee	36,583,403	4.34%
Cencosud	13,840,262	1.64%
Other	100,082,445	11.89%
Total	$ 842,468,532	100.00%
(b)  Other income
Other income of $22,804,740 (2018 – $989,495) relates to revenue earned from byproducts as a result from production. Byproducts mainly relate to pulp during the juicing process.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

15.Expenses

The following tables present a break-down of administrative expenses, sales expenses and other expenses:

(a)  Administrative expenses

	As at December 31, 2019	As at December 31, 2018
Personnel expenses (1)	$ 243,982,673	$ 26,683,487
Professional fees	8,301,873	40,397,776
Legal expenses (2)	105,959,722	17,458,827
Services	7,679,369	823,372
Maintenance and repairs	652,113	2,866,871
Depreciation	11,300,004	11,300,004
Amortization	849,996	-
Other	5,065,752	10,706,238
Total administrative expenses	$ 383,791,502	$ 110,236,575

(1)  Personnel expenses include the following amounts:
As at
December 31, 2019
Salaries	$ 208,040,831
Viaticos	323,961
Disabilities	195,557
Transportation	2,525,992
Layoffs	2,907,877
Interest on layoffs	280,596
Service bonus	2,758,415
Vacation	1,273,292
Training	240,000
Security	25,436,152
Total personnel expenses	$ 243,982,673

(2)  As at December 31, 2019, $84,164,534 (2018 - $nil) of legal expenses relate to fees for Santiago Mora’s legal representative.

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

(b)  Sales expenses

	As at December 31, 2019	As at December 31, 2018
Personnel expenses	$ 48,822,011	$ 64,624,788
Professional fees	-	3,802,222
Marketing expense (1)	403,921,726	-
Insurance	3,115,560	4,323,946
Services	91,448,332	75,575,765
Maintenance and repairs	2,173,788	11,006,365
Other (2)	101,339,312	53,999,952
Total sales expenses	$ 650,820,729	$ 213,333,038

(1)  Marketing expenses include costs to market the MAMBE brand and create the MAMBE product formulas.
(2)  Other includes sundry expenses such as parking, fuel and office supplies.

As at
December 31, 2019
Commissions	$ 36,918,319
Cleaning costs	1,772,152
Tools and stationery	1,324,240
Fuel	2,153,857
Transportation	1,080,400
Entertainment	66,732
Parking fees	125,904
Others (i)	57,897,708
Total other expenses	$ 101,339,312

(i)  Other mainly relates to the payment on electronic invoicing to Sufactura of $48,236,547.

(c)  Other expenses

	As at December 31, 2019	As at December 31, 2018
Bank fees and expenses	$ 21,173,767	$ 8,859,763
Other	35,212,265	814,455
Total other expenses	$ 56,386,032	$ 9,674,218

KASA WHOLEFOODS COMPANY S.A.S.
Notes to Financial Statements
Years Ended December 31, 2019 and December 31, 2018
(Stated in Colombian Pesos)

16.Capital Management

The Company manages its cash and common shares as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short-term investments on hand.
In order to maximize ongoing production efforts, the Company does not pay out dividends. The Company’s policy is to hold cash on hand to invest further in the operations of the business.
Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

17. Subsequent Events
(a)  COVID-19 Estimation Uncertainty
In March 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, are expected to impact the business. As of the release date of these financial statements, management has identified no material impact to the business as a result of COVID-19 and will continue to monitor the situation as it progresses.
(b)  On January 3rd, 2020, Flora Growth Corp. announced that is entered into an agreement to acquire 90% equity interest in the Company.
In order to close the Transaction, Flora must pay to shareholders of Kasa USD$294,000 in cash and repay Kasa’s outstanding loan payables of USD$91,000.  The transaction is subject to the parties negotiating and entering into a definitive agreement and obtaining of the necessary regulatory approvals.

COSECHEMOS YA S.A.S.

INDIVIDUAL FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Directors of COSECHEMOS YA S.A.S.

Opinion on the Individual Financial Statements

We have audited the accompanying individual statements of financial position of COSECHEMOS YA S.A.S. (the “Company”) as of December 31, 2018, and 2017 and the related statements of loss and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2018, and 2017, and the related notes.

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and 2017 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018, and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

The Company’s management is responsible for these financial statements. Our responsibility is to express opinions on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the individual financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Certain Matters
Cash Handling
At the date of our report, the Company does not have a bank account to manage its funds and operations in Colombia; Therefore, payment of liabilities and capital investments, are being manager to through a mandate contract.
As described in Note 14 of subsequent events, currently, the Company is working with local financial entities to complete the process of opening of a bank account.

Material Uncertainty Related to Going Concern
The accompanying individual financial statements have been prepared under the going concern assumption.  We draw attention to Note 14 - Subsequent events and over the fact that the accumulated losses as of October 31, 2020 amount over USD 304 thousand, which would place the Company under a technical cause of dissolution under Colombian legislation, Article 34 of Law 1258 of 2008.

Management’s plans regarding these matters are also described in Note 1. The individual financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Licences

Currently the Company has received the license for the cultivation of non-psychoactive cannabis plant, according to resolution N°0484 of May 15, 2019, for a term of five years and issued by the sub-directorate of control and audit of chemical and narcotic substances of the Ministry of Justice and Law. As described in Note 1-Nature and Continuance of Operations, the Company is awaiting the approval of licenses for the manufacture of cannabis derivatives and the use of seeds for commercialization, delivery, or scientific purposes.

COVID-19

As indicated in Note 14 of subsequent events to the individual financial statements of COSECHEMOS YA S.A.S., during the first months of the year 2020, the Covid-19 virus emerged in Colombia. At the date of issuance of these financial statements, the effect on globalized markets and consequently on the results, cash flows and financial situation of the entity remains uncertain; likewise, the recent volatility of the exchange rate, which has caused a devaluation of the Colombian peso against the US dollar, may cause the conversion at the current exchange rate to generate a material net financial impact. The exchange rate as of the date of this report amounts to COP 3,611.44 per USD. Other effects of the impact of the coronavirus are mainly related to delays in obtaining Licenses for the development of the Company’s main economic activity and the execution of some other activities scheduled for 2020.

Moore Assurance SAS.
Bogotá, Colombia
November 30, 2020

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Individual Statement of Financial Position

As at:	December 31, 2018	December 31, 2017

ASSETS
Current
Amounts receivable (Note 5)	$1,539	1,676
Prepaid expenses (Note 6)	3	1
Total assets	$1,542	1,677

LIABILITIES
Current
Trade payables and accrued liabilities (Note 7)	$14	8
Total liabilities	14	8

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	1,764	1,764
Loss of the period	(4)	(7)
Loss Accumulated	(7)	-
Adjustment for translation	(225)	(88)
Total shareholders' equity	1,528	1,669
Total liabilities and shareholders’ equity	$1,542	1,677

The accompanying notes are an integral part of these individual financial statements.

Jina Paola Forero Daza Legal representative	Ernesto Erazo Cardona Public accountant T.P 108159–T Representing Mazars Colombia SAS

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Statements of Loss and Comprehensive Loss

	For the year ended	For the year ended
	December 31, 2018	December 31, 2017

Expenses
Income tax expenses (Note 9)	$4	$7

Operating (loss)	$(4)	$(7)

Loss before income tax	$(4)	$(7)

Provision for income tax	-	-
Loss of the period	$(4)	$(7)

The accompanying notes are an integral part of these individual financial statements.

Jina Paola Forero Daza Legal representative	Ernesto Erazo Cardona Public accountant T.P 108159–T Representing Mazars Colombia SAS

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Loss of the period	Loss Accumulated	Adjustment for translation	Total, Shareholders' equity
Balance, December 31, 2017	$1,764	$(7)	$-	$(88)	$1,669
Loss of the period	$-	$(4)	$-	$-	$(4)
Translation	$-	$7	$(7)	$-	$-
Adjustment for translation	$-	$-	$-	$(137)	$(137)
Balance, December 31, 2018	$1,764	$(4)	$(7)	$(225)	$1,528

The accompanying notes are an integral part of these individual financial statements.

Jina Paola Forero Daza Legal representative	Ernesto Erazo Cardona Public accountant T.P 108159–T Representing Mazars Colombia SAS

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

INDIVIDUAL STATEMENT OF CASH FLOWS

Cash Flows in Operating Activities	December 31, 2018	December 31, 2017
Loss of the period	$(4)	$(7)
Net change in non-cash working capital	4	7

Change in cash during the period	-	-

Cash and cash equivalent at the beginning of the period		-
Available at end of period	$-	$-

The accompanying notes are an integral part of these individual financial statements.

Jina Paola Forero Daza Legal representative	Ernesto Erazo Cardona Public accountant T.P 108159–T Representing Mazars Colombia SAS

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS
COSECHEMOS YA SAS, was established on May 12, 2016 under a private single shareholder document No. 05-346798-16, with the corporate purpose to advance research to develop services and products for the agricultural sector of the country of Columbia or abroad as well as to promote and implement projects related to the agricultural sector, to develop and operate activities related to the agricultural sector and especially technological development for the Colombian rural areas, and to export, import, wholesale or retail all kinds of goods and services produced in the agricultural sector.

The  September 4, 2020 minutes of the board of directors expanded the corporate purpose by adding  the propagation of seeds, growing, and harvest of varieties of cannabis for medicinal and scientific purposes;  the production of medicinal cannabis derivatives, which includes the transformation of medicinal cannabis plant material into resins, oils, extracts and tinctures; the concentration, separation and purification of these, allowing third parties the quality controls and tests of the plant material and its derivatives; the export of cannabis derivatives for medicinal and/or scientific purposes, including, but not limited to resins and oils, medicines, cosmetics and the similar items.

On May 15, 2019, Cosechemos YA SAS was granted by resolution 0484 the NON-psychoactive Cannabis Cultivation License by the Colombian Ministry of Justice and Law to grow, produce and distribute (domestically and internationally) CBD medicinal cannabis (cannabidiol). In the property located in Predio de Cantalavieja, Vereda de Motoso of the Municipality of GIRÓN (SANTANDER - COLOMBIA) with real estate registration 300-193758. This license is valid for five years from its execution date.

On May 19, 2020 COSECHEMOS YA S.A.S was granted registration as a producer of selected (asexual) seed of non-psychoactive cannabis under resolution No. 67978 (May 19, 2020) and registration as a research unit in non-psychoactive cannabis breeding under the resolution 67975 (May 19, 2020)  by the Colombian Agricultural Institute (ICA).

On November 9, 2020, under resolution 2005 of 2020, a license to manufacture cannabis derivatives was granted by the Ministry of Health and Social Protection.

This license was granted in the modalities of: National Use and Export. In the property located in the Vereda de Motoso of the Municipality of Girón (Santander - Colombia) with real estate registration 300-193758. This license is valid for five years from its execution date.

It is clarified that currently it is necessary to obtain the license for the cultivation of psychoactive Cannabis, which is being held by the Ministry of Justice and Law because Colombian legislation contemplates first obtaining the license to manufacture derivatives and subsequently grant psychoactive cannabis cultivation license, which is expected to be obtained in 2020.

On the other hand, the modification of the derivatives manufacturing license must be made to include the investigation modality, which was not included at the time of the request.

Currently, the Company is in process to obtain the request registration with the “Instituto Colombiano Agropecuario” - ICA (for its acronym in Spanish), “as an importer of Cannabis seeds in order to have Psychoactive varieties of Cannabis to register with the ICA, because the seed source no longer exists in Colombia (Art. 2, Resolution 631 of 2018) and they need to have their own seeds for the research and manufacturing processes of derivatives intended by “Cosechemos YA SAS”

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Going concern

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company are dependent upon the ability of the Company to obtain sufficient financing to complete the development of its facilities and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its assets on an advantageous basis, all of which are uncertain.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company will need to raise additional capital in the near term to fund its ongoing operations and business activities. While the Company has entered into a share purchase agreement with Flora Growth Corp. (“Flora”), and Flora advanced loans there is no assurance that this financing will conclude. As a result of these circumstances, there are material uncertainties that cast significant doubt as to the appropriateness of the going concern presumption.

The business of cannabis growth and development of Cannabidiol (“CBD”) oils involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

These financial statements do not give effect to adjustments that would be necessary and could be material to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION
The following is a summary of significant accounting policies used in the preparation of these financial statements.
Statement of compliance

These financial statements of the Company were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Basis of presentation

The Individual Financial Statements of the Company have been prepared on an accrual basis, except for cash flow information and are based on historical cost basis, except for certain financial instruments which are stated at their fair values. The financial statements are presented in in American Dollars, unless otherwise stated.

3.	SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies used in the preparation of these financial statements for the year ended December 31, 2018 and 2017.
Foreign currency translation

The presentation currency is in United States Dollars and functional currency of the Company is the Colombian pesos. Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising on translation are presented in the statement of loss and comprehensive loss (income).

Cash

Cash and cash equivalents in the statement of financial position includes cash on hand and deposits held with banks that have a maturity of less than three months at the date they are acquired.

Property, plant and equipment

Items of property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	25 - 40 years
Machinery	10 - 15 years
Vehicles	3-5 years
Furniture and equipment	3-8 years

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss when the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation/amortization are reviewed at each reporting period and adjusted prospectively if appropriate.

Expenditures on major maintenance refits or repairs comprise the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalized.

Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

Impairment of non-financial assets

The carrying values of property, plant and equipment are assessed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use.

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the individual assets of the Company are grouped together into cash generating units (“CGUs”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statement of loss so as to reduce the carrying amount to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of loss.

Share capital
Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Provisions

General
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

The expense relating to any provision is presented in the statement of operations, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of loss.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Decommissioning obligations
The Company records a liability for the fair value of legal or constructive obligations associated with the decommissioning of long-lived tangible assets in the period in which they are incurred. The decommissioning liability is recognized at the present value of the estimated future cash flow associated with the decommissioning of the applicable assets or properties. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the decommissioning cost, which is depleted on a unit-of-production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time using the discount rate, with the interest charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

As at December 31, 2018 and 2017, the Company did not have any material provisions, including decommissioning obligations.

Amounts receivable

Amounts receivable are amounts that are due from others in the normal course of business. If collection is expected in one year or less, they are classified as current assets; if not, they are presented as noncurrent assets and discounted accordingly.

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. The diluted loss per share calculation excludes any potential conversion of options and warrants that would be anti-dilutive.

Accounting policy under IFRS 9 applicable from January 1, 2018

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Amounts receivable held for collection of contractual cash flows are measured at amortized cost.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statement of financial position with changes in fair value recognized in other income or expense in the statement of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement – Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statement of comprehensive loss (income). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statement of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable has been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payables and accrued liabilities which are each measured at amortized cost.  All financial liabilities are recognized initially at fair value.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the statement of financial position with changes in fair value recognized in other income or expense in the statement of loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statement of loss.

Accounting policy under IAS 39 applicable prior to January 1, 2018

The accounting policy under IAS 39 for the comparative information presented in respect of financial assets and liabilities, excluding derivative instruments related to hedging activities, was similar to the accounting policy adopted in 2018, with the following exceptions.

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IAS 39 were classified as “financial assets at fair value through profit or loss”, “loans and receivables”, or “available-for-sale financial assets”, as appropriate. The Company determines the classification of its financial assets at initial recognition.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Subsequent measurement – financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss included financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets were classified as held for trading if management intended to sell the financial assets in the short term. This category included any derivative financial instrument that was not designated as a hedging instrument in a hedge relationship under IAS 39.

Derivatives embedded in host contracts were accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks were not closely related to those of the host contracts. Host contracts were not held for trading or designated at fair value through profit or loss. These embedded derivatives were measured at fair value with changes in fair value recognized in the consolidated statements of operations. Reassessment only occurred if there was a change in the terms of the contract that significantly modified the cash flows that would have otherwise been required.

Impairment of financial assets

The Company assessed at each reporting date whether there was any objective evidence that a financial asset or a group of financial assets was impaired. A financial asset or a group of financial assets was deemed to be impaired if there were objective evidence of impairment as a result of one or more events that had occurred after the initial recognition of the asset (an incurred “loss event”) and the loss had an impact on the estimated cash flows of the financial asset or group of assets that could be reliably estimated.

For financial assets carried at amortized cost, the Company considered evidence of impairment at both a specific asset and collective level. Objective evidence could include the default or delinquency of a debtor or restructuring of an amount due to the Company on terms that the Company would not consider otherwise.

All individually significant financial assets were assessed for specific impairment. Financial assets that were not individually significant were collectively assessed for impairment by grouping together financial assets with similar risk characteristics. If there were objective evidence that an impairment had incurred, the amount of the charge was recognized in the consolidated statements of operations and was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that had not yet been incurred. If, in a subsequent period, the estimated impairment charge decreased because of an event, any reversal would have been credited to profit or loss.

New accounting pronouncements adopted

The Company has adopted the following amendments, effective January 1, 2018.

IFRS 9 – Financial Instruments: Recognition and Measurement (“IFRS 9”) introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value either through profit or loss (“FVPL”) or through other comprehensive income (“FVOCI”); establishes criteria for the classification of financial assets within each measurement category based on business model and cash flow characteristics; and eliminates the existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new expected credit loss model for the purpose of assessing the impairment of financial assets and requires that there be a demonstrated economic relationship between the hedged item and hedging instrument.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

The following table shows the previous classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial instruments:

Financial instrument classification
	Under IAS 39	Under IFRS 9
Financial assets
Cash	Loans and receivables	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost

Financial liabilities
Trade payables and accrued liabilities	Other financial liabilities	Amortized cost

The Company adopted IFRS 9 effective January 1, 2018 retrospectively without restating comparatives and therefore the comparative information in respect of financial instruments for the year ended December 31, 2017 was accounted for in accordance with the Company’s previous accounting policy under IAS 39. There were no effects on opening balances on January 1, 2018 with respect to the adoption of IFRS 9.

Accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2019 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics.  The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business.  This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs.  In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

For acquisitions that do not meet the definition of a business under IFRS 3, the Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

IFRS 16 - Leases (“IFRS 16”) was issued in January 2016. It replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. It eliminates the current dual accounting model for leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with lessor accounting substantially unchanged from IAS 17. The amendments are effective for annual reporting periods beginning on or after January 1, 2019.  Earlier adoption is permitted.

For contracts entered into before January 1, 2019, the Company determined whether the arrangement contained a lease under IAS 17 Leases ("IAS 17") and its interpretive guidance. Prior to the adoption of IFRS 16, these leases were classified as operating or finance leases based on an assessment of whether the lease transferred significantly all the risks and rewards of ownership of the underlying asset.

Upon transition to IFRS 16, lease liabilities are measured at the present value of the remaining lease payments discounted by the Company's incremental borrowing rate as at January 1, 2019. Right-of-use assets and lease liabilities are recognized on the statement of financial position with the cumulative difference recognized in retained earnings. At transition, the Company has lease liabilities of $315,531 and right-of-use asset of $315,531 and are recognized in the statement of financial position.

For contracts entered into subsequent to January 1, 2019, at inception of the contract, the Company assesses whether a contract is, or contains, a lease by evaluating if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.  To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
•
The contract involves the use of an identified asset. This may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•
The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

o	The Company as the right to operate the asset; or
o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date.  The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted by any initial direct costs, and costs to dismantle and remove the underlying asset less any lease incentives.  The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined on the same basis as those of IAS 16, property, plant and equipment. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. This replaced the previous requirement to recognize a provision for onerous lease contacts.

The lease liability is initially measured at the present value of lease payments to be paid subsequent to the commencement date of the lease, discounted either at the interest rate implicit in the lease or the Company's incremental borrowing rate.  The lease payments measured in the initial lease liability include payments for an optional renewal period, if any, if the Company is reasonably certain that it will exercise a renewal extension option.  The liability is measured at amortized cost using the effective interest method and will be remeasured when there is a change in either the future lease payments or assessment of whether an extension or other option will be exercised. The lease liability is subsequently adjusted for lease payments and interest on the obligation.  Interest expense on the lease obligation is included in the statement of loss.

4.	CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from those estimates and these estimates could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as financing activities, cash flows from operating activities and frequency of transactions within the reporting entity.

Assets’ carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Asset acquisition versus business combination

The determination of whether a transaction meets the definition of a business combination or constitutes an asset acquisition under IFRS 3.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.
Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Contingencies and provisions

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us, un-asserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the financial statements.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

5.	AMOUNTS RECEIVABLE
	December 31, 2018	December 31, 2017
Amounts receivable	$ 1,539	$ 1,676
Total	$ 1,539	$ 1,676

As of December 31, 2018, and 2017, the Company's amounts receivable corresponds to amounts receivable from founders since the incorporation of the Company.

6.	PREPAID EXPENSES
	December 31, 2018	December 31, 2017
Prepaid expenses	$ 3	$ 1
Total	$ 3	$ 1

As of December 31, 2018, and 2017, the Company’s prepaid expense corresponds to rent advances.

7.	TRADE PAYABLES AND ACCRUED LIABILITIES
	December 31, 2018	December 31, 2017
Trade payables and accrued liabilities	$ 14	$ 8
Total	$ 14	$ 8

As of December 31, 2018, and 2017, the Company’s trade payables and accrued liabilities corresponds to taxes payable, and loan payable to Oscar Franco, a director of the Company, for 2016 and 2017 rent.

8.	CAPITAL STOCK
a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued

	December 31, 2018	December 31, 2017
Share capital	$ 1,764	$ 1,764
Total	$ 1,764	$ 1,764

As of December 31, 2018, and 2017, the Company’s share capital consists of 5,000 common shares at a value of $1,764.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

9.	INCOME TAX
	December 31, 2018	December 31, 2017
Income tax	4	7
Total	$ 4	$ 7

The 2017 and 2018 income tax provision was calculated by presumptive income.

The tax provisions applicable to the Company establish a general rate of 34% for the year 2017, for the year 2018 onwards of 33%, and a surcharge for taxable bases greater than $ 800,000 between 0 and 6%, the year 2018 will be between 0 and 4%.

The basis for determining the income tax cannot be less than 3.5% of your liquid assets on the last day of the immediately preceding taxable year (presumptive income).  In accordance with article 165 of Law 1607 of 2012 and Regulatory Decree 2548 of 2014, for tax purposes, the remissions contained in the tax rules to the accounting standards will continue in force during the four (4) years following the entry into force of the International Financial Reporting Standards.  The Law and Regulatory Decree were repealed according to article 22 of Law 1819 of 2016, which added a new article to the National Tax Statute, which provides the following for the validity of 2017 and subsequent: “for the determination of the tax on income and complementary, in the value of assets, liabilities, equity, income, costs and expenses, the taxpayers obliged to keep accounting will apply the recognition and measurement systems, in accordance with the regulatory technical frameworks in force in Colombia, when the tax law expressly refers to them and in cases where this does not regulate the matter. In any case, the tax law may expressly provide a different treatment, in accordance with article 4 of law 1314 of 2009”.

The general term of the income statements from 2016 onwards is three (3) years. For entities subject to transfer prices the term will be six (6) years, this term also applies in the case of declarations in which tax losses are compensate. The statements that generate tax losses, the term will be twelve (12) years; however, if the taxpayer compensates the loss in the last two (2) years to do so, the term  will be extend for three (3) more years from said compensation in relation to the statement in which it was settled such loss.

The following is a detail of the reconciliation between the accounting profit and the liquid income, as well as the determination of the income tax and the surcharge recognized for the period.

Financing Law

On December 29, 2018, Law 1943 (called the financing law) was promulgated, introducing important reforms to the tax code in Colombia, the most relevant issues about this law are summarized below:

1.	The list of goods and services excluded from VAT established in articles 424, 426 and 476 of the Tax Code was modified.
2.	Article 437 of the Tax Code was added, regarding guidelines on the fulfillment of formal duties on VAT by service providers from abroad.
3.
The withholding of VAT may be up to 50% of the value of the tax, subject to regulation of the National Government. Withholding tax must be made at VAT when personal property or encumbered services are acquired from persons registered as contributors to Simple regime.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

4.	The VAT rate remains at 19%.
5.
The simplified VAT regime is eliminated, classifying taxpayers as not responsible as long as they meet the same criteria as they were for the simplified one (in addition to not belonging to the simple regime).

6.	The tax discount on income is created in the sales tax on the acquisition or formation of real productive fixed assets (eliminating the special deduction of VAT on the acquisition of capital goods).
7.
For the years 2019, 2020, 2021, an extraordinary estate tax is created by: i) natural persons and illiquid successions contributing to income tax, ii) national or foreign natural persons who do not have residence in the country , with respect to the assets directly owned in the country, ii) national or foreign natural persons who do not have residence in the country, with respect to their assets indirectly owned through permanent establishments in the country (except for exceptions in international treaties and in domestic law ), iv) illiquid successions of causes without residence in the country at the time of their death with respect to their assets owned in the country; and v) foreign companies or entities not declaring income tax, with respect to their property owned in Colombia, such properties, yachts, boats, boats, works of art, aircraft or mining or oil rights. This lien will not apply to stocks or accounts receivable. The lien will apply to the possession as of January 1, 2019 of a net worth of more than 5,000 million pesos (1% rate each year).

8.	Creation of the tax normalization tax at a rate of 13% for taxpayers of income tax who have omitted assets or non-existent liabilities as of January 1, 2019.
9.
As of 2019, a withholding at the source of the income tax of 7.5% on the profits that would have been able to be distributed to national companies as non-constitutive income or occasional income is added. The component taxed on profits distributed via dividends will be taxed at the rate indicated in article 240 of the Tax Statute, in which case the withholding at the source indicated above will be applied once this tax has been reduced. This withholding does not apply to taxpayers who are part of a business group or who belong to the holding regime.

10.
The income tax rate on dividends received by companies or other foreign entities without domicile in the country, by natural persons without residence in Colombia and by illiquid successions of causes that were not residents in Colombia was increased to 7.5% (profits) of 2017 and 2018 were taxed at 5%). The component taxed on profits distributed via dividends will be taxed at the rate indicated in article 240 of the Tax Statute, in which case the tax indicated above will be applied once this tax has been reduced.

11.	A transition regime is created with regard to changes made to dividends.
12.
Increases the maximum marginal rate applicable to resident natural persons and modal assignments to 39%. Likewise, certain percentages applicable to withholding at source to natural persons are modified.

13.	Life insurance indemnities will be taxed at the rate applicable to occasional earnings from the taxable year 2019 if they exceed 12,000 UVT.
14.
The income tax rate applicable to national (and similar) or foreign companies (with or without residence in Colombia required to file annual income tax returns) and permanent establishments of foreign entities will be 33% for the taxable year 2019, 32% by 2020, 31% by 2021, and 30% from 2022. Special rules will apply to the hotel sector as of January 1, 2019

15.
Financial institutions must settle additional point to income tax and complementary when the taxable income is equal to or greater than 120,000 UVTs as follows: (i) 4% by 2019; and (ii) 3% by 2020 and 2021.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

16.
In the income tax there are modifications around: i) income that is not considered to be of national source; ii) deduction of all taxes paid (exception to estate tax and standardization tax) and inclusion of some taxes paid as a tax discount (50% - industry and commerce tax); iii) reduction of the presumptive income rate gradually up to 0% from the taxable year 2021 iv) discounts for taxes paid abroad, v) modification of the exempt income contained in article 235-2 of the Tax Statute ; vi) elimination of tax discounts; and vii) the rules applicable to private equity funds, collective investment funds, among others.

17.
Modifies the provision contained in article 90 of the Tax Statute and the allocation of commercial margins will be extensible to the provision of services. It is understood that the value assigned by the parties differs markedly from the average when it is separated by more than fifteen percent (15%) of the prices established in commerce for goods or services of the same species and quality. It is also provided that the sale value of the shares cannot be less than 130% of the intrinsic value, leaving the possibility for the DIAN to use technical methods to determine the sale price.

18.
The sub-capitalization rule is modified by stating that it only applies when debts that generate interest are incurred, directly or indirectly, in favor of economic or domestic affiliates (before it did not matter), only interest generated on occasion may be deducted of such debts as the average total amount thereof, does not exceed the result of multiplying by two (2) the taxpayer's liquid assets determined as of December 31 of the immediately preceding taxable year.

19.
The profits obtained in the transfer of assets or companies located in the national territory are taxed, through the transfer of shares, participations or rights of foreign entities, if the transfer was made directly with the underlying asset (indirect disposals).

20.	Permanent establishments of foreign companies will be taxed with income tax with respect to their income from national and foreign sources that are attributable to them.
21.	Employee education contributions not considered as indirect payments to the worker are included as a deductible expense.
22.	It also indicates that interest and other financial costs attributed to a permanent establishment in Colombia may be deductible provided they have not been subject to withholding at source.
23.	Article 885 of the Tax Statute regarding the presumption of full right for foreign controlled entities is amended, indicating that if more than 80% of income is active there will be no passive income.
24.	Article 793 of the Tax Statute is added, including events under which there is joint and several liability with the principal taxpayer in paying the tax.
25.
A special regime called mega investments is created as of January 1, 2019 for 20 years, for income taxpayers who generate at least 250 direct jobs and make new investments within the national territory with a value equal to or greater than 30,000. 000 UVT (COP $ 1,028,100,000,000 in the year 2019) in any commercial, industrial and / or service activity.

26.
Benefits are raised for the mega-investment regime in: i) the income tax rate (27%), ii) asset depreciation, iii) presumptive income exclusion, iv) non-application of dividend tax; and v) not subject to the estate tax.

27.
The regime for Colombian holding companies is added to income and complementary taxes. It emphasizes in national societies that have as one of their main activities the holding of securities, investment in shares or participations abroad. This regime allows an exemption on dividends received by foreign entities.

28.	Guidelines are generated around works for taxes clarifying validity, conditions for maintaining the means of payment, among others.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

29.
Some retention rates at the source are modified for payments abroad: i) for administration services it will be 33% and in the case of technical assistance, exploitation of industrial property, technical services, consulting, software licensing (among others) will be 20%.

30.
In the matter of procedure there are modifications: i) withholding statements at the source that despite being ineffective will be an executive title, ii) electronic notification of administrative acts; and iii) payment of glosses in the statement of objections to avoid default interest and use the flows plus two points; iv) elimination of extension of firmness to three (3) additional years for compensation of tax losses; v) inclusion of terminations by mutual agreement and conciliations, among others.

10.	RELATED PARTY DISCLOSURES
The directors and officers owe the Company USD$1,539 as at December 31, 2018 (USD$1,676 – December 31, 2017).
During 2019 and 2020, the Company incurred monthly payroll payments for COP 13,000,000 (USD 3.966,87) to Oscar Mauricio Franco Ulloa, president of the company and a 5% shareholder;
Vallita Petroleum is a Related Party who has responsibility for cash handling of Cosechemos Ya SAS.
11.	COMMITMENTS AND CONTINGENCIES
Management contracts

The Company currently does not have management contracts. These contracts require payments of approximately $Nil to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $Nil pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these financial statements.

Lease commitment

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectares property in Girón, Santander, Colombia.  The monthly rent is fixed at approximately $3,480 (COP12,000,000) for 6 years starting on May 2, 2018.

On September 1, 20019, an amendment with a grace period of 16 months formalized with respect to the initial subscription date, with new terms established for the leases and an option to purchase the property to CI Gramaluz SCA was signed and the lease contract was revised. Monthly rent was waived from May 2, 2018 to August 31, 2019. Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee was increased to approximately $5,800 (COP20,000,000).  This contract maturity is 5 years. Cosechemos has an option to purchase the Cosechemos Farm, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia. As of January 1, 2019, the lease will be accounted under IFRS 16 and the Company will recognize a right-of-use asset of $315,531, a current lease liability of $5,374 and non-current lease liability of $310,157.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

Pursuant to an (i) option dated December 27, 2018 to enter in a lease agreement between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectares property in Palagua, Boyacá, Colombia. The Palagua Farm I and Palagua Farm II (collectively, the “Palagua Farms”) are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm. There is not any expiration date for this option.

Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos shall pay approximately $28.13 (COP$95,879) a month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos. Cosechemos is not required to make any payments until it commences its operations at the Palagua Farms.  Cosechemos has a right to purchase the Palagua Farms, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Contingencies

Cannabis operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Company’s operations may require licenses and permits from various governmental authorities in the countries in which it plans to operate. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out growth and development of its projects.

Although the Company has taken steps to verify title to the properties on which it will conduct its cannabis development and in which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company's title. Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair value

The Company’s financial instruments measured at amortized cost as at December 31, 2018 and 2017, consist of amounts receivable, trade payables and accrued liabilities, and the amounts reflected in the statements of financial position approximate fair value due to the short term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company had no financial instruments recorded at fair value in the statement of financial position at December 31, 2018 and 2017.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s amounts receivables.

The carrying amount of amounts receivable represents the maximum credit exposure. As at December 31, 2018, the Company’s total receivable was $1,539 ($1,676 – December 31, 2017).

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

(i)
Commodity price risk
Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for cannabis seeds and plants are impacted by not only the relationship between the Colombian peso, Canadian and United States dollar, as outlined below, but also global economic events that dictate the levels of supply and demand. Lower commodity prices can also reduce the Company’s ability to raise capital. As the Company is not generating revenues, commodity price risk does not directly impact the Company’s financial results.

(ii)
Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates.

As at December 31, 2018 and 2017, the Company had no liabilities denominated in foreign currencies, they are presented in United States dollars.

(iii)	Interest exchange risk The Company has no cash balance as at December 31, 2018 and 2017.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $14 USD as at December 31, 2018 ($8 USD – December 31, 2017). The Company has no cash as at December 31, 2018 and 2017.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in commodities prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

Sensitivity analysis

The Company has, for accounting purposes, designated its amounts receivable as loans and receivables which are measured at amortized cost. Trade payables and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost. As of December 31, 2018, and 2017, both the carrying and fair value amounts of the Company's financial instruments are approximately equivalent due to the short-term maturity of these instruments.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

The sensitivity analysis shown in the notes below may differ materially from actual results. Based on management's knowledge of and experience with the financial markets, the Company believes the following movements are "reasonably possible":

Trade payables and accrued liabilities denominated in Canadian and United States dollars are subject to foreign currency risk. As at December 31, 2018, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $Nil in the Company’s net loss.

13.	CAPITAL MANAGEMENT
The Company will consider the aggregate of its common shares and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

At December 31, 2018 and 2017, the Company has no cash-generating operations; therefore, the only source of cash flow is generated from financing activities or loans. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

14.	SUBSEQUENT EVENTS
The Company received loans from Flora in the amount of $212,380 in August 2019.n July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos S.A.S Ya (“Cosechemos”). Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos. As consideration for the Cosechemos shares, Flora (i) pay $80,000 to the Vendors, and (ii) grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000. To date, payments under this agreement has not been made.
The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 into the Company.
In September 2019 the planting of 2,431 cannabis plants distributed in 12 codes began for research purposes.

In the Cantalavieja farm located in the municipality of Motoso, Giron, Santander, which has been rented for 5 years from September 1, 2019, the following improvement activities have been carried out:

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

- Construction of propagation greenhouse
- Cleaning and preparation of 1 hectare of land for research growing
- Planting for research purposes
- Transplant and crop development in production area.
- Installation of temporary irrigation system
- Trellising installation
- Training of cultivation personnel

Additionally, the following works will be carried out in the period:

- Conformation and/or adaptation of the internal vehicular routes of the farm
-              Demolitions and improvement of the existing farm facilities: office, warehouse, camp, guard area, dormitories, bathrooms, among others.

- Design and installation of the general sign system
- Construction of the propagation greenhouse with ventilation system and lighting system.
- Construction of a production greenhouse, which will be used in production evaluations.
- Installation of the automated irrigation system for 2.13 hectares of production

Staff at all levels are also being trained, which will be documented. The guidelines for organic and Global Gap certifications will be defined beginning in January 2021 for a future pre-audit.

The Agronomic Evaluation Tests are scheduled to be carried out beginning January 2021 to obtain the Cultivars national registry and thus begin commercial planting.

In June 2019, treasury mandate contracts were signed for the management of funds from Canada, with Vallita Petroleum SAS, to provide the cash needed for the operations of the Company.

During 2019 and 2020 the company has been in the process of opening a bank account with BBVA, which it expects to finalize in December 2020; during this period of time all the payments have been handled through mandate contracts mentioned above.

In November 2020, the design planning begins for the implementation of processes COSO and procedures for identification, evaluation, and management of risk with SOX by the Company, which it is expected to be completed in the first half of 2021.

As of the date of this audit, the company does not have any type of judicial process pending.

OFFERING

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.

COSECHEMOS YA SAS
For the years ended December 31, 2018 and 2017
(Figures Expressed in American US Dollars, unless otherwise stated)

LEASE AGREEMENT

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectares property in Girón, Santander, Colombia.  The monthly rent is fixed at approximately $3,480 (COP12,000,000) for 6 years starting on May 2, 2018.

On September 1, 20019, an amendment with a grace period of 16 months formalized with respect to the initial subscription date, with new terms established for the leases and an option to purchase the property to CI Gramaluz SCA was signed and the lease contract was revised. Monthly rent was waived from May 2, 2018 to August 31, 2019. Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee was increased to approximately $5,800 (COP20,000,000).  This contract maturity is 5 years. Cosechemos has an option to purchase the Cosechemos Farm, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia. As of January 1, 2019, the lease will be accounted under IFRS 16 and the Company will recognize a right-of-use asset of $315,531, a current lease liability of $5,374 and non-current lease liability of $310,157.

Pursuant to an (i) option dated December 27, 2018 to enter in a lease  agreement between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectares property in Palagua, Boyacá, Colombia. The Palagua Farm I and Palagua Farm II (collectively, the “Palagua Farms”) are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm.   There is not any expiration date for this option.

Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos shall pay approximately $28.13 (COP$95,879) a month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos. Cosechemos is not required to make any payments until it commences its operations at the Palagua Farms.  Cosechemos has a right to purchase the Palagua Farms, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

15.	APPROVAL OF FINANCIAL STATEMENTS
The individual financial statements at December 31, 2018 y 2017 were authorized for their disclosures by the Legal Representative on November 30, 2020.

FLORA GROWTH CORP.
PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

December 31, 2020

(Expressed in thousands of United States dollars)

FLORA GROWTH CORP.
Pro Forma Condensed Consolidated Statement of Financial Position
As at December 31, 2020
(Unaudited)
(Expressed in thousands of US dollars)

	Flora Growth Corp. At December 31, 2020	Pro Forma Adjustments (Note 4)		Pro Forma Consolidation

ASSETS
Current
Cash	$15,523	$16,667	(a)	$29,758
		(1,322)	(b)
		(432)	(d)
		50	(e)
		(728)	(f)
Trade and amounts receivable	922			922
Loans receivable and advances	302			302
Prepaid expenses	347	378	(f)	725
Inventory	540			540
	17,634	14,613		32,247
Non-current
Property, plant and equipment	411	350	(f)	761
Right of use assets	318			318
Intangible assets	658			658
Goodwill	431			431

Total assets	$19,452	$14,963		$34,415

LIABILITIES
Current
Trade payables and accrued liabilities	$1,809			1,809
Amounts payable to vendors on business combinations	$605			605
Current portion of long term debt	251			251
Current portion of lease liability	78			78
	2,743	-		2,743
Non-current
Non-current debt	69			69
Non-current lease liability	251			251
Deferred tax	139			139
Total liabilities	$3,202	$-		$3,202

SHAREHOLDERS' EQUITY
Share capital	$27,254	$16,667	(a)	$40,951
	-	(2,148)	(b)
	-	(443)	(c)
	-	(432)	(d)
	-	53	(e)

Options	2,396			2,396
	-
Warrants	3,961	826	(b)	5,227
	-	(76)	(c)
	-	519	(c)
	-	(3)	(e)
	-
Accumulated other comprehensive loss	39			39
Deficit	(17,287)			(17,287)
	-
Non-controlling interest	(113)			(113)
	16,250	14,963		31,213
	$19,452	$14,963		$34,415

See accompanying Notes to the Unaudited Pro-Forma Condensed Consolidated Financial Statements

FLORA GROWTH CORP.
Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss
For the year ended December 31, 2020
(Unaudited)
(Expressed in thousands of US dollars except for per share amounts which are in the thousands of shares)

	For the year ended December 31, 2020	Proforma Adjustments (Note 4)	Pro Forma Consolidation

Revenue	$106		$106

Cost of sales	35		35
Gross Profit	$71		$71

Expenses
Consulting and management fees	$4,752		4,752
Professional fees	794		794
General and administrative	1,400		1,400
Travel expenses	428		428
Share based compensation	4,901		4,901
Depreciation and amortization	113		113
Research and development	78		78
Foreign exchange loss	20		20
Total expenses	12,486		12,486
			-
Loss before the undernoted items	(12,415)		(12,415)
Goodwill impairment	1,816		1,816
Interest expense	30		30
Transaction costs	132		132
Other income	(59)		(59)
Net loss for the period	$(14,334)		$(14,334)

Other comprehensive loss
Exchange differences on foreign operations	(16)		(16)
Total comprehensive loss for the period	$(14,350)		$(14,350)

Net loss attributable to:
Flora Growth Corp.	$(14,170)		$(14,170)
Non-controlling interests	$(164)		$(164)

Comprehensive loss attributable to:
Flora Growth Corp.	$(14,186)		$(14,186)
Non-controlling interests	$(164)		$(164)

Basic and diluted loss per share attributable to Flora Growth Corp.			$(0.34)
Number of common shares outstanding - basic and diluted			42,024

See accompanying Notes to the Unaudited Pro-Forma Condensed Consolidated Financial Statements

FLORA GROWTH CORP.
Notes to the Unaudited Pro-Forma Condensed Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars except for per share amounts)

1. BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements of Flora Growth Corp. (“Flora) which comprise the pro forma condensed consolidated statement of financial position as at December 31, 2020 and the pro forma condensed consolidated statements of loss and comprehensive year ended December 31, 2020, have been prepared by management of Flora for illustrative purposes only, to show the effect of the Initial Public Offering (“IPO”) as more fully described in Note 3.

The unaudited pro forma condensed consolidated financial statements have been compiled from the audited consolidated financial statements for the year ended December 31, 2020 and the period from incorporation on March 13, 2019 to December 31, 2019, the (‘Financial Statements”).

These pro-forma condensed consolidated financial statements are presented in thousands of US Dollars. The US Dollar  is the functional currency of Flora.

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2020 has been prepared as if the IPO described in Note 3 and pro forma adjustments described in Note 4 had occurred on December 31, 2020, and the unaudited pro forma consolidated statements of loss and comprehensive loss for the year ended December 31, 2020 have been prepared as if the IPO described in Note 3 and pro forma adjustments described in Note 4 had occurred on January 1, 2020. It is management’s opinion that the unaudited pro forma condensed consolidated financial statements, in all material respects including the IPO assumptions and adjustments described in Notes 3, and 4 are consistent with International Financial Reporting Standards (“IFRS”). The unaudited pro forma consolidated financial statements are not intended to reflect the financial position of Flora which would have actually resulted had the IPO been affected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma consolidated financial statements should be read in conjunction with the Financial Statements of Flora including notes thereto.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are as set out in Flora’s Financial Statements.

3. INITIAL PUBLIC OFFERING

Flora intends to issue securities under a planned initial public offering (“IPO”), consisting of the Company’s common shares that have been approved for listing on Nasdaq. The IPO is subject to a regulatory process and may not be completed as proposed or at all.

4. PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the IPO had occurred on December 31, 2020. Pursuant to the IPO, the Company intends to execute a 3:1 stock consolidation, which has been reflected in these unaudited pro-forma condensed consolidated financial statements as if the stock consolidation took place on January 1, 2020. The unaudited pro-forma condensed consolidated statements of loss and comprehensive loss for the year ended December 31, 2020 reflect the following adjustments as if the acquisition had occurred on January 1, 2020.

(a)	To record 3,333 common shares to be issued pursuant to the IPO at a price of $5.00 per share.

FLORA GROWTH CORP.
Notes to the Unaudited Pro-Forma Condensed Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars except for per share amounts)

(b)
To record broker share issuance costs on IPO, which are comprised of $1,322 in estimated cash costs, as well as broker warrants equal to 7% of the shares issued in the IPO. This is estimated to include 233 broker warrants with an exercise price of $6.25 per share and an expiry of five years. The warrants have an estimated fair value of $826 and are valued using the Black-Scholes model, applying the following assumptions:

Current stock price - $5.00
Exercise price - $6.25
Risk free rate – 0.36%
Volatility – 100%
Time to expiry – 5 years

(c)
To record broker fees related to the Regulation A Financing, which includes warrants equal to 7% of the units issued under the Regulation A Financing subsequent to September 8, 2020. This is estimated to include 399 broker warrants with an exercise price of $3.00 per share and an expiry of five years. These issuance costs are allocated between share capital and warrants, consistent with the allocation of the proceeds of the Regulation A Financing. The warrants with an estimated fair value of $519 are allocated $443 to share capital and $76 to warrants and are valued using the Black-Scholes model, applying the following assumptions:

Current stock price - $1.92
Exercise price - $3.00
Risk free rate – 0.36%
Volatility – 100%
Time to expiry – 5 years

(d)	To record estimated professional fees pursuant to the intended IPO.

(e)	To record warrants exercised subsequent to December 31, 2020.

(f)	To record the acquisition of certain assets of Laboratorios Quipropharma SAS, including the acquisition of certain equipment as well as a deposit on the purchase of real estate.

5. PRO FORMA SHAREHOLDERS’ EQUITY CONTINUITY

A pro-forma continuity of Flora’s issued capital stock and related recorded values after giving effect to the pro-forma adjustments described in Note 4 above is set out below:

	Share capital		Options	Warrants	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-controlling interest	Total
In thousands	#	$	$	$	$	$	$	$

Flora at December 31, 2020	38,358	$27,254	$2,396	$3,961	$39	$(17,287)	$(113)	$16,250
				.				-
Pro forma adjustments
Issuance of common shares pursuant to IPO	3,333	16,667	-	-	-	-	-	16,667
Share issuance costs pursuant to IPO	-	(2,580)	-	826	-		-	(1,754)
warrant issuance cost pursuant to Regulation A	-	(443)	-	443	-	-	-	-
Exercise of warrants	332	53	-	(3)	-	-	-	50
Net loss	-	-	-	-	-	-	-	-

	42,024	$40,951	$2,396	$5,227	$39	$(17,287)	$(113)	$31,213

FLORA GROWTH CORP.
Notes to the Unaudited Pro-Forma Condensed Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars except for per share amounts)

As at December 31, 2020 pro forma, Flora has the following stock options and warrants outstanding in thousands except for per share amounts.

Stock options:

# of stock options outstanding in thousands	# of stock options exercisable in thousands	Exercise price	Expiry date

2,111	2,111	$0.15	28-Jun-24
250	250	$2.25	23-Apr-25
183	183	$2.25	6-Jul-25
17	17	$2.25	31-Jul-25
67	67	$2.25	8-Sep-25
667	667	$2.25	4-Nov-25
500	500	$2.25	16-Dec-25

Warrants:

# of warrants outstanding in thousands	# of warrants exercisable in thousands	Exercise price	Expiry date

2,000	2,000	$ 0.15	15-Mar-22
6,667	6,667	$ 3.00	23-Jul-21 to 20-Jul 22
399	399	$ 3.00	31-Dec-25
233	233	$ 6.25	31-Dec-25

Flora Growth Corp.

  Units (each consisting of one Common Share and one-half Unit Warrant)
Common Shares Underlying the Unit Warrants

Prospectus

A.G.P.

The date of this prospectus is ____________________________, 2021.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

In accordance with the Business Corporations Act (Ontario) and pursuant to the bylaws of the Company (the “Bylaws”), subject to certain conditions, the Company shall, to the maximum extent permitted by law, indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. We shall advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below or is not successful on the merits in their defense of the action or proceeding. Indemnification is prohibited unless the individual:

•	Acted honestly and in good faith with a view to our best interests;
•	In the case of a criminal or administration action or proceeding enforced by a monetary penalty, had reasonable grounds to believe the conduct was lawful; and
•	Was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

Item 7. Recent Sales of Unregistered Securities.

Pursuant to an offering under Tier 2 of Regulation A, Tier 2 under Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), the Company completed its offering of 40,000,000 Units of the Company.  The Regulation A Offering was qualified by the U.S. Securities and Exchange Commission on December 12, 2019.  Each Unit is comprised of one Common Share, with no par value per share and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $1.00 per whole warrant share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Units were offered at a purchase price of $0.75 per Unit.

The Company engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with the Regulation A Offering.  The Company agreed to pay Dalmore a one-time setup fee of $25,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 3% commission on the aggregate amount raised by the Company from investors in the specified states from the sale of Units. Commissions are not payable upon exercise of the warrants.

As of the date of this prospectus, the Company has received subscriptions totaling approximately $29,997,195 pursuant to the Regulation A Offering. The Regulation A Offering closed in December 2020 with 40,000,000 Units sold and $30,000,000 in gross proceeds raised.  We used the proceeds from the Regulation A Offering to fund our cannabis program and general and administrative operating costs.

On May 15, 2021, the Company issued warrants (the “warrants”) to Boustead Securities, LLC, a FINRA/SIPC registered broker-dealer (“Boustead”), entitling Boustead to purchase from the Company 398,720 Common Shares (the “shares”) at an exercise price of $3.00 per share. The warrants had an expiration date of May 15, 2026. On August 23, 2021, Boustead exercised the warrants and were issued the shares. The warrants and shares are exempt from registration under Section 4(a)(2) or Regulation D under the Securities Act.

Item 8. Exhibits and Financial Statements Schedule

(a)	The following exhibits are filed as part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K:
(b)

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1†	Articles of Incorporation of Flora Growth Corp. (incorporated by reference to Exhibit 2.1 of Flora’s Form 1-A, filed with the SEC on October 10, 2019)

3.2†	Bylaws of Flora Growth Corp.(incorporated by reference to Exhibit 2.2 of Flora’s Form 1-A, filed with the SEC on October 10, 2019)

3.3†	Articles of Amendment of Flora Growth Corp. effective April 30, 2021

4.1†	Form of Regulation A, Tier 2 Common Share Purchase Warrant (incorporated by reference to Exhibit 3.1 of the Company's Form 1-U, filed with the SEC on January 23, 2020)

4.2†	Form of Founder Warrant to Purchase Common Shares

4.3†	Form of Regulation A, Tier 2 Subscription Agreement (incorporated by reference to Exhibit 4.1 of the Company's Form 1-AA, filed with the SEC on November 22, 2019)

4.4†	Regulation A, Tier 2 Warrant Indenture (incorporated by reference to Exhibit 3.2 of the Company's Form 1-U, filed with the SEC on January 23, 2020)

4.5*	Form of Unit Warrant

4. 6 *	Form of Underwriter Warrant

4. 7 †
Shareholders’ Agreement dated October 2, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.(incorporated by reference to Exhibit 6.15 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

5.1*	Form of Opinion of Canadian counsel as to the validity of the Common Shares.

10.1†
Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Forbes Manhattan, Inc.(incorporated by reference to Exhibit 6.1 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.2†	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Stan Bharti. (incorporated by reference to Exhibit 6.2 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.3†	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Damian Lopez.(incorporated by reference to Exhibit 6.3 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.4†	Consulting Agreement dated September 11, 2019 between Flora Growth Corp. and Orlando Bustos.(incorporated by reference to Exhibit 6.5 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.5†
Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Jadan Consulting Group.(incorporated by reference to Exhibit 6.4 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.6†
Consulting Agreement dated September 6, 2019 between Flora Growth Corp. and DALV Consulting, LLC.(incorporated by reference to Exhibit 6.8 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.7+	Consulting Agreement dated June 10, 2021 between Flora Growth Corp. and E&J Consulting, LLC.

10.8+	Consulting Agreement dated June 8, 2021 between Flora Growth Corp. and Thinkmode Consulting Group, Inc.

10.9+	Consulting Agreement dated August 16, 2021 between Flora Growth Corp. and Dynamic Consulting of Florida LLC.

10.10†
Broker-Dealer Agreement dated September 6, 2019 between Flora Growth Corp. and Dalmore Group, LLC.(incorporated by reference to Exhibit 6.7 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.11†
Shared Costs Services Agreement dated March 14, 2019 between Flora Growth Corp. and 2227929 Ontario Inc.(incorporated by reference to Exhibit 6.9 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.12†
Promissory Lease with Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Waldshut C.V.(incorporated by reference to Exhibit 6.10 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.13†
Amendment to Promissory Lease with Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Waldshut C.V.(incorporated by reference to Exhibit 6.18 of the Company's Form 1-AA, filed with the SEC on November 22, 2019)

10.14†
Promissory Lease with Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Vicalvaro C.V. (incorporated by reference to Exhibit 6.11 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.15†
Amendment to Promissory Lease with Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Vicalvaro C.V. (incorporated by reference to Exhibit 6.19 of the Company's Form 1-AA, filed with the SEC on November 22, 2019)

10.16†	Lease Agreement dated May 2, 2018 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A (incorporated by reference to Exhibit 6.12 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.17†
Amendment to Lease Agreement dated September 1, 2019 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A.(incorporated by reference to Exhibit 6.13 of the Company's Form 1-AA, filed with the SEC on November 22, 2019)

10.18†	Loan Agreement dated June 18, 2019 between Flora Growth Corp. and Q-Gold Resources Ltd. (incorporated by reference to Exhibit 6.26 of the Company's Form 1-SA, filed with the SEC on September 28, 2020)

10.19†
Loan Agreement dated August 6, 2019 between Flora Growth Corp. and Copper One Inc., as amended on September 12, 2019.(incorporated by reference to Exhibit 6.14 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.20†
Loan Agreement dated November 6, 2019 between Flora Growth Corp. and Sulliden Mining Capital Inc. (incorporated by reference to Exhibit 6.23 of the Company's Form 1-SA, filed with the SEC on September 28, 2020)

10.21†	Loan Agreement dated February 12, 2020 between Flora Growth Corp. and Newdene Gold Inc. (incorporated by reference to Exhibit 6.20 of the Company's Form 1-K, filed with the SEC on April 29, 2020)

10.22†
Loan Agreement dated April 17, 2020 between Flora Growth Corp. and Consultances and Consultancies of Latam by GM LLC (incorporated by reference to Exhibit 6.25 of the Company's Form 1-SA, filed with the SEC on September 28, 2020)

10.23†
Promissory Note No. 101 dated June 1, 2020 between Flora Growth Corp. and Kasa Wholefoods Company SAS. (incorporated by reference to Exhibit 6.24 of the Company's Form 1-SA, filed with the SEC on September 28, 2020)

10.24†
Independent Contractor Agreement dated January 1, 2020 between Flora Growth Corp. and Pedra da Gavea Co. Ltd.(incorporated by reference to Exhibit 6.22 of the Company's Form 1-K, filed with the SEC on April 29, 2020)

10.25†
Independent Contractor Agreement dated April 5, 2020 between Flora Growth Corp. and Evan Veryard. (incorporated by reference to Exhibit 6.21 of the Company's Form 1-K, filed with the SEC on April 29, 2020)

10.26†
Share Purchase Agreement dated July 16, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.(incorporated by reference to Exhibit 7.1 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.27†	Flora Growth Corp. Stock Option Plan. (incorporated by reference to Exhibit 6.16 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.28†	Form of Stock Option Agreement.(incorporated by reference to Exhibit 6.17 of the Company's Form 1-A, filed with the SEC on October 10, 2019)

10.29†	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and Luis Merchan.

10.30†	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and Damian Lopez Consulting Corporation.

10.31†	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and Jadan Consulting Corporation.

10.32†	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and 2051580 Ontario Inc.

10.33†	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and Forbes & Manhattan Inc.

10.34†	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and Orlando Bustos.

10.35†	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and Consultancies and Consultancies of LATAM by GM LLC.

10.36†	Assignment of Membership Interest Flora Beauty LLC dated December 29, 2020 between Flora Growth Corp. and Andrés Restrepo.

10.37†	Assignment of Membership Interest Flora Beauty LLC dated December 29, 2020 between Flora Growth Corp. and Luis Merchan.

10.38†	Share Purchase Agreement dated December 29, 2020 between Flora Growth Corp., Santiago Mora Bahamon, Laura Londono Tapia, Pablo Silva, and Stefan Lauer.

10.39†	Share Purchase Agreement dated December 29, 2020 between Flora Growth Corp., Ángel Miguel Ramírez, Roberto Barreto, and Sandra Milena Barreto Garzón.

10.40†	Share Purchase Agreement dated December 18, 2020 between Flora Growth Corp. and the shareholders of Grupo Farmaceutico Cronomed S.A.S.

10.41†	Assignment of Shares of Hemp Textiles & Co LLC dated December 29, 2020 between Flora Growth Corp. and Luis Merchan.

10.42†	Assignment of Shares of Hemp Textiles & Co S.A.S. dated December 29, 2020 between Flora Growth Corp. and Santiago Mora Bahamón.

10.43†	Assignment of Shares of Hemp Textiles & Co S.A.S. dated December 29, 2020 between Flora Growth Corp. and Nicolás Vásquez.

10.44†	Assignment of Membership Interest of Hemp Textiles & Co S.A.S. dated December 29, 2020 between Flora Growth Corp. and Luis Merchan.

10.45†	Assets Purchase Agreement between Laboratorios Quipropharma, Selling Party and Flora Growth Corp Sucursal Colombia, Buying Party effective January 12, 2021

10.46†	Independent Contractor Agreement dated April 1, 2021, by and between Flora Growth Corp. and 2749058 Ontario Ltd.

10.47+	Flora Growth Warrant

21.1†	List of subsidiaries of Flora Growth Corp.

23.1*	Consent of Davidson & Company LLP, independent registered public accounting firm.

23.2*	Consent of Moore Assurance SAS

23.3*	Consent of Wildeboer Dellelce LLP (included in Exhibit 5.1).

23.4*	Consent of Auditors of Kasa Wholefoods Company SAS Colombia.

23.5*	Consent of Auditors of Breeze Laboratory S.A.S.

23.6*	Consent of Auditors of Grupo Farmaceutico Cronomed SAS.

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*To be filed by Amendment
† Filed previously
+ Filed herewith

(c)	Financial Statements Schedules

See our Financial Statements starting on page F-1.  All other schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 9. Undertakings
(a)	The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv) Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The Registrant hereby undertakes:

(1)
That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on _____________________, 2021.

FLORA GROWTH CORP.

By:
Name: Luis Merchan
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Luis Merchan and Deborah Battiston his or her true and lawful attorney‑in‑fact and agent, with full power of substitution, for her or him and in her or his name, place and stead, in any and all capacities, to sign any and all amendments to this Form F-1/A registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or her or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: ______, 2021
Name: Luis Merchan Title: Chief Executive Officer, President and Director (Principal Executive Officer)

Date: ______, 2021
Name: Lee Leiderman Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date: ______, 2021
Name: Dr. Bernard Wilson Title: Executive Chairman

Date: ______, 2021
Name: Dr. Beverley Richardson Title: Director

Date: ______, 2021
Name: Juan Carlos Gomez Roa Title: Director

Date: _____, 2021
Name: Annabelle Manalo-Morgan Title: Director
Date: _____, 2021
Name: Marc Mastronardi Title: Director

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Flora Growth Corp., has signed this registration statement on ______________, 2021.

By:
Name:	Luis Merchan
Title:	President and Chief Executive Officer